Form 20-F
period 2023-12-31
Silynxcom Ltd.
filed 2024-04-30
CIK 1976443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-41916

SILYNXCOM LTD.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel

(Jurisdiction of incorporation or organization)

19 Yad Harutzim St.

Netanya, 4250519, Israel

Tel: +972-9-8658-370

(Address of principal executive offices)

Nir Klein

Chief Executive Officer

19 Yad Harutzim

Netanya, 4250519 Israel

Tel: +972-9-8658-370

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	SYNX	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

3,161,779 ordinary shares as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐    No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

i

Silynxcom Ltd.

INTRODUCTION

We develop, manufacture, and sell ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. Our in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations and weapons training courses. Our In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or police officers in riot situations. Our In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations.

Our sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving our customers 360° situational awareness.

We work closely with our customers and seek to improve the functionality and quality of our products based on actual feedback from soldiers and police officers “in the field.” Our headset devices are compatible and easily integrate with the various communication equipment devices currently being used by tens of thousands of military and law enforcement personnel in leading military and law enforcement units globally.

We sell our In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units around the world. We also sell indirectly, through a specialized network of local distributors in each geography in which we operate, as well as through key strategic partnerships with radio equipment manufacturers. Our direct sales are generally conducted through government-run official tender processes. Our indirect sales are conducted through our distributor network, specialized agents, and strategic original equipment manufacturers, or OEMs. Our distributor network has grown by 12 times from 2020 to 2023. Our primary markets are currently in Israel, Europe, Asia and the United States and we intend to expand our sales, marketing and distribution network into new markets such as Southeast Asia and Latin America.

We are an Israeli corporation and are incorporated under the name Silynxcom Ltd. Our principal executive offices are located at 19 Yad Harutzim Street in Netanya, Israel. Our telephone number in Israel is +972 9-8658-370. Our website address is https://www.silynxcom.com. The information contained on, or that can be accessed through, our website is not part of this annual report on Form 20-F and is not incorporated by reference herein. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our ability to maintain our business model;

●	our ability to project market growth and trends;

●	our ability to secure government tenders and maintain relationships with government contractors;

●	our ability to elicit a greater positive reception for our technology and devices than other similar devices that are sold on the market;

●	our ability to raise capital through the issuance of additional securities;

●	the effect of competition and other technologies;

●	projected capital expenditures and liquidity;

●	the effects of any potential litigation;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain, protect and enhance our intellectual property;

●	our ability to retain key executive members and employees;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passage of future laws;

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas and Israel-Iran wars; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report on Form 20-F are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this annual report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “Silynxcom” refer to Silynxcom Ltd. and our wholly owned subsidiaries, Silynx Communications Inc., or Silynx USA, which was incorporated in Delaware in September 2005, and Source of Sound Ltd., or SOS, which was incorporated in Israel in September 2005.

Our reporting and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report on Form 20-F to “NIS” are to New Israeli Shekels and references to “dollars”, “USD” or “$” are to U.S. dollars. This annual report on Form 20-F contains translations of NIS amounts into U.S. dollars. Unless otherwise noted, all conversions from NIS to U.S. dollars in this annual report on Form 20-F were made at a rate of NIS 3.627 for $1.00 per U.S. dollar, the exchange rate as of December 29, 2023 published by the Bank of Israel. The aforementioned exchange rate is provided solely for your convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this annual report on Form 20-F and other financial data appearing in this annual report on Form 20-F.

This annual report on Form 20-F contains trademarks, trade names and service marks, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this annual report on Form 20-F may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

We report our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the section entitled “Risk Factors” set forth in Item 3.D of this annual report on Form 20-F, and the other reports and documents filed by us with the U.S. Securities and Exchange Commission, or the SEC.

Risks Related to Our Business and Industry

●	A reduction in the spending patterns of government agencies or ability to obtain government approval for our products could materially and adversely affect our net sales, results of operations, earnings and cash flow;

●	The markets in which we compete are highly competitive and some of our competitors have greater financial and other resources than we do. Competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition;

●	A significant portion of our revenues is derived from certain customers, the potential loss of whom or material decline from might adversely affect our operating results;

●	We do not have long term contracts with our distributors, which makes forecasting revenues and operating results difficult.

v

Risks Related to the Supply and Manufacturing of our Products
●	Disruptions of our production could adversely affect our operating results;

●	We use a variety supplier-provided parts, electronic and acoustic among other components, local manufacturing sub-contractors and contract manufacturing services, and significant shortages, capacity constraints, production disruptions or price increases, potentially caused by the security, geopolitical and political conditions in Israel, could increase our operating costs and adversely impact the competitive positions of our products.

Risks Related to Our Intellectual Property

●	Any loss or limitations on our right to use intellectual property licensed from third parties could have a material adverse effect on our business, operating results and financial condition;

●	We consider our industry know-how proprietary but do not hold any patents, leaving us exposed to the risk that others may seek to mimic our products without compensation;

●	Our results of operations could be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

Risks Related our Ordinary Shares

●	The market price of our Ordinary Shares may be highly volatile and fluctuate substantially, which could result in substantial loses for purchasers of our Ordinary Shares;

●	Raising additional capital could reduce the market price of our Ordinary Shares, dilute our existing shareholders and affect the rights of existing shareholders;

●	Since we are deemed a controlled company under the Companies Law and NYSE American LLC, or NYSE American, rules, we qualify for exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies. Controlling shareholders continue to be able to exert significant control over matters submitted to our shareholders for approval. Investors may face certain disadvantages in owning shares in companies with controlling shareholders, which in turn could affect the trading price for our Ordinary Shares;

Risks Related to Israeli Law and Our Operations in Israel

●	Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including (i) the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region and Israel’s war against them as well as the war’s potential impact on our business and operations; (ii) military hostilities with Hezbollah on the northern border Israel, and (iii) a military conflict with Iran;

●	Our financial performance is, in part, affected by exchange rate fluctuations between the U.S. dollar and NIS;

●	We may not be able to enforce non-compete covenants under Israeli law which might result in increased competition for our products;

●	It may be difficult to enforce judgments of U.S. courts against us and our executive officers directors, and experts named in this annual report on Form 20-F, to assert U.S. securities law claims in Israel or to serve process on our executive officers, directors, and experts;

●	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Our business faces significant risks. You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer, and the price of our Ordinary Shares could decline. This annual report on Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report on Form 20-F and our other SEC filings (see “Cautionary Note Regarding Forward-Looking Statements” above).

Risks Related to Our Business and Industry

A reduction in the spending patterns of government agencies or ability to obtain government approval for sales of our products could materially and adversely affect our net sales, results of operations, earnings and cash flow.

Demand for our products sold to the military procurement market is, in large part, driven by government funding. Government spending is subject to periodic changes. A significant reduction in available government funding could result in a reduction in our net sales, results of operations, earnings and cash flow.

A significant portion of our sales is to government agencies and services that are subject to long-term procurement investment and work plans that must be approved and budgeted by relevant authorities. Our sales may be affected if government agencies and services divert funds to other areas. Since certain government contracts are often for long term periods, regaining a lost government tender might take a significant amount of time.

The markets in which we compete are highly competitive and some of our competitors have greater financial and other resources than us. Competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition.

The sound protection personal tactical communication market is competitive, with participants ranging in size from small companies focusing on single types of similar communication products, to large multinational corporations that manufacture and supply many types of safety products. We believe that participants in this industry compete primarily on the basis of product characteristics, such as functional performance, technology, maintenance, comfort, design and style, price, service and delivery, customer support, the ability to meet the special requirements of customers, brand name trust and recognition. Some of our competitors have greater resources than us and our business could be adversely affected by competitors’ new product innovations, technological innovations to competing products and our pricing changes made in response to competition from existing or new competitors. We may not be able to compete successfully against competitors and the competitive pressures faced by us could have a material adverse effect our business, consolidated results of operations and financial condition.

A significant portion of our revenues is derived from certain customers and any loss of such customer or a material decline in our transactions with such customer would have an adverse effect on our operating results.

We have one customer that comprised 4.7% of our total revenues in 2021, 4.8% in 2022 and 33.5% in 2023. We have another customer that comprised 65.91% of our total revenues in 2021, none of our total revenues in 2022, and 3.7% of our total revenues in 2023. We have another customer that comprised 3.5% of our total revenues in 2021, 55.3% of our total revenues in 2022 and 11.8% of our total revenues in 2023.

Our management’s strategy plans to avoid customer concentration and is expanding the customer base by growing our distributor and agent network. One customer accounted for a significant portion of our revenue for the year ended December 31, 2023, one customer accounted for a significant portion of our revenue for the year ended December 31, 2022 and one customer accounted for a significant portion of our revenue for the year ended December 31, 2021. The contracts entered into with these customers are generally one-off and repeated individual orders, without a term of any specific duration. There were no other customers that comprised greater than 10% of our total revenues during these years. While we consider our relationships with our major customers to be good, the reduction, delay or cancellation of orders from this customer or any delays in payments beyond their payment terms, for any reason, would reduce our revenue and operating income and could materially and adversely affect our business, operating results and financial condition in other ways.

Despite our efforts to expand our customer base, we cannot assure you that we will be able to create a wide customer base in future periods. Although we continually seek to diversify our customer base, we cannot assure you that such customer concentration will not persist. Dependence on a limited number of major customers exposes us to the risks of substantial losses if any of them reduces or ceases business with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, results of operations, financial condition and prospects:

●	an overall decline in the business of one or more of our significant customers;

●	the decision by one or more of our significant customers to shift purchasing from us to our competitors;

●	the reduction in the prices of our products agreed by one or more of our significant customers;

●	the failure or inability of any of our significant customers to make timely payment for our products; or

●	regulatory developments that may negatively affect the business of one or more of our significant customers.

There are risks in the concentration of total revenues from a small pool of customers that constitute a large percentage of sales. It is not possible for us to predict future demand for our services from these customers. Revenues from these larger customers may fluctuate from time based on deal-flow, the timing of which may be affected by market conditions or other factors which may lie beyond our control. If any of these customers experience reduced sales due to market, economic or competitive conditions, we may have to reduce our prices, which could in turn adversely effect on our margins, revenues, results of operations, and trading price of our Ordinary Shares. If any of our large customers cease to procure from us, such cessation could negatively affect our revenues and results of operations and trading price of our Ordinary Shares. Any failure to maintain sales of our products would have a material adverse effect on our financial condition and results of operations.

For most of our sales and customers, we do not have long-term contracts. No assurance can be given that our customers will continue to do business with us. The loss of any of our significant customers will have a material adverse effect on our business, results of operations, financial condition and liquidity. In addition, the uncertainty of product orders can make it difficult to forecast our sales and allocate our resources in a manner consistent with actual sales, and our expense levels are based in part on our expectations of future sales. If our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls.

We generally do not have long-term contracts with our distributors, which makes forecasting our revenues and operating results difficult.

We generally do not enter into long-term agreements with our distributors that obligate them to purchase our products. Our business is based on short-term purchase orders with six-month shipment schedules. We accept canceled and rescheduled orders before shipment without significant penalty. As a result, our distributors may cease purchasing our products at any time, which makes forecasting our revenues and operating results difficult. In addition, due to the absence of substantial non-cancelable backlog, we typically plan our production and inventory levels based on the customer demand forecasts of our distributors and partners, which can fluctuate substantially. The uncertainty of product orders makes it difficult for us to forecast our sales and allocate our resources in a manner consistent with our actual sales. Moreover, our expense levels and the amounts we invest in capital equipment and new product development costs are based in part on our expectations of future sales. If our expectations of future sales are inaccurate, we may be unable to reduce costs to adjust for sales shortfalls and, as a result, our results of operations and financial condition could be materially adversely affected.

Fluctuations in operating results make financial forecasting difficult and could adversely affect the price of our Ordinary Shares.

Our interim and annual revenues and operating results may fluctuate significantly for numerous reasons, including:

●	the timing of receiving purchase orders may result in revenue recognition shift due to delivery schedules;

●	the availability of electronic components to build our products;

●	the timing and cancellation of customer orders;

●	the cancellation of government contracts; and

●	our ability to secure agreements from our direct and indirect distributers for the purchase of our products.

As a result of these and other factors, our revenues and our operating results for any given period may not be indictive of our future revenues or operating results. If our revenues or results of operations fall below expectations of investors or market analysts, the price of our Ordinary Shares could fall.

We may incur significant costs or liabilities to satisfy obligations under the terms of the warranties we supply and the contractual terms under which we sell our products and services.

With respect to our products, we typically offer a warranty against any defects in manufacture or workmanship for a period up to one year from the date of purchase. Our customers may extend the warranty period for additional payment. An exercise of the warranty within such time is unusual based on our historical records and the expense is therefore negligible. However, we maintain cash reserves for these potential warranty expenses based on historical warranty disbursements. There is no assurance that future warranty claims will be consistent with prior claims and if we experience a significant increase in warranty claims, there is no assurance that our cash reserves will be sufficient. Excessive warranty claims could have a material adverse effect on our business, financial condition and results of operations.

Our business is affected by the security, geopolitical and political conditions in the United States, Israel and across the world. Such trend may affect the demand for tactical speech and audio accessories as our communication devices products which may affect our business and operations.

Our business is affected by the security, geopolitical and political conditions across the world. Unstable security conditions in the United States and Israel in particular may spur demand for our communication devices products. Precarious political conditions, on the other hand, may trigger sanctions, cancellation of export licenses or the cessation of manufacturing activities in certain countries which may affect our business and operations (see “Item 3.D. Risks Related to our Incorporation and Our Operations in Israel” for additional information).

A suspension of our authorized supplier approval, issued by the Israeli Ministry of Defense, or cancellation of our security clearance and non-compliance with preconditions, rules and other regulations may affect our future revenues and cash flow, related to contracts with the Israeli government and its agencies.

We are an authorized supplier of the Israeli Ministry of Defense, or Ministry, and we maintain security clearance required for conducting business with them and, accordingly, we are required to comply with preconditions, rules and other regulations that apply to our engagement with the Ministry and contracts with the Israeli government or it agencies. If our authorized supplier approval with the Ministry is cancelled or if we fail to comply with preconditions, rules and other applicable regulations it could have a material adverse effect on our operations and future revenues, cash flow and financial results.

Our earnings and margin depend on our ability to perform on our contracts.

When agreeing to contractual terms, our management team makes assumptions and projections about future conditions and events. The accounting for our contracts and programs requires assumptions and estimates about these conditions and events. These projections and estimates assess:

●	the productivity and availability of labor;

●	the complexity of the work to be performed;

●	the cost and availability of materials and components; and

●	schedule requirements.

If there is a significant change in one or more of these circumstances, estimates or assumptions, or if the risks under our contracts are not managed adequately, the profitability of contracts could be adversely affected. This could affect earnings and margin materially.

Our earnings and margins depend in part on subcontractor and supplier performance.

We rely on other companies to provide materials, components and subsystems for our products. We depend on these subcontractors and suppliers to meet their contractual obligations in full. We manage our supplier base carefully to avoid or minimize customer issues. We sometimes rely on only one or two sources of supply that, if disrupted, could have an adverse effect on our ability to meet our customer commitments. Our ability to perform our obligations may be materially adversely affected if one or more of these suppliers is unable to provide the agreed-upon materials, perform the agreed-upon services in a timely and cost-effective manner, or engage in misconduct or other improper activities.

Damage to our reputation or the reputation of one or more of our product brands could adversely affect our business.

Developing, maintaining and enhancing our reputation, as well as the reputation of our brands, is a critical factor in our relationship with customers, distributors and others. Any failure to counter negative publicity, including concerns about product safety or quality, real or perceived, could materially affect our business, consolidated results of operations and financial condition. In addition, any errors, defects, disruptions, or other performance problems related to our products could harm our brand and may damage the safety of our end-users.

Our future success depends in part on our ability to continue to develop and improve our products and technologies and maintain a qualified workforce to meet the needs of our customers.

Many of the products and services we provide involve sophisticated technologies and engineering based on complex manufacturing and system-integration processes. Our customers’ requirements may change and evolve. Accordingly, our future performance depends in part on our ability to continue to develop, manufacture and provide innovative products and services and bring those offerings to market quickly at cost-effective prices. Some new products must meet extensive and time-consuming regulatory requirements that are often outside our control and may result in unanticipated delays. Additionally, due to the highly specialized nature of our business, we must hire and retain the skilled and qualified personnel. To the extent that demand for skilled personnel exceeds supply, we could experience higher labor, recruiting or training costs so that we can attract and retain such employees. If we were unable to develop new products that meet the changing needs of customers and satisfy regulatory requirements in a timely manner or successfully attract and retain qualified personnel, our future revenue and earnings may be materially adversely affected.

Claims of injuries or potential safety issues related to alleged product defects, or quality concerns against us could have a material adverse effect on our business, operating results, financial condition and liquidity.

Our mission, reputation and business success rely on our ability to design and provide safe, high quality and reliable products that earn and maintain customer trust. Our products are often used in high-risk and unpredictable environments, and we may encounter product liability claims. In addition, we may be required to or may voluntarily recall or redesign certain products or components due to concern about product safety, quality, or reliability. Any significant claims, recalls or field actions that result in significant expense or negative publicity against us could have a material adverse effect on our business, operating results, financial condition and liquidity, including any successful claim brought against us.

We derive a significant portion of our revenues from international sales and are exposed to the risks of doing business in multiple countries.

In 2023, the primary markets for deriving our revenues were Israel and the United States. Our non-Israel and U.S. customers, which includes international military sales, accounted for approximately 35.2% of our revenues. We expect that sales from a variety of international markets will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are exposed to the risks of doing business in multiple countries.

Government policies on international trade and investment and changes in regulatory requirements can affect the demand for our products, impact the competitive position of our products or prevent us from being able to sell or manufacture products in certain countries. The implementation of more restrictive trade policies, such as higher tariffs or new barriers to entry, in countries in which we sell large quantities of products and services could negatively impact our business, financial condition and results of operations. For example, a government’s adoption of “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations. If we were unable to navigate certain foreign regulatory environments, or if we were unable to enforce our contract rights in foreign countries, our business could be adversely impacted. Any of these events could reduce our sales, limit the prices at which we can sell our products, interrupt the supply chain on which we rely or otherwise have an adverse effect on our operating performance. Furthermore, volatility in international political and economic environments and changes in governments’ national priorities and budgets can lead to delays or fluctuations in orders.

While the impact of these factors is difficult to predict, any one or more of these factors could adversely affect our operations in the future. For example, the possibility of changes in tax treaties between Israel and countries to which we ship, and any new tariffs or taxes would affect our cash flow. Potential tariffs or weakening trade relations between Israel and other countries, sanctions and other trade restrictions could have a material adverse impact on our financial position, results of operations and cash flows.

We are subject to various U.S and foreign tax laws and any changes in these laws related to the taxation of businesses and resolutions of tax disputes could adversely affect our results of operations.

The U.S. Congress, the Organization for Economic Co-operation and Development or, OECD, and other government agencies in jurisdictions in which we and our affiliates invest or do business, including the Israeli Tax Authority, have maintained a focus on issues related to the taxation of multinational companies. The OECD has changed numerous long-standing tax principles through its base erosion and profit shifting project which could adversely impact our effective tax rate.

We are subject to regular review and audit by both foreign and domestic tax authorities. While we believe our tax positions will be sustained, the final outcome of tax audits and related litigation may differ materially from the tax amounts recorded in our consolidated financial statements, which could have a material adverse effect on our consolidated results of operations, financial condition and cash flows.

We depend on the recruitment and retention of qualified personnel, including our key executives, and our failure to attract, train and retain such personnel and to maintain our corporate culture and high ethical standards could seriously harm our business.

Due to the specialized nature of our business, our future performance is dependent upon the continued services of our key technical personnel and executive officers, the development of additional management personnel, and the hiring of new qualified technical, manufacturing, marketing, sales and management personnel for our operations. Dealing with customers in the defense industry necessitates qualified personnel with security clearances due to our classified programs. There is intense competition for personnel and we may not be successful in attracting, training or retaining qualified personnel with the requisite skills or security clearances. In addition, certain personnel may be required to receive security clearances and substantial training so that they can work on certain programs or perform certain tasks. Necessary security clearances may be delayed, which may impact our ability to perform on any potential future U.S. government contracts. To the extent that we lose experienced personnel, it is important that we retain key employees, hire new qualified personnel and successfully manage the transfer of critical knowledge. Any loss of key employees, increased attrition, failure to attract new qualified employees or adequately train them, delays in receiving required security clearances, or delays in hiring key personnel could seriously harm our business. Moreover, we believe that a critical element of our ability to successfully attract, train and retain qualified personnel is our corporate culture, which we believe fosters innovation, collaboration and a focus on execution. Our global operations may present challenges in maintaining these important aspects of our corporate culture. Any failure to maintain these elements of our corporate culture could negatively impact our ability to attract, train and retain essential qualified personnel who are vital to the value of our company. Further, we rely on our key personnel to lead with integrity and to meet our high ethical standards that promote excellent performance. To the extent any of our key personnel were to behave in a way that is inconsistent with our values, including with respect to product safety or quality, legal or regulatory compliance, financial reporting or people management, we could experience a materially adverse impact to our reputation and our operating results.

The loss of top management and key personnel could significantly harm our business, and our ability to put in place a succession plan and recruit experienced, competent management is critical to the success of the business.

The continuity of our officers and executive team is important for the successful implementation of our business model and growth strategy designed to deliver sustainable, consistent profitability.

Because of the specialized, technical nature of our business, we are dependent on certain members of our management, sales, engineering and technical staff. The loss of these employees could have a material adverse effect on our business, financial condition and results of operations. Our ability to effectively pursue our business strategy will depend upon, among other factors, the successful retention of our key personnel, recruitment of additional highly skilled and experienced managerial, sales, engineering and technical personnel, and the integration of such personnel obtained through business acquisitions. We cannot be certain that we will be able to retain or recruit this type of personnel. An inability to hire enough people or to find personnel with the desired skills could result in greater demands being placed on limited management resources which could delay or impede the execution of our business plans and have other material adverse effects on our business, financial condition and results of operations.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our new products development programs. For example, the loss of data from our projects could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. To the extent that any disruption or security breach was to result in a loss of or damage to our project data, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the GDPR, damage to our reputation, and the finalization of our products under development could be delayed (see “Item 16.K. Cybersecurity” for additional information).

Business disruptions could seriously affect our future sales, results of operations and financial condition or liquidity and competitive position or increase our costs and expenses.

Our business may be impacted by disruptions, including cyber-attacks, missile attacks, damaging or extreme weather, and global health crises such as pandemics. Any of these disruptions could affect our internal operations or our suppliers’ operations and delay the delivery of products and services to our customers. Any significant production delays, or any destruction, manipulation or improper use of our Company or our suppliers’ data, information systems or networks could impact our sales, results of operations, financial condition or liquidity and competitive position or increase our expenses and/or have an adverse effect on our reputation and of our products and services.

Global inflationary pressure could negatively impact our operations and cash flows.

While inflation in the U.S. has significantly reduced, we nonetheless still face supply chain-related inflationary pressures. The former inflationary pressure was initially triggered by the slowdown in production and disruption to supply chains. Our business has managed to maintain a continuous supply of components to meet our customers’ needs despite increased costs and delayed shipment times. There is, however, still a risk that this global inflationary pressure could potentially impact operations and cash flows if global disruptions to the supply chain continue.

Global interest rate increases may affect our borrowing and financing costs.

Fluctuations in market interest rates may negatively affect our financial condition, the cost of financing projects, increased costs for components, higher outsourced labor costs and results of operations. We are exposed to floating interest rate risk on cash deposit and borrowings rate. We have not used any derivative financial instruments to manage our interest risk exposure.

Risks Related to Legal and Regulatory Matters

Our ability to market and sell our products is subject to existing government laws, regulations and standards, including by the Israeli Defense Export Control Agency within the Israeli Ministry of Defense, or DECA, and the U.S. State Department’s Directorate of Defense Trade Controls, or DDTC. Changes in such laws, regulations and standards (in Israel and in the United States) or our failure to comply with them could materially and adversely affect our results of operations.

Most of our products must meet performance and test standards designed to protect users. Any inability to comply with these standards could result in declines in revenue, profitability and cash flow. Changes in laws and regulations could reduce the demand for our products or require us to re-engineer our products, thereby creating opportunities for our competitors. Regulatory approvals for our products may be delayed or denied for a variety of reasons that are outside of our control. Additionally, market anticipation of significant new standards can cause customers to expedite or delay buying decisions.

Our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act, or FCPA, export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, the State Department’s Directorate of Defense Trade Controls, or DDTC, and the Bureau of Industry and Security, or BIS, of the Department of Commerce. As a result of doing business in foreign countries and with foreign customers, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.

As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA’s prohibition on providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, the provisions of anti-bribery and anti-corruption laws in some jurisdictions extend beyond bribery of foreign public officials and also apply to transactions with individuals that a government does not employ. Some of the international locations in which we may operate lack a developed legal system and have higher than normal levels of corruption. Our continued expansion worldwide could increase the risk of FCPA, OFAC or other similar violations in the future.

We may be subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our products, technology, operations and markets. For example, the marketing and export of defense related equipment, services, ‘know-how’ are subject to DECA’s regulation under the Defense Export Act, collectively, Israeli Trade Control Laws, which impact our operations, for example by limiting our ability to sell, export, or otherwise transfer our products or technology, or to release controlled technology to non-Israeli companies.

In the U.S., these laws include the International Traffic in Arms Regulations, or ITAR, administered by the DDTC, the Export Administration Regulations, or EAR, administered by the BIS and trade sanctions against embargoed countries and destinations administered by OFAC and collectively, American Trade Control Laws. The EAR governs products, parts, technology and software which present military or weapons proliferation concerns, so-called “dual use” items, and ITAR governs military items listed on the United States Munitions List, or USML. Prior to shipping certain items, we must obtain an export license or verify that license exemptions are available. Any failures to comply with these laws and regulations could result in fines, adverse publicity and restrictions on our ability to export our parts and repeat failures could carry more significant penalties.

We may not be able to retain licenses and other authorizations required under the applicable American Trade Control Laws and Israeli Trade Control Laws. The failure to satisfy the requirements under the American Trade Control Laws and Israeli Trade Control Laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, export, import, and/or in-country transfer of our products and technology, which could adversely affect our revenues and profitability.

Environmental, social and corporate governance, or ESG, issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

Certain investors, customers, consumers, employees and other stakeholders focus on ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, board of directors and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other stakeholders are increasingly focusing on environmental issues. Concern over climate change may result in new or increased legal and regulatory requirements to mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, other components of our products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions regarding the effects of substances present in certain of our products. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

If we do not adapt to or comply with new regulations, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, and customers and consumers may choose to stop purchasing our products, which could have a material adverse effect on our reputation, business or financial condition.

We are subject to Israeli and U.S. government inquiries and investigations, including periodic audits of costs that we determine are reimbursable under U.S. government contracts.

Under the Israeli Defense Export Control Act, 5767-2007, or the Defense Export Act, the Ministry and DECA have various audit and supervision powers to ensure compliance with the Defense Export Act, to which violations are subject to criminal and administrative penalties. We are also required to submit quarterly reports to DECA, and to maintain and retain records as to the information and documents pertaining to defense export transactions.

U.S. government agencies, including the Defense Contract Audit Agency and the Defense Contract Management Agency, routinely audit government contractors. These agencies review our performance under contracts, cost structure and compliance with applicable laws, regulations and standards, as well as the adequacy of and our compliance with our internal control systems and policies. Any costs found to be misclassified or inaccurately allocated to a specific contract will be deemed non-reimbursable, and to the extent already reimbursed, must be refunded. Any inadequacies in our systems and policies could result in withholds on billed receivables, penalties and reduced future business. Furthermore, if any audit, inquiry or investigation uncovers improper or illegal activities, we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with the U.S. government. We also could suffer reputational harm if allegations of impropriety were made against us, even if such allegations are later determined to be false.

We are subject to governmental export and import and marketing controls in Israel and in the United States that could subject us to liability in the event of non-compliance or impair our ability to compete in international markets.

We are also subject to U.S. and Israeli export control and economic sanctions laws, which prohibit the delivery and sale of certain products to embargoed or sanctioned countries, governments and persons. Our products could be exported to these sanctioned targets by our channel partners despite their contractual undertakings and any such export could have negative consequences, including government investigations, penalties and reputational harm.

In addition, we are subject to defense-related export controls. For example, currently certain of our Communication Devices are subject to supervision under the Defense Export Act and we retain and maintain licenses from DECA for marketing activities and export limitations covered by the Defense Export Act. In particular, under the Defense Export Control Act, an Israeli company may not conduct “defense marketing activity” without a defense marketing license from the Ministry, and may be subject to a requirement to obtain a specific license from the Ministry for any export of defense related products and/or knowhow. The definition of defense marketing activity is broad and includes any marketing of “defense equipment,” “defense knowhow” or “defense services” outside of Israel, which includes “dual-use goods and technology,” (material and equipment intended in principle for civilian use and that can also be used for defensive purposes, such as our Communication Devices) that is specified in the list of Goods and Dual-Use Technology annexed to the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies, if intended for defense use only, or is specified under Israeli legislation. “Dual-use goods and technology” will be subject to control by the Ministry of Economy if intended for civilian use only.

We could be subject to liability in the event of non-compliance or impair our ability to compete in international markets (including, if we fail to submit quarterly reports to DECA, to maintain and retain records as to the information and documents pertaining to defense export transactions or to otherwise not comply with the terms of the licenses). Furthermore, there is no certainty that the above-mentioned licenses will be renewed or remain in effect. In addition, DECA may not renew such licenses when they expire and DECA may cancel them in accordance with the regulations and powers vested in DECA by law.

Furthermore, any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

Risks Related to the Supply and Manufacturing of our Products

Disruptions of our production could adversely affect our operating results.

If we were to experience any significant disruption in the operation of our facilities, we would be unable to supply our products to our customers. Some of our sales contracts include financial penalties for late delivery. In the past, we have experienced power outages at our facilities, which generally lasted a maximum of three hours. Additionally, our products could be subject to especially wide variations in manufacturing yields and efficiency. We may experience manufacturing problems that would result in delays in product introduction and delivery or yield fluctuations.

We use a variety of supplier-provided parts, electronic and acoustic and other components, local manufacturing sub-contractors and contract manufacturing services, and significant shortages, capacity constraints, production disruptions or price increases could increase our operating costs and adversely impact the competitive positions of our products.

Our products are composed mainly of electronic components, acoustic components, connectors, cables, plastic parts and seals, that are manufactured by subcontractors in accordance with dedicated and unique specifications. Our reliance on U.S. and non-U.S. suppliers (including third-party manufacturing suppliers, subcontractors and service providers) to secure parts, components and sub-systems used in our products exposes us to volatility in the prices and availability of these components and services. In many instances, we depend upon a single source of supply, manufacturing, services support or assembly that may be subject to supply and demand imbalances. Generally, the final assembly of the product is carried out in our factory in Netanya, Israel. However, in certain cases, we may be required to manufacture our products locally in one of our target markets through sub-contractors.

Electronic and acoustic components are commercial off-the-shelf components, while plastic components are manufactured using means of production that belong to us and are located at the subcontractors’ premises.

Generally, although we buy our components ahead of time in general, components may be acquired and supplied within a relatively short period. We attempt to maintain minimum inventory levels in accordance with our short-term manufacturing plan. However, any disruption in deliveries from our suppliers, supplier capacity constraints, supplier production disruptions, supplier quality issues (such as issues with defects or fraudulent parts), closing, bankruptcy or financial difficulties of our suppliers, price increases due to inflation or otherwise, or decreased availability of components, including as a result of war, natural disaster, health pandemic or other business continuity events, could have a material adverse effect on our ability to meet our commitments to customers or increase our operating costs.

We believe that our supply management and production practices are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. Nonetheless, price increases, supplier capacity constraints, and supplier production disruptions may have a material adverse effect on our competitive position, results of operations, financial condition or liquidity.

The sound protection personal tactical communication industry is subject to specific procurement and cybersecurity requirements that limit the types of materials used, which may limit eligible suppliers and subcontractors.

Furthermore, our Company enters into engagement agreements with the subcontractors through specific purchase orders or as part of master agreements. Generally, our terms of payment range between 30-90 days. In exceptional cases, we pay in advance for components. Our engagement agreements with some suppliers are carried out by ad hoc orders.

We face risks related to the ongoing Russian Invasion of Ukraine

The ongoing war between Russia and Ukraine may accentuate problems stemming from supply chain bottlenecks, which in turn may affect the availability and prices for components. Other factors the war may affect are other higher costs and expenses associated with the manufacturing of our products, disruptions to manufacturing of our products, and other factors that may result in higher prices or lower demand for our products. These factors may result in lower sales and margins for our business, thereby rendering past performance less predictive of the future performance of our business. In addition, any deterioration in credit markets as a result of the war could limit our ability to obtain external financing to fund our operations and capital expenditures. We may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Adverse economic conditions may also result in a higher rate of losses on accounts receivable that we accrue in the future due to credit defaults. As a result, a downturn in the worldwide economy resulting from the war that may arise from time to time could have a material adverse effect on our business, results of operations, or financial condition.

The board of directors closely follows the fallout from the war and, as a result, oversees any possible risks related to the war, which includes, but is not limited to, risks related to cybersecurity, sanctions, and supply chain disruptions.

We do not believe that we are more vulnerable to potential cyberattacks by state actors or others since the Russia-Ukraine war began. We maintain cybersecurity protocols and procedures we believe are appropriate for a company of our size.

Our customers who purchase our products for defense applications typically incorporate our products into their products, which may be sold to the U.S. government under contracts. U.S. government contracts generally are not fully funded at inception and may be terminated or modified prior to completion, which could adversely affect our business.

Congress funds the vast majority of the federal budget on an annual basis and Congress often does not provide agencies with all the money requested in their budget. Many of our customers’ federal procurement contracts cover multiple years and, as such, are not fully funded at contract award. If Congress or a U.S. government agency chooses to spend money on other programs, our customers’ contracts may be terminated for convenience. Federal laws, collectively called the Anti-Deficiency Act, prohibit involving the government in any obligation to pay money before funds have been appropriated for that purpose, unless otherwise allowed by law. Therefore, the Anti-Deficiency Act indirectly regulates how agencies award our contracts and pay our invoices. Federal government contracts generally contain provisions that provide the federal government rights and remedies not typically found in commercial contracts, including provisions permitting the federal government to, among other things: terminate our existing contracts; modify some of the terms and conditions in our existing contracts; subject the award to challenge by competitors; suspend work under existing multiple year contracts and related delivery orders; and claim rights in technologies and systems invented, developed or produced by us.

The federal government may terminate a contract with us or our customers either “for convenience” (for instance, due to a change in its perceived needs) or if we default due to our failure or the failure of a general or subcontractor to perform under the contract. If the federal government terminates a contract with one of our customers, our contract with our customers generally would entitle us to recover only our incurred or committed costs, settlement expenses and possibly retain any profit on the work that was completed prior to termination. However, under certain circumstances, our recovery costs upon termination for convenience of such a contract may be limited. As is common with government contractors, we have experienced occasional performance issues under some of our contracts. We have received Stop Work Orders wherein work is suspended pending a review of the program. We may in the future receive show-cause or cure notices under contracts that, if not addressed to the federal government’s satisfaction, could give the government the right to terminate those contracts for default or to cease procuring our services under those contracts.

In addition, U.S. government contracts and subcontracts typically involve long purchase and payment cycles, competitive bidding, qualification requirements, delays or changes in funding, extensive specification and performance requirements, price negotiations and milestone requirements. Each U.S. government agency often also maintains its own rules and regulations with which we must comply, and which can vary significantly among agencies.

Unfavorable outcomes in legal proceedings may harm our business and results of operations.

Our business and results of operations may be affected by the outcome of any future litigation, claims, investigations, legal and administrative cases and proceedings, whether civil or criminal, or lawsuits by governmental agencies or private parties. Regardless of whether there is merit to the claims underlying any legal proceedings to which we are subject, and regardless of whether we are found, as a result of such proceedings, to have violated any applicable laws, such proceedings can be expensive to defend or respond to, and could result in substantial costs and diversion of management’s attention and resources, which could harm our business, and potentially could cause substantial and irreparable harm to our public reputation. For example on January 5, 2024, we and our Vice President of Marketing and International Sales Officer, Mr. Elihay Cohen, were served with a lawsuit submitted to the Central Region District Court in Israel on December 28, 2023 by Misi Tech Israel Ltd., a private Israeli company, and two other individual parties (collectively, the “Plaintiffs”), seeking the grant of an injunction against use of certain intellectual property, declaratory judgment that said intellectual property is the property of the Plaintiffs, and monetary damages in the aggregate amount of NIS 2,633,238 ($711 thousand), as well as attorneys’ fees. This claim is primarily based on (i) an alleged phone call between Mr. Cohen and one of the Plaintiffs, sometime in 2017, where the Plaintiffs allege that Mr. Cohen said he was working for the Company, and (ii) an undisclosed “recent” knowledge of the Plaintiffs confirming this to be true, which the Company believes is frivolous and without merit. Moreover, if the results or settlement of these legal proceedings are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions or other censure that could have an adverse effect on our business, results of operations, financial condition and reputation. Further, our liability insurance coverage may not be sufficient to satisfy, or may not cover, any expenses or liabilities that may arise. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, results of operations and financial condition.

Risks Related to Intellectual Property

Any loss or limitations on our right to use intellectual property licensed from third parties could have a material adverse effect on our business, operating results and financial condition.

We have been granted an exclusive license to use certain intellectual property. While we are not aware of any disputes between the owner of such intellectual property and us or any third party, the owner may determine not to protect the intellectual property rights that we license from it and we may be unable to defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of the owner. Any loss or limitations on our right to use the intellectual property licensed from the owner could have a material adverse effect on our business, operating results and financial condition.

We consider our industry know-how proprietary but own no registered intellectual property or technology, and others may seek to copy it without compensating us.

We have no registered intellectual property rights as to the headset industries know-how and trade secrets that we believe we have developed relating to our decontamination chambers and pumps and certain other minor products, and we cannot be sure that others will not independently develop the same or similar industry know-how, or otherwise obtain access to or duplicate our industry know-how without compensating us. To protect our rights in these areas, we require all employees, consultants and others who work for or with us to enter into confidentiality agreements. We cannot be sure that these agreements will provide meaningful protection for our industry know-how, trade secrets or other information in the event of any unauthorized use, misappropriation, or disclosure. We do not consider the grant of patents, trademarks, or other registered intellectual property essential to the success of our business.

Our results of operations may be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

There is considerable patent and other intellectual property development activity in our industry. Our success depends on our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities, may own or claim to own intellectual property rights relating to our industry and may challenge the validity or scope of our intellectual property rights. A claim may also be made relating to technology or intellectual property rights that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

●	require costly litigation to resolve and the payment of substantial damages;

●	significant management time;

●	require us to discontinue the sale of products and solutions; or

●	require us to expend additional development resources to redesign our products.

Risks Related to Ownership of Our Securities

The market price of our Ordinary Shares may be highly volatile, which could result in substantial losses for purchasers of our Ordinary Shares.

The trading price of each of our Ordinary Shares is likely to be volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of such securities:

●	overall performance of the equity markets, the economy and the market;

●	actual or anticipated fluctuations in our net revenue or other operating metrics;

●	changes in our financial or operational estimates or projections;

●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet the estimates or the expectations of investors;

●	changes in the economic performance or market valuations of companies similar to us;

●	the depth of the trading market in our Ordinary Shares;

●	announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	lawsuits threatened or filed against us;

●	recruitment or departure of key personnel; and

●	other events or factors, including those resulting from war, public health concerns and epidemics, incidents of terrorism or responses to these events.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

Future sales of our Ordinary Shares could reduce the market price of our Ordinary Shares.

Substantial sales of our Ordinary Shares on the NYSE American may cause the market price of our Ordinary Shares to decline. Sales by our shareholders of substantial amounts of our Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares.

The issuance of any additional Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares may have an adverse effect on the market price of our Ordinary Shares and will have a dilutive effect on our existing shareholders and holders of Ordinary Shares.

We do not know whether a market for the Ordinary Shares will be sustained or what the trading price of the Ordinary Shares will be and as a result, it may be difficult for you to sell your Ordinary Shares.

Although our Ordinary Shares are listed on the NYSE American, an active trading market for the Ordinary Shares may not be sustained. It may be difficult for you to sell your Ordinary Shares without depressing the market price for the Ordinary Shares or at all. As a result, you may not be able to sell your Ordinary Shares at or above the sale price or at all. Further, an inactive market may also impair our ability to raise capital by selling Ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies, products, or services by using our equity securities as consideration.

As a “foreign private issuer” we are subject to less stringent disclosure requirements than domestic registrants and are permitted and may in the future elect to follow certain home country corporate governance practices instead of otherwise applicable SEC and NYSE American requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. registrants.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, we report our financial statements in accordance with IFRS as opposed to U.S. GAAP, which is used by domestic U.S. registrants. We have not attempted to identify or quantify the differences between the two reporting standards, and such differences historically or in the future may be material to our financial statements. Additionally, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Israeli legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Israeli laws and regulations that are applicable to Israeli companies with securities registered under the Exchange Act. However, Israeli laws and regulations applicable to Israeli companies do not contain any provisions comparable to the U.S proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K, or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic registrants that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Israeli laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Israeli law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. registrant.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors, or management are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We cannot predict if investors will find the Ordinary Shares less attractive because we may rely on these exemptions. If some investors find the Ordinary Shares less attractive as a result, there may be a less active trading market for the Ordinary Shares, and our market prices may be more volatile and may decline.

The requirements associated with being a public company require significant company resources and management attention.

We are subject to the reporting requirements of the Exchange Act, NYSE American listing requirements and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the NYSE American may also impose various additional requirements on public companies. As a result, we incur significant legal, accounting and other expenses that we did not incur as a non-public company, which could increase if we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. The need to establish and maintain the corporate infrastructure demanded of a public company may divert management’s attention from implementing our development plans. We have made changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our Ordinary Shares, fines, sanctions and other regulatory action and potentially civil litigation.

Sales of a significant number of our Ordinary Shares in the public markets or significant short sales of our Ordinary Shares, or the perception that such sales could occur, could depress the market price of our Ordinary Shares and impair our ability to raise capital.

Sales of a substantial number of our Ordinary Shares or other equity-related securities in the public markets could depress the market price of our Ordinary Shares. If there are significant short sales of our Ordinary Shares, the price decline that could result from this activity may cause the share price to decline more so, which, in turn, may cause long holders of our Ordinary Shares to sell their shares, thereby contributing to sales of our Ordinary Shares in the market. Such sales also may impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that our management deems acceptable, if at all.

Raising additional capital would cause dilution to our existing shareholders and may adversely affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or otherwise, including through convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Future sales of our Ordinary Shares or of securities convertible into our Ordinary Shares, or the perception that such sales may occur, could cause immediate dilution and adversely affect the market price of our Ordinary Shares.

Our amended and restated articles of association, or articles of association, provide that, unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees.

Our articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations promulgated under the Securities Act or the Exchange Act as a result of our exclusive forum provision.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provision of our articles of association. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provision in our articles of association. If a court were to find the exclusive forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

Although we believe the exclusive forum provision benefit us by providing increased consistency in the application of U.S. federal securities laws or the Israeli Companies Law, 5759-1999, or the Companies Law, as applicable, in the types of lawsuits to which they apply, such exclusive forum provision may limit a shareholder’s ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers, or other employees.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our Ordinary Shares, our share price and trading volume could decline.

The trading market for our Ordinary Shares will be influenced in part by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our Ordinary Shares, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, the price of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Ordinary Shares or trading volume to decline.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Based on the composition of our income and valuation of our assets, we were not a passive foreign investment company, or PFIC, for 2023 and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC (see “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information).

The JOBS Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our Company and adversely affect the market price of our Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	The provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date;

●	Any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and

●	Our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for each such traded security, and the trading price of each may be more volatile and may decline.

Our management team has limited experience in managing a public company.

Our management team has limited experience in managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently carry out the duties associated with being a public company, such as complying with the regulations and reporting obligations under the federal securities laws and being subject to the oversight and scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and divert their attention away from the day-to-day management of our business, which may adversely affect our business, financial condition, and operating results.

Our principal shareholders and management own a significant percentage of our Ordinary Shares and will be able to exert significant influence over matters subject to shareholder approval.

As of April 30, 2024 our executive officers, directors, five percent shareholders and their affiliates, in the aggregate, beneficially own approximately 77.2% of our Ordinary Shares. Therefore, these shareholders, and in particular, our largest shareholder, Mr. Nir Klein, have the ability to influence us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, acting together, may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our Ordinary Shares that you may believe are in your best interest as one of our shareholders.

We have not paid, and do not intend to pay, dividends on our Ordinary Shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our Ordinary Shares.

We have never declared or paid any dividends on our Ordinary Shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount depends upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends (see “Item 8.A. Dividends”).

As a “controlled company” within the meaning of the NYSE American rules, we qualify for exemptions from certain corporate governance standards. We do not currently expect or intend to rely on any of these exemptions, but we cannot assure that we will not rely on these exemptions in the future.

For purposes of the NYSE American rules, we are a “controlled company”, meaning a company over which 50% or more of the voting power for the election of directors is held by an individual a group, or another company. Since Mr. Ron Klein and Mr. Nir Klein hold together 55% of our Ordinary Shares as of the date of this annual report on Form 20-F, which means that they control 55% of our voting power, we are eligible for exemptions from certain NYSE American corporate governance standards.

Under the NYSE American rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

●	a majority of the board of directors consist of independent directors;

●	the nominating committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We have decided not to rely on or avail ourselves of the exemptions available for controlled companies under NYSE American rules. However, our decision not to rely on the “controlled company” exemption could change and we cannot assure that we will not rely on these exemptions in the future. If we make such an election, we would disclose such reliance in our next annual report on Form 20-F or in an annual meeting proxy statement and you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE American. In the event that we cease to be a controlled company within the meaning of the applicable rules of the NYSE American, and at such time we have availed ourselves of such corporate governance exemptions available to controlled companies, we will then be required to comply with these requirements after specified transition periods.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Risks Related to Israeli Law and Our Operations in Israel

Potential political, economic and military instability in the State of Israel, where our headquarters, members of our management team, our production and research and development facilities are located, may adversely affect our results of operations.

Our executive offices and research and development facilities are located in Netanya, Israel. In addition, the majority of our employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has historically controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and the market price of our Ordinary Shares.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Further, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists.

On October 7, 2023, an attack was launched against Israel by terrorists from the Hamas terrorist organization In response, the Security Cabinet of the State of Israel declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. To date, the State of Israel continues to be at war with Hamas. In the months since the initial attack by Hamas, clashes with Hezbollah on Israel’s northern border with Lebanon and attacks on Israeli-controlled or owned ships in the Red Sea by members of the Houthi Movement in Yemen have taken place.

On April 13, 2024, Iran, launched more than 300 drones and missiles towards Israel, in response to which Israel and a coalition of allies intercepted over 90%. On April 19, 2024, Israel retaliated with a series of missile strikes on Iranian military sites. As of April 30, 2024, the conflict between Israel and Iran may still be in its inception and may escalate further.

Since the war broke out on October 7, 2023, our operations have not been adversely affected. At this time, it is not possible to predict the intensity or duration of the war, nor can we predict how this war will ultimately affect Israel’s economy in general, which may involve additional credit rating agencies downgrading Israel’s credit rating score after Moody’s downgrading of Israel’s credit rating from A1 to A2 and outlook rating from “stable” to “negative”, and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas, its war with Iran, and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many such military reservists have been discharged, they may be called up again depending on how events unfold. As of April 30, 2024, one of our current employees in Israel is currently on active military duty. Moreover, we rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. Employees of such service providers or contractual counterparties may be called for service in the current or future wars or other armed conflicts with Hamas and Iran, in addition to other prospective armed conflicts Israel may be engaged in, and such persons may be absent from their positions for a period of time. As of April 30, 2024, we have not been impacted by any absences of personnel at our service providers or counterparties located in Israel. However, military service call ups that result in absences of personnel from us, our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

In the months since the initial attack by Hamas, other regional hostilities have become more pronounced. This includes the current war with Iran, clashes with Hezbollah on Israel’s northern border with Lebanon and attacks on Israeli-controlled or owned ships in the Red Sea by members of the Houthi Movement in Yemen, resulting in shipping companies rerouting their cargo ships or ceasing shipments to Israel in the case of the latter. Hostilities with Hamas, Iran, Hezbollah, the Houthi Movement, and other terrorist organizations include and may include terror and missile and drone attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our insurance policies do not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by certain countries, activists and organizations to cause companies, research institutions and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. In December 2023, the Republic of South Africa brought a case to the International Court of Justice, or the ICJ, about which Israel as a member of the Convention on the Prevention and Punishment of the Crime of Genocide, falls under its jurisdiction. The claim asserted that Israel had committed genocide against Palestinians in the Gaza Strip. Prosecutorial proceedings took place in January 2024. The ICJ issued an interim ruling that prescribed Israel to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to the people of Gaza. In light of this ruling, certain companies and business have terminated commercial relationships with Israeli companies and more may follow. If such international tribunal and ICJ rulings continue to issue rulings against Israel, this may adversely impact our ability to cooperate with research institutions and collaborate with other third parties.

Political instability in Israel, originating before October 2023, could disrupt our operations. Having held five general elections between 2019 and 2022, government policy is subject to regular disruptive changes. The current government of Israel has pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Not only have the proposed judicial reforms been put on hold due to the ongoing focus on the war, but also the Supreme Court of Israel ruled that the judicial reform passed into legislation relating to reasonability is unconstitutional. If such changes to the judicial system resume, however, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Our financial performance is subject to risks associated with changes in the value of the U.S. dollar, Israeli shekel, versus local currencies.

We are exposed to foreign currency exchange rate volatility with our non-U.S. dollar denominated sales and operating expenses worldwide. Any weakening of foreign currencies relative to the U.S. dollar adversely affects the U.S. dollar value of our foreign currency-denominated sales and earnings, and generally leads us to raise international pricing, which could reduce demand for our products. In some circumstances, for competitive or other reasons, we may decide not to raise local prices to fully offset the dollar’s strengthening, or at all, which would adversely affect the U.S. dollar value of our foreign currency denominated sales and earnings. Conversely, any strengthening of the Israeli shekel or foreign currencies relative to the U.S. dollar will increase our Israeli operations costs and could cause us to increase our international pricing and become less competitive. Additionally, any strengthening of foreign currencies may also increase our cost of product components denominated in those currencies, thus adversely affecting gross margins.

We may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products.

We have non-competition agreements, governed by Israeli law, with all of our executive officers and the majority of our key employees. These agreements prohibit our employees from competing with or working for our competitors, generally during their employment and for up to a range of 3-12 months after the termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and would be inclined, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas, and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If we are not able to enforce non-compete covenants, we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We may be required to remunerate our Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us.

We enter into agreements with our Israeli employees pursuant to which such individuals agree that any inventions created in the scope of their employment are either owned exclusively by us or are assigned to us, depending on the jurisdiction, without the employee retaining any rights. A portion of our intellectual property has been developed by our Israeli employees during their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the course of his or her employment and within the scope of said employment are considered “service inventions.” Service inventions belong to the employer by default, absent a specific agreement between the employee and employer otherwise. The Patent Law also provides that if there is no agreement regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Although our Israeli employees have agreed that we exclusively own any rights related to their inventions, we may face claims demanding remuneration in consideration for employee service inventions. As a result, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this annual report on Form 20-F in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We were incorporated in Israel. Substantially all of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of our Company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

Our articles of association may be deemed to have an anti-takeover effect.

Certain provisions of our articles of association may make a change in control of us more difficult to affect. Our articles of association provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors are elected by our shareholders. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent an attempt to change control of us, even though a change in control might be considered by our shareholders to be in their best interest.

Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differ in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. companies.

The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes.

The Israeli government currently provides tax and capital investment incentives to Israeli companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and the Israeli governmental authorities may in the future further reduce or eliminate the benefits of these programs. We may take advantage of these benefits and programs in the future; however, there can be no assurance that such benefits and programs will be available to us. If we qualify for such benefits and programs and fail to meet the conditions thereof, the benefits could be cancelled, and we could be required to refund any benefits we might already have enjoyed and become subject to penalties. Additionally, if we qualify for such benefits and programs and they are subsequently terminated or reduced, it could have an adverse effect on our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

We are an Israeli corporation and are incorporated under the name Silynxcom Ltd. We were established in Israel on August 22, 2021, and have two wholly-owned subsidiaries, Silynx USA, which was incorporated in Delaware in September 2005, and SOS, which was incorporated in Israel in September 2005.

As a result of a structural reorganization which took place on August 26, 2021 pursuant to a share exchange agreement between us and Silynx USA, Silynx USA became our wholly owned subsidiary and we acquired all the outstanding shares of Silynx USA from its shareholders in exchange for a full distribution of our outstanding shares to Silynx USA’s shareholders in proportion with their holdings in Silynx USA. In addition, all of Silynx USA’s convertible securities were replaced with convertible securities conferring identical and equal rights in our Company.

On January 17, 2024, we completed our initial public offering on NYSE American, or the Initial Public Offering, which resulted in the issuance of 1,250,000 Ordinary Shares and aggregate net proceeds of $4.4 million.

For over a decade, we have been developing, manufacturing, marketing, and selling ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. Our in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations and weapons training courses. Our In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or police officers in riot situations. Our In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

Our principal executive offices are located at 19 Yad Harutzim Street, Netanya, Israel. Our website address is https://www.silynxcom.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the NYSE American, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

In 2021, 2022 and 2023 our capital expenditures amounted to $116 thousand, $8 thousand, and $3 thousand, respectively. Our current capital expenditures are primarily for office and electronic equipment.

B. Business Overview.

Overview

We develop, manufacture, and sell ruggedized Personal Headset Devices as well as other communications accessories, all of which have been battlefield-tested and combat-proven. We specialize in developing the In-Ear Headset device, a subsegment of the sound protection personal tactical communication market. The In-Ear Headset device is used in both in training and operations by the military, law enforcement, and disaster recovery industry professionals. Our agility, innovation, pricing, and technical performance have enabled us to gain early traction in commercial and industrial markets where a growing emphasis, as evidenced by the growing demand for our products from major companies in private industry, is being placed on safety and reducing certain long-term health issues related to hearing loss as a result of working on the factory floor.

Our In-Ear Headsets seamlessly integrate with third-party manufactured, professional-grade ruggedized radios sold to these aforementioned markets. The key driving factors in the growth of our business has been the recent dramatic growth in the In-Ear Headset subsegment of the sound protection personal tactical communication market coupled with our unique ergonomic design and technology which enables users to both speak and hear clearly and precisely, providing the 360° situational awareness that they require while simultaneously protecting them from hazardous sounds around them.

In addition, we also develop, market and sell push-to-talk devices, communication controllers, and communication device cables and connectors. Our products are designed to be compatible with other products that we offer and compatible with other third-party communication products available on the market.

Our strengths and strategies

Our key business strengths and key competitive advantages are:

●	Innovative In-Ear hearing protection and “talking from the ear” technology;

●	Rapid prototyping of new devices and broad radio interface knowledge;

●	Ability to be flexible, tailor-design and manufacture for each customer’s needs;

●	Ability to produce in small batches and with short lead times;

●	Many years of experience and first-mover advantage in the growing in-ear headset market segment;

●	Our growing distributor and re-seller network that provide us with local knowledge and feedback from customer use experiences “in the field”; and

●	Demonstrated performance at a cost-effective pricing.

We sell our products directly to military forces, law enforcement, and government agencies and indirectly, through a specialized network of local distributors, specialized agents, and, in some cases, strategic long-term OEM agreements with large military equipment providers. While our primary markets are in Israel, Europe, Asia and the United States, we intend to expand our sales, marketing and distribution network into new markets such as Southeast Asia and Latin America.

We believe that we have a strong brand and market position in a growing niche market with high barriers to entry. Our market size is growing structurally as increasing numbers of personnel in defense and law enforcement are issued with personal communication equipment. Our many years of successful deliveries to military and law enforcement customers enables us to qualify for government-run tenders that typically require a high-level of field proven, tested and certified equipment. The order intake and sales process in our industry is characterized by fluctuation and can vary over time. Our close customer relationships enable us to better manage this volatility in order intake by working closely with our customers to forecast new orders, which, in turn, makes it possible to better adapt production timing starts with our contract manufacturers. Our headsets are uniquely manufactured with additive technologies to enable quick delivery cycle when necessary. Our headsets are designed and manufactured in order to allow customers to configure and tailor headsets to their specific needs even for small size batches. Our In-Ear Headsets integrate well with third-party communication system manufacturers, which allows us to provide our customers with the flexibility to purchase our products separately and incorporate them with third party manufactured systems. We regularly work with other producers of tactical headset communication systems to sell our products as a bundle. Thus, our technology is embedded in the overall functionality and quality of the entire personal communication systems. We believe this is a strong barrier to entry while also providing us with the opportunity to bundle our various products to seamlessly integrate with the products of such producers. We regularly improve and upgrade our products, beyond what is typically required by third-party certification agencies, and we aim to set a higher benchmark that we believe will become the “gold standard” requirements to be used requests for proposals and other government run tenders.

Our products and technology

Personal Headset Devices typically have three operational requirements. First, the user needs to be aware of and able to hear ambient noise around them. Second, the user needs to be able to hear and be heard clearly while using his or her communication device, such as a radio, cellular phone, or satellite phone. Third, the user needs to be protected from unpredictable and unsafe sounds, such as explosions, sounds on a battlefield, large demonstrations and weapons training courses.

These requirements seemingly contradict each other. However, our In-Ear Headsets incorporate our electronically enhanced hearing technology along with our active sound protection technology that cuts off or compresses potentially harmful sounds, such as explosions or gunshots.

We focus on developing, marketing and selling two types of In-Ear Headset products. In addition, we also develop, market and sell push-to-talk devices, communication controllers, and communication device cables and connectors.

Our products are designed to be compatible with other products that we offer, as well as compatible with other existing third-party communication products available on the market that are used by our customers. The image below demonstrates the typical Silynxcom System Configuration Options:

In-the-Ear Headset Products

Our In-the-Ear Headset products are designed and manufactured with modular integration that enable our customers to use them together with various different radios, cellphones, intercom systems, Bluetooth adaptor and other communications devices. We manufacture two main types of tactical Headsets: (1) In-Ear Headsets; and (2) Single-Sided Headsets, or “SST Headsets”.

In-Ear Headset.    Our In-Ear Headset enables customers to enjoy high quality, clear communication and multi-directional hearing while providing a high rate of sound protection.

Our In-Ear Headset is unique in its structure, comfort and design. It is composed of lightweight (five gram) earbuds with foam tips. Because it is an In-Ear solution, it is more comfortable to wear than an over-the-ear headset, or Over-the-Ear Headset.

This technology allows us to manufacture a headset that enables our customers to speak and be heard clearly even when they are in a noisy environment. This quality enables our customers to use their headset in situations where traditional Over-The-Ear Headsets with boom microphones cannot be used properly. The In-Ear Headset integrates active noise protection with surrounding hearing enhancement technologies, while incorporating our “talking from the ear” technology. Our “talking from the ear” technology detects minute air movements (naturally created in the ear canal when a person speaks) and converts them into audio signals. In contrast to Over-the-Ear Headsets, our In-Ear Headset not only does not limit our customers, given its size, but it can also be worn with additional head or face gear, such as a protective mask, breathing apparatus or respirator, which may be critical for the safety of our customers. Furthermore, our In-Ear Headset may be used with any type of helmet, including full-cut ballistic helmets, full-face riot helmets, driving helmets and other helmets that supply better head and face protection, protecting our customers while they navigate precarious situations.

We offer two main In-Ear Headsets models:

●	The Protego PRO — with external microphone connectivity.

●	The Protego STD — without external microphone connectivity.

Both models share the same earbuds. The image below exhibits our Protego headset’s ear bud structure.

As shown in the image below, the Protego PRO includes an additional plug to allow an external microphone to be connected to the headset, a feature that is not available in the Protego STD.

Protego PRO (left) and Protego STD (right)

We have also developed a new In-Ear Headset system designed to meet the requirements of law enforcement and public safety organizations. This secure and encrypted In-Ear Headset system is compatible with Terrestrial Trunked Radio, or TETRA, communications systems which are used in a wide range of radio devices. This system features both an In-Ear Headset and control box equipped with technology that provides high audio quality and clarity for these types of communication devices.

In-Ear Headset Accessories

Our line of In-Ear Headset Accessories is designed to complement our main In-Ear Headset products. Our new specially fitted In-Ear Headset for military dogs helps to protect hearing and facilitate immediate and clear communication from dog handlers. Also, we have introduced a special type of dongle- a new encrypted wireless tactical communication product.

We expect that our In-Ear Headset family of products will be our main growth driver in the near term.

Single-Sided Headset Products

Our SST Headsets are mounted on a user’s head, helmet or protective vest and are equipped with a boom microphone- creating a weapon-mounted wireless push-to-talk device. These SST Headsets are designed to be highly ruggedized and withstand extreme environments.

We offer three main SST Headsets models:

●	The Eagle headset is designed to be worn on helmets or headbands such that the headset’s speaker is placed near the ear.

●	The Falcon headset is designed to be worn either on a helmet or a protective vest and it supports an acoustic tube (with a silicon nip) to channel audio output directly to the ear.

●	The HSI headset is designed to be worn together with an Over-the-Ear passive sound protection gear.

The images below depict our three alternative SST Headsets models:

HIS SST Headset	Eagle SST Headset	Falcon SST Headset

Push-To-Talk and Communication Controller Products

We offer push-to-talk-only devices and communications controller products. Both products are hardware devices with embedded software. Controlling multiple communication networks at the same time is crucial for our customers because they often need to communicate simultaneously with multiple people and groups, each of whom is on a different network. We are seeing increasing demand for these products as we see dramatic growth in our customers’ adoption of multi-network-based and software-defined radios and cellular phones.

We have designed our controllers for multiple levels of configurations, modularity, and flexibility, enabling our customers to use these controllers with either our own In-Ear Headsets or third party manufactured headsets. We believe that our controllers provide an opportunity to monetize the cross-selling of our In-Ear Headsets once they have purchased our controllers.

Our push-to-talk-only products are used with our SST Headsets or sold separately. Our communication controller products are used with our Protego headsets and include “push-to-talk” audio processing features, like a push-to-talk control box, and enhanced sound protection processing. We believe our push-to-talk products also provide an opportunity to cross-sell our controller products in addition to our In-Ear Headsets.

We manufacture two main models of communication controllers, the Clarus and the Fortis:

●	The Clarus is designed to control up to two communication networks at the same time (with two different push-to-talk buttons).

●	The Fortis is designed to control up to four communication networks at the same time (with four different push-to-talk buttons).

The image below depicts our Clarus and the Fortis controllers:

Fortis Radio Controller/Push-to-Talk	Clarus Radio Controller/Push-to-Talk

Communication Cables and Connectors

We manufacture, market and sell our communication cables and connectors in order to provide a full end-to-end solution so that our customers can connect our In-Ear Headsets with the different radios that they may use. Based on our in-house developed and proprietary Quick Disconnect Connector (“QDC”) technology we have developed a 10 pin QDC that enables customers to easily connect our In-Ear Headsets with a variety of different signal and power input/output sources. A QDC is a robust, proprietary, multi-pin, twenty-meter diving-certified connector. We provide our customers with different QDC integration options that give our customers more configuration flexibility and levels of modularity.

We believe that our family of QDC products provide an opportunity to monetize cross-selling of our other products, particularly, our controller products as well as our In-Ear Headsets.

We also sell our QDC technology to third-party equipment manufacturers.

Converter & Reseller Agreement with Peltor Communications, a 3M Company

In January 2023, we signed a Converter & Reseller Agreement with Peltor Protective Communications (“Peltor”), a 3M company, and one of the world’s leading manufacturers and an iconic brand name of headsets and two-way radio accessory products for military, law enforcement, hunting, sport shooting, racing, rally sports, aviation, and manufacturing industries. Under the agreement, Silynxcom will purchase Peltor’s family of Over-the Ear headset products from Peltor and will resell a modified version of the Peltor Over-the-Ear Headset which includes Silynxcom’s QDC connector, an upgraded electronic wiring system embedded with a Silynxcom-designed circuit board. We believe this enables Silynxcom to compete in the high-end market for Over-the-Ear Headsets with a more advanced battery power source and can also provide the end-user the versatility of hearing from two different radios simultaneously from each earpiece respectively.

We also believe this agreement will assist our endeavors to lead in the transformation from Over-the-Ear Headsets to In-Ear headsets. We anticipate that our certified embedded technology inside this iconic 3M Peltor brand family of headsets will provide us with both quicker access to a still large customer base of Over-the-Ear Headsets and the opportunity to eventually cross-sell our In-Ear Headsets and ancillary connector products to these new customers. We also believe that our certified embedded technology provides excellent market validation and a natural barrier to entry to our competitors. In July 2023, we received the first order to deliver 360 modified units (combined with Silynxcom products) from a first-time military client. In April 2024, we agreed to expand the mutual conversion distributor agreement to include Peltor’s ComTac™ VIII Headset.

Professional Services and Maintenance Support

We provide professional services and maintenance support for all our products through our one-year warranty and extended paid-for warranty programs. This support is available either onsite or remotely at the customer’s location.

Our Technology

The technologies that drive our In-Ear Headsets are based on our in-house developed real-time use of software and hardware, hardware miniaturization techniques, ergonomic design, and “hardening” manufacturing techniques.

●	Our hardware and software technology is designed to process, gauge and control surrounding sounds in real-time while simultaneously (and in real-time) identify potentially hazardous surrounding sounds and instantly compress them to a pre-defined safe level. This is performed through our proprietary software that, coupled with the ergonomic design of our In-Ear-Headsets, enables our “talking from the ear” technology to pick up minute movements of air in the ear canal and convert them into clear and precise speech.

●	Our In-Ear Headsets are manufactured using our proprietary hardening technology which provides them with intense durability and enables long use-life in harsh environments. We use this same technology when manufacturing our cables and connectors, which taken together with our In-Ear Headsets and QDC connectors, make up the entire Personal Headset unit. We also employ proprietary technology related to our manufacturing processes, including miniaturization and assembly technologies that we have developed, that enables us to reduce the physical dimensions of our products while decreasing our own production and assembly costs. Finally, the processes by which we use “cold molding” materials enables us to manufacture extremely rugged, waterproof and corrosion-resistant products.

The Market for Personal Headset Devices

The sound protection personal tactical communication headset device market is comprised of two types of headsets:

(1)	Over-the-Ear Headsets. Over-the-Ear Headsets are generally comprised of two ear shells attached to each ear by a bow, which include an external environment microphone (located at the external side of the ear shell), an ear speaker (located at the inner side of the ear shell), and a boom microphone used to transmit the user’s speech.

(2)	In-Ear Headsets. In-Ear-Headsets are similar in functionality to Over-The-Ear Headsets, but with components (external environment microphone and ear speaker) that are miniaturized and installed in an earbud that is inserted into the ear. The user’s microphone is also embedded in the earbud (instead of in a boom microphone). As a result, in-ear headsets are superior in terms of their ability to clearly transmit and listen to communication while enabling sound protection.

We focus on the development, marketing, and sale of in-ear headsets.

Silynx “Protego” In-Ear Headset	Silynx In-Ear Headset System Operating with Two Radios Simultaneously

Military Tactical Communication Equipment Market

According to the Global Tactical Headset Market Research Report, published by Wantstats Research and Media Pvt Ltd in 2022 (the “GTHM Report”), the tactical communications equipment market was estimated to be worth $2.66 billion as of 2021 and is expected to grow to $3.8 billion by 2027, with a compound annual growth rate of 6.09%. North America accounts for the largest market share (35.81%) followed by Europe (24.07%) and then Asia Pacific (22.92%). This market includes both personal headsets and communication equipment mounted on certain types of vehicles and tanks.

Military Personal Headset Market

According to the GTHM Report, the personal headset segment of the defense, military and law enforcement tactical communication headset market, defined as headsets that are worn by the user is the largest segment of accounting for 72.25%. In 2021, this segment was estimated at $1.845 billion and is forecasted to reach $2.616 billion by 2027, reflecting a compound annual growth rate of 5.99% between 2021-2027.

Military In-Ear Headset Market

More specifically, our market, the In-Ear Headset market was estimated at $87.8 million in 2021 and is expected to reach $726.3 million by 2027, reflecting a compound annual growth rate of 40.93% for the years 2021-2027. According to the GTHM report, Over-The-Ear Headsets accounted for 92% of this market. However, it is expected that over this same period, In-Ear Headsets will overtake Over-The-Ear Headsets in terms of market share growing from 8% of this market in 2021 to 42% of this market in 2027.

The following table provides data and estimated forecast regarding the size of the global tactical headset market broken down by active sound protection headsets type from 2018 through 2027:

Active Sound Protection Headsets Type	2018	2019	2020	2021	2027 (Estimated)	CAGR (2021-2027)
In-Ear Sound Protection Headsets	$40.95	$55.08	$70.71	$87.84	$726.34	42.0%
Over-the-Ear Sound Protection Headsets	$896.15	$944.71	$992.80	$1,040.10	$1,008.82	(0.51)%
Total	$937.10	$999.79	$1,063.51	$1,127.93	$1,735.16	7.44%

Source: GTHM Report: https://www.marketresearchfuture.com/reports/tactical-headset-market-3840

We believe there are several reasons for this shift:

●	Soldiers and police officers are more amenable to In-Ear Headsets than ever before, driven by the overall shift in consumer behavior towards In-Ear-based listening devices.

●	Increased military and law enforcement budget spending on the personal equipment of soldiers, law enforcement and riot police who nowadays require more nimble and advanced In-Ear-based solutions as new weapons systems become noisier, while their field of combat or theatre of riot operations becomes increasingly complex.

●	New soldier-based systems such as Microsoft’s Integrated Visual Augmentation System are equipped with heavy cables hardware equipment fixed to their helmets — making wearing an Over-The-Ear Headset on a helmet even more challenging.

●	Growing awareness of the health effects and economic costs of hearing loss and impairment to soldiers. According to data from the U.S. Department of Veteran Affairs, 13.4% of first-time military service-connected compensation recipients had disabilities related to tinnitus and hearing impairment as of 2022.

●	As the In-Ear Headset comprises of simple hardware due to the low number of parts and low amount of assembly work, In-Ear Headsets systems provide a better cost-effective solution.

●	One key driver of growth in the use of In-Ear Headsets for workers at commercial and/or industrial manufacturers has been the emphasis on safety and efficiency at the workplace related to hands-free operations and reducing long-term health issues related to hearing loss as a result of working on the factory floor. Moreover, we have begun selling our In-Ear Headsets to the professional cycling market with our first sales to a leading road bicycle racing team and are now focusing our marketing efforts in the professional auto racing market as well.

Competition

As providers of tactical communication headsets, we face competition from both Over-the-Ear Headset producers and other In-Ear Headset producers.

In the In-Ear headset segment of the overall headset market, we compete with Invisio AB (Nasdaq Stockholm: IVSO.ST), Savox Communications Ltd., Ops-Core (a Gentex Corporation company), and Nihon FalCom Corporation.

As defense, military and law enforcement bodies around the world become more familiar with the advantages of In-Ear Headsets, we believe that our position in this market will strengthen.

While we do not consider ourselves as competing directly with traditional Over-the Ear Headset manufacturers, we do compete with them as a solution concept. The market participants who compete in the Over-the-Ear Headset market include Ops-Core, Otto Engineering Inc., Sordin AB, Racal and 3M’s PeltorTM.

Factors of competition include:

We believe the competitive factors customers are concerned with the sound protection personal tactical communication industry primarily include:

●	Comfort of continuous use;

●	Quality, comfort and consistency of precise hearing and speaking;

●	Flexibility of design and manufacturing customization per each customer’s needs; Ability to produce in small batches and with short lead times; and

●	Price.

Marketing Channels

We sell our products both directly to security and rescue forces, military, and law enforcement units around the world, and indirectly, through a specialized network of distributors and agents.

●	Direct sales. We sell directly to end users mostly in Israel and in the United States. Our direct sales are generally conducted through either official public/government tender process or as “sole source” orders whereby the customer specifically requests our devices/technology. Our headquarters is in Israel and we have a representative office in the United States. Within the next twelve months, we plan to open representative sales offices in Korea and in Germany.

●	Indirect sales through distributors and agents. We have developed, grown and operate a global network of distributors that are trained to independently promote and distribute our products to their customers. Our typical distributor is a well-established government supplier with a record of recent successful sales of personal protection equipment to rescue forces, military, and law enforcement bodies. The main benefits our distributors provide us are:

●	Local knowledge and relationships with customers that provide us with critical knowledge about their current and future needs,

●	Intimate involvement in the product customization for their market or customer,

●	Better forecasting of new orders and improved supply chain management, and

●	More efficient and de-risked use of time and capital expenditure.

As of April 1, 2024 we have engagements with distributors who specialize either in various territories and/or with certain customers from such territories as presented in the table below:

Distributors:

Europe	36
Asia	17
Central and South America	6
Middle East	4
Africa	1
Oceania	3

●	Collaborations with original equipment manufacturers of radios. Most manufacturers of tactical radio devices do not manufacture their own headset systems. We collaborate with a number of original equipment manufacturers of tactical radio devices who offer our products to their customers. We are working to expand these types of collaborations, as they increase our market presence and share, strengthen our brand and reputation and provide cost-efficient access to manufacturers marketing and sales channels. Our tactical radio devices, a new generation of data device, are light weight and enhance the communication ability and situational awareness of soldiers.

●	Collaborations with original equipment manufacturers of headset systems. We also cooperate and co-sell our products on an OEM basis or as synergic products to industry strategic partners, such as radio device manufacturers, who offer our headset systems with their radios as a complete solution. Our strategic partners are typically communication device producers, defense contractors/system integrators, helmets producers, gas mask producers etc. The Converter & Reseller Agreement with Peltor is an example of such a collaboration with an OEM manufacturer.

Direct sales of our products are normally conducted as result of either being chosen by the customer after successful tender process or through receipt of a purchase order from a customer. In both cases, receipt of the entire sale proceeds, or a substantial part thereof, is conditional upon receipt from the customer of confirmation of delivery and the receipt of our products and that all post-delivery acceptance tests and inspections have been completed to the satisfaction of the customer. The payment terms in direct sales situations are similar in nature to the payment terms of distributors.

Generally, in view of the nature of our customers, the sales process can range anywhere between several months to several years (in the case of multi-year contracts). When selling to military customers (either directly or indirectly), we are typically prohibited from disclosing the customer’s identity and/or the products that they purchased.

Our revenue stream is derived from end users of our products such as:

●	United States Navy Sea, Air, and Land Teams, more commonly known as the Navy Seals;

●	United Kingdom’s Special Air Service;

●	Israel Defense Forces;

●	Israel Defense Forces General Staff Reconnaissance Unit, more commonly known as Sayeret Matkal;

●	United States Marine Corps;

●	United States Federal Bureau of Investigations;

●	United States Drug Enforcement Agency;

●	Regional police and sheriff departments in the United States;

●	Royal Netherlands Army;

●	German Police;

●	Austrian Armed Forces; and

●	Republic of Korea Armed Forces and national police.

As of April 30, 2024, we have over 308 active customers. We have two large customers, Customer B and Customer C. Set forth below is a breakdown of our five major customers, the revenues arising from which constitute 5% or more of our total revenues in 2021 through 2023, none of whom are one of the end users listed above:

	2023		2022		2021
Major customers	Amount (in USD thousands)	% of our Company’s total revenue	Amount (in USD thousands)	% of our Company’s total revenue	Amount (in USD thousands)	% of our Company’s total revenue
Customer A	$289	3.7%	$3	—	$6,315	65.9%
Customer B	$908	11.8%	$4,016	55.3%	$334	3.5%
Customer C	$2,559	33.5%	$516	7.2%	$448	4.7%
Customer D	$—	—	$477	6.6%	—	—
Customer E	$147	1.9%	$417	5.8%	$13	0.14%
Customer F	$537	7.0%	$113	1.6%	$170	1.78%

Traction in Commercial and Industrial Use Cases

Silynxcom’s agility, innovative technology, price, and technical performance have allowed us to gain early traction in commercial and industrial markets as well, including:

●	Gentex Corporation (NASDAQ: GNTX)

Gentek manufactures their “pure flow” hooded respiratory suits used by fire fighters and hospitals where protective gear is required. Since 2021, we have been selling our headsets under the Silynxcom brand which have been integrated into Gentex’s “pure flow” suite of products.

●	Exelon Corporation (NASDAQ: EXE)

Our In-Ear Headsets have been used by employees at Exelon Corporation’s nuclear power plants in the United States since 2021. Exelon Corporation, a utility services holding company, engages in the energy distribution and transmission businesses in the United States and Canada. Previously, employees at their nuclear power facilities, while covered in full body protective clothing, could not clearly hear and communicate with each other by using Over-the Ear Headsets or makeshift In-Ear pieces. With Silynxcom’s In-Hear Headsets, they can hear and communicate clearly while drowning out the corrosive and hazardous sounds of the nuclear power plant floor. We expect to receive further orders in the near term from Exelon and its broad range of utility holdings.

●	Nucor Corporation (NYSE: NUE)

Nucor Corporation is one of the largest manufacturers and marketers of hot-rolled, cold-rolled, and galvanized sheet steel products in the United States. Nucor began purchasing Silynxcom’s In-Hear headsets in 2022 in order to replace their Over-the-Ear Headsets. In our understanding, Nucor was looking for a headset communication system that provided better situational awareness and communication for their employees on their steel mill floors.

●	Glencore Mining, Australia (LSE: GLEN)

We are currently conducting a trial with the Australian arm of Glencore Plc (“Glencore”), one of the world’s leading producers, refiners, processors and marketers of commodities in the world. We have provided Glencore our In-Ear Headsets for use in one of their iron smelting facilities in Australia. We expect initial sales from this pilot project in the first quarter of 2024.

●	Road Bicycle Racing Team

We recently began selling our In-Ear Headsets to a leading road bicycle racing team. Our headsets were chosen as the solution to be embedded into the team’s riding helmets which combine advanced AI-engineered biometric data and voice alerts through our In-Ear Headsets. In May 2023, our headsets were first used in a professional road race at the Giro d’Italia.

In order to increase our market share in the high-growth in-ear headset segment that we operate in, our strategy for growth includes:

●	Continued joint product and business development with large military contractors and re-sellers where we can bundle together our headsets with the connectors and cables that we otherwise sell separately.

●	Leverage our QDC solution that we currently sell to manufacturers of Over-the-Ear Headsets to cross-sell our In-Ear headsets and accessories

●	Increasing cooperation with well-established global manufacturers of Over-the-Ear Headset manufacturers through the licensing of elements of our In-Ear Headset technology to be applied to Over-the-Ear headsets.

●	Continued development of benchmarks and incentive packages to our growing number of global distributors and agents in the territories in which we operate.

●	Building out a portfolio of framework agreements through participation in structured multiyear frame programs that run for three to seven years, such as the U.S. Department of Defense’s Equipment Purchasing Program.

●	We aim to reach new volume markets by addressing new user groups with a similar need to communicate in noisy and challenging environments while protecting hearing. Examples of such user groups include workers on construction sites, factory floors and mining operations all of which we have begun selling into.

●	Continue our market growth in the hotter climate areas of Asia where we are seeing a growing awareness and demand for sound protective high quality communication radios systems and headsets at a cost-effective price point.

●	Continuing sustainable and profitable growth by focusing on internal cost controls and collaborating closely with our manufacturing partners to safeguard volume gains and competitive production costs.

Commercial contracts with customers

Below are some recent examples of our defense and law enforcement related customer growth:

●	November 2021 — we signed a framework agreement with Elbit Systems Ltd., whereby 7 thousand soldier systems would incorporate Silynxcom headsets, for $3.6 million.

●	October 2022 — we were awarded a four-year framework contract with the Rhineland-Pfalz State Police, whereby our In-Ear Headsets replaced the legacy Over-Ear Headsets. The order size amounted to $65 thousand and seventy systems. We expect additional sales orders, including an upsell totaling $300 thousand received in 2023, and into 2024.

●	April 2023 — we were awarded the opportunity to supply our In-Ear Headsets to an Asian country’s military through what was a public tender process. The initial order was for an entire division. We are in discussions with this customer and believe that the next order could be worth over $100 million over a seven-year period. In June 2023, we were awarded a second contract to supply our In-Ear Headsets through a public tender process of a different division of that same Asian military customer.

●	June 2023 — we were awarded a second contract with the Republic of Korea national police, whereby our “push to talk” systems combined with QDC converted Sordin Over-the-Ear Headset will replace their legacy Over-the Ear Headset systems.

●	July 2023 — we were awarded a from a special forces unit of the Republic of Singapore Army to supply them with Silynxcom In-Ear and 3M Peltor headsets, upgraded with our technology. We expect to deliver these units in 2024.

●	July 2023 — we recognized revenue from the first follow-on order from the German police and a first trial order from the German secret services. We have so far delivered orders amounting to $196,000.

●	February 2024 — we received our first North American order for our software-defined radio headset to a world-leading U.S.-based defense industry original equipment manufacturer amounting to $67,000.

●	February 2024 — we received a repeat order worth $280,000 from a military customer for our Clarus In-Ear Headsets. We have so far received orders from this military customer amounting to over $1 million.

●	March 2024 — we received our first order of our new In-Ear Headset system designed for law enforcement organizations that use TETRA based communication systems.

●	March 2024 — we delivered an order for a special forces military unit in the Asia-Pacific region.

Since our inception in 2005, we have had over $156 million in sales. We have also achieved several milestones in the last three years as detailed below.

In 2021, we received orders for Republic of Korea, Austrian and Dutch army projects, totaling over $9 million in sales. The order size for the Republic of Korea Armed Forces deal amounted to 17,000 systems for $6.3 million. We anticipate that we will receive repeat orders from the Republic of Korea Armed Forces.

In October 2021, we agreed to commence a non-binding collaboration with a large Israeli-based OEM of communication devices. This opportunity relates to modifying the Company’s standard headset for the large Israeli-based OEM for its radio family. We also agreed to collaborate with this large Israeli-based OEM on an opportunity in an Asian country. The first batch of the joint product prototype was supplied in August 2023.

In each of the last three financial years, we received several orders of over NIS 1 million from Elbit Systems Ltd.

In November 2022, we began a non-binding collaboration with one of the largest European-based OEM of communication devices, and the first orders are expected at the beginning of 2025.

In January 2023, we signed a “converter agreement” with 3M Israel, or 3M, a world leader in the field of sound protection and communication equipment. Per the agreement, we are appointed as the authorized non-exclusive convertor in Israel for the same of 3M products, allowing us to re-sell 3M products in Israel as well as sell modified Peltor headsets to our customers worldwide — expanding our product catalogue with unique Over-the-Ear headsets integrated with our QDC. The agreement is for a term of one (1) year, unless terminated earlier upon a 60-day written notice and may be renewed by written agreement between the parties for one (1) year thereafter. In April 2024, we agreed to expand the mutual conversion distributor agreement to include Peltor’s ComTac™ VIII Headset.

In 2023, we achieved our two first army tenders in an Asian country.

We are currently engaged in pursuing the following future projects:

●	South Korean Army; follow-on Order — we are currently in bidding for a follow-on order worth approximately $3.5 million.

●	Leonardo SpA — we are pursuing a joint development project to integrate Silynxcom’s sound protection technology into their existing communication systems. Leonardo is one of Europe’s largest defense and aerospace contractors.

●	United States Army Special Forces Multi-Year Framework Agreements — the new tenders for these renewing framework agreements will be published in early 2024. We expect to qualify and receive a formal invitation to join the bidding process.

●	Large European Military Tenders — we are currently bidding directly on multiple different tenders of European military units amounting to tens of thousands of headset units per year within multi-year framework agreements.

●	We also plan to expand our presence in the family of products for the cycling and motorsports markets, respectively

Manufacturing and Supply

We outsource certain off-the-shelf components of our products from third-party manufacturers and suppliers. Thereafter, we manufacture and assemble in facilities in Israel and other countries, including several countries in Asia, Germany, and the U.S. Finished product are mostly assembled and pass quality control at our facility in Israel.

We consistently monitor our inventory levels, our outsourced manufacturing and distribution capabilities, and maintain recovery plans to address potential disruptions that we may encounter. We do not have a written agreement with these manufacturers and suppliers and work with them on a statement-of-work and purchase order. We are ISO 9001 certified and follow production protocols accordingly.

Intellectual Property

As of the date of this annual report on Form 20-F, we do not have any registered intellectual property rights. We consider the processes that we have developed to manufacture our products to be proprietary as industry know-how. We require all employees, consultants and others who work for or with us to enter into confidentiality agreements. In addition, we have the exclusive right to use certain third-party intellectual property (except in relation to various commercial off-the-shelf components that are used in the manufacturing of our products under standard licenses from the owners of those components, the use of which is regulated by contract). We have registered a domain name for Silynxcom and a number of trademarks in the United States. We take reasonable measures as is generally accepted to protect our trade secrets.

Government Regulation

Most of our products must meet performance and test standards designed to protect users. Any inability to comply with these standards could result in declines in revenue, profitability and cash flow. Changes in laws and regulations could reduce the demand for our products or require us to re-engineer our products, thereby creating opportunities for our competitors. Regulatory approvals for our products may be delayed or denied for a variety of reasons that are outside of our control. Additionally, market anticipation of significant new standards can cause customers to expedite or delay buying decisions.

Our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act, or FCPA, export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, the State Department’s Directorate of Defense Trade Controls, or DDTC, and the Bureau of Industry and Security, or BIS, of the Department of Commerce. As a result of doing business in foreign countries and with foreign customers, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.

As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA’s prohibition on providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, the provisions of anti-bribery and anti-corruption laws in some jurisdictions extend beyond bribery of foreign public officials and also apply to transactions with individuals that a government does not employ. Some of the international locations in which we may operate lack a developed legal system and have higher than normal levels of corruption. Our continued expansion worldwide could increase the risk of FCPA, OFAC or other similar violations in the future.

We may be subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our products, technology, operations and markets. For example, the marketing and export of defense related equipment, services, ‘know-how’ are subject to DECA’s regulation under the Defense Export Act, collectively, Israeli Trade Control Laws, which impact our operations, for example by limiting our ability to sell, export, or otherwise transfer our products or technology, or to release controlled technology to non-Israeli companies.

In the U.S., these laws include the International Traffic in Arms Regulations, or ITAR, administered by the DDTC, the Export Administration Regulations, or EAR, administered by the BIS and trade sanctions against embargoed countries and destinations administered by OFAC and collectively, American Trade Control Laws. The EAR governs products, parts, technology and software which present military or weapons proliferation concerns, so-called “dual use” items, and ITAR governs military items listed on the United States Munitions List, or USML. Prior to shipping certain items, we must obtain an export license or verify that license exemptions are available. Any failures to comply with these laws and regulations could result in fines, adverse publicity and restrictions on our ability to export our parts and repeat failures could carry more significant penalties.

We may not be able to retain licenses and other authorizations required under the applicable American Trade Control Laws and Israeli Trade Control Laws. The failure to satisfy the requirements under the American Trade Control Laws and Israeli Trade Control Laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, export, import, and/or in-country transfer of our products and technology, which could adversely affect our revenues and profitability.

We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts. These laws and regulations affect how we conduct business with our federal government customers. In complying with these laws and regulations, we may incur additional costs, and non-compliance may result in fines and penalties, including contractual damages. Among the more significant laws and regulations affecting our business are:

●	the Federal Acquisition Regulation, which comprehensively regulates the formation, administration and performance of federal government contracts;

●	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

●	the Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based federal government contracts; and

●	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the export of certain products, services and technical data. We engage in international work falling under the jurisdiction of U.S. export control laws. Failure to comply with these control regimes can lead to severe penalties, both civil and criminal, and can include debarment from contracting with the U.S. government.

Our contracting agency customers may review our performance under and compliance with the terms of our federal government contracts. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including:

●	termination of contracts;

●	forfeiture of profits;

●	cost associated with triggering of price reduction clauses;

●	suspension of payments;

●	fines; and

●	suspension or debarment from doing business with federal government agencies.

Additionally, the False Claims Act provides for substantial civil penalties where, for example, a contractor presents a false or fraudulent claim to the government for payment or approval. Civil actions under the False Claims Act may be brought by the government or by other persons on behalf of the government (who may then share a portion of any recovery).

If we fail to comply with these laws and regulations, we may also suffer harm to our reputation, which could impair our ability to win awards of contracts in the future or receive renewals of existing contracts. If we are subject to civil or criminal penalties and administrative sanctions or suffer harm to our reputation, our current business, future prospects, financial condition or operating results could be materially harmed.

The U.S. government may also revise its procurement practices or adopt new contracting rules and regulations, including cost accounting standards, at any time. Any new contracting methods could be costly to satisfy, be administratively difficult for us to implement and could impair our ability to obtain new contracts.

New procurement regulations, or changes to existing requirements, could increase our compliance costs or otherwise have a material impact on the operating margins. Any new U.S. procurement requirements or regulations that are enacted may also result in withheld payments and/or reduced future business if we fail to comply. For example, proposals to raise domestic content thresholds for our U.S. government contracts could have negative impacts on our business. Compliance costs attributable to current and potential future procurement regulations such as these could negatively impact our financial position, results of operations and/or cash flows.

C. Organizational Structure.

We have two wholly owned subsidiaries, Silynx Communications Inc., which is incorporated in Delaware, and Source of Sound Ltd., which is incorporated in Israel.

D. Property, Plant and Equipment.

Our corporate headquarters and warehouse are located 19 Yad Harutzim St., Netanya, Israel. This facility comprises approximately 433 square meters of space. On March 20, 2024, we signed a lease agreement for a new corporate headquarters and warehouse located at 7 Gibore Israel Boulevard, Netanya, Israel that comprises approximately 539 square meters of space. We expect to move to this new facility by the end of the second quarter of 2024 and the lease expires on March 20, 2034.

In addition, we rent offices in California in the United States, for $2 thousand per month. The offices are leased on a month-to-month basis.

We consider that our office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2021 and December 31, 2022 can be found in our prospectus filed with the SEC on January 11, 2024 (Registration No. 333-275195).

Overview

We develop, manufacture, and sell ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. Our in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations and weapons training courses. Our In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or police officers in riot situations. Our In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations.

Our revenue streams originate from a range of customers. Due to the conflicts involving Israel as of the date of this annual report on Form 20-F, demand for our products from the Israel Defense Forces has increased significantly.

We are continuously engaged in the research and development of new and improved iterations of our products, technology and external and internal integration thereof.

Components of our Results of Operations

Our revenues primarily consist of sales of our products.

Set forth below is a table presenting breakdown of our revenues by our two product groups in the years 2023 and 2022:

	2023		2022
Product group	Amount (in USD thousands)	% of total revenue	Amount (in USD thousands)	% of total revenue
In-Ear Headset systems	$4,532	59%	$6,038	83%
SST Headset systems	$2,713	36%	$749	10%
Other revenues	$388	5%	$477	7%
Total	$7,633	100%	$7,264	100%

Set forth below is information about our revenues from sale of our products by geography:

	Revenues (in USD thousands)
Geography	2023	2022
Israel	$4,947	$5,423
Asia	$1,072	$127
USA	$1,070	$1,477
Europe	$423	$146
Rest of the world	$121	$91
Total revenue	$7,633	$7,264

We do not consider any material portion of our business to be seasonal. Various factors, however, can affect the distribution of our revenue between accounting periods, including the timing of contract awards, the timing and availability of government funding, as well as the timing of product deliveries and customer acceptance. Our revenue, therefore, may fluctuate from quarter to quarter.

Our costs and expenses consist of the following components:

●	Cost of Revenues. Our cost of revenues consists of costs related to our direct and indirect sales, including the cost of components. Cost of revenues are primarily driven by the orders customers place for our products and as revenue for our products grows, we expect a corresponding increase in our cost of revenues.

●	Research and Development. Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor’s expenses and other related research and development expenses.

●	Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of salaries and related personnel expenses, subcontractor expenses and other related research and development expenses.

●	General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses, professional services fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

Results of Operations

The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,
U.S. dollars in thousands (except per share amounts)	2023	2022
Revenues	7,633	7,264
Cost of revenues	4,464	4,836
Gross profit	3,169	2,428
Research and development expenses	1,048	439
Selling and marketing expenses	3,170	672
General and administrative expenses	1,732	837
Operating profit (loss)	(2,781)	480
Finance income	67	1,443
Financial expenses	104	123
Income (loss) before income tax	(2,818)	1,800
Income tax expenses	1	2
Net income (loss)	(2,819)	1,798
Other comprehensive income (loss)	—	—
Gain (loss) from measurement of defined benefit plans	6	16
Total comprehensive income (loss)	(2,813)	1,814
Basic earnings (loss) per share	(0.8916)	0.568
Diluted earnings (loss) per share	(0.8916)	0.542

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Revenues

Our revenues for the year ended December 31, 2023 were $7,633 thousand, compared to $7,264 for the year ended December 31, 2022. The increase in revenues for the year ended December 31, 2023 was primarily attributable to a slight increase in demand for several of our products.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2023 was $4,464 thousand, compared to $4,836 thousand for the year ended December 31, 2022. The decrease of cost of revenues for the year ended December 31, 2023 was primarily attributable to a decrease in the cost of components and was partially offset by an increase in share-based compensation expense.

Gross Profit

As a result of the foregoing, our gross profit for the year ended December 31, 2023 was $3,169 thousand, compared to $2,428 thousand for the year ended December 31, 2022. The increase in gross profit for the year ended December 31, 2023 was primarily attributable to a decrease in the cost of components and was partially offset by an increase in share-based compensation expense.

Research and Development expenses

Research and development expenses increased by 138% to $1,048 thousand for the year ended December 31, 2023, compared to $439 thousand for the year ended December 31, 2022. The increase of these expenses for the year ended December 31, 2023 was primarily attributable to an increase in share-based compensation expense and was partially offset by a decrease in professional consultant services costs.

Selling and Marketing expenses

Selling and marketing expenses increased by 371% to $3,170 thousand for the year ended December 31, 2023, compared to $672 thousand for the year ended December 31, 2022. The increase of these expenses for the year ended December 31, 2023 was primarily attributable to an increase in share-based compensation expense.

General and Administrative Expenses

General and administrative expenses increased by 106% to $1,732 thousand for the year ended December 31, 2023, compared to $837 thousand for the year ended December 31, 2022. The increase of these expenses for the year ended December 31, 2023 was primarily attributable to an increase in share-based compensation expense.

Operating Profit (loss)

Operating profit (loss) for the year ended December 31, 2023 was $2,781 thousand, compared to $480 thousand for the year ended December 31, 2022. The decrease in operating profit (loss) for the year ended December 31, 2023 was primarily attributable to stock-based compensation and was partially offset by a decrease in the cost of components.

Financial Income (expense), Net

Financial Income (expense), net for the year ended December 31, 2023 was $37 thousand, compared to financial income, net of $1,320 thousand for the year ended December 31, 2022. The decrease of this financial income (expense), net for the year ended December 31, 2023 was primarily attributable to the reevaluation of the warrant buyback agreement with Bank Mizrahi (see “Item 5.B. Financing Activities” for additional information).

Net Income

Net loss for the year ended December 31, 2023 increased to $2,819 thousand, compared to net profit $1,798 thousand for the year ended December 31, 2022. The decrease of net income for the year ended December 31, 2023 was primarily attributable to an increase in share-based compensation expense and was partially offset by a decrease in the cost of components.

Total comprehensive income (loss)

Total comprehensive income (loss) increased to $2,813 thousand for the year ended December 31, 2023, compared to comprehensive income $1,814 thousand for the year ended December 31, 2022. The decrease of total comprehensive income (loss) for the year ended December 31, 2023 was primarily attributable to an increase in share-based compensation expense and was partially offset by a decrease in the cost of components.

B. Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2023, we have funded our operations primarily with cash generated from our operating activities. As of December 31, 2023, we had $568 thousand in cash and cash equivalents.

The table below presents our cash flows for the periods indicated.

	Year Ended December 31,
U.S. Dollars in thousands	2023	2022

Cash provided by (used in) operating activities	$730	$(1,739)
Cash used in investing activities	(10)	(20)
Cash provided by (used in) financing activities	(229)	255
Net increase (decrease) in cash and cash equivalents	$499	$(1,492)

Operating Activities

During the year ended December 31, 2023, net cash used provided by operating activities was $730 thousand, compared to net cash used in operating activities of $1,739 thousand during the year ended December 31, 2022. The decrease was primarily attributable to an increase in trade receivables.

Investing Activities

Net cash used in investing activities was $10 thousand during the year ended December 31, 2023, compared to $20 thousand during the year ended December 31, 2022. This decrease in investing activities was primarily attributable to a decrease in fixed asset acquisitions and a reduction in bank deposits.

Financing Activities

Net cash flow used in financing activities was $229 thousand during the year ended December 31, 2023, compared to $255 thousand provided by financing activities during the year ended December 31, 2022. This decrease was primarily attributable to cash raised through Simple Agreements for Future Equity, or SAFEs, which occurred in 2022.

On May 5, 2020, we entered into a loan agreement with Bank Mizrahi for NIS 1 million (approximately $284 thousand). Pursuant to the terms of the loan, the loan’s principal was to be repaid in 48 consecutive monthly installments starting on May 30, 2021, and the interest shall be repaid in 48 consecutive monthly installments starting on May 30, 2020. Early repayment is permitted. As of April 17, 2024, the balance of the loan is approximately $19 thousand.

On December 29, 2021, we entered into an agreement, or the Investors Agreement, with Shlomi Amsallem and Ofer Amir, or the Investors, whereby they invested NIS 700 thousand (approximately $225 thousand) for the issuance of securities either directly by the Investors and/or by way of raising capital from other investors that would be introduced by the Investors, or the Additional Investors. The Investors and the Additional Investors were subject to a dilution of up to 40% of our Company’s issued and paid-up share capital as a result of the Initial Public Offering. The offering amount in the Initial Public Offering did not exceed NIS 16 million (approximately $5,145 thousand), and so the Investors and the Additional Investors were not diluted on a pro rata basis, in accordance with their stake in our Company’s shares. The Investors Agreement was amended October 26, 2022, or the Amendment, to include any initial public offering on either Nasdaq or the NYSE American (and, in such event, cease promoting any public offering on the TASE). Further, the Amendment specified that, subject to the Investors’ commitment in the original agreement, we would work to complete a public offering on a U.S. stock exchange by June 30, 2023, with a minimum amount raised of $17 million. If we would be deemed to have started the process of raising capital in a public offering on an American stock exchange pursuant to the provisions of the Amendment, even though this condition was not completed by June 30, 2023, and the process of raising public capital continues to proceed in conjunction with an underwriter, then the relevant provisions of the Amendment continue to apply after June 30, 2023 until the completion date of the public offering. In addition, the Investors Agreement was amended such that, in the event of an initial public offering on a U.S. stock exchange: (1) existing shareholders will hold 50% of our issued and outstanding share capital following the offering (including 442,118 options to be assigned to our Company’s vice president); (2) the Investors would hold a minimum of 13.48% of our issued and outstanding share capital following the offering; (3) following the completion of the offering, we may allocate 12% of our share capital to our option plan; and (4) we will list the Investors’ shares for trading up to six months following the completion of the offering. The Investors also agreed to transfer to us an amount of $200 thousand in connection with any expenses associated with any prospective initial public offering. Finally, upon completion of the offering, we entered into a service agreement with Mr. Amir whereby he will provide advisory services to us until the earliest of: (a) the end of a period of three years from the date of completion of the offering; or (b) the date on which Mr. Amir’s holdings in the share capital of our Company will be less than 3%.

On June 1, 2022, we entered into SAFEs for an aggregate net proceeds of NIS 1.14 million (approximately $342 thousand). The amounts we received under the SAFEs were converted into our Ordinary Shares at a discount rate of (i) 67% (i.e., 33% discount) in connection with the consummation of our Initial Public Offering.

On May 20, 2015, we entered a warrant agreement with Bank Mizrahi, as amended on January 16, 2017, granting Bank Mizrahi the right to purchase from us 335,959 warrants at an exercise price of $0.89 per ordinary share, for a total amount of $300 thousand. The warrants had an exercise period of six years from the effective date of January 16, 2017. On September 22, 2022, we signed a warrant buyback agreement with Bank Mizrahi, cancelling the bank’s warrants for a one-time fee of NIS 600 thousand (approximately $157 thousand). No warrants were exercised by Bank Mizrahi prior to the buyback agreement and the cancellation of its warrants.

Current Outlook

As of December 31, 2023, our cash and cash equivalents were $568 thousand. We have funded our operations to date primarily with cash generated from our operating activities, which provided net cash of $730 thousand for the year ended December 31, 2023. As of December 31, 2023, we have a positive working capital of $2,105 thousand. In addition, on January 17, 2024, we closed our Initial Public Offering for gross proceeds of $5.0 million, before deducting underwriting discounts and before offering expenses.

We believe that our existing cash and cash equivalents balance together with cash generated from operations will be sufficient to meet our working capital expenditure requirements for at least the next 12 months. We expect to generate revenue from the sale of our products and other revenues in the future. We expect our expenses to increase in connection with our activities, particularly as we continue the development of our products, and continue our commercialization efforts. We expect that our recurring revenues and profits will support our future capital requirements, which are dependent on the following:

●	the progress and costs of our research and development activities;

●	the costs of working capital;

●	large new orders that needs to financed; and

●	the magnitude of our general and administrative expenses.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results—Research and Development Expenses” and “Item 5.A. Results of Operations — Comparison of the year ended December 31, 2023, to the year ended December 31, 2022— Research and Development Expenses.”

D. Trend Information

We sell our products directly and indirectly to the Israel Defense Forces. From October 10, 2023 until the date of this annual report on Form 20-F, we have received purchase orders from the Israel Defense Forces and police forces in Israel to supply certain products in the near-term to be used by all branches of the Israel Defense Forces and police departments in Israel as well as in the longer term to resupply inventory stockpiles of equipment for the Israel Defense Forces. We expect to receive additional purchase orders as a result of the ongoing war. There is no assurance, however, that any further purchase orders will materialize in connection with this war. For further information, see “Item 4.B. Business Overview — Marketing Channels” and “Item 3.D. Risk Factors — Risks Related to Israeli Law and Our Operations in Israel.”

E. Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2-B to our audited consolidated financial statements for the year ended December 31, 2023 included elsewhere in this annual report on Form 20-F.

We prepare our financial statements in accordance with IFRS. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report on Form 20-F.

Name	Age	Position	Class
Executive Officers
Nir Klein	56	Chief Executive Officer and Director	III
Ilan Akselrod	46	Chief Financial Officer
Gal Nir Klein	54	Vice President of Marketing and Israel Sales and Director	II
Elihay Cohen	62	Vice President of Marketing and International Sales Officer
Ronen Hananis	43	Vice President of Operations and Development

Directors
Ron Klein	58	Chairman of the Board of Directors	I
Yossi Tisch(1)(2)(3)(4)(5)	57	Director	N/A
Yafit Keret(2)(3)(4)	51	Director	III
Adler Adrian(1)(3)(4)	59	Director	II
Itiel Efrat(1)(2)(3)(4)(5)	59	Director	N/A

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Israeli law)

(4)	Independent Director (as defined under NYSE American LLC Company Guide Manual Section 803(A)(2), or NYSE American Section 803(A)(2))

(5)	External director (as defined under the Companies Law). External directors are not assigned to a class and are elected in accordance with Israeli Companies Law.

Nir Klein, Chief Executive Officer and Director

Mr. Nir Klein has served as our Chief Executive Officer since January 2011 and as a member of our board of directors since August 2021. Mr. Klein graduated from Tel Aviv University with a B.A. in accounting and economics. Mr. Klein has vast operational experience as Chief Executive Officer and director, about which the Board of Directors believes qualifies him to serve as a director.

Ilan Akselrod, Chief Financial Officer

Mr. Ilan Akselrod has served as our Chief Financial Officer since September 2014. Mr. Akselrod served as a controller in Mobileye Technologies Ltd. from June 2010 to August 2014. Mr. Akselrod received his Bachelor of Arts in economics and accounting from Bar Ilan University and a Master’s degree in economics from Bar Ilan University.

Gal Nir Klein, Vice President of Marketing and Israel Sales and Director

Ms. Gal Nir Klein has served as our Vice President of Marketing and Israel Sales since October 2005 and as a member of our board of directors since August 2021. Ms. Nir Klein received her Bachelor of Arts in Economics from Tel Aviv University.

Elihay Cohen, Vice President of Marketing and International Sales Officer

Mr. Elihay Cohen has served as our Vice President of Marketing and International Sales since July 2021. Mr. Cohen previously served as vice president of marketing and international sales at a large tactical gear producer from October 2017 to December 2020 and was a consultant to the Company from January 2021 to June 2021. Mr. Cohen has twenty years of prior management and sales experience in the Hi-Tech sector. Mr. Cohen received his Bachelor of Science in industrial engineering from Tel Aviv University.

Ronen Hananis, Vice President of Operations and Development

Mr. Ronen Hananis has served as our Vice President of Operations and Development since July 2017. Mr. Hananis has served in various positions in our Company since October 2005. From February 2014 through October 2016, Mr. Hananis served as our R&D and Engineering Manager. Prior to that, Mr. Hananis served as our Engineering Manager. Mr. Hananis received his Bachelor of Science in electrical engineering from the Holon Institute of Technology.

Ron Klein, Chairman of the Board of Directors

Mr. Ron Klein has served as the Chairman of our board of directors since May 2017. Mr. Klein has served as the Chief Financial Officer of Feat Fund Investments since October 2023. Mr. Klein, as co-founder, has been Chief Operating Officer and Chief Financial Officer of Xinteza API Ltd. since January 2022. Mr. Klein has also served as a director at Vgarden since January 2022, Histour-Eltive Ltd. since October 2022, and the Israel Bar Publishing House Ltd. since September 2021. From June 2018 through December 2021, Mr. Klein served as the Chief Executive Officer of ChickP Protein Ltd. Mr. Klein received an executive MBA from Kellog Recanati (Northwestern University and Tel Aviv University) in 2006. He holds a B.A. in accounting and finance from Tel Aviv University.

Yossi Tisch, External Director

Mr. Yossi Tisch is an external director as defined under the Companies Law. Mr. Tisch has been vice president of operations and engineering at Shikun & Binui Energy since 2018. From 2009 through 2018, Mr. Tisch served as chief executive officer of two companies in the electricity production and energy sectors. Mr. Tisch also serves as a director at Orim Renewable Energies, Etgal Energy Ltd., Beit Hagadi Green Energies Ltd., Nevatim Renewable Energies Ltd., PSP Investments Ltd, Negev Energy Ashalim Thermo-Solar Ltd, and Ramat Hovav Power Plant Operation and Maintenance, LP. Mr. Tisch received his B.Sc. in industrial and management engineering and his MBA from the Ben-Gurion University of the Negev.

Yafit Keret, Director

Ms. Yafit Keret has been the owner and chief executive officer of Proximo Ltd. since 2011. From 2000 through 2010, Ms. Keret was the chief financial officer of Titan Systems Engineering Ltd. Ms. Keret also serves as director at Matrix Ltd. and Migdalor Investments. Ms. Keret received her B.A. in accounting and business administration and her MBA from the College of Management in Tel Aviv.

Adler Adrian, Director

Mr. Adler Adrian has worked as a systems engineer at Israel Aerospace Industries since 2019, a project manager at TechMer Ltd. since 2016 and a project manager and engineer at Mistral Group since 2013. From 2014 through 2016, Mr. Adrian worked as a project manager at Motorola Solutions Ltd. Mr. Adrian received his MBA from the Ben-Gurion University of the Negev and his B.Sc. in electrical engineering from Tel Aviv University.

Itiel Efrat, External Director

Mr. Itiel Efrat is an external director under the Companies Law. Mr. Efrat is CEO of ERB Financial Group (“ERB”), an entity he co-founded in 1995. Mr. Efrat has twenty-eight years of experience in controllership services with ERB acting as chief financial officer to approximately one thousand five hundred start-up companies, mainly in the technology sector. Mr. Efrat served as director of Matrix IT Ltd, a leading Israeli IT company, from December 2017 to December 2023. Mr. Efrat received his B.A. in accounting and finance from the College of Management in Tel Aviv and is a certified public accountant.

Family Relationships

Nir Klein, our Chief Executive Officer and Director is a brother to Ron Klein, the Chairman of our board of directors, and husband to Gal Nir Klein, our Israel Marketing and Sales Officer and Director (see “Item 7.B. Related Party Transactions” for additional information).

The positions that Nir and Ron Klein occupy are in accordance with the provisions of the Companies Law and the Companies Regulations (Validity Period of a Decision According to Section 121 of the Companies Law), 5776-2016, which permits them to serve in their positions of five years following the completion of our Initial Public Offering.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management for the year ended December 31, 2023. All amounts reported in the tables below reflect the cost to our Company, in U.S. Dollars, for the year ended December 31, 2023.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share-Based Compensation(1)	Total
All directors and senior management as a group, consisting of 6 persons	$673,036	$135,619	$3,715,442	$4,524,097

(1)	Includes: 13,301 options to purchase Ordinary Shares with an exercise price of $15.38, the expiration date of which is January 15, 2025, issued to Nir Klein.

The following table sets forth information concerning the compensation of our five most highly compensated executive officers for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of dollars upon a conversion rate of 3.684 NIS/USD, for the year ended December 31, 2023.

Name and Principal Position		Salary, Pension, Retirement and Other Similar Benefits (Management)	Share Based Compensation	Total

Nir Klein(1)	Chief Executive Officer	$214,820	-	$214,820

Ilan Akselrod	Chief Financial Officer	$123,539	$307,409	$430,948

Gal Nir Klein	Vice President of Marketing and Israel Sales	$153,985	-	$153,985

Elihay Cohen	Vice President of Marketing and International Sales	$175,067	$2,466,603	$2,641,670

Ronen Hananis	Vice President of Operations and Development	$141,244	$441,895	$583,139

Ron Klein	Chairman of the Board of Directors	-	$499,535	$499,535

(1)	Includes: 13,301 options to purchase Ordinary Shares with an exercise price of $15.38, the expiration date of which is January 15, 2025.

Employment and Service Agreements

We have entered into written service agreements with each of our executive officers and the majority of our key employees, as further detailed below. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and intellectual property and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership—Equity Incentive Plan”.

Employment Agreement with Mr. Nir Klein, CEO and Director

In 2005, SOS entered into an employment agreement with Mr. Nir Klein, as amended on August 29, 2013, by which Mr. Klein to serve as the Chief Executive Officer, or CEO, of SOS for a full-time position. As of the date of our Company’s establishment, Mr. Klein became CEO of our Company with continuous rights. Mr. Klein is entitled to a monthly salary (gross) of NIS 35 thousand (approximately $11 thousand) and accompanying benefits, including 23 annual vacation days (accumulation of vacation days is limited to an allotment of 24 months only), recreation days and sick days pursuant to the law, a company car, payment for fuel expenses, a mobile phone and laptop, executive insurance/pension insurance, contributions to an education fund up to the ceiling that is exempted from tax under Israeli laws, and reimbursement of reasonable expenses incurred in relationship of his position. The Company also intends to execute Section 14 of the Severance Pay Law – 1963, or the Severance Pay Law, with Mr. Klein, and this will be valid as of the execution date. In addition, Mr. Klein is entitled to an annual bonus pursuant to meeting certain targets as described in his employment agreement. The employment agreement is for an unlimited term, and each party is entitled to terminate the employment agreement by a two months’ prior written notice. Upon conclusion of his employment at our Company for a reason that does not establish cause for termination pursuant to the terms of the employment agreement, Mr. Klein will be entitled to a prior notice period of four additional months (beyond the two-month period noted above). In addition, Mrs. Klein is entitled to receive sales commissions on all income generated from transactions with those customers that are under Mrs. Klein’s care and responsibility. The commission shall be calculated at a fixed rate of 1% of the gross income of such transactions and, in any case, no more than the maximum amount permitted under the Company’s compensation policy.

Furthermore, during his tenure as CEO, Mr. Klein has been granted 14,160 options to purchase of 14,160 Ordinary Shares.

Periodically, Mr. Klein waived a variable amount of the monthly salary (gross) due to him pursuant to his employment agreement. This amounted to approximately $57 thousand, $106 thousand and $131 thousand, respectively, in each of the years 2019, 2020 and 2021. On December 31, 2022, Mr. Klein executed an absolute and irrevocable disclaimer for the total amount that he waived throughout the aforementioned period and beginning in 2017, which was approximately $699 thousand.

Mr. Klein is not entitled to any compensation with respect to his membership on our board of directors.

Mr. Klein receives a monthly salary of NIS 60,000 and shall receive an annual discretionary bonus subject to our compensation policy that would be the higher of the equivalent of NIS 180 thousand or 25% of certain variable components subject to adoption by our board.

Employment Agreement with Mrs. Gal Nir Klein, VP Marketing and Israel Sales, and Director

In 2005, SOS entered into an employment agreement with Mrs. Gal Nir Klein, by which Mrs. Klein serves as the VP Marketing and Israel Sales, of SOS for a full-time position. Mrs. Klein is entitled to a monthly salary (gross) of NIS 22 thousand (approximately $6 thousand) and accompanying benefits, including 23 annual vacation days (accumulation of vacation days is limited to an allotment of 24 months only), recreation days and sick days pursuant to Israeli law, a company car, fuel expenses, a mobile phone and laptop, executive insurance/pension insurance, contributions to an advanced education fund for her full salary, and reimbursement of reasonable expenses incurred in relationship of her position. The Company also intends to execute Section 14 of the Severance Pay Law with Ms. Klein, and this will be valid as of the execution date. In addition, Mrs. Klein is entitled to an annual bonus pursuant to meeting certain targets as described in her employment agreement. The employment agreement is for an unlimited term, and each party is entitled to terminate the employment agreement by a two months’ prior written notice. Upon conclusion of his employment at our Company for a reason that does not establish cause for termination pursuant to the terms of the employment agreement, Mrs. Klein is entitled to a prior notice period of four additional months (beyond the two months period noted above).

Furthermore, during her tenure, Mrs. Klein has been granted 1,062 options to purchase of 1,062 Ordinary Shares.

Periodically, Mrs. Klein waived a variable amount of the monthly salary (gross) due to her pursuant to her employment agreement. This amounted to approximately $52 thousand, $41 thousand and $54 thousand, respectively, in each of the years 2019, 2020 and 2021. On December 31, 2022, Mrs. Klein executed an absolute and irrevocable disclaimer for the total amount that she waived throughout the aforementioned period and beginning in 2017, which was approximately $301 thousand.

Mrs. Klein is not entitled to any compensation with respect to her membership on our board of directors.

Mrs. Klein receives a monthly salary of NIS 39,000, a discretionary annual bonus linked to the Company’s compensation policy, an annual leave quota of twenty-three days, and a notice period of sixty days. In addition, Mrs. Klein is entitled to receive sales commissions on all income generated from transactions with those customers that are under Mrs. Klein’s care and responsibility. The commission shall be calculated at a fixed rate of 1% of the gross income of such transactions and, in any case, no more than the maximum amount permitted under the Company’s compensation policy.

Employment Agreement with Mr. Ilan Akselrod, Chief Financial Officer

In 2014, SOS entered into an employment agreement with Mr. Ilan Akselrod, pursuant to which Mr. Akselrod serves as Chief Financial Officer, or CFO, of our Company for a full-time position. As of the date of our Company’s establishment, Mr. Akselrod became CFO of our Company with continuous rights. In respect of his tenure, Mr. Akselrod is entitled to a monthly salary (gross) of NIS 26 thousand (approximately $6 thousand) and accompanying benefits, including 17 annual vacation days, recreation days and sick days pursuant to the law, a mobile phone and laptop, executive insurance/pension insurance, severance pay pursuant to the provisions of Section 14 of the Severance Pay Law, contributions to a advanced education fund up to the ceiling that is exempted from tax, and reimbursement of reasonable expenses incurred in relationship with his position. In addition, Mr. Akselrod is entitled to an annual bonus subject to our Company’s exclusive discretion. The employment agreement is for an unlimited term, and each party is entitled to terminate it with 30 days’ prior written notice.

Furthermore, during his tenure, Mr. Akselrod was granted 98,181 options to purchase 98,181 Ordinary Shares.

Mr. Akselrod receives a monthly salary of NIS 39,000, received a one-time bonus of NIS 236,000 granted upon the closing of our Initial Public Offering receives annual leave quota in accordance with Israeli law and has a termination notice period of thirty days.

Employment Agreement with Mr. Elihay Cohen, Vice President of Marketing and International Sales

In August 2021, SOS entered into an employment agreement with Mr. Elihay Cohen, pursuant to which Mr. Cohen serves as the VP Marketing and International Sales of our Company in a full-time position. In respect of his tenure, Mr. Cohen is entitled to a monthly salary (gross) of NIS 35 thousand (approximately 9.5 thousand). Mr. Cohen is entitled to accompanying benefits, including 18 annual vacation days that may be accumulated up to an allotment of 36 days, recreation days and sick days pursuant to the law, a company car, fuel expenses and reimbursement for vehicle-related expenses, a mobile phone and laptop, executive insurance/pension insurance, severance pay pursuant to Section 14 of the Severance Pay Law, contributions to an advanced education fund up to the ceiling that is exempted from tax, and reimbursement of reasonable expenses incurred in relationship with his position, and as approved in advance and in writing by our Company. In addition, Mr. Cohen is entitled to a commission from sales based on targets established in the agreement. The employment agreement is for an unlimited term, and each party is entitled to terminate it with 90 days’ prior written notice.

Furthermore, during his tenure, Mr. Cohen was granted 539,990 options to purchase 539,990 Ordinary Shares.

Mr. Cohen receives a monthly salary of NIS 39,000 and all other employment terms shall remain the same as his current employment agreement.

Employment Agreement with Mr. Ronen Hananis, Vice President of Operations and Development

In 2006, SOS entered into an employment agreement with Mr. Ronen Hananis (who was employed at our Company since 2003 in various positions), pursuant to which Mr. Hananis serves as the VP Operations and Development of our Company for a full-time position. Mr. Hananis is entitled to a monthly salary (gross) of NIS 30 thousand (approximately $8 thousand) and accompanying benefits, including 20 vacation days, recreation days and sick days pursuant to the law, a company car and expenses related to vehicle usage (without grossing), a mobile phone and laptop, executive insurance/pension insurance, contributions to an advanced education fund for his full salary. Mr. Hananis will bear the tax consequences for the amount in excess of the tax-exempt threshold. The Company also intends to execute Section 14 of the Severance Pay Law with Ms. Klein, and this will be valid as of the execution date. The employment agreement is for an unlimited term, and each party is entitled to terminate it with 30 days’ prior written notice. Furthermore, during his tenure, Mr. Hananis has been granted 140,456 options for the purchase of 140,456 Ordinary Shares,

Mr. Hananis receives a monthly salary of NIS 39,000 and a discretionary annual bonus linked to our compensation policy. All other terms shall remain the same as his current employment agreement.

C. Board Practices

Introduction

Our board of directors presently consists of seven members, including two external directors, as required under the Companies Law. Based on information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, four members of the board of directors are “independent directors” as defined under the listing standards of the NYSE American. Our articles of association provide that the number of directors (including external directors, as applicable) shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve directors, who are classified with respect to the term for which they each severally hold office, excluding the external directors, if any (who are elected and serve in office in accordance with the provisions of the Companies Law). Pursuant to the Companies Law, the management of our business is vested in our board of directors.

Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee, or the Compensation Committee, and of the board of directors and are subject to the terms of any applicable employment agreements that we may enter into with them. Our board of directors has established an audit committee, financial statement examination committee, and a compensation committee.

The directors, excluding the external directors if any (who are elected and serve in office in accordance with the provisions of the Companies Law), shall be classified, with respect to the terms each severally hold in office, into three classes, as equal in number as practicable, hereby designated as Class I, Class II and Class III.

(i)	The term of office of the initial Class I directors shall expire at the first annual general meeting following our Initial Public Offering and when their successors are elected and qualified;

(ii)	The term of office of the initial Class II directors shall expire at the first annual general meeting following the annual general meeting referred to in clause (i) above and when their successors are elected and qualified; and

(iii)	The term of office of the initial Class III directors shall expire at the first annual general meeting following the annual general meeting referred to in clause (ii) above and when their successors are elected and qualified.

In addition, under certain circumstances, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), in one of the classes and until the next annual general meeting according to the appropriate class in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law (see “Item 6.C Board Practices – External Directors”).

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election and affirm that all of the required election-information is provided to us, pursuant to the Companies Law and our articles of association.

However, under a new exemption applicable as of March 12, 2024, one or more shareholders of an Israeli company whose shares are listed outside of Israel may request the company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder hold at least five percent (5%) of the voting rights of the company, instead of one percent (1%) required in the past.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

The positions that Nir and Ron Klein occupy are in accordance with the provisions of the Companies Law and the Companies Regulations (Validity Period of a Decision According to Section 121 of the Companies Law), 5776-2016, which permits them to serve in their positions of five years following the completion of our Initial Public Offering.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, or Audit Committee, financial statement examination committee and Compensation Committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our Audit Committee.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Yossi Tisch and Itiel Efrat.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NYSE American rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business — accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions.

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

●	At least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	The total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, against the election of the external director, does not exceed 2% of the aggregate voting rights of the company.

The term “control” is defined in the Companies Law as the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee as described below;

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NYSE American, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, with a holder of 5% or more of the issued share capital or voting power in the company or with the most senior financial officer.

The term “relative” is defined under the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined under the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage, other than for his or her service as an external director as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined the occurrence of circumstances allow such dismissal, at the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholder meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of a company may not be appointed as an external director of another company if at the same time a director of such other company is acting as an external director of the first company.

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder (as defined under the Companies Law) whose shares are listed for trading on specified exchanges outside of Israel, including the NYSE American, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. We are a “controlled company” as defined under the Companies Law, and, as such, we do not use this exemption from the requirement described herein. Notwithstanding the above, if our board of directors decides that we are not a controlled company, then, it may use the described exemption.

In March 2024, the appointments of Yossi Tisch and Itiel Efrat as external directors for a term of three years were approved at a general meeting of shareholders.

Independent Directors Under the Companies Law

An “independent director” is either an external director or a director who meets the same non-affiliation criteria as an external director (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications), as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Regulations promulgated pursuant to the Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including the NYSE American, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if each of the audit committee and the board of directors determine, in that order, that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is in the company’s best interest.

Our independent directors, the independence of whom was determined by our board of directors, are Yossi Tisch, Itiel Efrat, Adler Adrian and Yafit Keret.

Alternate Directors

Our articles of association provides, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Status as a “Controlled Company” under the NYSE American Rules

Our Ordinary Shares are listed on the NYSE American. Because our existing controlling shareholders, Mr. Nir Klein and Mr. Ron Klein, own 55% of the total voting power of our issued and outstanding Ordinary Shares as of the date of this annual report on Form 20-F, Mr. Nir Klein and Mr. Ron Klein are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendment of our amended and restated articles of association and approval of significant corporate transactions. Since Mr. Ron Klein and Mr. Nir Klein control a majority of our outstanding voting power we are a “controlled company” under the applicable rules of the NYSE American. As a controlled company, we are eligible for exemptions from some of the requirements of these rules, including the requirements that:

●	a majority of the board of directors consist of independent directors;

●	the nominating committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We have decided not to rely on or avail ourselves of the exemptions available for controlled companies under NYSE American rules. However, our decision not to rely on the “controlled company” exemption could change and we cannot assure that we will not rely on these exemptions in the future. If we make such an election, we would disclose such reliance in our next annual report on Form 20-F or annual meeting proxy statement and you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE American. In the event that we cease to be a controlled company within the meaning of the applicable rules of the NYSE American, and at such time we have availed ourselves of such corporate governance exemptions available to controlled companies, we will then be required to comply with these requirements after specified transition periods.

Committees of the Board of Directors

Our board of directors has established three standing committees, the audit committee, the compensation committee and the financial statement examination committee.

Audit Committee

Under the Companies Law, we are required to have an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law. Our Audit Committee is comprised of Yossi Tisch, Itiel Efrat, and Yafit Keret.

Under the Companies Law, our Audit Committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Item 6.C Board Practices -Approval of Related Party Transactions under Israeli Law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our Audit Committee may not conduct any discussions or approve any actions requiring its approval (see “Item 6.C Board Practices - Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director.

Our Audit Committee charter sets forth the responsibilities of the Audit Committee consistent with the rules of the SEC and NYSE American (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

Requirements for Audit Committee

As noted above, our Audit committee has as its members Yossi Tisch and Itiel Efrat, who are both nominated for the position of external director, and Yafit Keret, who is an independent director, each of whom is “independent,” as such term is defined in under the NYSE American rules and Rule 10A-3 of the Exchange or will serve as the chairman of our Audit Committee. All members of our Audit Committee meet the requirements for financial literacy under the NYSE American rules. Our board of directors has determined that each member of our Audit Committee is an audit committee ‘financial expert’ as defined by Item 407(d) of Regulation S-K under the Securities Act and has the requisite financial experience as defined by the NYSE American rules.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements.

Our financial statement examination committee is comprised of Yossi Tisch, Itiel Efrat, and Yafit Keret.

The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of our financial statement examination committee.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to: (a) who may not be a member of the committee; and (b) who may not be present during committee deliberations as described above.

Our Compensation Committee acts pursuant to a written charter, and consists of Yossi Tisch, Itiel Efrat, and Adler Adrian.

Our Compensation Committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our articles of association, on all aspects referring to its independence, authorities and practice. Our Compensation Committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the NYSE American rules.

Our Compensation Committee reviews and recommends to our board of directors with respect to our executive officers’ and directors’: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the Compensation Committee will include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy will be adopted by our board of directors and approved by a special majority of our shareholders at the general meeting, for a period five (5) years following the completion of our Initial Public Offering (see “Item 6.C Board Practices - Approval of Related Party Transactions under Israeli Law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy includes the following principles:

●	with the exception of office holders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy considers appropriate incentives from a long-term perspective.

The Compensation Committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

●	administering our clawback policy, provided that, except as otherwise expressly authorized by a resolution of our board of directors, the Compensation Committee shall not be authorized to amend such clawback policy.

Our compensation policy is designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy will include measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. For example, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy will provide for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to executive officers other than our chairman or Chief Executive Officer may be based entirely on a discretionary evaluation. Our Chief Executive Officer will be entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our Compensation Committee (and, if required by law, by our board of directors).

The performance measurable objectives of our chairman and Chief Executive Officer will be determined annually by our Compensation Committee and board of directors. A less significant portion of the chairman’s and/or the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the chairman’s or the Chief Executive Officer’s respective overall performance by the Compensation Committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) will be designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy will provide for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares, options, in accordance with our stock option plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, will enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy provides for compensation to the members of our board of directors either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; or (ii) in accordance with the amounts determined in our compensation policy.

Requirements for Compensation Committee

As noted above, the members of our Compensation Committee include Yossi Tisch, Itiel Efrat, and Adler Adrian each of whom is “independent,” as such term is defined in under the NYSE American rules.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. We are in the process of appointing an internal auditor. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor will not be our employee, but partner of a firm which specializes in internal auditing.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the Compensation Committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person.

We have obtained directors’ and officers’ liability insurance.

Indemnification

The Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court; (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association provides that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the Compensation Committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law as well as of our articles of association, which is an exhibit to this annual report on Form 20-F.

There are not any service contracts between us or any of our subsidiaries and our directors in their capacity as directors providing for benefits upon termination of service.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a special majority requirement.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a special majority will be required.

Executive officers other than the chief executive officer.    The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an acceptable manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

D. Employees

As of December 31, 2023, we had 29 full-time employees, including some of the senior management, and 4 part-time employees. In addition, we have several consultants and sub-contractors, some of whom are engaged on a part time basis. All of our employees are located in Israel or in the United States.

As of December 31, 2022, we had 31 full-time employees, all of whom were located in Israel or in the United States as of such date.

As of December 31, 2021, we had 25 full-time employees, all of whom were located in Israel or in the United States as of such date.

None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. In Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and Industry and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

E. Share Ownership

See “Item 7.A. Major Shareholders”.

Equity Incentive Plan

Our ESOP was adopted by our board of directors, or the board, on January 9, 2023. The ESOP provides for the grant of options to our directors, officers, employees and/or non-employees or of any affiliate thereof (collectively, “optionees”). As of April 30, 2024, the total number of Ordinary Shares reserved for the exercise of options granted under our ESOP was 719,790.

Our ESOP is administered by our board, which may grant its authority to a committee, consisting of at least two of our directors. If so granted, such committee has the responsibility of construing and interpreting the ESOP. The committee has the power to recommend to the board and the board has the full power and authority to: (i) designate optionees; (ii) determine the terms and provisions of the respective option agreements (including the number of options granted, the number of Ordinary Shares to be covered by each option, provisions regarding exercise of the options, and the nature and duration of restrictions as to the transferability); (iii) determine the fair market value of the Ordinary Shares covered by each option; (iv) designate the type of options; and (v) cancel or suspend options, as necessary.

Eligible employees, officers and directors would qualify for provisions of Section 102 of the Tax Ordinance. Section 102 of the Tax Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Non-employees may only be granted options under section 3(i) of the Tax Ordinance, which does not provide for similar tax benefits.

As a default, our ESOP provides that upon termination of a an optionee’s employment or service with us or any of our affiliates, other than in the event of death, disability or cause, all unvested options will terminate and the underlying Ordinary Shares will revert to our ESOP, and all vested options will generally be exercisable for 90 days following such termination, subject to the terms of the ESOP and the governing option agreement. Notwithstanding the foregoing, in the event the engagement is terminated for cause (including, inter alia, due to conviction of any felony involving moral turpitude, failure to carry out (as a result of gross negligence or willful misconduct) a reasonable directive, embezzlement or theft of fund from us or our affiliates, breach of the optionee’s fiduciary duties to us, and conduct determined to be materially detrimental to us) all options granted to such optionee, whether vested or unvested, will not be exercisable and will terminate on the date of the termination. Upon termination of a service agreement due to death or disability, all the options vested at the time of termination will generally be exercisable for 12 months.

In the event of a merger or consolidation with or into another corporation resulting in such other corporation being the surviving entity, an acquisition of all or substantially all of our outstanding capital stock, or the sale of substantially all of our assets, each outstanding option shall be assumed for an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation, and appropriate adjustments shall be made in the number of options in order to reflect such an action. In the event that the successor corporation refuses to assume or substitute for the option, the vesting periods defined in the option agreement may be fully accelerated.

In the event of any variation in our share capital, including a share dividend, share split, combination or exchange of shares, recapitalization, or any other like event, the number, class and kind of shares subject to the ESOP and outstanding options, and the exercise prices of the options, will be appropriately and equitably adjusted so as to maintain the proportionate number of shares without changing the aggregate exercise price of the options.

All awards granted under the ESOP are subject to lapse, forfeiture and/or recoupment under any clawback policy that we may adopt pursuant to the listing standards of the NYSE American or as is otherwise required by applicable law. Any recoupment under this policy may be conducted in conjunction with any other remedies or rights of recoupment available to the Company pursuant to the terms of any similar policy or under applicable law.

F. Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of April 30, 2024 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after April 30, 2024 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: 19 Yad Harutzim St., Netanya, Israel

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Nir Klein*	2,766,805	45.9%
AWM Investment Company, Inc(1)	525,650	8.7%
Elihay Cohen	396,466	6.6%
Ofer Amir	309,014	5.1%
Shlomi Amsallem(2)	309,014	5.1%
Directors and senior management who are not 5% holders:
Ron Klein	219,744	3.6%
Ronen Hananis	85,915	1.4%
Ilan Akselrod	60,240	1.0%
Gal Nir Klein*	1,062	**
Yossi Tisch*	-	-
Yafit Keret*	-	-
Adler Adrian*	-	-
Itiel Efrat*	-	-
All directors and senior management as a group (6 persons)	4,148,260	68.9%

*	Indicates director of the Company.

**	Less than 1%

(1)	AWM Investment Company, Inc. is the investment adviser to Special Situations Fund III QP, L.P. (“SSFQP”), Special Situations Cayman Fund, L.P. (“Cayman”), Special Situations Technology Fund, L.P. (“TECH”) and Special Situations Technology Fund II, L.P. (“TECH II” and, together with SSFQP, Cayman and TECH, the “Special Situation Funds”). As the investment adviser to the Special Situation Funds, AWM Investment Company, Inc. holds sole voting and investment power over 295,626 Ordinary Shares held by SSFQP, 86,259 Ordinary Shares held by Cayman, 23,654 Ordinary Shares held by TECH and 120,111 Ordinary Shares held by TECH II. Based on information included in Schedule 13G filed with the SEC by AWM Investment Company, Inc. on February 9, 2024.

(2)	Based on information included in Schedule 13G filed with the SEC by Mr. Shlomi Amsallem on April 17, 2024.

Changes in Percentage Ownership by Major Shareholders

In 2023, there were no increases in the percentage ownership of our major shareholders. There was, however, a decrease in the percentage ownership of Mr. Nir Klein who had his ownership stake in the Company diluted from 61.02% to 47.32% as a result of the Company’s Initial Public Offering.

In 2022, there were no major changes in the percentage ownership of our major shareholders.

In 2021, there were no major changes in the percentage ownership of our major shareholders.

Record Holders

Based on a review of information provided to us by our transfer agent, as of April 17, 2024, there was one shareholder of record of our Ordinary Shares in the United States, Cede & Co., the nominee of the Depositary Trust Company. The number of record holders is not representative of where such beneficial holders reside since many of these shares were held in street name by brokers or other nominees.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

B. Related Party Transactions.

The following is a description of our related party transactions since January 1, 2023.

Employment Agreements

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information, and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Certain members of our senior management may be eligible for bonuses each year. To the extent a member of management is entitled to a bonus, some of the bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our Compensation Committee that also set the bonus targets for our Chief Executive Officer.

Employment Agreement with Gal Nir Klein

In 2005, we entered into an employment agreement with Gal Nir Klein, our Vice President of Marketing and Israel Sales, and a member of the board of directors. Mrs. Klein is the wife of Mr. Nir Klein, our Chief Executive Officer and major shareholder. Mrs. Klein’s monthly base salary is NIS 22 thousand (approximately $7 thousand). In addition, Mrs. Klein is entitled to an annual bonus pursuant to meeting targets as well as a grant of company options (see “Item 6.B  Compensation” for additional information.)

Director Agreement with Ron Klein

Ron Klein, the brother of Mr. Nir Klein, serves as the Chairman of our board of directors in return for at least 30%, in consideration for monthly management fees of NIS 25 thousand (approximately $7 thousand) (see “Item 6.C Board Practices -Approval of Related Party Transactions under Israeli Law “ for additional information.) Mr. Klein has been granted 123,309 options to purchase 123,309 Ordinary Shares.

Indemnification Agreements and Exculpation Letters

We have entered into indemnification agreements and exculpation letters with all of our directors and with all members of our senior management. Each such indemnification agreement provides the officeholder with indemnification permitted under applicable law and up to a certain amount, and to the extent permitted by the Companies Law. Each such exculpation letter provides that we may exculpate, in whole or in part, the relevant director or member of senior management from liability to us for damages caused to the Company as a result of a breach of his or her duty of care.

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors who are also officers of the Company. In addition, on August 25, 2022, our shareholders approved the grant of options to purchase Ordinary Shares to our non-executive directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions, as defined in our stock option plan or the stated compensation policy, as the case may be. We describe our option plans under “Item 6.E. Share Ownership—Equity Incentive Plan.”

C. Interests of Experts and Counsel.

None.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. As of the date of this annual report on Form 20-F, we are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

On January 5, 2024, we and our Vice President of Marketing and International Sales Officer, Mr. Elihay Cohen, were served with a lawsuit submitted to the Central Region District Court in Israel on December 28, 2023 by Misi Tech Israel Ltd., a private Israeli company, and two other individual parties (collectively, the “Plaintiffs”), seeking the grant of an injunction against use of certain intellectual property, declaratory judgment that said intellectual property is the property of the Plaintiffs, and monetary damages in the aggregate amount of NIS 2,633,238 ($711 thousand), as well as attorneys’ fees. This claim is primarily based on (i) an alleged phone call between Mr. Cohen and one of the Plaintiffs, sometime in 2017, where the Plaintiffs allege that Mr. Cohen said he was working for the Company, and (ii) an undisclosed “recent” knowledge of the Plaintiffs confirming this to be true, which the Company believes is frivolous and without merit.

Dividends

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

The Companies Law imposes further restrictions on our ability to declare and pay dividends. Under the Companies Law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of distribution. In the event that we do not meet such earnings criteria, we may seek the approval of a court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Payment of dividends may be subject to Israeli withholding taxes (see “Item 10.E. Taxation”, for additional information.)

B. Significant Changes.

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares were listed and have been trading on the NYSE American under the symbol “SYNX” since January 12, 2024.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our Ordinary Shares are listed on the NYSE American.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

A copy of our articles of association is attached as Exhibit 3.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 3.1 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C. Material Contracts.

We have not entered into any material contract within the two years prior to the date of this annual report on Form 20-F, other than contracts entered into in the ordinary course of business, as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices – Indemnification,” “Item 6.E Share Ownership – Equity Incentive Plan,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above, or as otherwise described below:

D. Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association, our articles of association or by the laws of the State of Israel.

E. Taxation.

Israeli Tax Considerations and Government Programs

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of January 2018, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a “Preferred Enterprise” (as discussed below) may be considerably less.

Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate. Under Israeli tax legislation, a corporation is considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Taxation of our Shareholders

There are certain capital gains taxes that are applicable to non-Israeli resident shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company is exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations are entitled to the foregoing exemption if Israeli residents: (i) have, directly or indirectly, along or together with another, a controlling interest of 25% or more of any means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty subject to receipt in advance of valid certificate from the ITA. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership, and sale of our Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of our Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the Tax Cuts and Jobs Act of 2017), and the U.S.-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS regarding the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the United States alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, our Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold our Ordinary Shares through a partnership or other pass-through entity is not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are United States corporations, is required to include in gross income as ordinary income the amount of any distribution paid on our Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates, or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the U.S.-Israel Tax Treaty satisfies this requirement, and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on an established securities market in the United States, such as the NYSE American. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such dollar value. If the U.S. Holder subsequently converts NIS into dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be United States source ordinary exchange gain or loss.

Taxation of the Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares in dollars and the amount realized on the disposition in dollar (or its dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of our Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to United States taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2023, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain was recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held our Ordinary Shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Ordinary Shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Ordinary Shares which are regularly traded on a qualifying exchange, including the NYSE American, can elect to mark the Ordinary Shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our Ordinary Shares and the U.S. Holder’s adjusted tax basis in our Ordinary Shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or gain from the disposition of our Ordinary Shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent or office of a foreign broker outside the United States. However, if payment is made in the United States or by a United States-related person, non-U.S. Holders may be subject to backup withholding unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of our Ordinary Shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares, unless such Ordinary Shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited interim financial information.

We maintain a corporate website at https://www.silynxcom.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report on Form 20-F. We have included these website addresses in this annual report on Form 20-F solely as inactive textual references.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of U.S. dollar/NIS exchange rates, which is discussed in detail in the following paragraph.

Our functional and reporting currency is the U.S. dollar. We incur some of our expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United States will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries. To date, we have been affected by changes in the rate of inflation or the exchange rates of other countries’ currencies compared to the dollar, and we cannot assure you that we will not be adversely affected in the future.

The annual rate of inflation in Israel was 3.0% in 2023 and 5.3% in 2022. The NIS weakened against the U.S. dollar by approximately 3% in 2023 and weakened by 11.6% in 2022.

The main impact of inflation for the Company in its production and operations capacity has been felt in terms of increased costs for components, higher outsourced labor costs and, due to increasing interest rates in response to inflation, an increase in the cost of financing projects.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

The effective date of the registration statement (File No. 333-275195) for our Initial Public Offering of Ordinary Shares was January 11, 2024. The offering commenced on January 3, 2024 and closed on January 17, 2024. ThinkEquity LLC acted as the sole underwriter for the offering. We sold 1,250,000 Ordinary Shares in the Initial Public Offering and granted the underwriter a 45-day over-allotment option to purchase up to 187,500 additional Ordinary Shares. The over-allotment option was not exercised and, as a result, we issued and sold a total of 1,250,000 Ordinary Shares at a price per share of $4.00 with aggregate gross proceeds of $5.0 million. Under the terms of the offering, we incurred aggregate underwriting discounts of $350,000 and expenses of approximately $225,000 in connection with the offering, resulting in net proceeds to us of approximately $4.4 million.

The proceeds have been used and are expected to continue to be used for marketing and business development, research and development and working capital and general corporate purposes. As of April 30, 2024, we have not used all amounts of net proceeds from our Initial Public Offering.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of our Audit Committee include Mr. Yossi Tisch, Mr. Itiel Efrat, and Ms. Yafit Keret, each of whom is “independent,” as such term is defined in under NYSE American rules. Mr. Itiel Efrat serves as the chairperson of our Audit Committee. All members of our Audit Committee meet the requirements for financial literacy under the NYSE American rules. Our board of directors has determined that each member of our Audit Committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NYSE American rules.

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at https://www.silynxcom.com/corporate-governance/. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, or Ziv Haft, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2023 and 2022.

The following table provides information regarding fees paid by us to Ziv Haft, including audit services, for the years ended December 31, 2023 and 2022.

	Year Ended December 31,
	2023	2022

Audit fees (1)	$149	$235
Audit-related fees	-	-
Tax fees(2)	12	-
All other fees	10	8
Total	$171	$243

(1)	Includes professional services rendered in connection with the fees relating to our Initial Public Offering in January 2024 and fees associated with incremental audit procedures for 2019-2020 required to comply with PCAOB standards. All of the services provided were approved by our board of directors. Pursuant to the regulations promulgated under the Israeli Companies Law, pre-approval of audit fees is only mandatory for a public company and the periods presented in the table above were prior to our Initial Public Offering.

(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

Pre-Approval of Auditors’ Compensation

Our Audit Committee charter sets forth, among others, the responsibilities of the Audit Committee consistent with the rules of the SEC and NYSE American Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a foreign private issuer and are permitted to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the NYSE American rules for U.S. domestic issuers listed on the NYSE American.

In accordance with Israeli law and practice and subject to the exemption set forth in NYSE American Section 110 we have elected to follow the provisions of the Companies Law, rather than the NYSE American rules, with respect to the following requirements:

●	Quorum. While NYSE American Section 123 recommends a quorum of at least 33.33%, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholder present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for three-year term, as described below under “Item 6.C Board Practices – External Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under NYSE American Section 804.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under NYSE American Section 805 with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Compensation Committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Item 6.C Board Practices -Approval of Related Party Transactions under Israeli Law” for additional information.)

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under NYSE American Section 803(A), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6.C Board Practices – External Directors”, as opposed to NYSE American Section 802(a) that prescribes that a majority of the directors sitting on the board of directors must be independent. We are required, however, to ensure that all members of our Audit Committee are “independent” under NYSE American Section 803(B)(1) and under the SEC criteria for independence and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with the NYSE American rules. In particular, under NYSE American Sections 711-713, shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. In contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Annual Shareholders Meeting. As opposed to the NYSE American Section 704, which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders’ meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Board Structure. As opposed to NYSE American Section 802(d), which mandates that the board of directors may not classified into more than three classes of approximately equal size and tenure, with no individual director’s term exceeding three years, and with a majority of the directors standing for reelection within every consecutive two-year period, it is required, under the Companies Law and our articles of association, that each director, except external directors (if applicable), will hold office until the following annual general meeting of our shareholders following their appointment, or until they resign or are removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events. The directors are classified, with respect to the term for which they each severally hold office, into three classes, as equal in number as practicable, and designated as Class I, Class II and Class III. The board of directors may assign members of the board of directors already in office to such classes at the time such classification becomes effective. If the number of directors is changed, any newly created directors or decrease in directors must be apportioned by the board of directors among the classes to make them equal in number.

●	Nominating Committee. As opposed to NYSE American Section 804(a) that mandates that the board of director nominations must be either selected, or recommended for the board’s selection, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors and that a company must adopt a formal written charter or board resolution addressing the nominations process and such related matters, we are required, under the Companies Law and our articles of association, with the exception of directors elected by our board of directors and external directors, to elect directors in an annual meeting of our shareholders (i) to hold office until the next annual meeting following their election or (ii) for a three-year term. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors.

●	Written Notice. As opposed to NYSE American Section 703, that mandates each issuer to provide shareholders with written notice at least 10 days in advance of all shareholder meetings and to provide for such notice in its by-laws, we are required, under Companies Law and our articles of association, to provide either 14 or 21 days written notice.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

We have developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity and availability of our critical systems and information. To protect our systems and information from cybersecurity threats, we use a variety of security tools and techniques, including a bug bounty program, to prevent, detect, investigate, contain escalate and recover from identified vulnerabilities and security incidents.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares overlapping methods and reporting channels that apply across the enterprise risk management program to other risk areas.

Our cybersecurity risk management program entails an information security policy that outlines our information security practices and procedures to maintain investor confidence and to protect the confidentiality, integrity and availability of the information we handle and also the use of internal and external resources, such as consultants, where appropriate to assess, test, and otherwise assist with security controls.

Our board of directors deems cybersecurity as coming under its risk oversight function and has delegated to the audit committee oversight of our cybersecurity and data protection program. Our audit committee is responsible for oversight and monitoring risk. Management informs the audit committee of any risks during committee meetings. As of the date of this annual report on Form 20-F, we are not aware of any past or potential material cybersecurity threats to our business strategy, results of operations, and financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Silynxcom Ltd. (incorporated herein by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on December 19, 2023)
2.1*	Description of Securities
2.2	Form of Representative’s Warrant (incorporated herein by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on December 6, 2023)
4.1	Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on December 6, 2023)
4.2	Form of Indemnification and Exemption Agreement (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on January 8, 2024).
4.3	English translation of Silynxcom Ltd. Equity Incentive Plan. (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on December 19, 2023).
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on October 27, 2023).
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
97.1*	Silynxcom Ltd. Clawback Policy, adopted December 28, 2023.
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2023, December 31, 2022 and December 31, 2021; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2023, December 31, 2022 and December 31, 2021; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2023, December 31, 2022 and December 31, 2021; (iv) Consolidated Statements of Cash Flows as of December 31, 2023, December 31, 2022 and December 31, 2021; and (v) Notes to the consolidated financial statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Silynxcom Ltd.

Date: April 30, 2024	By:	/s/ Nir Klein
Nir Klein
Chief Executive Officer

Silynxcom Ltd.

Consolidated Financial Statements

As of December 31, 2023

Table of Contents

========

-----------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Silynxcom Ltd.

Natanya, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Silynxcom Ltd. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in the shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and Interpretations (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since September 2022.

Tel Aviv, Israel

April 30, 2024,

/S/ Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Financial Position

		As of December 31
	Note	2023	2022
Current assets
Cash and cash equivalents	4	568	69
Deposits with banking corporations		29	20
Trade receivables, net	5	2,452	2,774
Other current assets	6	430	214
Inventory	7	2,482	2,433
		5,961	5,510

Non-current assets
Property, plant & equipment, net	8	94	147
Long-term deposits		16	18
Right of use assets	9	95	132
		205	297

Total assets		6,166	5,807

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Financial Position (cont.)

		As of December 31
	Note	2023	2022
Current liabilities
Current maturities of loans from banking corporations	13.A.	73	70
Lease liabilities – current	9	60	60
Loans from related parties	10	43	50
Trade payable	11	1,315	2,221
Warrants at fair value	13.B.	165	157
SAFE	15	409	365
Other accounts payables	12	1,791	1,885
		3,856	4,808

Non-current liabilities
Loans from banking corporations	13.A.	26	101
Lease liabilities	9	33	68
Liabilities for employee benefits, net	14	30	32
		89	201

Shareholders’ equity (deficit)	16
Share capital		52	52
Premium and other capital reserves		20,900	16,658
Capital reserve for transactions with controlling shareholders		1,542	1,542
Accumulated loss		(20,273)	(17,454)
		2,221	798

Total liabilities and shareholders’ equity (deficit)		6,166	5,807

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands except for per share data

Silynxcom Ltd.

Consolidated Statements of Comprehensive Income (loss)

		For the year ended December 31,
	Note	2023	2022	2021

Revenue	18.A.	7,633	7,264	9,581

Cost of revenue	18.B.	4,464	4,836	6,379

Gross profit		3,169	2,428	3,202

Research and development expenses	18.C.	1,048	439	448

Selling and marketing expenses	18.D.	3,170	672	852

General and administrative expenses	18.E.	1,732	837	1,255

Other income	18.F.	-	-	(166)

Operating profit (loss)		(2,781)	480	813

Finance expenses	18.G.	104	123	964

Finance income	18.H.	67	1,443	-

Income (loss) before income tax		(2,818)	1,800	(151)

Income tax expenses	19	1	2	2

Net income (loss)		(2,819)	1,798	(153)

Other comprehensive income (loss):

Amounts that shall not be subsequently reclassified to profit and loss:
Gain (loss) from remeasurement of defined benefit plans	14	6	16	(5)

Total comprehensive income (loss) attributed to the shareholders of the Company		(2,813)	1,814	(158)

U.S dollars in thousands except for per share data

Silynxcom Ltd.

Consolidated Statements of Comprehensive Income (loss) (cont.)

		For the year ended December 31,
	Note	2023	2022	2021

Basic earnings (loss) per share (in $)	20	(0.8916)	0.568	(0.048)

Weighted average of the number of ordinary shares used to calculate basic earnings per share		3,161,779	3,161,779	3,161,779

Diluted earnings (loss) per share (in $)	20	(0.8916)	0.542	(0.048)
Weighted average of the number of ordinary shares used to calculate diluted earnings per share		3,161,779	3,317,185	3,161,779

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Changes in Shareholders’ equity (deficit)

	Share capital	Premium and other capital reserves	Capital reserve for transactions with controlling shareholders	Accumulated loss	Total Shareholders’ equity (deficit)

Balance as of December 31, 2020	-	16,502	368	(19,099)	(2,229)

Net loss for the year	-	-	-	(153)	(153)
Other comprehensive loss	-	(5)	-	-	(5)
Total comprehensive loss	-	(5)	-	(153)	(158)

Reorganization Issuance of share capital (see note 1.B.)	52	-	-	-	52
Warrants reclassification (see note 15.C.)	-	144	-	-	144
Equity benefit for transactions with controlling shareholders (See note 10.B.)	-	-	173	-	173
Share-based payment	-	1	-	-	1

Balance as of December 31, 2021	52	16,642	541	(19,252)	(2,017)

Net income for the year	-	-	-	1,798	1,798
Other comprehensive income	-	16	-	-	16
Total comprehensive income	-	16	-	1,798	1,814

Debt forgiveness from controlling shareholders (See note 10.B.)	-	-	1,001	-	1,001

Balance as of December 31, 2022	52	16,658	1,542	(17,454)	798

Net loss for the year	-	-	-	(2,819)	(2,819)
Other comprehensive income	-	6	-	-	6
Total comprehensive loss		6		(2,819)	(2,813)
Share-based payment	-	4,236	-	-	4,236

Balance as of December 31, 2023	52	20,900	1,542	(20,273)	2,221

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net income (loss)	(2,819)	1,798	(153)

Adjustments Required to Present Cash Flows from Operating Activities

Income and expenses not involving cash flows

Depreciation and amortization	132	97	118
Increase (decrease) in liability for employee benefits, net	4	(1)	1
Revaluation of derivatives measured at fair value through profit and loss	65	(1,215)	433
Benefit component in respect of related party transactions	-	-	173
Other finance expenses	55	(46)	81
Share-based payment	4,236	-	1
	4,492	(1,165)	807
Changes in asset and liability line items:

Decrease (increase) in trade receivable	322	(1,418)	(1,112)
Decrease (increase) in other current assets	(216)	(25)	56
Decrease (increase) in inventory	(49)	(686)	(529)
Increase (decrease) in trade payables	(906)	(197)	1,671
Increase (decrease) in other accounts payables	(94)	(46)	879
	(943)	(2,372)	965

Net cash provided by (used in) operating activities	730	(1,739)	1,619

Cash flows from investing activities
Purchase of property, plant and equipment	(3)	(8)	(116)
Increase in deposits	(7)	(12)	(9)

Net cash used in investing activities	(10)	(20)	(125)

Cash flows from financing activities
Short term credit from banking corporations, net	-	-	(8)
Repayment of loans from banking corporations	(81)	(71)	(175)
Receipt of loans from related parties	(73)	42	190
SAFE		343	-
Repayment of lease liabilities	(75)	(59)	(81)

Net cash provided by (used in) financing activities	(229)	255	(74)

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Cash Flows (cont.)

	For the year ended December 31,
	2023	2022	2021

Exchange rate differentials for cash and cash equivalent balances	8	12	(25)

Increase (decrease) in cash and cash equivalents	499	(1,492)	1,395

Balance of cash and cash equivalents at beginning of year	69	1,561	166

Balance of cash and cash equivalents as at end of year	568	69	1,561

Appendix A - Additional information in connection with cash flows from operating activities

Interest paid	20	63	221

Appendix B - Transactions not involving cash flows

Recognition of right-of-use asset against a lease liability	39	113	77
Issuance of share capital	-	-	52
Warrants reclassification	-	-	144
Debt forgiveness from controlling shareholders	-	1,001	-

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 1 – GENERAL

A.	General

Silynxcom Ltd. was incorporated in Israel on August 22, 2021, as a privately-held company as part of a restructuring carried out by the company as set out in subsection B below (the “Restructuring”). The Company’s registered offices are located at 19 Yad Harutzim St., Netanya.

The Company is engaged through Silynx Communications Inc. (hereinafter - “Silynx” or the “former Company”) and Source of Sound Ltd. (hereinafter - “SOS” or the “Transferred Company”)) in a single area of activity: the development, production, marketing and sale of ruggedized noise protection and communication accessories for tactical uses (including radios used by groups such as security forces, law enforcement, and rescue forces.). As part of its activity, the Company manufactures and develops speech and audio systems that include single and dual-sided communication systems integrated into headsets and intended for the personal use of those serving in armies, security and rescue forces, and law enforcement forces in Israel and across the world.

A registration statement on Form F-1 (File No. 333-275195) relating to the Company’s initial public offering (“IPO”) was filed with the SEC and became effective on January 11, 2024. On January 17, 2024, the Company closed its IPO (NYSE American: SYNX) of 1,250,000 Ordinary Shares at a public offering price of $4.00 per share, for gross proceeds of $5,000, before deducting underwriting discounts and before offering expenses.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. In the opinion of the Company’s management, the Company’s resources as of the approval date of the financial statements are sufficient to continue the Company’s activity in its present form in the foreseeable future due to the fact that the Company’s operations provided net cash of $730 in the current year and it has positive working capital of $2,105 as of the balance sheet date. In addition, subsequent to the balance sheet date on January 17, 2024, the Company closed its IPO for gross proceeds of $5,000, before deducting underwriting discounts and before offering expenses.

B.	Silynx Communications Inc. was incorporated in Delaware, USA on September 19, 2005 and commenced operations in October 2005.

On August 26, 2021, the Board of Directors of the Former Company decided to make a structural change (hereinafter “the Reorganization”). For the reorganization, Silynxcom Ltd. was incorporated on August 22, 2021, as a private limited company, in accordance with the provisions of the Israeli Companies Law while maintaining the same capital structure as the Former Company. On August 26, 2021, the Former Company transferred to the Company all its holdings directly and indirectly through the subsidiary, SOS (see also Note 1.A). The Reorganization was completed on March 15, 2022, after receiving an approval from the Israeli Tax Authorities for a tax exemption in accordance with the provisions of section 104B (f) of the Israeli Income Tax Ordinance.

The Company accounted for the Reorganization using the pooling of interest method, and the Consolidated Financial Statements reflect the Reorganization using the “as pooling” method accordingly (See Note 2C).

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 1 – GENERAL (cont.)

C.	The effect of the 2023-2024 Israel wars

The Company is incorporated under the laws of the State of Israel, and the company’s principal offices are located in Israel. Accordingly, political, economic, and geo-political instability in Israel may affect the Company’s business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely the Company’s operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm the Company’s operations and solution development and cause any future sales to decrease.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets which resulted in extensive deaths, injuries and kidnapping of civilians and soldiers, following which Israel’s security cabinet declared war against Hamas. Since October 7, Israel has also been militarily engaged with Hezbollah on the border between Lebanon and northern Israel, the Houthi movement based in Yemen and with the Islamic Republic of Iran. The intensity and duration of Israel’s current war is difficult to predict, as are such war’s implications on the Company’s business and operations.

While none or some of the Company’s supply chains have been impacted since the war broke out on October 7, 2023, the ongoing war may create supply and demand irregularities in Israel’s economy in general or lead to macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on us and the Company’s ability to effectively conduct the Company’s operations.

In connection with the regional hostilities, Israeli military reservists have been drafted to perform military service. Only one of the Company’s employees is on active military duty as of the date of these Consolidated Financial Statements, but there can be no assurance that additional Company employees will not be called to military service again. In addition, the Company relies on service providers located in Israel and the Company’s employees or employees of such service providers may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of the date of the Consolidated Financial Statement, any impact as a result of the number of absences of the Company’s personnel and personnel at its service providers or counterparties located in Israel has been manageable. However, military service call-ups that result in absences of personnel from its service providers or contractual counterparties in Israel may disrupt its operations and absences for an extended period of time may materially and adversely affect its business, prospects, financial condition and results of operations.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 1 – GENERAL (cont.)

C.	The effect of the 2023-2024 Israel wars (cont.)

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect its operations and results of operations. The Company’s commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that caused by terrorist attacks or acts of war, the Company cannot guarantee that this government coverage will be maintained or that it will sufficiently cover its potential damages. Any losses or damages incurred by us could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm its results of operations.

Since October 7th the Company experience a significant increase in the demand to its products from the Israeli Defense Forces.

D.	The effect of the war between Russia and Ukraine

Since the Company does not have activities in Russia or Ukraine, as of the approval date of the Consolidated Financial Statements, this war and the sanctions imposed in response thereto have not directly affected the Company’s financial position or its activity. The prolongation of the war, its escalation, the imposition of further sanctions by the different countries and the involvement of other countries in the war might have an adverse effect on the Company’s activity, including with respect to its ability to acquire components and raw materials in regular fashion.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies consistently applied in the preparation of the financial statements, are as follows:

A.	Presentation of the financial statements

These Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB and IFRIC.

The Company’s Consolidated Financial Statements have been prepared under the historical cost convention, except for warrants and simple agreements for future equity (“SAFEs”), classified as liabilities and measured at fair value through profit and loss, share based payments measured at the grant date fair value and liabilities in respect of post-retirement employee benefits presented based on their value.

The Company has elected to present the consolidated statement of comprehensive income (loss) using the function of expense method.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Significant considerations, estimates and assumptions used in the preparation of the financial statements

(1)	Critical accounting judgments

In applying the significant accounting policies to its financial statements, the Company made judgments regarding the following issues, which have had material impact on amounts recognized in the financial statements:

-	Revenue recognition

As set out in subsection P below, for each type of sale transaction the Company is required to determine whether it is a principal or an agent. In order to make this decision, the Company assesses, among other things, whether it controls the goods prior to their delivery to the customer, and whether it is the primary obligor in the transaction.

-	Provision for damaged or slow-moving inventory

As set out in subsection H below, the Company periodically examines the condition and age of its inventory and makes provisions for damaged or slow-moving inventory accordingly.

(2)	Main estimates and assumptions

Preparation of the financial statements requires management to use estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The underlying estimates and assumptions reviewed on an ongoing basis. Changes in the accounting estimates charged in the period in which the change in estimate is made

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Significant considerations, estimates and assumptions used in the preparation of the financial statements (cont.)

Set forth below are the key assumptions made and critical estimates calculated in the preparation of the financial statements:

-	Non-marketable fair value of financial instruments

The fair value of non-marketable financial instruments (SAFEs and warrants) classified into level 3 in the fair value hierarchy was determined using valuation methods generally accepted in the measurement of such financial instruments, and based on assessments and assumptions, a change in which may affect the fair value of the measured financial instruments (including volatility in the company’s ordinary share price (“Ordinary Share”) price and expected dividend yield).

-	Post-employment employee benefits

The liability in respect of defined benefit plans for post-employment employee benefits is determined using actuarial valuation techniques. The calculation of the liability involves making assumptions regarding, among other things, discount rates, expected rates of pay rise rates, and the rates of employee turnover. The balance of liabilities may be significantly impacted by changes in those estimates.

-	Loans and collaterals from interested parties

The company has received loans from interested parties (see Note 10.B). Furthermore, the interested parties provided to the Company - without consideration - personal deposits to secure its undertakings. The loans received and the collateral provided as stated above were accounted for as transactions with controlling shareholders involving an equity benefit. Therefore, the Company was required to estimate the value of the interest it would have been required to pay had the loans been received from third parties that are not related to the Company, and the value of the collateral provided to it by the interested parties had they been provided by an unrelated third party. In each reporting period, the value of interest and the value of the fee arising from the provision of the collateral as stated above was recognized in the finance expenses line item in profit and loss against a corresponding amount recognized in equity.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Business combinations under common control

Business combinations, in which all entities included in the business combination are under common control, both before and after the business combination, are measured using a method that is similar to the “pooling-of-interests” method, the principles of which are set out below:

-	The assets and liabilities of the acquired company are initially recognized in the Company’s Consolidated Financial Statements at their carrying amounts as per the controlling shareholder’s financial statements immediately prior to the business combination.

-	The difference between the considerations set forth in the transaction and the carrying amount of the acquired company’s net assets is recognized directly in equity.

-	The Company’s equity components are restated from the date on which control in the company was assumed, such that the equity components of the acquired company are added to the same equity components the Company has.

Accordingly, the Consolidated Financial Statements reflect the financial position and operating results of the Company and the entities included in the business combination, as if the business combination has already taken place on the earliest date on which the entities were controlled by the Company’s controlling shareholder.

D.	Consolidated Financial Statements

The Consolidated Financial Statements include the statements of subsidiary companies that are controlled by the Company. Control exists when a company has the power to influence the investee, has exposure, or rights to variable returns from its involvement with the investee, as well as the ability to use its power to affect the amounts of its return from the investee. When testing for control, potential voting rights are taken into account only if they are substantive. The financial statements are consolidated from the date on which control is gained until the date on which control ceases.

Material intra-group balances and transactions were eliminated in full in the Consolidated Financial Statements.

When control in a consolidated company is lost, the Company recognizes in profit or loss an amount equal to the difference between the aggregate amount of the consideration received and the fair value of any remaining investment in the former consolidated company, and the carrying amounts of the assets, liabilities and non-controlling interests of the former consolidated company.

The dates of the financial statements of the consolidated companies are identical to those of the Company’s financial statements. The accounting policies in the financial statements of the consolidated companies have been applied uniformly and consistently with those applied in the Company’s financial statements.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Functional currency and foreign currency

(1)	Functional currency and presentation currency

The Consolidated Financial Statements are presented in U.S. dollars (hereinafter - “$“or “USD”), the functional currency of the Company and its consolidated companies and the currency that best reflects their transactions and the commercial environments in which they operate, and their transactions.

(2)	Foreign currency transactions

Transactions denominated in a foreign currency other than USD are recorded upon initial recognition at the exchange rate on the date of the transaction. After initial recognition, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency at the exchange rate at the reporting date. Exchange differences, other than those capitalized to qualifying assets or directly carried to equity as part of hedges, are carried to profit and loss. Non-monetary assets and liabilities denominated in foreign currency which are presented at cost are translated into the functional currency according to the exchange rate at the transaction date. Non-monetary assets and liabilities denominated in foreign currency and presented at fair value are translated into the functional currency at the exchange rate prevailing on the date on which the fair value was determined.

F.	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments, including short-term bank deposits with original maturities of at least three months from the investment date, and which are not restricted by a pledge.

G.	Short-term deposits

Short-term bank deposits with original maturities of three months from the investment date, with banking corporations, and which do not meet the definition of cash equivalents. The deposits are presented according to the terms of their deposit.

H.	Inventory

Inventory is measured at the lower of cost or net realizable value. Inventory costs include expenditures for the purchase of inventory and bringing it to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated selling costs. The company periodically examines the condition and age of its inventory and makes provisions for damaged or slow-moving inventory accordingly. As of December 31, 2023, and 2022, the provision for slow-moving inventory is immaterial.

The cost of inventory is determined on a “first in-first out” basis.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Financial instruments

(1)	Financial assets

A.	Financial assets measured at amortized cost

Financial assets measured at amortized cost include loans and receivables that comply with both of the following conditions:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows arising therefrom.

-	According to the contractual terms and conditions of the financial asset, the Company is entitled, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Loans and receivables are initially recognized at fair value plus directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost, using the effective interest method.

The financial assets of the Company are cash and cash equivalent, deposits with banking corporations, trade receivables, net, other current assets and long-term deposits.

On each reporting date, the Company reviews the provision for loss in respect to financial instruments measured at amortized cost. The Company distinguishes between two situations of recognition of the provision for impairment:

-	Debt instruments that have not undergone a significant deterioration in credit quality since their initial recognition, or where the credit risk is low - the impairment provision that will be recognized in respect to this debt instrument will take into account expected credit losses within a period of 12 months after the reporting date or

-	Debt instruments that have undergone a significant deterioration in credit quality since their initial recognition and the credit risk of which is low - the impairment provision that will be recognized will take into account the expected credit losses - throughout the remaining life of the instrument.

The impairment of the debt instruments measured at amortized cost is charged to profit or loss against the provision. The Company has financial assets with short credit periods, to which it may apply the expedient set forth in the model, i.e., the Company measures the impairment provision at an amount equal to expected credit losses throughout the entire life of the instrument. The Company opted to apply the expedient available in respect of these financial assets.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	Financial assets measured at amortized cost (cont.)

Impairment provisions for trade receivables are recognized based on the simplified approach within IFRS 9 – Financial Instruments using a provision matrix in the determination of the lifetime expected credit losses. During this process the probability of the non-payment of trade receivables is assessed. This probability is then multiplied by the amount of the expected loss arising from default to determine the lifetime expected credit loss for the trade receivables.

(2)	Financial liabilities

A.	Financial liabilities measured at amortized cost

Financial liabilities measured at amortized cost include interest-bearing loans and credit, suppliers’ credit and other payables. Upon initial recognition, these financial liabilities are measured at fair value net of directly attributable transaction costs. Subsequent to initial recognition, the above loans and credit are measured at amortized cost, using the effective interest method.

B.	Financial liabilities measured at fair value

Financial liabilities measured at fair value include held-for-trading financial liabilities (such as financial derivatives) and financial liabilities designated by the Company as liabilities at fair value through profit or loss upon initial recognition.

C.	Derecognition of financial liabilities

A financial liability is derecognized when if it is settled - i.e., when the obligation established in a contract is repaid or canceled or expires.

(3)	Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount is presented in the statement of financial position if the Company has a legally enforceable right to set off the amounts and intends either to settle them on a net basis or to dispose of the asset and settle the liability simultaneously.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Research and development costs

Research costs are recognized in profit or loss as incurred. Costs incurred for a development project or from internal-use are recognized as an intangible asset only if the technical feasibility of completing the intangible asset so that it will be available for use or sale can be demonstrated; the Company intends to complete the intangible asset and use or sell it; the Company is able to use or sell the intangible asset; the Company is able to demonstrate how the intangible asset will generate future economic benefits; there are available adequate technical, financial and other resources to complete the intangible asset; and the costs attributable to the intangible asset during its development can be reliably measured.

The asset is measured at cost and presented net of accumulated amortization and impairment. The amortization of the asset commences when the development is completed, and the asset is available for use. The asset is amortized over its useful life. The asset is tested for impairment once a year and over the development period.

When it is impossible to recognize an internally-generated intangible asset, development costs are recognized in profit or loss as incurred. Development costs previously recognized as an expense are not recognized as an asset in a later period.

The conditions for recognizing as intangible assets costs in respect of internal development were not fulfilled in all reporting periods, due to, among other things, the lack of economic and other resources required to complete the development, and since some of the development activity in the reporting periods constitutes current maintenance work and upgrades to existing technology aimed at retaining the projected economic benefits. In view of the above, internal development costs were recognized in full in profit and loss.

K.	Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of an asset for a period of time in exchange for a consideration.

According to IFRS 16 – Leases, the transactions in which the Company is the lessee, are recognized at commencement date a right-of-use asset against a lease liability, excluding transactions for periods of up to 12 months and transactions in which the underlying asset is of low value, in which the Company opted to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Leases (cont.)

Transactions where a Company employee is entitled to an automobile as part of his or her employment terms are accounted for as employee benefits in accordance with the provisions of IAS 19 – Employee Benefits, rather than as a sublease transaction.

On commencement date, the lease liability includes all unpaid lease payments, capitalized at the lease’s implicit interest rate, when it can be readily determined, or at the Company’s incremental interest rate. After commencement date, the Company measures the lease liability using the effective interest method.

At commencement date, the right-of-use asset is recognized at the amount of the lease liability plus lease payments paid on or before commencement date, plus transaction costs incurred. A right-of-use asset is measured using the cost model and depreciated over the shorter duration of its useful life or the lease term.

Set forth below are data regarding the depreciation periods of the relevant right-of-use assets by groups of right-of-use assets:

Years

Office space	2 - 5
Vehicles	3

L.	Property, plant and equipment

Property, plant and equipment items are presented at cost, including directly attributable acquisition costs, net of accumulated depreciation and accumulated impairment losses. Improvements and enhancements are recognized in the cost of the assets, whereas maintenance and repair expenses are recognized in profit and loss as incurred.

Depreciation is calculated at equal annual rates over the asset’s useful life, as follows:

%

Furniture and office equipment	7
Computers and electronic equipment	33 - 15
Molds and production equipment	33
Leasehold improvements (see below)	5 - 10

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.	Property, plant and equipment (cont.)

Leasehold improvements are amortized on a straight-line basis over the lease term, (including the period of an extension option the company intends to exercise) or the useful life of the improvements, whichever is shorter duration of the two.

Depreciation of an asset ceases at the earlier date that the asset is classified as held for sale or that the asset is derecognized. An asset is derecognized from the books on date of sale or when no future economic benefits are expected from its use. A profit or loss arising from the derecognition of the asset is calculated as the difference between the proceeds from the sale of the asset and its carrying amount on the date of recognition, and recognized in profit and loss.

M.	Impairment of non-financial assets

The Company assesses the need to record impairment of non-financial assets when events or changes in circumstances indicate that their carrying amounts are not recoverable. Where the book value of non-financial assets exceeds the irrecoverable amount, the assets are written down to their recoverable amount. The recoverable amount is the higher of the asset’s fair value net of costs to sell and its value in use, which is determined in accordance with the present value of the estimated cash flow expected to be generated from the use of the asset and its disposal at the end of its useful life. In the case of an asset that does not generate independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit and loss. An impairment loss that was recognized may be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount when the impairment loss was recognized.

N.	Provisions

A provision in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, is recognized when the Company has a present (legal or constructive) obligation as a result of a past event and it is probable that economic resources shall be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Company expects that some or all of the expense will be reimbursed to it, such as in an insurance contract, the repayment will be recognized as a separate asset, only when it is highly likely that the asset will be received. The expense will be recognized in profit and loss net of the portion reimbursed.

Warranty provision

The Company provides for its customers a standard warranty of 12 months.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Liabilities for employee benefits

(1)	Short-term employee benefits

Short-term employee benefits are benefits which are expected to be fully paid within up to one year after the end of the annual reporting period in which employees provide the services. These benefits mainly include wages and generally accepted social benefits. Liabilities for short-term employee benefits are measured on an undiscounted basis, and the expenses in respect thereof are recognized in profit and loss in the period during which the services were rendered by the employees. The liability in respect of bonuses is recognized when the Company has a legal or constructive obligation to pay the bonuses in respect of a service previously rendered by the employee, and the amount payable may be measured reliably.

(2)	Post-employment employee benefits

The Company has defined contribution plans in accordance with Section 14 of the Israeli Severance Pay Law. According to these plans, the company pays fixed contributions without having a legal or constructive obligation to pay further contributions even if the fund does not have sufficient amounts to pay all employee benefits related to the employee’s service in the current and prior periods. Contributions to a defined contribution plan are recognized as an expense when they are deposited with the plan simultaneously with the receipt of work services from the employee, and no further provision is required in the financial statements.

In addition, the company has a defined benefit plan in respect of payment of severance pay in accordance with the Severance Pay Law. According to the law, employees are entitled to severance pay when they are dismissed or retiring from their employment. Severance pay is calculated based on the employee’s latest monthly salary on employment termination date multiplied by the number of years of employment. The liability for termination of employment is measured using the projected unit credit method for calculating actuarial value.

The actuarial calculation takes into account future pay rises and rates of employee turnover based on the estimated timing of payment. The amounts are presented as of balance sheet date based on discounted expected future cash flows using interest rates of high-quality Israeli corporate bonds with a term that is consistent with the estimated term of the relevant severance pay obligations. In addition, some of the Company’s employees are entitled to adaptation grants, which are accounted for as other long-term benefits and are also measured based on an actuarial valuation.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Liabilities for employee benefits (cont.)

(2)	Post-employment employee benefits (cont.)

The Company deposits funds on a regular basis with pension funds and insurance companies (the “Plan Assets”) in respect of its severance pay obligations for some its employees. The Plan Assets are assets held with long-term employee benefit funds or with qualifying insurance policies. The Plan Assets are not available for the use of the Company’s creditors, and they cannot be paid directly to the Company. The Plan Assets are measured at fair value on each balance sheet date.

The liability for employee benefits, net, presented in the balance sheet represents the present value of the liability for defined benefit plans, net of the fair value of Plan Assets. Actuarial gains and losses are carried to other comprehensive income (loss) in the period in which they are incurred.

P.	Revenue recognition

Revenues from sale of goods are recognized in profit or loss at a point in time, upon the transfer of control of the goods sold to the customer. Control is normally transferred on the date on which the goods are received by the customer. Revenue is measured and recognized at the fair value of the consideration expected to be received according to the contract’s terms, net of amounts collected in favor of third parties (such as taxes). Revenue is recognized in profit or loss to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs, if relevant, can be measured reliably.

The Company generates its revenue through final sales of products to either distributers or end clients (usually security and military entities) and revenues are recognized upon acceptance of shipment by the customers. In the event where the agreement involves both the distributer and the end client the Company assesses whether it acts as a principal or an agent. The Company is a principal if it controls the specified good before that good is transferred to a customer. In assessing whether an entity controls the specified good prior to transfer to the customer, the Company consider whether it has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. In cases where the company acts as a principal the Company recognizes revenue at the gross consideration amount. In cases where the Company acts as an agent, the Company recognizes the revenue as a net amount, after deducting the amounts due to the principal supplier.

Income which includes warranty services

Under its contracts, the Company may provide warranty services to its customers, in accordance with the provisions of law or industry practice. In any such contracts, the Company provides warranty services to ensure the quality of the sold product, rather than as an additional service rendered to the customer. The Company typically offers a warranty against any defects in manufacture or workmanship for a period of up to one year from the date of purchase. The Company maintains cash reserves for the potential warranty expenses based on historical warranty disbursements. Accordingly, the warranty does not constitute a separate performance obligation and therefore the Company records in its financial statements a provision for warranty in accordance with the provisions of IAS 37.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Income tax

The tax results in respect of current or deferred taxes are carried to profit or loss, unless they relate to items carried to other comprehensive income or directly to equity.

(1)	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted as of the reporting date, as well as adjustments to the tax liability payable in respect of prior years.

(2)	Deferred taxes

Deferred taxes are calculated for temporary differences between the amounts in the financial statements and the amounts taken into account for tax purposes.

Balances of deferred taxes are calculated at the tax rate that is expected to apply when the asset is disposed of or the liability settled, based on tax laws that have been enacted or substantively enacted as of the reporting date.

The Company assesses its deferred tax assets on each reporting date, and where it is not expected that they will be utilized they are written-down. Concurrently, temporary differences (such as carryforward losses for tax purposes), in respect of which deferred tax assets were not recognized, are assessed on each reporting date, and where it is expected that they will be utilized an appropriate deferred tax asset is recognized.

As of the reporting dates, and since it is not expected that the carryforward losses for tax purposes will be utilized, the Company did not recognize deferred tax assets.

R.	Earnings (loss) per share

Basic earnings (loss) per share are calculated by dividing the net income (loss) attributed to the Company’s shareholders by the weighted average number of the outstanding ordinary shares during the period, with retrospective adjustment in respect of bonus shares, share consolidation and share splits.

When calculating the diluted earnings (loss) per share, the basic earnings (loss) per share will be adjusted to reflect the effect of potential ordinary shares (convertible securities such as warrants), so long as their effect is dilutive (i.e., they reduce the earnings per share). Potential ordinary shares that were converted into shares during the reporting period are included in the calculation of the diluted earnings (loss) per share only until the conversion date; as from that date, they are included in the calculation of the basic earnings (loss) per share.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes a transaction taking place in the principal market for the asset or liability, or in the absence of a principal market - in the most advantageous market. The fair value of an asset or liability is based on assumptions to be used by market participants to price the asset or liability, assuming that market participants act in their economic interests.

The Company uses valuation techniques that are appropriate to the circumstances and for which sufficient information is available to measure fair value, while maximizing the use of relevant observable data and minimizing the use of unobservable inputs.

The Company measures warrants and the SAFEs at fair value through profit and loss.

U.	Changes in accounting policies:

New standards, interpretations and amendments adopted from January 1, 2023

The following amendments are effective for the period beginning January 1, 2023:

Disclosure of Accounting Policies (Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements).

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2. The amendments aim to make accounting policy disclosures more informative by replacing the requirement to disclose ’significant accounting policies’ with ‘material accounting policy information’. The amendments also provide guidance under what circumstance, the accounting policy information is likely to be considered material and therefore requiring disclosure. These amendments have no effect on the measurement or presentation of any items in the Consolidated Financial Statements of the Company but affect the disclosure of accounting policies of the Company.

The amendments to IAS 8, which added the definition of accounting estimates, clarify that the effects of a change in an input or measurement technique are changes in accounting estimates, unless resulting from the correction of prior period errors. These amendments clarify how entities make the distinction between changes in accounting estimates, changes in accounting policy and prior period errors. These amendments had no effect on the consolidated financial statements of the Company.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

U.	Changes in accounting policies: (cont.)

New standards, interpretations and amendments not yet effective:

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the period beginning January 1, 2024:

●	IFRS 16 Leases (Amendment – Liability in a Sale and Leaseback)

●	IAS 1 Presentation of Financial Statements (Amendment – Classification of Liabilities as Current or Non-current)

●	Non-current Liabilities with Covenants (Amendments to IAS 1 Presentation of Financial Statements); and

●	Supplier Finance Arrangements (Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures).

The following amendments are effective for the period beginning January 1, 2025:

●	Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates).

The Company is currently assessing the impact of these new accounting standards and amendments.

The Company does not expect any other standards issued by the IASB, but not yet effective, to have a material impact on the Company.

The areas requiring the use of estimates and critical judgments that may potentially have a significant impact on the Group’s earnings and financial position are capitalization and amortization of development costs and the useful life of property and equipment and share based payment.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 3 – THE COMPANY’S SUBSIDIARIES

A.	Set forth below are details regarding the Company’s subsidiaries:

	Jurisdiction of incorporation	Rights to equity/voting rights
Investee
Silynx Communications Inc.	Delaware, USA	100%
Source of Sound Ltd.	Israel	100%

B.	Additional information

(1)	Silynx was a privately held company that was incorporated in Delaware, USA in September 2005. through the completion date of the Restructuring completed by the Company on August 26, 2021 (see Note 1.B), Silynx held the entire issued and paid-up share capital of SOS.

(2)	SOS was a privately held company that was incorporated in Israel in September 2005. SOS was engaged in the development, production, marketing and sale of personal speech and audio accessories for tactical uses (i.e., radios used by security forces, law enforcement and rescue forces, etc.).

NOTE 4 – CASH AND CASH EQUIVALENTS

	December 31
	2023	2022
Composition:

Cash available for immediate withdrawal - in $	58	55
Cash available for immediate withdrawal - in NIS	510	-
Cash available for immediate withdrawal - in EUR	-	14
	568	69

NOTE 5 – TRADE RECEIVABLES, NET

	December 31
	2023	2022
A. Composition:

Trade receivables	2,468	2,790
Less expected credit loss (see Note C below)	(16)	(16)

Trade receivables, net	2,452	2,774

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 5 – TRADE RECEIVABLES, NET (cont.)

B.	From time to time the Company enters into agreements with a banking corporation for the factoring of specific customers’ debt; under those agreements, the company receives immediately up to 85% of the invoice amount (as agreed by the parties), and the remaining balance is paid to the company when payment is received from the customer, against the payment of a credit allocation fee and interest at a variable rate (of prime plus a margin);

As of December 31, 2023 and 2022, the open factoring transactions with the banking corporation amounted to $0 and $357 respectively. A review conducted by the Company indicates that such factoring agreements meet the criteria for classification as assignment by way of sale, and therefore, when there are open factoring transactions, those transactions are presented net of the balance of the customer debt in respect of which it was entered into.

In 2023 and 2022, the Company sold customer debts in a total amount of $475 and $2,440, respectively.

In 2023 and 2022, the factoring expenses recorded under finance amounted to $9 and $27, respectively.

C.	The Company mitigate its credit risk by securing a substantial part of the payment in advance for customers classified as other customers, as well as factoring substantial part of the balance for customers.

For the remaining balance for trade receivables, impairment provisions are recognized based on the simplified approach within IFRS 9 using a provision matrix in the determination of the lifetime expected credit losses.

The Company organizes its trade receivables into three groups:

1.	Key customers in Israel - each of which is responsible for 10% or more of the total revenues.

2.	Key customers in rest of world - each of which is responsible for 10% or more of the total revenues.

3.	Other customers.

Write-off policy

The Company writes off its financial assets if any of the following occur:

●	Inability to locate the debtor.

●	Discharge of the debt in bankruptcy.

●	It is determined that the efforts to collect the debt are no longer cost-effective given the size of receivable.

The collections department must comply with the collection efforts outlined in the policy to collect delinquent customer accounts before any write-offs are made.

At every reporting date, the historically observed default rates are updated and changes in the forward-looking estimates are analyzed. The Company estimated the following provision matrix:

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 5 – TRADE RECEIVABLES, NET (cont.)

looking estimates are analyzed. The Company estimated the following provision matrix:

Three-level provision matrix

	Default rate	As of December 31, 2023	ECL	Default rate	As of December 31, 2022	ECL

Key customers IL	0.1%	2,062	2	0.1%	2,098	2
Other customers	3.5%	406	14	2.1%	676	14
Total		2,468	16		2,774	16

The Company periodically estimates the financial stability of its customers. The Company believes that the financial stability of its key customers is high.

NOTE 6 – OTHER CURRENT ASSETS

	December 31
	2023	2022
Composition:

Institutions	-	2
Prepaid issuance costs	360	-
Prepaid expenses	45	91
Advances to suppliers	25	60
Other	-	61
	430	214

NOTE 7 – INVENTORY

	December 31
	2023	2022
Composition:

Raw materials	1,205	1,169
Products in process	1,032	1,029
Finished goods	245	235
	2,482	2,433

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

	Furniture and office equipment	Computers and electronic equipment	Leasehold improvements	Molds and production equipment	Total

Cost
As of January 1, 2022	449	289	70	1,149	1,957
Additions	2	-	-	6	8
As of December 31, 2022	451	289	70	1,155	1,965
Additions	-	2	-	1	3
As of December 31, 2023	451	291	70	1,156	1,968

Accumulated depreciation
As of January 1, 2022	440	276	57	998	1,771
Additions	3	4	2	38	47
As of December 31, 2022	443	280	59	1,036	1,818
Additions	1	4	6	45	56
As of December 31, 2023	444	284	65	1,081	1,874

Amortized cost
As of December 31, 2023	7	7	5	75	94

As of December 31, 2022	8	9	11	119	147

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 9 – LEASES

A.	Set forth below are details regarding the lease agreements in which the company is (or was) engaged in the reporting periods:

(1)	In May 2019, The Company entered into agreement with a third party (hereinafter - the “Lessor CA”), where under The Company will leases from the Lessor CA offices in California, USA in consideration for monthly lease fees of approximately $2 and for a period of 6 months; in practice, as of the approval date of the Consolidated Financial Statements, the Company still leases the offices from the Lessor, but without a valid lease agreement.

After the term of the agreement, which is shorter than one year, the above lease was accounted for as an operating lease in the financial statements, and consequently the lease expenses in respect of the lease were recognized directly in profit and loss as incurred.

(2)	In January 2019, SOS entered into agreement with a third party (hereinafter - the “Lessor”), where under SOS leases from the Lessor offices in Netanya, in consideration for monthly lease fees of approximately $6 (NIS 21 thousand) for a period of one year with an option to extend the lease term by one further year (hereinafter - the “the Agreement”). An option period was included in the lease term.

Accordingly, on January 1, 2019, the company recognized a lease liability of $124 (NIS 464 thousand). The Company estimated this liability using a discount rate of 10.56%, as estimated by an independent external appraiser to be the SOS’s incremental interest rate as of that date. On the other hand, SOS recognized a right-of-use asset of an identical amount as of that date.

The lease term as set in the new Agreement ended in December 2021; however, in practice, SOS continues using the leased property for the same amount of monthly lease fees.

(3)	The Company is a party to lease agreements, under which it leases vehicles for a period of 3 years.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 9 – LEASES (cont.)

B.	Set forth below are the changes in the right-of-use assets attributed to vehicles:

Vehicles
Cost
As of January 1, 2022	189
Additions	113
As of December 31, 2022	302
Additions	39
Derecognitions	(111)
As of December 31, 2023	230

Accumulated depreciation
As of January 1, 2022	120
Additions	50
As of December 31, 2022	170
Additions	76
Derecognitions	(111)
As of December 31, 2023	135

Amortized cost
As of December 31, 2023	95

As of December 31, 2022	132

C.	Lease liabilities

	December 31
	2023	2022
Composition:

Lease liabilities in respect of lease of vehicles	93	128
Less current maturities	60	60
	33	68

The contractual repayment dates of the lease liabilities subsequent December 31, 2023:

First year - current maturities	60
Second year	32
Third year	1
93

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 9 – LEASES (cont.)

D.	Additional details regarding lease transactions

	For the year ended December 31,
	2023	2022

Finance expenses for lease liabilities	12	10

Expenses short-term leases (*)	116	101

Cash flow used in lease transactions	81	59

(*)	The Company has expenses in respect of the lease of offices for a period shorter than 12 months. The Company applied to this lease the exemption made available in the standard and recognized the lease costs on a straight-line basis over the lease term.

NOTE 10 – LOANS FROM RELATED PARTIES

A.	Composition:

	See subsection #	December 31
	below	2023	2022

Loans from related parties	B	-	50
Loans from related parties in respect of salaries	B	43	-
		43	50

B.	Additional information

The loans are unlinked, do not bear interest, and have no fixed repayment date. In respect of the fact that the said loans do not bear interest and their terms do not reflect market terms, the Company accounted for the loans as transactions with controlling shareholders that involve an equity benefit. Therefore, the Company was required to estimate the rate of the interest it would have been required to pay had the loans been received from third parties that are not related to the Company. In 2023, 2022 and 2021, the said interest rate, used by the Company in the reporting periods for the purpose of recognizing finance expenses in respect of the said loans (against a corresponding amount recognized in equity), was estimated by the Company with the assistance of an independent external appraiser, at 17%.

On June 28, 2022 the related parties informed the Company that they waive the above-mentioned debt, which amounted to $908. On December 31, 2022 the related parties informed the Company that they waived $93 of this above-mentioned debt. The total amount waived in 2022 was $ 1,001.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 11 – TRADE PAYABLES

	December 31
	2023	2022
Composition:

Trade payables	1,291	2,210
Checks payable	24	11
	1,315	2,221

NOTE 12 – OTHER ACCOUNTS PAYABLES

	December 31
	2023	2022
Composition:

Employees and liabilities in respect thereof	342	434
Accrued expenses	532	337
Loan from former shareholder (*)	263	263
Advance payments from customers	274	479
Institutions	342	336
Warranty provision	35	35
Other	3	1
	1,791	1,885

(*)	A loan received from former Company interested parties; the loan is unlinked, bears no interest, and will be repaid immediately after the repayment of a loan taken by the company from banking corporations; if the loan is not paid on the said date, the loan balance will bear an annual interest rate of 10% as from that date. In March 2024, the company discharged the obligation in full.

NOTE 13 – LOANS FROM BANKING CORPORATIONS

A.	Composition:

	Interest rate	December 31
	%	2023	2022

Loan denominated in shekels	P+1.5%	99	171
Less current maturities		73	70
		26	101

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 13 – LOANS FROM BANKING CORPORATIONS (Cont.)

B.	Additional information

In connection with a loan, which was repaid in full in 2021, as part of a loan agreement between the Company and the banking corporation of May 2015, and the amendment thereto, the latest of which is dated July 2017, the Company issued to the banking corporation 357,652 options that are exercisable into 357,652 Ordinary Shares of the Company for $0.01 in consideration for a variable exercise price, which was set as the lower of $ 0.838 per share and the lowest share price as reflected upon the occurrence of various events set out in the agreement; Those events include, among other things, a private placement (including to a related party), an initial public offering (“IPO”) and a sale of control, etc. The options expired on June 2023.

On August 26, 2021, as part of the Restructuring (see Note 1.B. above), the aforesaid options were replaced with options exercisable into Company shares in accordance with their original terms and the original agreement with the banking corporation, which stipulated that such replacement shall be carried out in the event of a restructuring.

On September 22, 2022, the company signed a warrant buyback agreement with Bank Mizrachi, canceling the bank’s warrants for a one-time fee of $165 (NIS 600 thousand). The cancellation of the option is conditional on the company becoming public until May 30, 2023.

On April 19, 2023, the Company and the bank corporation amended the warrant cancellation agreement (hereafter: the amendment). According to the amendment, the warrant is cancelled in return of $165 (NIS 600 thousand) unless there will not be IPO by November 30, 2023. The warrant cancellation agreement was extended through December 31, 2023.

On 23, October 2023 the warrant cancelation agreement was extended again though April 30, 2024, In view of the fact that the options’ exercise price is not fixed, the options classified in the statement of financial position as a financial liability measured at fair value through profit and loss on each reporting date.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 13 – LOANS FROM BANKING CORPORATIONS (CONT.)

As of December 31, 2023 the company estimated the value of the liability for the option according to its settlement amount due to the fact that it was certain that the company would indeed be issued in the coming days and therefore would have to pay the bank the 600 thousand NIS ($165). In 2022, the Company estimated the value of the aforesaid warrants with the assistance of an independent external appraiser at $157 respectively, under management’s assessments in connection with the different scenarios, in accordance with the following parameters and using the Black-Scholes model:

December 31,
2022

The Company share price ($) (*)	0.04
Exercise price (in $)	0.159
Expected volatility in The Company’s share price	45.6%
Expected life of the warrants (in years)	0.5
Risk-free interest	4.14%
Expected dividend yield	-

(*)	The Company’s share price is determined based on the Company’s value (that reflects a company value as a consequence of the Restructuring executed by the Company, as set out in Note 1.B. above) as appraised by the appraiser as of each date, while using the discounted cash flow method, and at discount rates of 17% to 18%.

NOTE 14 – LIABILITIES FOR EMPLOYEE BENEFITS, NET

A.	Composition:

	December 31
	2023	2022

Present value of defined benefit liabilities	234	226
Less - fair value of plans’ assets	204	194
	30	32

B.	Changes in the present value of defined benefit liabilities

	December 31
	2023	2022

Balance at beginning of year	226	288
Current service cost	6	8
Interest cost	12	8
Benefits paid	-	(9)
Expenses in respect of exchange rate differences	(8)	(33)
Net actuarial loss	(2)	(36)
Balance at end of year	234	226

C.	Plans’ assets

The plans’ assets include severance pay funds, and the severance pay component in executive insurance policies and in pension funds.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 14 – LIABILITIES FOR EMPLOYEE BENEFITS, NET (cont.)

	2023	2022
Changes in the fair value of plan assets

Balance at beginning of year	194	239
Expected return on plan assets	10	7
Employer contributions	-	7
Benefits paid	-	(9)
Income from exchange rate differences	(8)	(30)
Net actuarial gain (loss)	8	(20)
Balance at end of year	204	194
Actual return on plan assets	(10)	(14)

D.	Expenses in respect of defined benefit plans

	For the year ended December 31,
	2023	2022

Current service cost	6	8
Interest cost	12	8
Expected return on plans’ assets	10	7
Exchange rate differentials, net	(2)	(3)
	26	20
Presentation in profit and loss:
Cost of revenue	6	8
Finance expenses	20	12
	26	20

Presentation in other comprehensive income (loss)	6	16

E.	Key actuarial assumptions

	December 31,
	2023	2022

Discount rate	5.5%	5.5%

The expected weighted average cost of capital on plans’ assets	5.56%	3.1%

Expected pay rise rate	2.41%	2.8%

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 14 – LIABILITIES FOR EMPLOYEE BENEFITS, NET (cont.)

F.	Expenses in respect of defined contribution plans

	For the year ended December 31,
	2023	2022

Expenses in respect of employee benefits	7	81

Presentation in profit and loss:
Cost of revenue	2	31
Research and development expenses	1	13
Selling and marketing expenses	1	16
General and administrative expenses	3	21
	7	81

NOTE 15 – COMMITMENTS AND PLEDGES

A.	Commitments

In December 2021, the Company entered into an agreement, of the Investors Agreement, with Shlomi Amsallem and Ofer Amir (the “Investors”) whereby they invested $225 (the “Investment Amount”) for the issuance of securities, either directly by the Investors or by way of raising capital from other investors introduced by the Investors (hereinafter - the “Additional Investors”).

The Investors Agreement was amended such that, in the event of an initial public offering on a U.S. stock exchange: (1) existing shareholders will hold 50% of the Company’s issued and outstanding share capital following the offering (including 442,118 options to be assigned to the Company’s vice president); (2) the Investors would hold a minimum of 13.48% of its issued and outstanding share capital following the offering; (3) following the completion of the offering, the Company may allocate 12% of its share capital to its option plan; and (4) the Company will list the Investors’ shares for trading up to six months following the completion of the offering. The Investors also agreed to transfer to us an amount of $200 in connection with any expenses associated with any prospective initial public offering. Finally, upon completion of the offering, the Company entered into a service agreement with Mr. Amir whereby he will provide advisory services to us until the earliest of: (a) the end of a period of 3 years from the date of completion of the offering; or (b) the date on which Mr. Amir’s holdings in the share capital of the Company will be less than 3%.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 15 – COMMITMENTS AND PLEDGES (cont.)

A.	Commitments (cont.)

Subject to completion of the IPO, initial public offering, the Company and the Investors (the Investors would be considered as one party) would transfer to the Mediator Ordinary Shares representing 1% of the Company’s issued and paid-up share capital immediately prior to completion of the Issuance, in equal parts (i.e.: each party would transfer 0.5% of the Company’s issued share capital as aforesaid), and the Mediator would bear the tax consequences for this transfer.

In accordance with the Investment Agreement, a total of $10 (NIS 31 thousand) would be given to the Company immediately after the signing of the Investment Agreement, and the remaining amount - $215 (NIS 670 thousand) - given to the Company as part of the IPO.

In June 2022, the Company entered into SAFEs with the Additional Investors, which were introduced by the Investors. Under these SAFEs, in exchange for a total of $ 342 (NIS 1,140 thousand) (hereinafter - the “Additional Investment Amount”), the Company would allocate to the Additional Investors, subject to an IPO or change of control in the Company, the Company’s Ordinary Shares at a price reflecting a discount of 33% of the share price as derived from such event.

During 2022, the Company received a total of $342 (NIS 1,140 thousand) on account of the Investment Amount.

With regard to the Investment Agreement, the Company reached the conclusion that on the one hand this is an agreement where under the Investors shall render the Company support services as part of the IPO (hereinafter - the “Services Component”), and on the other hand the agreement includes a monetary investment that will be converted into Company shares as stated above.

The consideration in respect of the Services Component, which constitutes, as stated above, a share-based payment, that was awarded when the parties entered into the Investment Agreement, was estimated at $137. This amount is based on the Investors’ assessment of the value of the services they render to the Company.

The Investment Amount and the SAFE Amount were recognized as a financial liability since the number of shares that will be issued to the Investors and the Additional Investors is not fixed. The above-mentioned liabilities were recognized initially at their fair value, which reflects the investment amounts paid to the Company. After initial recognition, the said financial liabilities are measured at fair value.

Through profit or loss since the investment amounts include various conversion alternatives as stated above. The SAFE s was settled subsequent to the balance sheet date as part of the IPO.

B.	Pledges

To secure SOS’s undertakings to a banking corporation, a floating charge was placed on all its assets and rights. Furthermore, first ranking fixed charges were placed on SOS’s share capital and goodwill, intellectual property rights, the rights to receive funds, and deposits with banks.

C.	Convertible loan

In 2017, the Company signed a loan agreement with one of its employees according to which the employee would grant the Company a convertible loan of $ 30 in exchange for receiving an option to purchase 282,667 shares of the Company.

The employee can exercise the option in one of two ways:

1.	Waiver of loan repayment in exchange for exercising the option at an exercise price of $0.11 per share.

2.	Receiving the loan amount back and receiving the option to exercise 53,624 options in exchange for an exercise price of $0.843 per share for four years from the repayment date.

The Company classified the loan as a financial liability measured at fair value through profit and loss. On January 31, 2021, the company repaid the loan amount to the employee and accordingly reclassified the option to equity.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 16 – EQUITY

A.	Composition of share capital

	Authorized	Issued and paid-up
	No. of shares	No. of shares

Ordinary Shares on par value per share, as of As at December 31, 2023	20,000,000	3,161,779
Ordinary Shares of NIS 0.01 par value each As of December 31, 2022	20,000,000	3,161,779

On August 22, 2021 (the Company’s incorporation date), the Company issued to its shareholders 16,666,666 ordinary shares of NIS 0.01 par value., as part of a Restructuring. As part of the Restructuring, Silynx’s entire issued and paid-up share capital, which has been held through that date by its shareholders, was transferred by the shareholders to the Company, and SOS’s entire share capital, that has been held through that date by Silynx, was transferred to the Company by way of dividend in kind (see Note 1.B. above). The shares confer upon their holders the rights to vote in the Company’s general meeting, right to dividends and rights upon the liquidation of the Company.

Change in authorized share capital and reverse stock split:

On August 6, 2023, the Company’s shareholders approved in the general shareholders meeting that:

All shares (issued and unissued) be consolidated on the basis that every 5.612 Ordinary Shares of par value NIS 0.01 will be consolidated into 1 ordinary share with no par value, such that the authorized ordinary share of the Company following the reverse stock split and the cancellation of par value per share will be in the amount of 4,455,000 ordinary shares of no par value. In addition, the Company approved to increase its authorized share capital to 20,000,000 ordinary shares.

On November 28, 2023, the Company’s shareholders approved in the general shareholders meeting that:

All shares (issued and unissued) are consolidated on the basis that every 1 Ordinary Share par is consolidated into 1.064572054 ordinary share with no par value, such that the authorized ordinary shares of the Company following the stock split will be in the amount of 21,291,441 ordinary shares of no par value. In addition, the Company approved to decrease its authorized share capital to 20,000,000 ordinary shares, and the Company’s current issued and outstanding Ordinary Shares will be in the aggregate amount of 3,161,779 Ordinary Shares, of no par value each, and the Company’s options will be in the amount of 1,150,275 options to purchase Ordinary Shares (in such case the exercise price will be adjusted accordingly).

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 17 – SHARE-BASED PAYMENT IN A CONSOLIDATED SUBSIDIARY

On January 1, 2023, the Company granted 957,345 options to its employees and officers with an exercise price of $1.265- $2.79 per option. The options are exercisable to shares in a 1:1 ratio. The option will vest over a period of 3 years.

On January 9, 2023, the Company granted 24,662 options to its employees with an exercise price of $1.37 per option. The options are exercisable to shares in a 1:1 ratio. The option will vest over a period of three years.

The fair value of the aforesaid options was estimated on their award date at $5,381, with the assistance of an independent external appraiser, using the Black-Scholes pricing model. Set forth below are the parameters used in determining the fair value of the options:

The Company share price ($) (*)	6.8
Exercise price (in $)	2.79 - 1.27	See above.
Expected volatility in the Company’s share price	49.4% - 39.9%
Expected life of the warrants (in years)	8 – 5
Risk-free interest	3.86% - 4.29%
Expected dividend yield	-

(*)	The Company’s share price is determined based on The Company’s value as appraised by the appraiser as of the award date, while using the discounted cash flow method, and at a discount rate of 18%.

Set forth below are the movements in options awarded to Company employees and officers in the reporting years:

	For the year ended December 31,
	2023		2022
	No. of options	Weighted Average Exercise Price	No. of options	Weighted Average Exercise Price

Outstanding at beginning of year	114,645	3.73	124,408	3.55
Granted during the year	982,007	1.76	-	-
Expired and/or forfeited during the year	-	-	(9,762)	1.42
Outstanding at ending of year	1,096,652	1.97	114,645	3.73

Exercisable at the end of the year	543,688	2.01	114,645	3.73

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 18 – ADDITIONAL INFORMATION REGARDING PROFIT OR LOSS ITEMS

A.	Revenue

	For the year ended December 31,
	2023	2022	2021

Breakdown of revenue by geography
Israel	4,947	5,423	1,010
Europe	423	146	89
Asia	1,072	127	6,324
USA	1,070	1,477	2,064
Other	121	91	94
	7,633	7,264	9,581

Revenues from key customers, each of which is responsible for 10% or more of the total revenues reported in the Consolidated Financial Statements:
Customer 1	2,559	516	448
Customer 2	289	3	6,315
Customer 3	908	4,016	334
	3,756	4,019	6,649

Trade receivables balance from key customers:
Customer 1	1,592	39	52
Customer 2	1	(103)	1,248
Customer 3	469	2,098	9
	2,062	2,034	1,309

Revenue by product group:
In-Ear Headset systems	4,532	6,038	8,697
SST Headset systems	2,713	749	840
Other	388	477	44
	7,633	7,264	9,581

The Company operates in one operation segment. The Company’s chief operating decision-maker (CODM) the chief executive officer, evaluates performance, makes operating decisions and allocates resources based on financial data, consistent with the presentation in the accompanying financial statements. The CODM reviews revenue, gross profit and operating income.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 18 – ADDITIONAL INFORMATION REGARDING PROFIT OR LOSS ITEMS (cont.)

B.	Cost of revenue

	For the year ended December 31,
	2023	2022	2021

Salaries and related expenses*	1,139	648	673
Purchases	3,164	4,667	6,067
Depreciation and amortization	61	55	74
Decrease (increase) in inventory	(49)	(686)	(529)
Other	149	152	94
	4,464	4,836	6,379

*	Includes stock based compensation of $421 in 2023

C.	Research and development expenses*

Salaries and related expenses	980	311	381
Purchases	3	6	7
Professional consulting	15	91	32
Depreciation and amortization	19	9	-
Other	31	22	28
	1,048	439	448

*	Includes stock based compensation of $541 in 2023

D.	Selling and marketing expenses*

Salaries and related expenses	2,969	537	679
Exhibitions and advertising	46	38	43
Depreciation and amortization	25	23	3
Other	130	74	127
	3,170	672	852

*	Includes stock based compensation of $2,467 in 2023

E.	General and administrative expenses*

Salaries and related expenses	1,400	529	444
Professional services	131	102	279
Rent and maintenance	57	60	110
Depreciation and amortization	26	10	41
Other	118	136	381
	1,732	837	1,255

*	Include stock-based compensation of $807 in 2023

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 18 – ADDITIONAL INFORMATION REGARDING PROFIT OR LOSS ITEMS (cont.)

F.	Other income

	For the year ended December 31,
	2023	2022	2021
Support grants in respect of the Pandemic (see Note 1.C.)	-	-	159
Revenues from sublease	-	-	7
	-	-	166

G.	Finance expenses

Exchange rate differentials	-	-	69
In respect of lease liabilities	12	10	8
In respect of credit from related parties	-	-	173
In respect of credit from banking corporations	9	34	27
In respect of credit from others		-	212
Revaluation of a SAFE	53	22	-
Revaluation of a liability in respect of a warrants	12	-	433
Other	18	57	42
	104	123	964

H.	Finance income

Exchange rate differentials	67	206	-
Revaluation of a liability in respect of warrants	-	1,237	-
	67	1,443	-

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 19 – INCOME TAXES

A.	The tax rates applicable to Company’s income

(1)	In the reporting periods, the income of the Company and its consolidated company SOS are subject to corporate tax at the rate of 23% in Israel.

(2)	The income of the consolidated company Silynx - a company incorporated in Delaware USA - is subject to state tax of 8.84%, that reflects Silynx’s activity in California, and to federal tax of 21%.

B.	Tax assessments

The Company has not yet been issued with final tax assessments since incorporation, including due to the end of limitation periods.

C.	Carryforward tax losses

As of the reporting date, SOS has business losses carried forward for tax purposes at the total amount of $8,500 approximately. The company did not recognize deferred tax assets in respect of the aforesaid losses, since it is not expected that they will be utilized in the foreseeable future.

D.	On March 15, 2022, the Company received the Israel Tax Authority’s approval for the execution of a restructuring (the “Tax Ruling”) on August 26, 2021; as part of the restructuring, the entire issued and paid up share capital of Silynx was transferred to the Company, against the allotment of the Company’s shares to Silynx’s shareholders as they were through that date, and SOS’s shares, which were held in through that date by Silynx, were transferred to the Company by way of a dividend in kind (see Note 1.B.). The tax ruling stipulated, among other things, that the transfer of SOS and Silynx’s shares to the Company will be carried out in accordance with Sections 104B and 104C to the Income Tax Ordinance (the “Ordinance”), and subject to the provisions of Part E2 to the Ordinance and other conditions as set out in the Tax Ruling.

NOTE 20 – EARNINGS (LOSS) PER SHARE

	For the year ended December 31,
	2023	2022	2021
Weighted average of the number of ordinary shares used to calculate basic earnings per share (**)	3,161,779	3,161,779	3,161,779

Weighted average of the number of ordinary shares used to calculate diluted earnings per share (**)	3,161,779	3,317,185	3,161,779

The income (loss) used in calculation (in $)	(2,819)	1,798	(153)

(**)	The loss per share was calculated based on the Company’s issued and paid-up share capital on its incorporation date, and despite the fact that in the said years the Company has not yet been incorporated.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 21 – FINANCIAL INSTRUMENTS

A.	Risk management policy

The Company’s activities expose it to various financial risks such as market risks (including currency risk, fair value risk in respect of interest rate and price risk), credit risk, liquidity risk and cash flow risk in respect of interest rate. The Company’s comprehensive risk management plan focuses on activities aimed to mitigate any potential adverse effects on the Company’s financial performance. The Company does not use derivative financial instruments to hedge Company’s exposures risk is conducted by Company’s management.

B.	Credit risks

Concentrations of credit risks may arise from exposures to a single trade receivable or groups of trade receivables with shared characteristics, such that their ability to meet their obligations is expected to be similarly affected by changes in economic or other conditions. As of the reporting dates, the Company has a significant concentration of credit risks.

The Company’s cash and cash equivalents and deposits are held in highly rated financial institutions. In the opinion of the Company, the exposure to credit risk in respect of these financial instruments is low.

The Company regularly assesses the creditworthiness of its customers. In the Company’s opinion, based on past experience and/or the customers’ credit worthiness, there is no significant credit risk in respect of the trade receivable balance; therefore, the general provision in respect of the trade receivable balance was found to be negligible, and a specific provision in respect of credit losses was also recognized at a negligible amount.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 21 – FINANCIAL INSTRUMENTS (cont.)

C.	Classification of financial instruments

	As of December 31
	2023	2022
Financial assets
Cash and cash equivalents (including deposits with banks)	597	89
Loans and receivables	2,452	2,853
	3,049	2,942

Financial liabilities
Financial liabilities measured at amortized cost	2,725	3,672
Financial liabilities measured at fair value through profit and loss	574	522
	3,299	4,194

D.	Fair value of financial instruments

(1)	Classification of financial instruments within the fair value hierarchy

Financial instruments presented in the statement of financial position at fair value, are classified into groups with similar characteristics, within a fair value hierarchy that is determined based on the source of the data used to measure the fair value, as follows:

Level 1: Quoted prices (unadjusted) in an active market for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: Inputs that are not based on observable market data (assessment techniques not using observable market input).

(2)	Set forth below is the classification of the Company’s financial instruments, that are measured at fair value through profit and loss, in accordance with the above hierarchy as of the reporting dates:

	Level 1	Level 3	Total
As at December 31, 2023

Financial liabilities	-	574	574

As of December 31, 2022

Financial liabilities	-	522	522

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 21 – FINANCIAL INSTRUMENTS (cont.)

D.	Fair value of financial instruments (cont.)

(3)	Set forth below are the movements in the Company’s Level 3 financial liabilities measured at fair value through profit and loss in the reporting periods:

For the year ended December 31, 2023:
Balance as of at January 1, 2023	522
Total loss (profit) recognized in profit and loss	52
For the year ended of December 31, 2023	574
Balance as of January 1, 2022	1,394
SAFE	343

Total (profit) loss recognized in profit and loss	(1,215)
For the year ended of December 31, 2022	522

In the reported years there were no transfers between Level 1 and Level 2 and Level 3.

(4)	In the opinion of the Company, the fair value of the remaining financial instruments included in the statement of financial position as of the reporting date is equal to or approximates their carrying amount, except for lease liabilities, which are measured in accordance with IFRS 16.

E.	Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate as a result of changes in the exchange rate of a foreign currency (other than the Company’s functional currency). Set forth below are the linkage terms of the Company’s financial instruments (in USD thousand) as of the reporting date:

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 21 – FINANCIAL INSTRUMENTS (cont.)

E.	Currency risk (cont.)

As of December 31, 2023:

	NIS	Unlinked	Other	Total

Cash and cash equivalents (including deposits with banks)	539	58	-	597
Loans and receivables	1,747	704	1	2,452
Total financial assets	2,286	762	1	3,049

Loans from interested parties and others	43	-	-	43
Warrants	165	-	-	165
Trade payable	421	836	58	1,315
Other accounts payables	527	647	-	1,174
SAFE	409	-	-	409
Loans from banks	98	-	-	98
Lease liabilities	95	-	-	95
Total financial liabilities	1,758	1,483	58	3,299

Total financial assets (liabilities), net	528	(721)	(57)	(250)

As of December 31, 2022:

	NIS	Unlinked	Other	Total

Cash and cash equivalents (including deposits with banks)	20	55	14	89
Loans and receivables	279	2,254	320	2,853
Total financial assets	299	2,309	334	2,942

Loans from interested parties and others	-	50	-	50
Warrants	157	-	-	157
Trade payable	300	1,816	105	2,221
Other accounts payables	434	636	-	1,070
SAFE	365	-	-	365
Loans from banks	171	-	-	171
Liabilities for employee benefits, net	32	-	-	32
Lease liabilities	128	-	-	128
Total financial liabilities	1,587	2,502	105	4,194

Total financial assets (liabilities), net	(1,288)	(193)	229	(1,252)

As of the reporting date, the Company has net financial assets linked to NIS at the total amount of $528. A 10% increase in the exchange rate of NIS against the dollar would lead to a $53 increase in the Company’s net income and to an equal amount decrease in capital deficiency. A 10% decrease in the exchange rate of NIS against the dollar would lead to a $53 decrease in the Company’s net income and to an equal amount decrease in capital deficiency.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 21 – FINANCIAL INSTRUMENTS (cont.)

F.	Risk in respect of interest rate

Fair value risk in respect of interest rate is the risk that the value of a financial instrument will fluctuate as a result of changes in the market interest rate. The Company’s risk in respect of interest rate stems mainly from loans from others, at the total amount of $99 (principal) as of the reporting date; the loans bear interest at a fixed rate (see Note 13).

Cash flow risk in respect of interest rate is the risk that the value of the future cash flows of a financial instrument will fluctuate as a result of changes in the market interest rates. The Company’s cash flow risk in respect of interest rate stems mainly from bank credit, at the total amount of $99 as of the reporting date; the credit bears variable interest based on the Prime rate (see Note 13).

G.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations arising from its financial liabilities settled in cash or other financial assets. The Company mitigates the liquidity risk by regularly monitoring its actual and expected cash flows.

Set forth below are the repayment dates of the Company’s financial liabilities (other than financial liabilities measured at fair value through profit and loss) in accordance with their contractual terms and at undiscounted amounts (including interest payments) as of the reporting dates:

As of December 31, 2023:

	Up to one year	One to two years	From two years to three years	Total

Trade payable	1,315	-	-	1,315
Payables and credit balances	1,175	-	-	1,175
Lease liability	65	33	1	99
Credit from banking corporations	73	26	-	99
	2,628	59	1	2,688

As of December 31, 2022:

	Up to one year	One to two years	From two years to three years	Total

Trade payable	2,221	-	-	2,221
Payables and credit balances	1,070	-	-	1,070
Lease liability	74	54	20	148
Credit from banking corporations	86	114	-	200
	3,451	168	20	3,639

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 22 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

A.	Balances with interested parties

	December 31
	2023	2022

Accounts payable and accruals (included in employees and liabilities in respect thereof)	131	131

Loans from interested parties (see Note 10)	43	50

B.	Benefits to related parties

	For the year ended December 31,
	2023	2022	2021

Payroll and related expenses in respect of employed interested parties (*)	868	443	476

Number of interested parties	4	3	3

(*)	Including $500 in share-based payment in 2023.

C.	Benefits to senior officers

	For the year ended December 31,
	2023	2022	2021

Short-term benefits (*)	3,656	471	425

No. of recipients	3	3	3

(*)	Including $3,216 in share-based payment in 2023 and $1 in 2021.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 22 – BALANCES AND TRANSACTIONS RELATED PARTIES (cont.)

D.	Profit and loss data (*)

	For the year ended December 31,
	2023	2022	2021

Cost of revenue	233	107	125

Research and development expenses	421	182	216

Selling and marketing expenses	2,796	330	279

General and administrative expenses	1,074	295	281

(*)	Including benefits to interested parties, related parties and officers, included in subsections b and c above.

E.	Employment terms of related parties

(1)	In 2005, SOS entered into an employment agreement with Mr. Nir Klein (as amended on August 29, 2013); under the agreement, Mr. Klein serves as SOS’s CEO on a full-time basis, in consideration for a gross monthly salary of $ 11 (NIS 35 thousand) (CPI-linked), plus social benefits, car maintenance, mobile phone and a laptop, and reimbursement of reasonable expenses expensed as part of doing his job. The agreement is for an unlimited term, and each party is entitled to conclude it by prior notice in writing, two months in advance. It was also set in out in the agreement, that upon conclusion of his employment with SOS for a reason that does not establish cause for termination pursuant to the terms of the agreement, Mr. Klein will be entitled to an advance notice period of 4 additional months. Furthermore, Mr. Klein will also be entitled to an annual bonus subject to meeting targets as defined by SOS’s Board of Directors; in the reporting periods, such targets were not defined, and therefore Mr. Klein was not entitled to a bonus.

With regard to the award of options to Mr. Klein in respect of his service as SOS’s CEO - see Note 17.A. above.

With regard to Mr. Klein’s announcement to the effect that he waives the Company’s debt to him in respect of salary that has not yet been paid to him - see Note 11.B.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 22 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

E.	Employment terms of related parties (cont.)

(2)	In 2005, SOS entered into an employment agreement with Ms. Gal Nir Klein, the wife of Mr. Nir Klein, who serves as the Company’s CEO. Under the agreement, Ms. Klein serves as SOS’s VP Marketing and Sales Israel on a full-time basis, in consideration for a gross monthly salary of $ 6 (NIS 22 thousand) (CPI-linked), plus social benefits, car maintenance, mobile phone and a laptop, and reimbursement of reasonable expenses expensed as part of doing her job. The agreement is for an unlimited term, and each party is entitled to conclude it by prior notice in writing, two months in advance. It was also set in out in the agreement, that upon conclusion of her employment with SOS for a reason that does not establish cause for termination pursuant to the terms of the agreement, Ms. Klein will be entitled to an advance notice period of 4 additional months. Furthermore, Ms. Klein will also be entitled to an annual bonus subject to meeting targets as defined by SOS’s Board of Directors; in the reporting periods, such targets were not defined, and therefore Ms. Klein was not entitled to a bonus.

With regard to the award of options to Ms. Klein in respect of her service in SOS as stated above - see Note 17.A. above.

(3)	During the reporting periods, Mr. Roey Klein, the son of Mr. Nir Klein, who serve as the Company’s CEO, were employed by SOS in consideration for monthly salaries that are immaterial to the Company.

(4)	In 2014, SOS entered into an employment agreement (as amended from time to time) with Mr. Ilan Akselrod. Under the agreement, Mr. Akselrod serves as SOS’s CFO on a full-time basis, in consideration for a gross monthly salary of $ 6 (NIS 21 thousand) and January 1, 2022, Mr. Akselrod’s salary increased to $ 7 (NIS 26 thousand) in the reporting periods, plus social benefits, mobile phone and a laptop, and reimbursement of reasonable expenses expensed as part of doing his job. The agreement is for an unlimited term, and each party is entitled to conclude it by prior notice, 30 days in advance.

With regard to options awarded to Mr. Akselrod in respect of his service as stated above - see Notes 17.A. and 17.B. above.

(5)	In August 2021, SOS entered into an employment agreement with Mr. Elihai (Elik) Cohen; under the agreement, starting July 1, 2021 Mr. Cohen has been serving as the Company’s VP International Marketing and Sales on a full-time basis, in consideration for a gross monthly salary of $ 8 (NIS 28 thousand); on July 1, 2022 and July 1, 2023, Mr. Cohen’s salary will be increased to $ 9 (NIS 32.5 thousand) and $ 9.5 (NIS 35 thousand), respectively. Mr. Cohen will also be entitled to social benefits, car maintenance, mobile phone, and reimbursement of reasonable expenses expensed as part of doing his job. The agreement is for an unlimited term, and each party is entitled to conclude it by prior notice, 90 days in advance. In addition, Mr. Cohen will be entitled to commissions in respect of sales, based on targets set out in the agreement; in the reporting year, Mr. Cohen was entitled to such a commission at an immaterial amount.

With regard to options awarded to Mr. Cohen in respect of his service as stated above - see Notes 17.A. and 17.B. above.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 22 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

E.	Employment terms of related parties (cont.)

(6)	In 2006, SOS entered into an employment agreement (as amended from time to time) with Mr. Ronen Hananis. Under the agreement, Mr. Hananis serves as SOS’s VP Development and Operations on a full-time basis, in consideration for a gross monthly salary of $ 8 (NIS 30 thousand), plus social benefits, car maintenance, mobile phone, and reimbursement of reasonable expenses expensed as part of doing his job. The agreement is for an unlimited term, and each party is entitled to conclude it by prior notice, 30 days in advance.

With regard to options awarded to Mr. Hananis in respect of his service as stated above - see Notes 17.A. and 17.B. above.

F.	On the Company’s incorporation date (August 22, 2021) Mr. Ron Klein, Mr. Nir Klein and Mr. Ilan Akselrod were appointed as Chairman of the Company’s Board of Directors, Company’s CEO and Director, and Company’s CFO, respectively.

It should be clarified that until the completion of an IPO by the Company, the employment terms of Mr. Ron Klein, Mr. Nir Klein and Mr. Ilan Akselrod shall remain unchanged by virtue of their employment agreements with Silynx and/or SOS.

G.	With regard to loans provided to the Company by interested parties thereof, and the waiver of some of the aforesaid loans subject to the completion of the IPO - see Note 10.

NOTE 23–SUBSEQUENT EVENTS

1.	On January 17, 2024, the Company announced the closing of its IPO of 1,250,000 Ordinary Shares at a public offering price of $4.00 per share, for gross proceeds of $5,000, before deducting underwriting discounts and before offering expenses. (see Note 1.A),

2.	On March 20, 2024 Silynxcom signed a lease agreement for new offices for a 5 years period with an extension option of another 5 years, at a monthly rent of $13,500.

3.	On January 5, 2024, we and our Vice President of Marketing and International Sales Officer, Mr. Elihay Cohen, were served with a lawsuit submitted to the Central Region District Court in Israel on December 28, 2023 by Misi Tech Israel Ltd., a private Israeli company, and two other individual parties (collectively, the “Plaintiffs”), seeking the grant of an injunction against use of certain intellectual property, declaratory judgment that said intellectual property is the property of the Plaintiffs, and monetary damages in the aggregate amount of NIS 2,633,238 ($711), as well as attorneys’ fees. This claim is primarily based on (i) an alleged phone call between Mr. Cohen and one of the Plaintiffs, sometime in 2017, where the Plaintiffs allege that Mr. Cohen said he was working for the Company, and (ii) an undisclosed “recent” knowledge of the Plaintiffs confirming this to be true, which the Company believes is frivolous and without merit.