Form 20-F
period 2024-12-31
Silynxcom Ltd.
filed 2025-05-13
CIK 1976443

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

7 Giborei Israel

Netanya, 4250407, Israel

Tel: +972-9-8658-370

(Address of principal executive offices)

Nir Klein

Chief Executive Officer

7 Giborei Israel Netanya, 4250407 Israel

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

5,286,982 ordinary shares as of December 31, 2024.

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

Yes ☐    No ☒

i

Silynxcom Ltd.

INTRODUCTION

We develop, manufacture, and sell ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. Our in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and factory floors. Our In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or police officers in riot situations. Our In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots, dangerous situations and machine equipment in factories. Our sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving our customers 360° situational awareness.

Our revenue streams originate from a range of customers. We sell our In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units around the world. We also sell indirectly, through a specialized network of local distributors in each geography in which we operate, as well as through key strategic partnerships with radio equipment manufacturers. Our direct sales are generally conducted through government-run official tender processes. Our indirect sales are conducted through our distributor network, specialized agents, and strategic original equipment manufacturers, or OEMs. Our distributor network grew by six times from 2020 to 2024. Our primary markets are currently in Israel, Europe, Asia and the United States and we intend to expand our sales, marketing and distribution network into new markets such as Southeast Asia and Latin America.

We are also engaged in the research and development of new products and improved iterations of our existing products, technology and external and internal integration thereof.

We are an Israeli corporation and are incorporated under the name Silynxcom Ltd. Our principal executive offices are located at 7 Giborei Israel in Netanya, Israel. Our telephone number in Israel is +972 9-8658-370. Our website address is https://www.silynxcom.com. The information contained on, or that can be accessed through, our website is not part of this annual report on Form 20-F and is not incorporated by reference herein. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

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

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our ability to maintain our business model;

●	our ability to project market growth and trends;

●	our ability to secure government tenders and maintain relationships with government contractors;

●	our ability to elicit a greater positive reception for our technology and devices than other similar devices that are sold on the market;

●	our ability to raise capital through the issuance of additional securities;

●	the effect of competition and other technologies;

●	projected capital expenditures and liquidity;

●	the effects of any potential litigation;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain, protect and enhance our intellectual property;

●	our ability to retain key executive members and employees;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

● ●	interpretations of current laws and the passage of future laws; our ability to adjust to the secondary and indirect effects of Trump Administration tariffs;

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the multi-front conflict Israel faces; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Our reporting and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report on Form 20-F to “NIS” are to New Israeli Shekels and references to “dollars”, “USD” or “$” are to U.S. dollars. This annual report on Form 20-F contains translations of NIS amounts into U.S. dollars. Unless otherwise noted, all conversions from NIS to U.S. dollars in this annual report on Form 20-F were made at a rate of NIS 3.699 for $1.00 per U.S. dollar, the exchange rate as of December 31, 2024 published by the Bank of Israel. The aforementioned exchange rate is provided solely for your convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this annual report on Form 20-F and other financial data appearing in this annual report on Form 20-F.

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

Risks Related to Our Business and Industry

●	A reduction in the spending patterns of government agencies or ability to obtain government approval for our products could materially and adversely affect our net sales, results of operations, earnings and cash flow;

●	The markets in which we compete are highly competitive and some of our competitors have greater financial and other resources than we do. Competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition;

●	A significant portion of our revenues is derived from certain customers, the potential loss of whom or material decline from might adversely affect our operating results;

●	We do not have long-term contracts with our distributors, which makes forecasting revenues and operating results difficult.

v

Risks Related to the Supply and Manufacturing of our Products

●	Disruptions of our production could adversely affect our operating results;

●

We use a variety supplier-provided parts, electronic and acoustic among other components, local manufacturing sub-contractors and contract manufacturing services, and significant shortages, capacity constraints, production disruptions or price increases, potentially caused by the security, geopolitical and political conditions in Israel, could increase our operating costs and adversely impact the competitive positions of our products;

●	Trump Administration tariffs may adversely affect our financial condition or results of operations due to secondary effects, such as higher input and component costs.

Risks Related to Our Intellectual Property

●	Any loss or limitations on our right to use intellectual property licensed from third parties could have a material adverse effect on our business, operating results and financial condition;

●	We consider our industry know-how proprietary but do not hold any patents, leaving us exposed to the risk that others may seek to mimic our products without compensation;

●	Our results of operations could be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

Risks Related to Ownership of Our Securities

●	The market price of our Ordinary Shares may be highly volatile and fluctuate substantially, which could result in substantial losses for purchasers of our Ordinary Shares;

●	Raising additional capital could reduce the market price of our Ordinary Shares, dilute our existing shareholders and affect the rights of existing shareholders.

Risks Related to Israeli Law and Our Operations in Israel

●	Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the multi-front conflict Israel faces;

●	Our financial performance is, in part, affected by exchange rate fluctuations between the U.S. dollar and NIS;

●	We may not be able to enforce non-compete covenants under Israeli law which might result in increased competition for our products;

●	It may be difficult to enforce judgments of U.S. courts against us and our executive officers directors, and experts named in this annual report on Form 20-F, to assert U.S. securities law claims in Israel or to serve process on our executive officers, directors, and experts;

●	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

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

We have one customer that comprised 4.8% of our total revenues in 2022, 33.5% in 2023 and 45.1% in 2024. We have another customer that comprised 55.3% of our total revenues in 2022, 11.8% of our total revenues in 2023 and 14.7% in 2024.

Our management’s strategy plans to avoid customer concentration and is expanding the customer base by growing our distributor and agent network. Two customer accounted for a significant portion of our revenue for the year ended December 31, 2024, one customer accounted for a significant portion of our revenue for the year ended December 31, 2023 and one customer accounted for a significant portion of our revenue for the year ended December 31, 2022. The contracts entered into with these customers are generally one-off and repeated individual orders, without a term of any specific duration. There were no other customers that comprised greater than 10% of our total revenues during these years. While we consider our relationships with our major customers to be good, the reduction, delay or cancellation of orders from this customer or any delays in payments beyond their payment terms, for any reason, would reduce our revenue and operating income and could materially and adversely affect our business, operating results and financial condition in other ways.

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

We derive a portion of our revenues from international sales and are exposed to the risks of doing business in multiple countries.

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

Potential tariffs could adversely affect our business and financial results.

We purchase components of our technology from a group of suppliers that are affected by price fluctuations for raw materials. The Trump Administration has implemented baseline 10% tariffs on imports from the vast majority of the U.S.’s trading partners, and, as of May 12, 2025, has imposed a 30% tariff on imports from China. The secondary effects of these policies could significantly increase the cost of components sourced from our suppliers in various countries due to abrupt supply and demand shifts. As a result of the consequences of this tariff policy, we may need to obtain components from other sources or third parties. Any of these factors may adversely affect our financial condition or results of operations.

Our customers who purchase our products for defense applications typically incorporate our products into their products, which may be sold to the U.S. government under contracts. U.S. government contracts generally are not fully funded at inception and may be terminated or modified prior to completion, which could adversely affect our business.

The U.S. Congress funds the vast majority of the federal budget on an annual basis and Congress often does not provide agencies with all the money requested in their budget. Many of our customers’ federal procurement contracts cover multiple years and, as such, are not fully funded at contract award. If Congress or a U.S. government agency chooses to spend money on other programs, our customers’ contracts may be terminated for convenience. Federal laws, collectively called the Anti-Deficiency Act, prohibit involving the government in any obligation to pay money before funds have been appropriated for that purpose, unless otherwise allowed by law. Therefore, the Anti-Deficiency Act indirectly regulates how agencies award our contracts and pay our invoices. Federal government contracts generally contain provisions that provide the federal government rights and remedies not typically found in commercial contracts, including provisions permitting the federal government to, among other things: terminate our existing contracts; modify some of the terms and conditions in our existing contracts; subject the award to challenge by competitors; suspend work under existing multiple year contracts and related delivery orders; and claim rights in technologies and systems invented, developed or produced by us.

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

Our business and results of operations may be affected by the outcome of any future litigation, claims, investigations, legal and administrative cases and proceedings, whether civil or criminal, or lawsuits by governmental agencies or private parties. Regardless of whether there is merit to the claims underlying any legal proceedings to which we are subject, and regardless of whether we are found, as a result of such proceedings, to have violated any applicable laws, such proceedings can be expensive to defend or respond to, and could result in substantial costs and diversion of management’s attention and resources, which could harm our business, and potentially could cause substantial and irreparable harm to our public reputation. Moreover, if the results or settlement of any potential legal proceedings are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions or other censure that could have an adverse effect on our business, results of operations, financial condition and reputation. Further, our liability insurance coverage may not be sufficient to satisfy, or may not cover, any expenses or liabilities that may arise. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, results of operations and financial condition.

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

Substantial sales of our Ordinary Shares on the NYSE American LLC, or NYSE American, may cause the market price of our Ordinary Shares to decline. Sales by our shareholders of substantial amounts of our Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares.

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

We identified a material weakness in our internal control over financial reporting in the year ended December 31, 2024, which is expected to be remediated in 2025. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our Company and the market price of our Ordinary Shares may be adversely affected.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

We identified a material weakness in our internal control over financial reporting in the financial year ended December 31, 2024. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Specifically, we determined that due to the configuration of our enterprise resource management system, in matters related to order processing and approval workflows, we afforded unrestricted access across users, enabling personnel at all levels to initiate, modify and process transactions without the appropriate segregation of duties. Critical transactions were subject to approval, at times, by a single individual, resulting in an excessive concentration of authority and an elevated risk of undetected errors or misappropriation. As of the date of this annual report on Form 20-F, we expecting to remediate this material weakness in 2025, having begun to remediate this material weakness in the fourth quarter of 2024. We implemented a revised access control framework within the enterprise management system. This included the design and deployment of permission trees that define role-based access rights aligned with job responsibilities and principles of segregation of duties. Under the new framework, transactional and approval capabilities are distributed across multiple roles to mitigate the concentration of authority and ensure adequate oversight. Additionally, access to system functions and data is now restricted based on defined roles, thereby enhancing credential security and reducing the risk of unauthorized activity. These enhancements have materially strengthened our internal control environment. We are committed to maintaining this framework going forward, with periodic reviews and updates to ensure continued effectiveness and compliance with evolving operational and regulatory requirements.

If we fail to maintain effective internal control over financial reporting, we may be unable to report our financial results accurately or meet our reporting obligations. This could cause us to lose investor confidence in the accuracy and completeness of our financial reports, which could harm our business, the price of our Ordinary Shares and our ability to access the capital markets.

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

Our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations promulgated under the Securities Act or the Exchange Act as a result of our exclusive forum provision.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provision of our amended and restated articles of association. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provision in our amended and restated articles of association. If a court were to find the exclusive forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

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

Based on the composition of our income and valuation of our assets, we were not a passive foreign investment company, or PFIC, for 2024 and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC (see “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information).

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

As of May 9, 2025 our executive officers, directors, five percent shareholders and their affiliates, in the aggregate, beneficially own approximately 48.1% of our Ordinary Shares. Therefore, these shareholders, and in particular, our largest shareholder, Mr. Nir Klein, have the ability to influence us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, acting together, may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our Ordinary Shares that you may believe are in your best interest as one of our shareholders.

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

Risks Related to Israeli Law and Our Operations in Israel

Potential political, economic and military instability in Israel, where our headquarters, members of our management team, our key employees and our production and research and development facilities are located, may adversely affect our results of operations.

Our executive offices and research and development facilities are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). Several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise.

In October 2023, Hamas terrorists infiltrated Israel’s border with the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign commenced in the Gaza Strip. As of May 9, 2025, hostilities between Israel and Hamas are still ongoing. Other regional hostilities, since October 7, 2023, concurrently became more pronounced. This includes and has included a northern front war igniting between Israel and Hezbollah, which as of May 9, 2025 is subject to a ceasefire between Israel and Lebanon, hostilities between Israel and Iran, which have included Iranian strikes against Israel in April 2024 and October 2024, and subsequent retaliation by Israel to both instances, and a continued conflict between Israel and the Houthi Movement in Yemen. Such potential disruption to our operations may include certain delays and diversions of the import of certain components for manufacturing and production as a result of reduced air travel and the attacks on container ships on the Red Sea route by the Iranian-backed Houthi Movement.

Since the current Israel-Hamas war commenced, demand for our products from the Israel Defense Forces, or the IDF, has significantly increased. As a result of time-sensitive urgency of IDF orders, we have in certain periods, with the waiver and consent of effected customers, delayed the shipment and delivery of certain orders from such customers to satisfy IDF orders. With further potential intensification in this war and in future wars, the IDF’s prominence as one of our end users may result in further immediate supply constraints.

As a result of the Israel-Hamas war, there has been the significant increase in air freight for shipments to and from Israel, as a result of certain commercial liners pausing flights to and from Israel and the increased demand for air freight as a method of shipment, due to the impact of the Houthi Movement attacks on vessels in the Red Sea.

The intensity and duration of the multi-front conflict are difficult to predict, as are such conflict’s economic implications on the Company’s business and operations and on Israel’s economy in general. The potential deterioration of Israel’s economy, as a direct and indirect result of these events, may have a material adverse effect on the Company and its ability to effectively conduct its operations.

In connection with the current multi-front conflict, Israeli military reservists have been called up to perform military service. None of our employees have been called up as of May 9, 2025. All of those employees have since returned from reserve duty as of May 9, 2025, but there can be no guarantee that they will not be called up again. Additional employees may be called up, for service, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which in turn may materially and adversely affect our business, prospects, financial condition and results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Our financial performance is subject to risks associated with changes in the value of the U.S. dollar and new Israeli shekel, versus local currencies.

We are exposed to foreign currency exchange rate volatility with our non-U.S. dollar denominated sales and operating expenses worldwide. Any weakening of foreign currencies relative to the U.S. dollar adversely affects the U.S. dollar value of our foreign currency-denominated sales and earnings, and generally leads us to raise international pricing, which could reduce demand for our products. In some circumstances, for competitive or other reasons, we may decide not to raise local prices to fully offset the dollar’s strengthening, or at all, which would adversely affect the U.S. dollar value of our foreign currency denominated sales and earnings. Conversely, any strengthening of the new Israeli shekel or foreign currencies relative to the U.S. dollar will increase our Israeli operations costs and could cause us to increase our international pricing and become less competitive. Additionally, any strengthening of foreign currencies may also increase our cost of product components denominated in those currencies, thus adversely affecting gross margins.

We may not be able to enforce covenants not-to-compete to their fullest extent under current Israeli law that might result in added competition for our products.

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

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

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

Our amended and restated articles of association may be deemed to have an anti-takeover effect.

Certain provisions of our amended and restated articles of association may make a change in control of us more difficult to affect. Our amended and restated articles of association provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors are elected by our shareholders. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent an attempt to change control of us, even though a change in control might be considered by our shareholders to be in their best interest.

Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differ in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s amended and restated articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. companies.

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

Our principal executive offices are located at 7 Giborei Israel, Netanya, Israel. Our website address is https://www.silynxcom.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

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

In 2022, 2023 and 2024 our capital expenditures amounted to $8 thousand, $3 thousand and $112 thousand, respectively. Our current capital expenditures are primarily for office and electronic equipment and manufacturing molds.

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

Communication Cables and Connectors

We manufacture, market and sell our communication cables and connectors in order to provide a full end-to-end solution so that our customers can connect our In-Ear Headsets with the different radios that they may use. Based on our in-house developed and proprietary Quick Disconnect Connector, or QDC, technology we have developed a 10 pin QDC that enables customers to easily connect our In-Ear Headsets with a variety of different signal and power input/output sources. A QDC is a robust, proprietary, multi-pin, twenty-meter diving-certified connector. We provide our customers with different QDC integration options that give our customers more configuration flexibility and levels of modularity.

We believe that our family of QDC products provide an opportunity to monetize cross-selling of our other products, particularly, our controller products as well as our In-Ear Headsets.

We also sell our QDC technology to third-party equipment manufacturers.

Converter & Reseller Agreement with Peltor Communications, a 3M Company

In January 2023, we signed a Converter & Reseller Agreement with Peltor Protective Communications, or Peltor, a 3M company, and one of the world’s leading manufacturers and an iconic brand name of headsets and two-way radio accessory products for military, law enforcement, hunting, sport shooting, racing, rally sports, aviation, and manufacturing industries. Under the agreement, Silynxcom will purchase Peltor’s family of Over-the Ear headset products from Peltor and will resell a modified version of the Peltor Over-the-Ear Headset which includes Silynxcom’s QDC connector, an upgraded electronic wiring system embedded with a Silynxcom-designed circuit board. We believe this enables Silynxcom to compete in the high-end market for Over-the-Ear Headsets with a more advanced battery power source and can also provide the end-user the versatility of hearing from two different radios simultaneously from each earpiece respectively.

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

Military Tactical Communication Equipment Market

According to the Global Tactical Headset Market Research Report, published by Wantstats Research and Media Pvt Ltd in 2022, or the “GTHM Report”, the tactical communications equipment market was estimated to be worth $2.66 billion as of 2021 and is expected to grow to $3.8 billion by 2027, with a compound annual growth rate of 6.09%. North America accounts for the largest market share (35.81%) followed by Europe (24.07%) and then Asia Pacific (22.92%). This market includes both personal headsets and communication equipment mounted on certain types of vehicles and tanks.

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

As of May 9, 2025 we have engagements with distributors who specialize either in various territories and/or with certain customers from such territories as presented in the table below:

Distributors:

Europe	38
Asia	18
Central and South America	6
Middle East	4
Africa	1
Oceania	3

●	Collaborations with original equipment manufacturers of radios. Most manufacturers of tactical radio devices do not manufacture their own headset systems. We collaborate with a number of original equipment manufacturers of tactical radio devices who offer our products to their customers. We are working to expand these types of collaborations, as they increase our market presence and share, strengthen our brand and reputation and provide cost-efficient access to manufacturers marketing and sales channels. Our tactical radio devices, a new generation of data device, are light weight and enhance the communication ability and situational awareness of soldiers.

●	Collaborations with original equipment manufacturers of headset systems. We also cooperate and co-sell our products on an OEM basis or as synergic products to industry strategic partners, such as radio device manufacturers, who offer our headset systems with their radios as a complete solution. Our strategic partners are typically communication device producers, defense contractors/system integrators, helmets producers, gas mask producers etc. The Converter & Reseller Agreement with Peltor is an example of such a collaboration with an OEM manufacturer.

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

Our revenue stream is derived from end users of our products such as:

●	United States Navy Sea, Air, and Land Teams, more commonly known as the Navy Seals;

●	United Kingdom’s Special Air Service;

●	The IDF;

●	The IDF General Staff Reconnaissance Unit, more commonly known as Sayeret Matkal;

●	United States Marine Corps;

●	United States Federal Bureau of Investigations;

●	United States Drug Enforcement Agency;

●	Regional police and sheriff departments in the United States;

●	Royal Netherlands Army;

●	German Police;

●	Austrian Armed Forces; and

●	Republic of Korea Armed Forces and national police.

As of May 9, 2025, we have over 255 active customers. We have two large customers, Customer B and Customer C. Set forth below is a breakdown of our seven major customers, the revenues arising from which constitute 5% or more of our total revenues in 2022 through 2024, none of whom are one of the end users listed above:

	2024		2023		2022
Major customers	Amount (in USD thousands)	% of our Company’s total revenue	Amount (in USD thousands)	% of our Company’s total revenue	Amount (in USD thousands)	% of our Company’s total revenue
Customer A	$534	5.9%	$156	2.0%	$9	0.1%
Customer B	$1,332	14.7%	$908	11.8%	$4,016	55.3%
Customer C	$4,097	45.1%	$2,559	33.5%	$516	7.2%
Customer D	$0	0%	$182	2.4%	$477	6.6%
Customer E	$62	0.7%	$147	1.9%	$417	5.8%
Customer F	$201	2.2%	$537	7.0%	$113	1.6%
Customer G	$753	8.3%	$269	3.5%	0	0%

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

In order to increase our market share in the high-growth in-ear headset segment that we operate in, our strategy for growth includes:

●	Continued joint product and business development with large military contractors and re-sellers where we can bundle together our headsets with the connectors and cables that we otherwise sell separately.

●	Leverage our QDC solution that we currently sell to manufacturers of Over-the-Ear Headsets to cross-sell our In-Ear headsets and accessories

●	Increasing cooperation with well-established global manufacturers of Over-the-Ear Headset manufacturers through the licensing of elements of our In-Ear Headset technology to be applied to Over-the-Ear headsets.

●	Continued development of benchmarks and incentive packages to our growing number of global distributors and agents in the territories in which we operate.

●	Building out a portfolio of framework agreements through participation in structured multiyear frame programs that run for three to seven years, such as the U.S. Department of Defense’s Equipment Purchasing Program.

●	We aim to reach new volume markets by addressing new user groups with a similar need to communicate in noisy and challenging environments while protecting hearing. Examples of such user groups include workers on construction sites, factory floors and mining operations all of which we have begun selling into.

●	Continue our market growth in the hotter climate areas of Asia where we are seeing a growing awareness and demand for sound protective high quality communication radios systems and headsets at a cost-effective price point.

●	Continuing sustainable and profitable growth by focusing on internal cost controls and collaborating closely with our manufacturing partners to safeguard volume gains and competitive production costs.

Commercial contracts with customers

Below are some recent examples of our defense and law enforcement related customer growth:

●	November 2021 — we signed a framework agreement with Elbit Systems Ltd., whereby 7 thousand soldier systems would incorporate Silynxcom headsets, for $3.6 million.

●	October 2022 — we were awarded a four-year framework contract with the Rhineland-Pfalz State Police, whereby our In-Ear Headsets replaced the legacy Over-Ear Headsets. The order size amounted to $65 thousand and seventy systems. We have received additional sales orders from this end user, including an up-sell totaling $300 thousand received in 2023 and further orders in 2024.

●	April 2023 — we were awarded the opportunity to supply our In-Ear Headsets to an Asian country’s military through what was a public tender process. The initial order was for an entire division. We are in discussions with this customer and believe that the next order could be worth over $100 million over a seven-year period. In June 2023, we were awarded a second contract to supply our In-Ear Headsets through a public tender process of a different division of that same Asian military customer.

●	June 2023 — we were awarded a second contract with the Republic of Korea national police, whereby our “push to talk” systems combined with QDC converted Sordin Over-the-Ear Headset will replace their legacy Over-the Ear Headset systems.

●	July 2023 — we were chosen by a special forces unit of the Republic of Singapore Army to supply them with our In-Ear and 3M Peltor headsets, upgraded with our technology. We delivered these units in 2024.

●	July 2023 — we recognized revenue from the first follow-on order from the German police and a first trial order from the German secret services. We have so far delivered orders amounting to $196,000.

●	February 2024 — we received our first North American order for our software-defined radio headset to a world-leading U.S.-based defense industry original equipment manufacturer amounting to $67,000.

●	February 2024 — we received a repeat order worth $280,000 from a military customer for our Clarus In-Ear Headsets. We have so far received orders from this military customer amounting to over $1 million.

●	March 2024 — we received our first order of our new In-Ear Headset system designed for law enforcement organizations that use TETRA based communication systems.

●	March 2024 — we delivered an order for a special forces military unit in the Asia-Pacific region.

●	July 2024 — we received product orders in the amount of $500,000 from the IDF for our advanced military headset system.

●	September 2024 — we received orders in the amount of $740,000 from the IDF for our tactical communication equipment.

●	February 2025 — we delivered to an elite IDF special forces unit enhanced systems with innovative new tactical communication capabilities.

●	March 2025 — we announced two orders from an elite IDF special forces unit four our in-ear headset systems.

Since our inception in 2005, we have had over $165 million in sales. We have also achieved several milestones in the last three years as detailed below.

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

In 2023, we achieved our two first army tenders in an Asian country.

We are currently engaged in pursuing the following future projects:

●	South Korean Army; follow-on Order — we are currently in bidding for a follow-on order worth approximately $3.5 million.

●	Leonardo SpA — we are pursuing a joint development project to integrate Silynxcom’s sound protection technology into their existing communication systems. Leonardo is one of Europe’s largest defense and aerospace contractors.

●	United States Army Special Forces Multi-Year Framework Agreements — the new tenders for these renewing framework agreements are expected in the second quarter of 2025. We expect to qualify and receive a formal invitation to join the bidding process.

●	Large European Military Tenders — we are currently bidding directly on multiple different tenders of European military units amounting to tens of thousands of headset units per year within multi-year framework agreements.

●	We also plan to expand our presence in the family of products for the cycling and motorsports markets, respectively

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

D. Property, Plant and Equipment.

Our corporate headquarters and warehouse are located 7 Giborei Israel, Netanya, Israel. This facility comprises approximately 433 square meters of space. On March 20, 2024, we signed a lease agreement for a new corporate headquarters and warehouse located at 7 Giborei Israel, Netanya, Israel that comprises approximately 539 square meters of space. The lease expires on March 20, 2034.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the years ended December 31, 2022 and December 31, 2023 in our annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 30, 2024 (Registration No. 001-41916).

Overview

We develop, manufacture, and sell ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. Our in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and factory floors. Our In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or police officers in riot situations. Our In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots, dangerous situations and machine equipment in factories. Our sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving our customers 360° situational awareness.

Our revenue streams originate from a range of customers. We sell our In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units around the world. We also sell indirectly, through a specialized network of local distributors in each geography in which we operate, as well as through key strategic partnerships with radio equipment manufacturers. Our direct sales are generally conducted through government-run official tender processes. Our indirect sales are conducted through our distributor network, specialized agents, and strategic original equipment manufacturers, or OEMs. Our distributor network grew by six times from 2020 to 2024. Our primary markets are currently in Israel, Europe, Asia and the United States and we intend to expand our sales, marketing and distribution network into new markets such as Southeast Asia and Latin America.

We are also engaged in the research and development of new products and improved iterations of our existing products, technology and external and internal integration thereof.

Components of our Results of Operations

Our revenues primarily consist of sales of our products.

Set forth below is a table presenting breakdown of our revenues by our two product groups in 2024 and 2023:

	2024		2023
Product group	Amount (in USD thousands)	% of total revenue	Amount (in USD thousands)	% of total revenue
In-Ear Headset systems	$4,945	54%	$4,532	59%
SST Headset systems	$3,818	42%	$2,713	36%
Other revenues	$331	4%	$388	5%
Total	$9,094	100%	$7,633	100%

Set forth below is information about our revenues from sale of our products by geography:

	Revenues (in USD thousands)
Geography	2024	2023
Israel	$6,814	$4,947
Asia	$1,198	$1,072
USA	$240	$1,070
Europe	$841	$423
Rest of the world	$1	$121
Total revenue	$9,094	$7,633

We do not consider any material portion of our business to be seasonal. Various factors, however, can affect the distribution of our revenue between accounting periods, including the timing of contract awards, the timing and availability of government funding, as well as the timing of product deliveries and customer acceptance. Our revenue, therefore, may fluctuate from quarter to quarter.

Our costs and expenses consist of the following components:

●	Cost of Revenues. Our cost of revenues consists of costs related to our direct and indirect sales, including the cost of components. Cost of revenues are primarily driven by the orders customers place for our products and as revenue for our products grows, we expect a corresponding increase in our cost of revenues.

●	Research and Development. Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor’s expenses and other related research and development expenses.

●	Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of salaries and related personnel expenses, subcontractor expenses and other related research and development expenses.

●	General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses, professional services fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

Results of Operations

The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,
U.S. dollars in thousands (except per share amounts)	2024	2023
Revenues	9,094	7,633
Cost of revenues	5,290	4,464
Gross profit	3,804	3,169
Research and development expenses	577	1,048
Selling and marketing expenses	1,367	3,170
General and administrative expenses	3,325	1,732
Other expenses	5	-
Operating loss	1,470	2,781
Listing expenses	879	-
Finance income (expense), net	127	67
Financial expenses	124	104
Loss before income tax	2,346	2,818
Income tax expenses	1	1
Net loss	2,347	2,819
Other comprehensive income (loss)
Gain from measurement of defined benefit plans	3	6
Total comprehensive loss	2,344	2,813
Basic earnings loss per share	(0.4505)	(0.8916)
Diluted earnings loss per share	(0.4505)	(0.8916)

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

Revenues

Our revenues for the year ended December 31, 2024 were $9,094 thousand, compared to $7,633 thousand for the year ended December 31, 2023. The increase in revenues for the year ended December 31, 2024 was primarily attributable to additional orders from existing customers.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2024 was $5,290 thousand, compared to $4,464 thousand for the year ended December 31, 2023. The increase in cost of revenues for the year ended December 31, 2024 was primarily attributable to the increase in raw materials purchases and the hire of subcontractors.

Gross Profit

As a result of the foregoing, our gross profit for the year ended December 31, 2024 was $3,804 thousand, compared to $3,169 thousand for the year ended December 31, 2023. The increase in gross profit for the year ended December 31, 2024 was primarily attributable to increased sales.

Research and Development expenses

Research and development expenses decreased by $471 thousand to $577 thousand for the year ended December 31, 2024, compared to $1,048 thousand for the year ended December 31, 2023. The decrease in expenses for the year ended December 31, 2024 was primarily attributable to a decrease in share-based compensation.

Selling and Marketing expenses

Selling and marketing expenses decreased by $1,803 to $1,367 thousand for the year ended December 31, 2024, compared to $3,170 thousand for the year ended December 31, 2023. The decrease in expenses for the year ended December 31, 2024 was primarily attributable to a decrease in stock-based compensation.

General and Administrative Expenses

General and administrative expenses increased by $1,593 to $3,325 thousand for the year ended December 31, 2024, compared to $1,732 thousand for the year ended December 31, 2023. The increase in expenses for the year ended December 31, 2024 was primarily attributable to an increase in expenses related to professional services used in connection with completing our Initial Public Offering, an increase in insurance costs.

Other Expenses

Other expenses were $5 thousand for the year ended December 31, 2024, compared to $0 thousand for the year ended December 31, 2023. The other expenses for the year ended December 31, 2024 were attributable to writing off fixed assets in the course of our moving to a new premises.

Operating Loss

Operating loss for the year ended December 31, 2024 was $1,470 thousand, compared to $2,781 thousand for the year ended December 31, 2023. The decrease in operating loss for the year ended December 31, 2024 was primarily attributable to an increase in sales, and which was partially offset by Initial Public Offering-related expenses, including share-based compensation.

Listing Expenses

Listing expenses for the year ended December 31, 2024 were $879 thousand, compared to $0 for the year ended December 31, 2023. The listing expenses for the year ended December 31, 2024 were all in connection with Initial Public Offering expenses.

Finance Income (expense), Net

Finance income (expense), net for the year ended December 31, 2024 was $3 thousand, compared to finance income (expense), net of ($37) thousand for the year ended December 31, 2023. The decrease of this financial income (expense), net for the year ended December 31, 2024 was primarily attributable to exchange rate fluctuations between the U.S. dollar and new Israeli Shekel.

Financial Expenses

Financial expenses for the year ended December 31, 2024 was $124 thousand, compared to financial expenses of $104 thousand for the year ended December 31, 2023. The increase in financial expenses net for the year ended December 31, 2024 was primarily attributable to an increase in lease liabilities as a result of our moving to a new premises.

Net Loss

Net loss for the year ended December 31, 2024 decreased to $2,347 thousand, compared to net loss $2,819 thousand for the year ended December 31, 2023. The decrease of net income for the year ended December 31, 2024 was primarily attributable to a decrease in share-based compensation.

Total Comprehensive Loss

Total comprehensive loss decreased to $2,344 thousand for the year ended December 31, 2024, compared to comprehensive loss $2,813 thousand for the year ended December 31, 2023. The decrease of total comprehensive loss for the year ended December 31, 2024 was primarily attributable to a decrease in share-based compensation.

B. Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2024, we have funded our operations primarily with cash generated from our operating activities. As of December 31, 2024, we had $3,178 thousand in cash and cash equivalents.

The table below presents our cash flows for the periods indicated.

	Year Ended December 31,
U.S. Dollars in thousands	2024	2023
Cash provided by (used in) operating activities	$(958)	$730
Cash used in investing activities	(89)	(10)
Cash provided by (used in) financing activities	3,640	(229)
Net increase (decrease) in cash and cash equivalents	$2,610	$499

Operating Activities

During the year ended December 31, 2024, net cash used in operating activities was $958 thousand, compared to net cash provided by operating activities of $730 thousand during the year ended December 31, 2023. The decrease was primarily attributable to a decrease in share-based compensation.

Investing Activities

Net cash used in investing activities was $89 thousand during the year ended December 31, 2024, compared to $10 thousand during the year ended December 31, 2023. This included capital expenditures in the amount of $112 thousand. This increase in investing activities was primarily attributable to these capital expenditures, involving the purchase of manufacturing molds, as well as furniture and office and electronic equipment for our office in Israel.

Financing Activities

Net cash flow provided by financing activities was $3,640 thousand during the year ended December 31, 2024, compared to $229 thousand used in financing activities during the year ended December 31, 2023. This increase was primarily attributable to the issuance of our Ordinary Shares in our Initial Public Offering.

On May 5, 2020, we entered into a loan agreement with Bank Mizrahi for NIS 1 million (approximately $284 thousand). Pursuant to the terms of the loan, the loan’s principal was to be repaid in 48 consecutive monthly installments starting on May 30, 2021, and the interest shall be repaid in 48 consecutive monthly installments starting on May 30, 2020. The balance of the loan was waived in 2024.

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

On April 2, 2025, we closed an underwritten public offering of 1,290,000 Ordinary Shares at a purchase price of $2.25 per Ordinary Share, or the Public Offering Share Price, pursuant to an underwriting agreement between us and ThinkEquity LLC, dated March 31, 2025. Pursuant to the terms of this underwriting agreement, we also granted ThinkEquity LLC a 45-day option to purchase up to 193,500 additional Ordinary Shares solely to cover over-allotments, if any, at the Public Offering Share Price, less underwriting discounts and commissions. Under the terms of this underwriting agreement, we also issued ThinkEquity LLC, in a concurrent private placement, a warrant for the purchase of up to 74,175 ordinary shares at an exercise price of $2.8125 per ordinary share, representing 5% of the sum of the Ordinary Shares sold in such public offering.

Current Outlook

As of December 31, 2024, our cash and cash equivalents were $3,178 thousand. We have funded our operations to date primarily with cash generated from our operating activities, which provided net cash of $2,610 thousand for the year ended December 31, 2024. As of December 31, 2024, we have a positive working capital of $5,253 thousand.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results—Research and Development Expenses” and “Item 5.A. Results of Operations — Comparison of the year ended December 31, 2024, to the year ended December 31, 2023— Research and Development Expenses.”

D. Trend Information

We sell our products directly and indirectly to the IDF, among other customers. From October 10, 2023 until the date of this annual report on Form 20-F, we have received purchase orders from the IDF and police forces in Israel to supply certain products in the near-term to be used by all branches of the IDF and police departments in Israel as well as in the longer term to resupply inventory stockpiles of equipment for the IDF. We expect to receive additional purchase orders as a result of the ongoing war. There is no assurance, however, that any further purchase orders will materialize in connection with the ongoing war. For further information, see “Item 4.B. Business Overview — Marketing Channels” and “Item 3.D. Risk Factors — Risks Related to Israeli Law and Our Operations in Israel.”

E. Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2-B to our audited consolidated financial statements for the year ended December 31, 2024 included elsewhere in this annual report on Form 20-F.

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

Name	Age	Position	Class
Executive Officers
Nir Klein	57	Chief Executive Officer and Director	III
Ilan Akselrod	47	Chief Financial Officer	N/A
Gal Nir Klein	55	Vice President of Marketing and Israel Sales and Director	II
Elihay Cohen	63	Vice President of Marketing and International Sales Officer	N/A
Ronen Hananis	44	Vice President of Operations and Development	N/A

Directors
Ron Klein	59	Chairman of the Board of Directors	I
Yossi Tisch(1)(2)(3)(4)(5)	58	Director	N/A
Yafit Keret(2)(3)(4)	52	Director	III
Adler Adrian(1)(3)(4)	60	Director	II
Itiel Efrat(1)(2)(3)(4)(5)	60	Director	N/A

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Israeli law)

(4)	Independent Director (as defined under NYSE American LLC Company Guide Manual Section 803(A)(2), or NYSE American Section 803(A)(2))

(5)	External director (as defined under the Companies Law). External directors are not assigned to a class and are elected in accordance with the Companies Law.

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

Yafit Keret, Director

Ms. Yafit Keret has been the owner and chief executive officer of Proximo Ltd. since 2011. From 2000 through 2010, Ms. Keret was the chief financial officer of Titan Systems Engineering Ltd. Ms. Keret also serves as director at Migdalor Investments, Maxonis Ltd., and Cash Hero Ltd. Ms. Keret received her B.A. in accounting and business administration and her MBA from the College of Management in Tel Aviv.

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

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management for the year ended December 31, 2024. All amounts reported in the tables below reflect the cost to our Company, in U.S. Dollars, for the year ended December 31, 2024.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share-Based Compensation(1)	Total
All directors and senior management as a group, consisting of 10 persons	$1,065,825	$189,346	$693,500	$1,948,671

(1)	Includes: 13,301 options to purchase Ordinary Shares with an exercise price of $15.38, the expiration date of which was January 15, 2025, issued to Nir Klein.

The following table sets forth information concerning the compensation of our five most highly compensated executive officers for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of dollars upon a conversion rate of 3.699 NIS/USD, for the year ended December 31, 2024.

Name and Principal Position		Salary, Pension, Retirement and Other Similar Benefits (Management)	Share Based Compensation	Total
Nir Klein(1)	Chief Executive Officer	$305,253	-	$305,253

Ilan Akselrod	Chief Financial Officer	$181,729	$90,414	$272,143

Gal Nir Klein	Vice President of Marketing and Israel Sales	$224,265	-	$224,265

Elihay Cohen	Vice President of Marketing and International Sales	$224,186	$284,643	$508,829

Ronen Hananis	Vice President of Operations and Development	$181,281	$129,969	$311,250

Ron Klein	Chairman of the Board of Directors	$81,102	$146,922	$228,024

(1)	Includes: 13,301 options to purchase Ordinary Shares with an exercise price of $15.38, the expiration date of which is January 15, 2025.

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

Furthermore, during his tenure as CEO, Mr. Klein has been granted 14,160 options to purchase of 14,160 Ordinary Shares. As of May 9, 2025, Mr. Klein has a total of 3,540 options.

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

On December 30, 2024, the Company’s shareholders approved an annual bonus plan for the years 2025-2027 based on related measurable targets and other term and an increase in Mr. Nir Klein’s monthly gross salary to NIS 69,000 (approximately $18,600), effective as of January 1, 2025.

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

Furthermore, during her tenure, Mrs. Klein has been granted 1,062 options to purchase 1,062 Ordinary Shares. As of May 9, 2025, Mrs. Klein does not have any options.

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

On December 30, 2024, the Company’s shareholders approved an annual bonus plan for the years 2025-2027 based on related measurable targets and other term and an increase in Mrs. Gal Klien’s monthly gross salary to NIS 44,850 (approximately $12,000), effective as of January 1, 2025.

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

Mr. Akselrod receives a monthly salary of NIS 44,850 as of January 1, 2025, received a one-time bonus of NIS 236,000 granted upon the closing of our Initial Public Offering receives annual leave quota in accordance with Israeli law and has a termination notice period of thirty days.

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

Employment Agreement with Mr. Ronen Hananis, Vice President of Operations and Development

In 2006, SOS entered into an employment agreement with Mr. Ronen Hananis (who was employed at our Company since 2003 in various positions), pursuant to which Mr. Hananis serves as the VP Operations and Development of our Company for a full-time position. Mr. Hananis is entitled to a monthly salary (gross) of NIS 30 thousand (approximately $8 thousand) and accompanying benefits, including 20 vacation days, recreation days and sick days pursuant to the law, a company car and expenses related to vehicle usage (without grossing), a mobile phone and laptop, executive insurance/pension insurance, contributions to an advanced education fund for his full salary. Mr. Hananis will bear the tax consequences for the amount in excess of the tax-exempt threshold. The Company also intends to execute Section 14 of the Severance Pay Law with Ms. Klein, and this will be valid as of the execution date. The employment agreement is for an unlimited term, and each party is entitled to terminate it with 30 days’ prior written notice. Furthermore, during his tenure, Mr. Hananis has been granted 140,456 options for the purchase of 140,456 Ordinary Shares,

Mr. Hananis receives a monthly salary of NIS 44,850 as of January 1, 2025 and a discretionary annual bonus linked to our compensation policy. All other terms shall remain the same as his current employment agreement.

C. Board Practices

Introduction

Our board of directors presently consists of seven members, including two external directors, as required under the Companies Law. Based on information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, four members of the board of directors are “independent directors” as defined under the listing standards of the NYSE American. Our amended and restated articles of association provide that the number of directors (including external directors, as applicable) shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve directors, who are classified with respect to the term for which they each severally hold office, excluding the external directors, if any (who are elected and serve in office in accordance with the provisions of the Companies Law). Pursuant to the Companies Law, the management of our business is vested in our board of directors.

Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him, which was approved by our shareholders. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee, or the Compensation Committee, and of the board of directors and are subject to the terms of any applicable employment agreements that we may enter into with them. Our board of directors has established an audit committee, financial statement examination committee, and a compensation committee.

The directors, excluding the external directors if any (who are elected and serve in office in accordance with the provisions of the Companies Law), shall be classified, with respect to the terms each severally hold in office, into three classes, as equal in number as practicable, hereby designated as Class I, Class II and Class III.

(i)	The Company's Class I director is Mr. Ron Klein who shall hold office until our annual general meeting of shareholders to be held in 2027 and until their successors are elected and qualified;

(ii)	The Company's Class II directors are (1) Mrs. Gal Nir Klein and (2) Mr. Adler Adrian who shall hold office until our annual general meeting of shareholders to be held in 2025 and until their successors are elected and qualified; and

(iii)	The Company's Class III directors are (1) Mr. Nir Klein and (2) Ms. Yafit Keret, who shall hold office until our annual general meeting of shareholders to be held in 2026 and until their successors are elected and qualified.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors); in one of the classes and until the next annual general meeting according to the appropriate class in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law (see “Item 6.C Board Practices – External Directors”).

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director. Any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election and affirm that all of the required election-information is provided to us, pursuant to the Companies Law and our amended and restated articles of association.

However, under exemptions applicable for Israeli companies whose shares are listed outside of Israel, or the Exemptions Regulations, one or more shareholders may request the company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder hold at least five percent (5%) of the voting rights of the company, instead of one percent (1%) required in the past.

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

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NYSE American, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Israeli Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

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

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exemption contracts or commitments and insurance coverage, other than for his or her service as an external director as permitted by the Companies Law and the regulations promulgated thereunder.

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

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder (as defined under the Companies Law) whose shares are listed for trading on specified exchanges outside of Israel, including the NYSE American, may adopt certain exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. As of the date of this annual report on Form 20-F, Mr. Ron Klein and Mr. Nir Klein hold together approximately 39.5% of our Ordinary Shares, and under the Companies Law, we consider them as “controlling shareholders” (as defined under the Companies Law). Accordingly, we do not use this exemption from the requirement described herein. Notwithstanding the above, if, in the future, we will no longer have a controlling shareholder, then, we may use the described exemption.

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

Alternate Directors

Our amended and restated articles of association provides, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

Our board of directors has established three standing committees, the audit committee, the compensation committee and the financial statement examination committee. In addition, we have an informal strategic advisory board that will assist the board of directors in setting strategies, achieving goals and analyzing opportunities.

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

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law. Our Audit Committee is comprised of Yossi Tisch, Itiel Efrat, and Yafit Keret. Mr. Efrat acts as the Chairman of our Audit Committee.

Under the Companies Law, our Audit Committee is responsible, among other things, for:

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

Strategic Advisory Board

In February 2025, we formed a strategic advisory board. Although the strategic advisory board has no formal powers, our board of directors plans to consult it in setting strategies, achieving goals and analyzing opportunities. Our strategic advisory board currently consists of one member, Mr. Harel Locker.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements.

Our financial statement examination committee is comprised of Yossi Tisch, Itiel Efrat, and Yafit Keret. Mr. Efrat acts as the Chairman of our financial statement examination committee.

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

Our Compensation Committee acts pursuant to a written charter, and consists of Yossi Tisch, Itiel Efrat, and Adler Adrian. Mr. Tisch acts as the Chairman of our Compensation Committee.

Our Compensation Committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our Compensation Committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the NYSE American rules.

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, will enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exempt, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

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

On May 23, 2024, our board of directors appointed Mr. Yisrael Gewirtz, of Fahn Kanne Control Management Ltd., as our internal auditor.

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

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our amended and restated articles of association provides that we may exempt, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exemption from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exemption) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exemption, indemnification and insurance of office holders in a public company must be approved by the Compensation Committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exempt (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law as well as of our amended and restated articles of association, which is an exhibit to this annual report on Form 20-F.

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

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exempt, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exempt is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a special majority requirement.

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

D. Employees

As of December 31, 2024, we had 34 full-time employees, including some of the senior management, and 1 part-time employee. In addition, we have several consultants and sub-contractors, some of whom are engaged on a part time basis. All of our employees are located in Israel or in the United States.

As of December 31, 2023, we had 29 full-time employees, including some of the senior management, and 4 part-time employees. In addition, we have several consultants and sub-contractors, some of whom are engaged on a part time basis, all of whom were located in Israel or in the United States as of such date.

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

E. Share Ownership

See “Item 7.A. Major Shareholders”.

Equity Incentive Plan

Our ESOP was adopted by our board of directors, or the board, on January 9, 2023. The ESOP provides for the grant of options to our directors, officers, employees and/or non-employees or of any affiliate thereof (collectively, “optionees”). As of May 9, 2025, the total number of Ordinary Shares reserved for the exercise of options granted under our ESOP was 1,268,918.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of May 9, 2025 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after May 9, 2025 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: 7 Giborei Israel, Netanya, Israel

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Nir Klein*	2,756,185	36.21%
AWM Investment Company, Inc(1)	1,169,032	15.36%
Elihay Cohen	468,228	6.15%
Directors and senior management who are not 5% holders:
Ron Klein	250,517	3.29%
Ronen Hananis	110,849	1.46%
Ilan Akselrod	78,149	1.03%
Gal Nir Klein*	-	**
Yossi Tisch*	-	-
Yafit Keret*	-	-
Adler Adrian*	-	-
Itiel Efrat*	-	-
All directors and senior management as a group (6 persons)	3,663,982	48.1%

*	Indicates director of the Company.

**	Less than 1%

(1)	AWM Investment Company, Inc. is the investment adviser to Special Situations Fund III QP, L.P., or SSFQP, Special Situations Cayman Fund, L.P., or Cayman, Special Situations Technology Fund, L.P., or TECH, and Special Situations Technology Fund II, L.P., or TECH II, and, together with SSFQP, Cayman and TECH, the Special Situation Funds. As the investment adviser to the Special Situation Funds, AWM Investment Company, Inc. holds sole voting and investment power over 658,586 Ordinary Shares held by SSFQP, 192,219 Ordinary Shares held by Cayman, 52,391 Ordinary Shares held by TECH and 265,836 Ordinary Shares held by TECH II. Based on information included in Schedule 13G filed with the SEC by AWM Investment Company, Inc. on May 7, 2025.

Changes in Percentage Ownership by Major Shareholders

In 2024, Elihay Cohen increased his percentage ownership from 0% to 7.0% and AWM increased its percentage ownership from 0% to 8.57%.

In 2023, there were no major changes in the percentage ownership of our major shareholders. There was, however, a decrease in the percentage ownership of Mr. Nir Klein who had his ownership stake in the Company diluted from 61.02% to 47.32% as a result of the Company’s Initial Public Offering

In 2022, there were no major changes in the percentage ownership of our major shareholders.

Record Holders

Based on a review of information provided to us by our transfer agent, as of April 29, 2025, there was one shareholder of record of our Ordinary Shares in the United States, Cede & Co., the nominee of the Depositary Trust Company. The number of record holders is not representative of where such beneficial holders reside since many of these shares were held in street name by brokers or other nominees.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

B. Related Party Transactions.

The following is a description of our related party transactions since January 1, 2024.

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

Employment Agreement with Gal Nir Klein

In 2005, we entered into an employment agreement with Gal Nir Klein, our Vice President of Marketing and Israel Sales, and a member of the board of directors. Mrs. Klein is the wife of Mr. Nir Klein, our Chief Executive Officer and major shareholder. Mrs. Klein’s monthly base salary is NIS 22,000 (approximately $7,000). In addition, Mrs. Klein is entitled to an annual bonus pursuant to meeting targets as well as a grant of company options (see “Item 6.B Compensation” for additional information.)

On December 30, 2024, our shareholders approved an annual bonus plan to Mrs. Gal Klein for the years 2025-2027 based on related measurable targets and other term and an increase in Mrs. Gal Klien’s monthly gross salary to NIS 44,850 (approximately $12,000), effective as of January 1, 2025.

Director Agreement with Ron Klein

Ron Klein, the brother of Mr. Nir Klein, serves as the Chairman of our board of directors in return for at least 30%, in consideration for monthly management fees of NIS 25,000 (approximately $7,000) (see “Item 6.C Board Practices -Approval of Related Party Transactions under Israeli Law “for additional information.) Mr. Klein has been granted 123,309 options to purchase 123,309 Ordinary Shares.

On December 30, 2024, our shareholders approved an annual bonus plan to Mr. Ron Klein for the years 2025-2027 based on related measurable targets.

Indemnification Agreements and exemption Letters

We have entered into indemnification agreements and exemption letters with all of our directors and with all members of our senior management. Each such indemnification agreement provides the officeholder with indemnification permitted under applicable law and up to a certain amount, and to the extent permitted by the Companies Law. Each such exemption letter provides that we may exempt, in whole or in part, the relevant director or member of senior management from liability to us for damages caused to the Company as a result of a breach of his or her duty of care.

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

 On January 5, 2024, we and our Vice President of Marketing and International Sales Officer, Mr. Elihay Cohen, were served with a lawsuit submitted to the Central Region District Court in Israel on December 28, 2023 by Misi Tech Israel Ltd., a private Israeli company, and two other individual parties, collectively, the Plaintiffs, seeking the grant of an injunction against use of certain intellectual property, declaratory judgment that said intellectual property is the property of the Plaintiffs, and monetary damages in the aggregate amount of NIS 2,633,238 ($711 thousand), as well as attorneys’ fees. This claim was primarily based on (i) an alleged phone call between Mr. Cohen and one of the Plaintiffs, sometime in 2017, where the Plaintiffs alleged that Mr. Cohen said he was working for the Company, and (ii) an undisclosed “recent” knowledge of the Plaintiffs confirming this to be true. The lawsuit was dismissed by the Central Region District Court in Israel in December 2024.

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

B. Memorandum and Articles of Association.

A copy of our amended and restated articles of association is attached as Exhibit 3.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 3.1 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

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

The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association, our amended and restated articles of association or by the laws of the State of Israel.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

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

In addition, dividends are also subject to a surtax of up to 5% on income that exceeds a certain threshold.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2024, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain was recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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

The annual rate of inflation in Israel was 3.2% in 2024 and 3.0% in 2023. The NIS weakened against the U.S. dollar by approximately 1 % in 2024 and 3% in 2023.

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

The proceeds have been used and are expected to continue to be used for marketing and business development, research and development and working capital and general corporate purposes. As of May 9, 2025, we have not used all of the net proceeds from our Initial Public Offering.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. These controls and procedures were designed to ensure that the information required to be in periodic filings under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective as of December 31, 2024.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal controls and procedures were ineffective due to the material weakness as of December 31, 2024 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS resulting from the configuration of our enterprise resource management system, in matters related to order processing and approval workflows, which afforded unrestricted access across users, enabling personnel at all levels to initiate, modify and process transactions without the appropriate segregation of duties. Having implemented a revised access control framework within the enterprise management system in the fourth quarter of 2024, we are expecting to remediate this material weakness in 2025.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, or Ziv Haft, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2024 and 2023.

The following table provides information regarding fees paid by us to Ziv Haft, including audit services, for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023

Audit fees (1)	$177	$149
Audit-related fees	19	-
Tax fees(2)	17	12
All other fees	0	10
Total	$213	$171

(1)	Includes professional services rendered in connection with the fees relating to our Initial Public Offering in January 2024 and fees associated with incremental audit procedures for 2019-2020 required to comply with PCAOB standards. All of the services provided were approved by our board of directors. Pursuant to the regulations promulgated under the Companies Law, pre-approval of audit fees is only mandatory for a public company and the periods presented in the table above were prior to our Initial Public Offering.

(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

In accordance with Israeli law and practice and subject to the exemption set forth in NYSE American Section 110 we have elected to follow the provisions of the Companies Law, rather than the NYSE American rules, with respect to the following requirements:

●	Quorum. While NYSE American Section 123 recommends a quorum of at least 33.33%, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholder present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for three-year term, as described below under “Item 6.C Board Practices – External Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under NYSE American Section 804.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under NYSE American Section 805 with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Compensation Committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Item 6.C Board Practices -Approval of Related Party Transactions under Israeli Law” for additional information.)

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under NYSE American Section 803(A), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6.C Board Practices – External Directors”, as opposed to NYSE American Section 802(a) that prescribes that a majority of the directors sitting on the board of directors must be independent. We are required, however, to ensure that all members of our Audit Committee are “independent” under NYSE American Section 803(B)(1) and under the SEC criteria for independence and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with the NYSE American rules. In particular, under NYSE American Sections 711-713, shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. In contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Annual Shareholders Meeting. As opposed to the NYSE American Section 704, which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders’ meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Board Structure. As opposed to NYSE American Section 802(d), which mandates that the board of directors may not classified into more than three classes of approximately equal size and tenure, with no individual director’s term exceeding three years, and with a majority of the directors standing for reelection within every consecutive two-year period, it is required, under the Companies Law and our amended and restated articles of association, that each director, except external directors (if applicable), will hold office until the following annual general meeting of our shareholders following their appointment, or until they resign or are removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events. The directors are classified, with respect to the term for which they each severally hold office, into three classes, as equal in number as practicable, and designated as Class I, Class II and Class III. The board of directors may assign members of the board of directors already in office to such classes at the time such classification becomes effective. If the number of directors is changed, any newly created directors or decrease in directors must be apportioned by the board of directors among the classes to make them equal in number.

●	Nominating Committee. As opposed to NYSE American Section 804(a) that mandates that the board of director nominations must be either selected, or recommended for the board’s selection, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors and that a company must adopt a formal written charter or board resolution addressing the nominations process and such related matters, we are required, under the Companies Law and our amended and restated articles of association, with the exception of directors elected by our board of directors and external directors, to elect directors in an annual meeting of our shareholders (i) to hold office until the next annual meeting following their election or (ii) for a three-year term. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors.

●	Written Notice. As opposed to NYSE American Section 703, that mandates each issuer to provide shareholders with written notice at least 10 days in advance of all shareholder meetings and to provide for such notice in its by-laws, we are required, under Companies Law and our amended and restated articles of association, to provide either 14 or 21 days written notice.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees, consultants, contractors and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

This policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, senior management, employees, and other covered persons may not trade in our securities, as well as certain pre-clearance procedures that our directors and officers, our subsidiaries and/or affiliates must observe prior to effecting any transaction in our securities.

We believe that this policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of this policy is filed as Exhibit 11.1 to this Form 20-F.

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

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Silynxcom Ltd. (incorporated herein by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on December 19, 2023)
2.1*	Description of Securities
2.2	Form of Representative’s Warrant (incorporated herein by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on December 6, 2023)
4.1	Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on December 6, 2023)
4.2	Form of Indemnification and Exemption Agreement (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on January 8, 2024).
4.3	English translation of Silynxcom Ltd. Equity Incentive Plan. (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on December 19, 2023).
4.4	Silynxcom Ltd. Compensation Policy (incorporated herein by reference to Exhibit 99.1 to our Form 6-K (File No. 001-41916) filed with the SEC on December 30, 2024.
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on October 27, 2023).
11.1*	Silynxcom Ltd. Insider Trading Policy.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ziv Haft, a member firm of BDO, independent registered public accounting firm.
97.1	Silynxcom Ltd. Clawback Policy, adopted December 28, 2023 (incorporated herein by reference to Exhibit 97.1 to our Form 20-F (File No. 001-41916) filed with the SEC on April 30, 2024.
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2024, December 31, 2023 and December 31, 2022; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2024, December 31, 2023 and December 31, 2022; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2024, December 31, 2023 and December 31, 2022; (iv) Consolidated Statements of Cash Flows as of December 31, 2024, December 31, 2023 and December 31, 2022; and (v) Notes to the consolidated financial statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Silynxcom Ltd.

Date: May 13, 2025	By:	/s/ Nir Klein
Nir Klein
Chief Executive Officer

Silynxcom Ltd.

Consolidated Financial Statements

As of December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Silynxcom Ltd.

Netanya, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Silynxcom Ltd. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), changes in the shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively, the “Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and Interpretations (IASB).

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

Tel Aviv, Israel

May 12, 2025,

/s/ Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Financial Position

		As of December 31
	Note	2024	2023
Current assets
Cash and cash equivalents	4	3,178	568
Deposits with banking corporations		26	29
Trade receivables, net	5	1,144	2,452
Other current assets	6	191	430
Inventory	7	3,115	2,482
		7,654	5,961

Non-current assets
Property, plant & equipment, net	8	161	94
Long-term deposits		77	16
Right of use assets	9	899	95
		1,137	205
Total assets		8,791	6,166

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Financial Position

		As of December 31
	Note	2024	2023
Current liabilities
Current maturities of loans from banking corporations	13.A.	-	73
Lease liabilities – current	9	100	60
Loans from related parties	10	-	43
Trade payable	11	1,154	1,315
Warrants at fair value	13.B.	-	165
SAFE	15	-	409
Other accounts payables	12	1,147	1,791
		2,401	3,856

Non-current liabilities
Loans from banking corporations	13.A.	-	26
Lease liabilities	9	808	33
Liabilities for employee benefits, net	14	35	30
		843	89

Shareholders’ equity	16
Share capital		-	52
Premium and other capital reserves		26,625	20,900
Capital reserve for transactions with controlling shareholders		1,542	1,542
Accumulated loss		(22,620)	(20,273)
		5,547	2,221

Total liabilities and shareholders’ equity		8,791	6,166

May 12, 2025
Ron Klein	Nir Klein	Ilan Akselrod	Date of approval of the
Chairman Of the Board	Chief Executive Officer	Chief Financial Officer	Financial Statements

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands except for EPS data

Silynxcom Ltd.

Consolidated Statements of Comprehensive Income (loss)

		For the year ended December 31,
	Note	2024	2023	2022

Revenue	18.A.	9,094	7,633	7,264

Cost of revenue	18.B.	5,290	4,464	4,836

Gross profit		3,804	3,169	2,428

Research and development expenses	18.C.	577	1,048	439

Selling and marketing expenses	18.D.	1,367	3,170	672

General and administrative expenses	18.E.	3,325	1,732	837

Other expenses	18.F.	5	-	-

Operating profit (loss)		(1,470)	(2,781)	480

Listing expenses		879	-	-

Finance expenses	18.G.	124	104	123

Finance income	18.H.	(127)	(67)	(1,443)

Income (loss) before income tax		(2,346)	(2,818)	1,800

Income tax expenses	19	1	1	2

Net income (loss)		(2,347)	(2,819)	1,798

Other comprehensive income:

Amounts that shall not be subsequently reclassified to profit and loss:
Gain from remeasurement of defined benefit plans	14	3	6	16

Total comprehensive income (loss) attributed to the shareholders of the Company		(2,344)	(2,813)	1,814

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands except for EPS data

Silynxcom Ltd.

Consolidated Statements of Comprehensive Income (loss) (cont.)

		For the year ended December 31,
	Note	2024	2023	2022

Basic earnings (loss) per share (in $)	20	(0.4505)	(0.8916)	0.568

Weighted average of the number of ordinary shares used to calculate basic earnings per share		5,210,317	3,161,779	3,161,779

Diluted earnings (loss) per share (in $)	20	(0.4505)	(0.8916)	0.542
Weighted average of the number of ordinary shares used to calculate diluted earnings per share		5,210,317	3,161,779	3,317,185

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Changes in Shareholders’ Equity (deficit)

	Share capital	Premium and other capital reserves	Capital reserve for transactions with controlling shareholders	Accumulated loss	Total Shareholders’ equity (deficit)

Balance as of December 31, 2021	52	16,642	541	(19,252)	(2,017)

Net income for the year	-	-	-	1,798	1,798
Other comprehensive income	-	16	-	-	16
Total comprehensive income	-	16	-	1,798	1,814

Debt forgiveness from controlling shareholders (See note 10.B.)	-	-	1,001	-	1,001
Balance as of December 31, 2022	52	16,658	1,542	(17,454)	798

Net loss for the year	-	-	-	(2,819)	(2,819)
Other comprehensive income	-	6	-	-	6
Total comprehensive loss	-	6	-	(2,819)	(2,813)

Share-based compensation	-	2,804	-	-	2,804
Balance as of December 31, 2023	52	20,900	1,542	(20,273)	2,221

Net loss for the year	-	-	-	(2,347)	(2,347)
Other comprehensive income	-	3	-	-	3
Total comprehensive loss	-	3	-	(2,347)	(2,344)

Issuance of ordinary shares in the Company’s initial public offering (“IPO”), net of underwriting commissions and offering costs	-	4,354	-	-	4,354
Conversion share capital to non-par value	(52)	52	-	-	-
SAFE conversion	-	456	-	-	456
Share-based compensation	-	860	-	-	860

Balance as of December 31, 2024	-	26,625	1,542	(22,620)	5,547

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net income (loss)	(2,347)	(2,819)	1,798

Adjustments Required to Present Cash Flows from Operating Activities

Income and expenses not involving cash flows

Depreciation and amortization	139	132	97

Increase (decrease) in liability for employee benefits, net	8	4	(1)
Revaluation of derivatives measured at fair value through profit and loss	-	65	(1,215)

Capital loss	5	-	-
Other finance expenses	(15)	55	(46)
Share-based compensation	860	4,236	-
	997	4,492	(1,165)
Changes in asset and liability line items:

Decrease (increase) in trade receivable	1,308	322	(1,418)
Decrease (increase) in other current assets	272	(216)	(25)
Increase in inventory	(633)	(49)	(686)
Decrease in trade payables	(161)	(906)	(197)
Decrease in other accounts payables	(394)	(94)	(46)
	392	(943)	(2,372)

Net cash provided by (used in) operating activities	(958)	730	(1,739)

Cash flows from investing activities
Sales from securities	81	-	-
Increase in deposits	(58)	(7)	(12)
Purchase of property, plant and equipment	(112)	(3)	(8)

Net cash used in investing activities	(89)	(10)	(20)

Cash flows from financing activities
Repayment of loans from related parties	(43)	(73)	42
Repayment of warrants	(165)	-	-
Repayment of loans from banking corporations	(104)	(81)	(71)
Repayment to former shareholders	(250)	-	-
Issuance of ordinary shares in the IPO, net	4,324	-	-
SAFE	-	-	343
Repayment of lease liabilities	(122)	(75)	(59)

Net cash provided by (used in) financing activities	3,640	(229)	255

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Cash Flows (cont.)

	For the year ended December 31,
	2024	2023	2022

Exchange rate differentials for cash and cash equivalent balances	17	8	12

Increase (decrease) in cash and cash equivalents	2,610	499	(1,492)

Balance of cash and cash equivalents at beginning of year	568	69	1,561

Balance of cash and cash equivalents as at end of year	3,178	568	69

Appendix A - Additional information in connection with cash flows from operating activities

Interest paid	36	20	63

Appendix B - Transactions not involving cash flows

Recognition of right-of-use asset against a lease liability	903	39	113
Issuance of share capital	456	-	-
Debt forgiveness from controlling shareholders	-	-	12

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 1 - GENERAL

A.	General

Silynxcom Ltd. was incorporated in Israel on August 22, 2021 as a privately held company. As part of a restructuring carried out by Silynxcom Ltd. (the “Restructuring”), on August 26, 2021, it became the parent company of Source of Sound and Silynx Communications Inc. Silynxcom Ltd ’s registered offices are located at 7 Giborei Israel St., Netanya.

Silynxcom Ltd is engaged through Silynx Communications Inc and Source of Sound Ltd (All together, hereinafter: “the Company”) in a single area of activity: the development, production, marketing and sale of ruggedized noise protection and communication accessories for tactical uses (including radios used by groups such as security forces, law enforcement, and rescue forces.). As part of its activity, the Company manufactures and develops speech and audio systems that include single and dual-sided communication systems integrated into headsets and intended for the personal use of those serving in armies, security and rescue forces, and law enforcement forces in Israel and across the world.

On January 17, 2024, the Company closed its initial public offering of 1,250,000 of its ordinary shares, no par value, of the Company (the “Ordinary Shares”) at a public offering price of $4.00 per share, for gross proceeds of $5,000 before deducting underwriting discounts and before deducting the equity transaction costs (the “IPO”). Direct equity transaction costs, in cash, of $575 were deducted from the capital. Direct non–cash equity transaction costs of $2,839 were deducted from the capital. Indirect equity transaction costs in cash were $1,154, of which $275 was deducted from the capital, and $879 was recorded as listing expenses in profit and loss according to the ratio of the new Ordinary Shares and the shares of the existing shareholders. As part of the Company’s IPO, warrants were settled in cash in the amount of $165, and, in addition, simple agreements for future equity (“SAFEs”) were revalued upon the closing of the Company’s IPO and converted into Ordinary Shares.

B.	Liquidity

Although, as of December 31, 2024, the Company had a current net loss of $2,347 and an accumulated loss of $22,620, it has, following its IPO, cash and equivalents, including deposits, of $3,205 and a positive working capital of $5,253. In addition, on April 2, 2025, the Company closed an underwritten public offering of 1,290,000 Ordinary Shares at a public offering price of $2.25 per share, for gross proceeds of approximately $2,900. Accordingly, the Company’s management believes that the resources at its disposal are sufficient for the foreseeable future.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 1 – GENERAL (cont.)

C.	The effect of the 2023-2024 Israel wars

The Company is incorporated under the laws of the State of Israel and the Company’s principal offices are located in Israel. Accordingly, political, economic, and geo-political instability in Israel may affect the Company’s business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely the Company’s operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm the Company’s operations and solution development and cause any future sales to decrease.

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

Since October 7, 2023, the Company has experienced a significant increase in the demand to its products from the Israel Defense Forces.

D.	The effect of the war between Russia and Ukraine

Since the Company does not have activities in Russia or Ukraine, as of the approval date of the Consolidated Financial Statements, this war and the sanctions imposed in response thereto have not directly affected the Company’s financial position or its activity.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies consistently applied in the preparation of the financial statements, are as follows:

A.	Presentation of the financial statements

These Consolidated Financial Statements have been prepared in accordance with IFRS, as issued by the IASB and IFRIC.

The Company’s Consolidated Financial Statements have been prepared under the historical cost convention, except for warrants and SAFEs, classified as liabilities and measured at fair value through profit and loss, share based payments measured at the grant date fair value and liabilities in respect of post-retirement employee benefits presented based on their value.

The Company has elected to present the consolidated statement of comprehensive income (loss) using the function of expense method.

B.	Significant considerations, estimates and assumptions used in the preparation of the financial statements

Main estimates and assumptions

Preparation of the financial statements requires management to use estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The underlying estimates and assumptions are reviewed on an ongoing basis. Changes in the accounting estimates are made in the period in which the change in estimate is made. Set forth below are the key assumptions made and critical estimates calculated in the preparation of the financial statements:

Non-marketable fair value of financial instruments

The fair value of non-marketable financial instruments (share based payment transactions, SAFEs and warrants) classified into level 3 in the fair value hierarchy was determined using valuation methods generally accepted in the measurement of such financial instruments, and based on assessments and assumptions, a change in which may affect the fair value of the measured financial instruments, including volatility in the Company’s Ordinary Share price and expected dividend yield.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Consolidated Financial Statements

The Consolidated Financial Statements include the statements of subsidiary companies that are controlled by the Company. Control exists when a company has the power to influence the investee, has exposure, or rights to variable returns from its involvement with the investee, as well as the ability to use its power to affect the amounts of its return from the investee. When testing for control, potential voting rights are taken into account only if they are substantive. The financial statements are consolidated from the date on which control is gained until the date on which control ceases

Material intra-group balances and transactions were eliminated in full in the Consolidated Financial Statements.

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

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Inventory is measured at the lower of cost or net realizable value. Inventory costs include expenditures for the purchase of inventory and bringing it to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated selling costs. The company periodically examines the condition and age of its inventory and makes provisions for damaged or slow-moving inventory accordingly. As of December 31, 2024, and 2023, the provision for slow-moving inventory and damage were $109 and $90, respectively. The cost of inventory is determined on a “first in-first out” basis.

I.	Financial instruments

(1)	Financial assets

Financial assets measured at amortized cost

Financial assets measured at amortized cost include loans and receivables that comply with both of the following conditions:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows arising therefrom.

-	According to the contractual terms and conditions of the financial asset, the Company is entitled, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Loans and receivables are initially recognized at fair value plus directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost, using the effective interest method.

The financial assets of the Company are cash and cash equivalents, deposits with banking corporations, trade receivables, net, other current assets and long-term deposits.

On each reporting date, the Company reviews the provision for loss in respect to financial instruments measured at amortized cost. The Company distinguishes between two situations of recognition of the provision for impairment:

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Financial instruments (cont.)

-	Debt instruments that have not undergone a significant deterioration in credit quality since their initial recognition, or where the credit risk is low - the impairment provision that will be recognized in respect to this debt instrument will take into account expected credit losses within a period of 12 months after the reporting date or

-	Debt instruments that have undergone a significant deterioration in credit quality since their initial recognition and the credit risk of which is low - the impairment provision that will be recognized will take into account the expected credit losses - throughout the remaining life of the instrument.

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

A financial liability is derecognized when it is settled - i.e., when the obligation established in a contract is repaid or canceled or expires.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Financial instruments (cont.)

(3)	Offsetting of financial instruments

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

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Leases (cont.)

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

Set forth below are data regarding the depreciation periods of the relevant right-of-use assets by groups of right-of-use assets:

Years
Office space	5-10
Vehicles	3

L.	Property, plant and equipment

Property, plant and equipment items are presented at cost, including directly attributable acquisition costs, net of accumulated depreciation and accumulated impairment losses. Improvements and enhancements are recognized in the cost of the assets, whereas maintenance and repair expenses are recognized in profit and loss as incurred.

Depreciation is calculated at equal annual rates over the asset’s useful life, as follows:

%
Furniture and office equipment	7
Computers and electronic equipment	33 – 15
Molds and production equipment	33
Leasehold improvements (see below)	5 – 10

Leasehold improvements are amortized on a straight-line basis over the lease term, (including the period of an extension option the company intends to exercise) or the useful life of the improvements, whichever is the shorter duration of the two.

Depreciation of an asset ceases at the earlier date that the asset is classified as held for sale or that the asset is derecognized. An asset is derecognized from the books on date of sale or when no future economic benefits are expected from its use. A profit or loss arising from the derecognition of the asset is calculated as the difference between the proceeds from the sale of the asset and its carrying amount on the date of recognition and recognized in profit and loss.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

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

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Income tax (cont.)

(2)	Deferred taxes

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

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

U.	Transaction costs of equity transactions

Transaction costs of an equity transaction are accounted for as a deduction from equity, but only to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. The costs of an equity transaction that is abandoned are recognized as an expense. In an initial public offering wherein a company simultaneously lists its existing equity and additional newly issued equity, the total non-direct costs of the initial public offering are allocated between the newly issued shares and the existing shares on a rational basis, with only the proportion relating to the issue of new shares being deducted from equity.

V.	Changes in accounting policies

Several amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards:

New IFRS adopted in the period

The following amendments are effective for the period beginning January 1, 2024:

a.	Supplier Finance Arrangements (Amendments to IAS 7 & IFRS 7): These amendments have no effect on the measurement or presentation of any items in the Interim Condensed Consolidated Financial Statements of the Company but affect the disclosure of accounting policies of the Company.

b.	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16): These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

c.	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1): These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

New IFRS not yet effective

On April 9, 2024, the International Accounting Standards Board published IFRS 18, “Presentation and Disclosure in Financial Statements,” which replaces IAS 1, “Presentation of Financial Statements” and is mandatorily effective for annual reporting periods beginning on or after January 1, 2027; the main changes are aggregation and disaggregation of information including the introduction of overall principles for how information should be aggregated and disaggregated in financial statements. Aggregation and disaggregation of information including the introduction of overall principles for how information should be aggregated and disaggregated in financial statements. disclosures related to management defined performance measures.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Changes in accounting policies (cont.)

The Company is currently assessing the impact of IFRS 18 on the financial statements, but at this stage it is unable to estimate such an impact. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

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

The areas requiring the use of estimates and critical judgments that may potentially have a significant impact on the Group’s earnings and financial position are: capitalization and amortization of development costs; the useful life of property and equipment; and share based payments.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 3 – THE COMPANY’S SUBSIDIARIES

A.	Set forth below are details regarding the Company’s subsidiaries:

	Jurisdiction of incorporation	Rights to equity/voting rights
Investee

Silynx Communications Inc.	Delaware, USA	100%

Source of Sound Ltd.	Israel	100%

B.	Additional information

(1)	Silynx was a privately held company that was incorporated in Delaware, USA in September 2005. through the completion date of the Restructuring completed by the Company on August 26, 2021 (see Note 1.B), Silynx held the entire issued and paid-up share capital of SOS.

(2)	SOS was a privately held company that was incorporated in Israel in September 2005. SOS was engaged in the development, production, marketing and sale of personal speech and audio accessories for tactical uses (i.e., radios used by security forces, law enforcement and rescue forces, etc.).

NOTE 4 - CASH AND CASH EQUIVALENTS

	December 31
	2024	2023
Composition:

Cash available for immediate withdrawal - in USD	1,585	58
Cash available for immediate withdrawal - in New Israeli Shekel (“NIS”)	1,569	510
Cash available for immediate withdrawal - in Euros	24	-
	3,178	568

NOTE 5 – TRADE RECEIVABLES, NET

	December 31
	2024	2023
A. Composition:

Trade receivables	1,199	2,468
Less expected credit loss (see Note B below)	(55)	(16)
Trade receivables, net	1,144	2,452

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 5 – TRADE RECEIVABLES, NET (cont.)

B.	The Company mitigates its credit risk by securing a substantial part of the payment in advance for customers classified as other customers, as well as factoring substantial part of the balance for customers.

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

At every reporting date, the historically observed default rates are updated and changes in the forward-looking estimates are analyzed. The Company estimated the following provision matrix:

Three-level provision matrix

	Default rate	As of December 31, 2024	ECL	Default rate	As of December 31, 2023	ECL
Key customers IL	0.1%	1,015	1	0.1%	2,062	2
Other customers	3.5%	184	6	3.5%	406	14
Specific provision	-	-	48	-	-	-
Total		1,199	55		2,468	16

The Company periodically estimates the financial stability of its customers. The Company believes that the financial stability of its key customers is high.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 6 – OTHER CURRENT ASSETS

	December 31
	2024	2023
Composition:

Institutions	31	-
Prepaid issuance costs	95	360
Prepaid expenses	29	45
Advances to suppliers	35	25
Other	1	-
	191	430

NOTE 7 – INVENTORY

	December 31
	2024	2023
Composition:

Raw materials	1,803	1,205
Products in process	800	1,032
Finished goods	512	245
	3,115	2,482

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

	Furniture and office equipment	Computers and electronic equipment	Leasehold improvements	Molds and production equipment	Total
Cost
As of January 1, 2023	451	289	70	1,155	1,965
Additions	2	2	-	1	3
As of December 31, 2023	451	291	70	1,156	1,968
Additions	41	16	22	33	112
Derecognitions	-	-	(69)	-	(69)
As of December 31, 2024	492	307	23	1,189	2,011

Accumulated depreciation
As of January 1, 2023	443	280	59	1,036	1,818
Additions	1	4	6	45	56
As of December 31, 2023	444	284	65	1,081	1,874
Additions	2	7	2	30	41
Derecognitions	-	-	(65)	-	(65)
As of December 31, 2024	446	291	2	1,111	1,850

Amortized cost
As of December 31, 2024	46	16	21	78	161

As of December 31, 2023	7	7	8	75	94

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

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

(2)	In January 2019, SOS entered into agreement with a third party (hereinafter - the “Lessor”), to lease offices in Netanya, in consideration for monthly lease fees of approximately $6 (NIS 21 thousand) for a period of one year with an option to extend the lease term by one further year (hereinafter - the “the Agreement”). During the years 2021 to 2024, the agreement terms with the lessor were on a monthly basis. Since there was no long-term lease agreement, the rental expenses were recognized as current expenses, in accordance with the IFRS16 exemption.

(3)	The Company is a party to lease agreements, under which it leases vehicles for a period of 3 years.

(4)	On July 25, 2024, SOS entered into a new lease agreement, in consideration for monthly lease fees of approximately $10 (NIS 35 thousand) The lease period is 5 years with 5 years extensional period.

The company recognized a lease liability of $844 (NIS 3,059 thousand). The Company estimated this liability using a discount rate of 6.83%, as estimated by an independent external appraiser to be the SOS’s incremental interest rate as of that date. On the other hand, SOS recognized a right-of-use asset of an identical amount as of that date.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 9 – LEASES (cont.)

B.	Set forth below are the changes in the right-of-use assets attributed to vehicles:

	Vehicles	Office space	Total
Cost
As of January 1, 2023	302	-	302
Additions	39	-	39
Derecognitions	(111)	-	(111)
As of December 31, 2023	230	-	230
Additions	45	858	903
Derecognitions	(37)	-	(37)
As of December 31, 2024	238	858	1,096

Accumulated depreciation
As of January 1, 2023	170	-	170
Addition	76	-	76
Derecognitions	(111)	-	(111)
As of December 31, 2023	135	-	135
Additions	64	35	99
Derecognitions	(37)	-	(37)
As of December 31, 2024	162	35	197

Amortized cost
As of December 31, 2024	76	823	899

As of December 31, 2023	95	-	95

C.	Lease liabilities

	December 31
	2024	2023
Composition:

Lease liabilities in respect of lease of vehicles	76	93
Lease liabilities in respect of lease of office space	832	-
Less current maturities	100	60
	808	33

The contractual repayment dates of the lease liabilities subsequent December 31, 2024:

First year - current maturities	100
Second year	77
Third year onwards	731
908

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 9 – LEASES (cont.)

D.	Additional details regarding lease transactions

	For the year ended December 31,
	2024	2023
Finance expenses for lease liabilities	34	12

Expenses short-term leases (*)	48	116

Cash flow used in lease transactions	116	81

(*)	The Company has expenses in respect of the lease of offices for a period shorter than 12 months. The Company applied to this lease the exemption made available in the standard and recognized the lease costs on a straight-line basis over the lease term.

NOTE 10 – LOANS FROM RELATED PARTIES

A.	Composition:

	See subsection	December 31
	# below	2024	2023

Loans from related parties in respect of salaries	B	-	43
		-	43

B.	Additional information

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

On June 28, 2022 the related parties informed the Company that they waived the above-mentioned debt, which amounted to $908. On December 31, 2022 the related parties informed the Company that they waived $93 of this above-mentioned debt. The total amount waived in 2022 was $1,001.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 11 – TRADE PAYABLES

	December 31
	2024	2023
Composition:

Trade payables	1,154	1,291
Checks payable	-	24
	1,154	1,315

NOTE 12 – OTHER ACCOUNTS PAYABLES

	December 31
	2024	2023
Composition:

Employees and liabilities in respect thereof	341	342
Accrued expenses	500	532
Loan from former shareholder (*)	-	263
Related parties	8	-
Advance payments from customers	128	274
Institutions	121	342
Warranty provision	35	35
Other	14	3
	1,147	1,791

(*)	A loan received from former Company interested parties; the loan is unlinked, bears no interest, and will be repaid immediately after the repayment of a loan taken by the company from banking corporations; if the loan is not paid on the said date, the loan balance will bear an annual interest rate of 10% as from that date. In March 2024, the Company discharged the obligation in full.

NOTE 13 – LOANS FROM BANKING CORPORATIONS

Composition:

	Interest rate	December 31
	%	2024	2023

Loan denominated in shekels(*)	P+1.5%	-	99
Less current maturities		-	73
		-	26

(*)	During 2024, the Company fully repaid the loan, including current interest and principal.

On January 31, 2024, due to the issuance, the Company paid the bank $165,000 (NIS 600,000) in accordance with the option cancellation agreement.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 14 – LIABILITIES FOR EMPLOYEE BENEFITS, NET

	December 31
	2024	2023
A. Composition:

Present value of defined benefit liabilities	260	234
Less - fair value of plans’ assets	225	204
	35	30

B. Changes in the present value of defined benefit liabilities
	December 31
	2024	2023
Balance at beginning of year	234	226
Current service cost	7	6
Interest cost	12	12
Benefits paid	-	-
Expenses in respect of exchange rate differences	(1)	(8)
Net actuarial loss	8	(2)
Balance at end of year	260	234

C. Plans’ assets

The plans’ assets include severance pay funds, and the severance pay component in executive insurance policies and in pension funds.

Changes in the fair value of plan assets
	2024	2023

Balance at beginning of year	204	194
Expected return on plan assets	11	10
Employer contributions	-	-
Benefits paid	-	-
Income from exchange rate differences	(1)	(8)
Net actuarial gain	11	8
Balance at end of year	225	204

Actual return on plan assets	-	(10)

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 14 – LIABILITIES FOR EMPLOYEE BENEFITS, NET (cont.)

D. Expenses in respect of defined benefit plans
	For the year ended December 31,
	2024	2023

Current service cost	7	6
Interest cost	2	12
Expected return on plans’ assets	-	10
Exchange rate differentials, net	-	(2)
	9	26
Presentation in profit and loss:
Cost of revenue	7	6
Finance expenses	2	20
	9	26

Presentation in other comprehensive income (loss)	(3)	6

E. Key actuarial assumptions
	December 31,
	2024	2023

Discount rate	5.53%	5.5%

The expected weighted average cost of capital on plans’ assets	5.57%	5.56%

Expected pay rise rate	2.39%	2.41%

F. Expenses in respect of defined contribution plans	For the year ended December 31,
	2024	2023

Expenses in respect of employee benefits	9	7

Presentation on profit and loss:
Cost of revenue	3	2
Research and development expenses	1	1
Selling and marketing expenses	2	1
General and administrative expenses	3	3
	9	7

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

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

In June 2022, the Company entered into SAFEs with the Additional Investors, which were introduced by the Investors. Under these SAFEs, in exchange for a total of $342 (NIS 1,140 thousand) (hereinafter - the “Additional Investment Amount”), the Company would allocate to the Additional Investors, subject to an IPO or change of control in the Company, the Company’s Ordinary Shares at a price reflecting a discount of 33% of the share price as derived from such event.

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

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 15 – COMMITMENTS AND PLEDGES (cont.)

The consideration in respect of the Services Component, which constitutes, as stated above, a share-based payment, that was awarded when the parties entered into the Investment Agreement, was estimated at $137. This amount is based on the Investors’ assessment of the value of the services they render to the Company.

The Investment Amount and the SAFE Amount were recognized as a financial liability since the number of shares that will be issued to the Investors and the Additional Investors is not fixed. The above-mentioned liabilities were recognized initially at their fair value, which reflects the investment amounts paid to the Company. After initial recognition, the said financial liabilities are measured at fair value. Through profit or loss since the investment amounts include various conversion alternatives as stated above. The SAFE was settled as part of the IPO in January 2024.

B.	Pledges

To secure SOS’s undertakings to a banking corporation, a floating charge was placed on all its assets and rights. Furthermore, first ranking fixed charges were placed on SOS’s share capital and goodwill, intellectual property rights, the rights to receive funds, and deposits with banks. The floating charge was dismissed during 2024.

C.	Convertible loan

In 2017, the Company signed a loan agreement with one of its employees according to which the employee would grant the Company a convertible loan of $30 in exchange for receiving an option to purchase 282,667 shares of the Company.

The employee can exercise the option in one of two ways:

1.	Waiver of loan repayment in exchange for exercising the option at an exercise price of $0.11 per share.

2.	Receiving the loan amount back and receiving the option to exercise 53,624 options in exchange for an exercise price of $0.843 per share for four years from the repayment date. The option was exercised in January 2025.

The Company classified the loan as a financial liability measured at fair value through profit and loss. On January 31, 2021, the company repaid the loan amount to the employee and accordingly reclassified the option to equity.

D.	Legal proceedings:

On January 5, 2024, we and our Vice President of Marketing and International Sales Officer, Mr. Elihay Cohen, were served with a lawsuit submitted to the Central Region District Court in Israel on December 28, 2023 by Misi Tech Israel Ltd., a private Israeli company, and two other individual parties (collectively, the “Plaintiffs”), seeking the grant of an injunction against use of certain intellectual property, declaratory judgment that said intellectual property is the property of the Plaintiffs, and monetary damages in the aggregate amount of NIS 2,633,238 ($711), as well as attorneys’ fees. This claim is primarily based on (i) an alleged phone call between Mr. Cohen and one of the Plaintiffs, sometime in 2017, where the Plaintiffs allege that Mr. Cohen said he was working for the Company, and (ii) an undisclosed “recent” knowledge of the Plaintiffs confirming this to be true. In December 2024, the lawsuit was dismissed.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 16 – EQUITY

A.	Composition of share capital

	Authorized	Issued and paid-up
	No. of shares	No. of shares

Ordinary Shares on par value per share, as of As at December 31, 2024	20,000,000	5,286,982
Ordinary Shares of NIS 0.01 par value each As of December 31, 2023	20,000,000	3,161,779

On August 22, 2021 (the Company’s incorporation date), the Company issued to its shareholders 16,666,666 ordinary shares, NIS 0.01 par value per share, as part of the Restructuring. As part of the Restructuring, Silynx’s entire issued and paid-up share capital, which has been held through that date by its shareholders, was transferred by the shareholders to the Company, and SOS’s entire share capital, that has been held through that date by Silynx, was transferred to the Company by way of dividend in kind. The shares confer upon their holders the right to vote in the Company’s general meeting, right to dividends and rights upon the liquidation of the Company.

Change in authorized share capital and reverse stock split:

On August 6, 2023, the Company’s shareholders approved in the general shareholders meeting that:

All shares (issued and unissued) be consolidated on the basis that every 5.612 Ordinary Shares, par value NIS 0.01, will be consolidated into one ordinary share, no par value, such that the authorized ordinary shares of the Company following the reverse stock split and the cancellation of par value per share will be in the amount of 4,455,000 ordinary shares, no par value. In addition, the Company approved to increase its authorized share capital to 20,000,000 ordinary shares.

On November 28, 2023, the Company’s shareholders approved in the general shareholders meeting that:

all shares (issued and unissued) are consolidated on the basis that every 1 ordinary share, par value NIS 0.01, is consolidated into 1.064572054 ordinary shares, no par value, such that the authorized ordinary shares of the Company following the stock split will be in the amount of 21,291,441 ordinary shares, no par value. In addition, the Company approved to decrease its authorized share capital to 20,000,000 ordinary shares, and the Company’s current issued and outstanding Ordinary Shares will be in the aggregate amount of 3,161,779 Ordinary Shares, no par value per share, and the Company’s options will be in the amount of 1,150,275 options to purchase Ordinary Shares (in such case the exercise price will be adjusted accordingly).

On January 17, 2024, the Company closed its IPO (see Note 1.A above).

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

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

The fair value of the aforesaid options was estimated on their award date at $5,381, with the assistance of an independent external appraiser, using the Black-Scholes pricing model. Set forth below are the parameters used in determining the fair value of the options:

The Company share price ($) (*)	6.8
Exercise price (in $)	2.79 - 1.27	See above.
Expected volatility in the Company’s share price	49.4% - 39.9%
Expected life of the warrants (in years)	8 – 5
Risk-free interest	3.86% - 4.29%
Expected dividend yield	-

(*)	The Company’s share price is determined based on The Company’s value as appraised by the appraiser as of the award date, while using the discounted cash flow method, and at a discount rate of 18%.

Set forth below are the movements in options awarded to Company employees and officers in the reporting years:

	For the year ended December 31,
	2024		2023
	No. of options	Weighted Average Exercise Price	No. of options	Weighted Average Exercise Price

Outstanding at beginning of year	1,096,652	1.97	114,645	3.73
Granted during the year	100,520	4.00	982,007	1.76
Expired and/or forfeited during the year	(13,233)	1.59	-	-
Outstanding at ending of year	1,183,939	2.14	1,096,652	1.97

Exercisable at the end of the year	714,778	1.99	543,688	2.01

On January 31, 2024, the Company granted 100,520 options to the Company’s directors at an exercise price of $4.00 per option, for a vesting period of 3 years. The options expire in 5 years from the granted date.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 17 – SHARE-BASED PAYMENT IN A CONSOLIDATED SUBSIDIARY (cont.)

The fair value of the aforesaid options was estimated on their award date at $77, using the Black-Scholes pricing model. Set forth below are the parameters used in determining the fair value of the options:

The Company share price ($) (*)	3.05
Exercise price (in $)	4
Expected volatility in the Company’s share price	40.84%
Expected life of the warrants (in years)	4 – 3
Risk-free interest	4%
Expected dividend yield	-

(*)	The Company’s share price is determined based on the granted date.

NOTE 18 – ADDITIONAL INFORMATION REGARDING PROFIT OR LOSS ITEMS

	For the year ended December 31,
	2024	2023	2022
A. Revenue
Breakdown of revenue by geography
Israel	6,814	4,947	5,423
Europe	240	423	146
Asia	1,198	1,072	127
USA	841	1,070	1,477
Other	1	121	91
	9,094	7,633	7,264

	For the year ended December 31,
	2024	2023	2022
Revenues from key customers, each of which is responsible for 10% or more of the total revenues reported in the Consolidated Financial Statements:
Customer 1	4,097	2,559	516
Customer 2	1,332	908	4,016
	5,429	3,467	4,532

Trade receivables balance from key customers:
Customer 1	648	1,592	39
Customer 2	365	469	2,098
	1,013	2,061	2,137
Revenue by product group:
In-Ear Headset systems	4,945	4,532	6,038
SST Headset systems	3,818	2,713	749
Other	331	388	477
	9,094	7,633	7,264

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 18 – ADDITIONAL INFORMATION REGARDING PROFIT OR LOSS ITEMS (cont.)

The Company operates in one operation segment. The Company’s chief operating decision-maker (CODM) the chief executive officer, evaluates performance, makes operating decisions and allocates resources based on financial data, consistent with the presentation in the accompanying financial statements. The CODM reviews revenue, gross profit and operating income.

	For the year ended December 31,
	2024	2023	2022
B. Cost of revenue
Salaries and related expenses*	1,190	1,139	648
Purchases	4,452	3,164	4,667
Depreciation and amortization	64	61	55
Decrease (increase) in inventory	(633)	(49)	(686)
Other	217	149	152
	5,290	4,464	4,836
* Includes share-based compensation of $137 in 2024 and $421 in 2023.

C. Research and development expenses*
Salaries and related expenses	518	980	311
Purchases	8	3	6
Professional consulting	6	15	91
Depreciation and amortization	14	19	9
Other	31	31	22
	577	1,048	439

* Includes share-based compensation of $160 in 2024 and $541 in 2023.

D. Selling and marketing expenses*
Salaries and related expenses	1,116	2,969	537
Exhibitions and advertising	119	46	38
Depreciation and amortization	11	25	23
Other	121	130	74
	1,367	3,170	672
* Includes share-based compensation of $284 in 2024 and $2,467 in 2023.

E. General and administrative expenses*
Salaries and related expenses	1,121	1,400	529
Professional services	1,799	131	102
Rent and maintenance	105	57	60
Depreciation and amortization	52	26	10
Other	248	118	136
	3,325	1,732	837
* Includes share-based compensation of $279 in 2024 and $807 in 2023.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 18 – ADDITIONAL INFORMATION REGARDING PROFIT OR LOSS ITEMS (cont.)

	For the year ended December 31,
	2024	2023	2022
F. Other expenses
Capital loss	5	-	-
	5	-	-

G. Finance expenses
In respect of lease liabilities	34	12	10
In respect of credit from related parties	-	-	-
In respect of credit from banking corporations	14	9	34
In respect of credit from others	-	-	-
Revaluation of a SAFE	47	53	22
Revaluation of a liability in respect of a warrants	-	12	-
Other	29	18	57
	124	104	123

H. Finance income
Securities income	81	-	-
Revaluation of a liability in respect of warrants	-	-	1,237
Exchange rate differentials	31	67	206
Other	15	-	-
	127	67	1,443

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 19 - INCOME TAXES

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

As of the reporting date, SOS has business losses carried forward for tax purposes at the total amount of $4,989 approximately. The company did not recognize deferred tax assets in respect of the aforesaid losses, since it is not expected that they will be utilized in the foreseeable future.

D.	On March 15, 2022, the Company received the Israel Tax Authority’s approval for the execution of a restructuring (the “Tax Ruling”) on August 26, 2021; as part of the restructuring, the entire issued and paid up share capital of Silynx was transferred to the Company, against the allotment of the Company’s shares to Silynx’s shareholders as they were through that date, and SOS’s shares, which were held in through that date by Silynx, were transferred to the Company by way of a dividend in kind. The tax ruling stipulated, among other things, that the transfer of SOS and Silynx’s shares to the Company will be carried out in accordance with Sections 104B and 104C to the Income Tax Ordinance (the “Ordinance”), and subject to the provisions of Part E2 to the Ordinance and other conditions as set out in the Tax Ruling.

NOTE 20 - EARNINGS (LOSS) PER SHARE

	For the year ended December 31,
	2024	2023	2022
Weighted average of the number of ordinary shares used to calculate basic earnings per share	5,210,317	3,161,779	3,161,779

Weighted average of the number of ordinary shares used to calculate diluted earnings per share	5,210,317	3,161,779	3,317,185
The income (loss) used in calculation (in $)	(2,347)	(2,819)	1,798

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 21 - FINANCIAL INSTRUMENTS

A.	Risk management policy

The Company’s activities expose it to various financial risks such as market risks (including currency risk, fair value risk in respect of interest rate and price risk), credit risk, liquidity risk and cash flow risk in respect of interest rate. The Company’s comprehensive risk management plan focuses on activities aimed to mitigate any potential adverse effects on the Company’s financial performance. The Company does not use derivative financial instruments to hedge its risk exposure.

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

C.	Classification of financial instruments

	As of December 31
	2024	2023
Financial assets
Cash and cash equivalents (including deposits with banks)	3,204	597
Loans and receivables	1,144	2,452
	4,348	3,049

Financial liabilities
Financial liabilities measured at amortized cost	2,902	2,725
Financial liabilities measured at fair value through profit and loss	-	574
	2,902	3,299

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 21 - FINANCIAL INSTRUMENTS (cont.)

D.	Fair value of financial instruments

(1)	Classification of financial instruments within the fair value hierarchy

Financial instruments presented in the statement of financial position at fair value, are classified into groups with similar characteristics, within a fair value hierarchy that is determined based on the source of the data used to measure the fair value, as follows:

Level 1: Quoted prices (unadjusted) in an active market for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: Inputs that are not based on observable market data (assessment techniques not using observable market input).

(2)	Set forth below is the classification of the Company’s financial instruments, that are measured at fair value through profit and loss, in accordance with the above hierarchy as of the reporting dates:

	Level 1	Level 3	Total
As of December 31, 2023

Financial liabilities	-	574	574

(3)	Set forth below are the movements in the Company’s Level 3 financial liabilities measured at fair value through profit and loss in the reporting periods:

For the year ended December 31, 2023:

Balance as of at January 1, 2024	574
Change in fair value	47
SAFE exercised	(456)
Warrant exercised	(165)
For the year ended of December 31, 2024	-

Balance as of January 1, 2023	522
Total (profit) loss recognized in profit and loss	52
For the year ended of December 31, 2023	574

In the reported years there were no transfers between Level 1 and Level 2 and Level 3.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 21 - FINANCIAL INSTRUMENTS (cont.)

D.	Fair value of financial instruments (cont.)

(4)	In the opinion of the Company, the fair value of the remaining financial instruments included in the statement of financial position as of the reporting date is equal to or approximates their carrying amount, except for lease liabilities, which are measured in accordance with IFRS 16.

E.	Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate as a result of changes in the exchange rate of a foreign currency (other than the Company’s functional currency). Set forth below are the linkage terms of the Company’s financial instruments (in USD thousand) as of the reporting date:

As of December 31, 2024:

	NIS	Unlinked	Other	Total

Cash and cash equivalents (including deposits with banks)	1,595	1,585	24	3,204
Loans and receivables	683	461	-	1,144
Total financial assets	2,278	2,046	24	4,348

Trade payable	649	395	110	1,154
Other accounts payables	695	145	-	840
Lease liabilities	908	-	-	908
Total financial liabilities	2,252	540	110	2,902

Total financial assets (liabilities), net	26	1,506	(86)	1,446

As of December 31, 2023:

	NIS	Unlinked	Other	Total
Cash and cash equivalents (including deposits with banks)	539	58	-	597
Loans and receivables	1,747	704	1	2,452
Total financial assets	2,286	762	1	3,049

Loans from interested parties and others	43	-	-	43
Warrants	165	-	-	165
Trade payable	421	836	58	1,315
Other accounts payables	527	647	-	1,174
SAFE	409	-	-	409
Loans from banks	98	-	-	98
Lease liabilities	95	-	-	95
Total financial liabilities	1,758	1,483	58	3,299
Total financial assets (liabilities), net	528	(721)	(57)	(250)

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 21 - FINANCIAL INSTRUMENTS (cont.)

E.	Currency risk (cont.)

As of the reporting date, the Company has net financial liabilities linked to NIS at the total amount of $26. A 10% increase in the exchange rate of NIS against the dollar would lead to a $3 increase in the Company’s net income and to an equal amount decrease in capital deficiency. A 10% decrease in the exchange rate of NIS against the dollar would lead to a $3 decrease in the Company’s net income and to an equal amount decrease in capital deficiency.

F.	Risk in respect of interest rate

Fair value risk in respect of interest rate is the risk that the value of a financial instrument will fluctuate as a result of changes in the market interest rate. The Company’s risk in respect of interest rate stems mainly from loans from others, the Company has no loans outstanding as of December 31, 2024.

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

Set forth below are the repayment dates of the Company’s financial liabilities (other than financial liabilities measured at fair value through profit and loss) in accordance with their contractual terms and at undiscounted amounts (including interest payments) as of the reporting dates:

As of December 31, 2024:

	Up to one year	One to two years	From two years to three years	Total

Trade payable	1,154	-	-	1,154
Payables and credit balances	840	-	-	840
Lease liability	100	77	80	257
	2,094	77	80	2,251

As of December 31, 2023:

	Up to one year	One to two years	From two years to three years	Total

Trade payable	1,315	-	-	1,315
Payables and credit balances	1,175	-	-	1,175
Lease liability	65	33	1	99
Credit from banking corporations	73	26	-	99
	2,628	59	1	2,688

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 22 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

A.	Balances with related parties

	December 31
	2024	2023

Accounts payable and accruals (included in employees and liabilities in respect thereof)	122	131

Loans from related parties (see Note 10)	-	43

B.	Benefits to related parties

	For the year ended December 31,
	2024	2023	2022

Payroll and related expenses in respect of employed related parties (*)	758	868	443

Number of related parties	3	4	3

(*)	Including $147 and $500 in share-based payment in 2024 and 2023 respectively.

C.	Benefits to senior officers

	For the year ended December 31,
	2024	2023	2022

Short-term benefits (*)	1,092	3,656	471

No. of recipients	3	3	3

(*)	Including $505 in share-based payment in 2024 and $3,216 in 2023.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 22 - BALANCES AND TRANSACTIONS RELATED PARTIES (cont.)

D.	Profit and loss data (*)

	For the year ended December 31,
	2024	2023	2022

Cost of revenue	233	233	107

Research and development expenses	78	421	182

Selling and marketing expenses	733	2,796	330

General and administrative expenses	806	1,074	295

(*)	Including benefits to related parties and officers, included in subsections b and c above.

E.	Employment terms of related parties

(1)	In 2005, SOS entered into an employment agreement with Mr. Nir Klein (as amended on August 29, 2013); under the agreement, Mr. Klein serves as SOS’s CEO on a full-time basis, in consideration for a gross monthly salary of $11 (NIS 35 thousand) (CPI-linked), plus social benefits, car maintenance, mobile phone and a laptop, and reimbursement of reasonable expenses expensed as part of doing his job. The agreement was amended in January 2024 for a gross salary of $16 (NIS 60 thousand) and is for an unlimited term, and each party is entitled to conclude it by prior notice in writing, two months in advance. It was also set out in the agreement that upon the conclusion of his employment with SOS for a reason that does not establish cause for termination pursuant to the terms of the agreement, Mr. Klein will be entitled to an advance notice period of four additional months. Furthermore, Mr. Klein will also be entitled to an annual bonus subject to meeting targets as defined by the Company’s board of directors; in the reporting periods, such targets were not defined, and therefore Mr. Klein was not entitled to a bonus.

With regards to the award of options to Mr. Klein in respect of his service as the Company’s CEO, see Note 17.A. above.

With regard to Mr. Klein’s announcement to the effect that he waives the Company’s debt to him in respect of salary that has not yet been paid to him - see Note 10.B.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 22 -BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

E.	Employment terms of related parties (cont.)

(2)	In 2005, SOS entered into an employment agreement with Ms. Gal Nir Klein, the wife of Mr. Nir Klein, who serves as the Company’s CEO. Under the agreement, Ms. Klein serves as SOS’s VP Marketing and Sales Israel on a full-time basis, in consideration for a gross monthly salary of $6 (NIS 22 thousand) (CPI-linked), plus social benefits, car maintenance, mobile phone and a laptop, and reimbursement of reasonable expenses expensed as part of doing her job. The agreement was amended on January 2024 for a gross salary of 10 (NIS 39 thousand) and is for an unlimited term, and each party is entitled to conclude it by prior notice in writing, two months in advance. It was also set in out in the agreement that upon the conclusion of her employment with SOS for a reason that does not establish cause for termination pursuant to the terms of the agreement, Ms. Klein will be entitled to an advance notice period of 4 additional months. Furthermore, Ms. Klein will also be entitled to commission from sales and an annual bonus subject to meeting targets as defined by the Company’s board of directors; in the reporting periods, such targets were not defined, and therefore Ms. Klein was not entitled to a bonus.

With regard to the award of options to Ms. Klein in respect of her service in SOS as stated above - see Note 17.A. above.

(3)	In January 2024, Silynxcom entered into an agreement with Mr. Ron Klein, the brother of Mr. Nir Klein. Under the agreement, Mr. Ron Klein serves as the Company’s chairman of the board of directors, in consideration for a monthly payment of $7 (NIS 25 thousand).

With regard to the award of options to Mr. Klein in respect of his service as Silynxcom’s chairman of the board - see Note 17.A. above.

F.	On the Company’s incorporation date (August 22, 2021) Mr. Ron Klein, Mr. Nir Klein and Mr. Ilan Akselrod were appointed as chairman of the Company’s board of directors, Company’s CEO and Director, and Company’s CFO, respectively.

G.	With regard to loans provided to the Company by interested parties thereof, and the waiver of some of the aforesaid loans subject to the completion of the IPO - see Note 10.

NOTE 23 - SUBSEQUENT EVENTS

On April 2, 2025, the Company closed an underwritten public offering of 1,290,000 Ordinary Shares at a public offering price of $2.25 per share, for gross proceeds of approximately $2.9 million, and $2.6 million after deducting underwriting discounts and offering expenses. All of the Ordinary Shares were offered by the Company. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 193,500 ordinary shares to cover over-allotments at the public offering price, less underwriting discounts and commissions.