Form 20-F
period 2025-12-31
Silynxcom Ltd.
filed 2026-04-30
CIK 1976443

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

6,634,440 ordinary shares as of December 31, 2025.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Yes ☐ No ☒

i

Silynxcom Ltd.

INTRODUCTION

We develop, manufacture, and sell ruggedized tactical protective and communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. Our in-ear headset devices, or In-Ear Headsets, are used in combat, riot control, demonstrations, weapons training courses, and factory floors. Our In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers, homeland security personnel, police officers and civilian users worldwide. Our In-Ear Headsets provide high levels of sound protection, fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots, dangerous situations and machine equipment in factories. Our sleek, lightweight, In-Ear Headsets allow wearing with any helmet type to reduce head injuries, allow wearing any earwear and in any weather condition. Our technology provides active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving our customers 360° situational awareness. Our new upgraded “drone detection” headset, sound leak test and prerecorded messages technologies provide additional, unique, features and protection level to operators in modern combat arenas.

Our revenue streams originate from a range of customers. We sell our In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units around the world. We also sell indirectly, through a specialized network of local distributors in each geography in which we operate, as well as through key strategic partnerships with radio equipment manufacturers. Our direct sales are generally conducted through government-run official tender processes. Our indirect sales are conducted through our distributor network, specialized agents, and strategic original equipment manufacturers, or OEMs. Our primary markets are currently in Israel, Europe, Asia and the United States. During 2025, we also expanded our presence in additional international markets, including parts of Asia and Latin America, through direct sales and government-run tender processes. We intend to continue expanding our sales, marketing and distribution network into additional markets.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our ability to maintain our business model;

●	our ability to project market growth and trends;

●	our ability to secure government tenders and maintain relationships with government contractors;

●	our ability to elicit a greater positive reception for our technology and devices than other similar devices that are sold on the market;

●	our ability to raise capital through the issuance of additional securities;

●	the effect of competition and other technologies;

●	projected capital expenditures and liquidity;

●	the effects of any potential litigation;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain, protect and enhance our intellectual property;

●	our ability to retain key executive members and employees;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passage of future laws;

●	our ability to adjust to the secondary and indirect effects of Trump Administration tariffs;

●	order backlog;

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and potential armed conflict in Israel and other parts of the Middle East, such as the multi-front conflict Israel has faced; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Our reporting and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report on Form 20-F to “NIS” are to New Israeli Shekels and references to “dollars”, “USD” or “$” are to U.S. dollars. This annual report on Form 20-F contains translations of NIS amounts into U.S. dollars. Unless otherwise noted, all conversions from NIS to U.S. dollars in this annual report on Form 20-F were made at a rate of NIS 3.19 for $1.00 per U.S. dollar, the exchange rate as of December 31, 2025 published by the Bank of Israel. The aforementioned exchange rate is provided solely for your convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this annual report on Form 20-F and other financial data appearing in this annual report on Form 20-F.

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

Risks Related to Our Business and Industry

●	A reduction in the spending patterns of government agencies or ability to obtain government approval for our products could materially and adversely affect our net sales, results of operations, earnings and cash flow;

●	The markets in which we compete are highly competitive and some of our competitors have greater financial and other resources than we do. Competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition;

●	A significant portion of our revenues is derived from certain customers, the potential loss of whom or material decline from might adversely affect our operating results;

●	We do not have long-term contracts with our distributors, which makes forecasting revenues and operating results difficult.

v

Risks Related to the Supply and Manufacturing of our Products

●	Disruptions of our production could adversely affect our operating results;

●	We use a variety supplier-provided parts, electronic and acoustic among other components, local manufacturing sub-contractors and contract manufacturing services, and significant shortages, capacity constraints, production disruptions or price increases, potentially caused by the security, geopolitical and political conditions in Israel, could increase our operating costs and adversely impact the competitive positions of our products;

●	Trump Administration tariffs may adversely affect our financial condition or results of operations due to secondary effects, such as higher input and component costs.

Risks Related to Our Intellectual Property

●	Any loss or limitations on our right to use intellectual property licensed from third parties could have a material adverse effect on our business, operating results and financial condition;

●	We consider our industry know-how proprietary but do not hold any patents, leaving us exposed to the risk that others may seek to mimic our products without compensation;

●	Our results of operations could be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

Risks Related to Ownership of Our Securities

●	The market price of our Ordinary Shares may be highly volatile and fluctuate substantially, which could result in substantial losses for purchasers of our Ordinary Shares;

●	Raising additional capital could reduce the market price of our Ordinary Shares, dilute our existing shareholders and affect the rights of existing shareholders.

Risks Related to Israeli Law and Our Operations in Israel

●	Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the multi-front conflict Israel has faced;

●	Our financial performance is, in part, affected by exchange rate fluctuations between the U.S. dollar and NIS;

●	We may not be able to enforce non-compete covenants under Israeli law which might result in increased competition for our products;

●	It may be difficult to enforce judgments of U.S. courts against us and our executive officers, directors, and experts named in this annual report on Form 20-F, to assert U.S. securities law claims in Israel or to serve process on our executive officers, directors, and experts;

●	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

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

We have one customer that comprised 33.5% of our total revenues in 2023, 45.1% in 2024 and 37.5% in 2025. We have another customer that comprised 14.8% of our total revenues in 2025.

Our management’s strategy plans to avoid customer concentration and is expanding the customer base by growing our distributor and agent network. Two customers accounted for a significant portion of our revenue for the year ended December 31, 2025, two customers accounted for a significant portion of our revenue for the year ended December 31, 2024 and one customer accounted for a significant portion of our revenue for the year ended December 31, 2023. The contracts entered into with these customers are generally one-off and repeated individual orders, without a term of any specific duration. There were no other customers that comprised greater than 10% of our total revenues during these years. While we consider our relationships with our major customers to be good, the reduction, delay or cancellation of orders from this customer or any delays in payments beyond their payment terms, for any reason, would reduce our revenue and operating income and could materially and adversely affect our business, operating results and financial condition in other ways.

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

Fluctuations in operating results make financial forecasting difficult and could adversely affect the price of our Ordinary Shares.

Our interim and annual revenues and operating results may fluctuate significantly for numerous reasons, including:

●	the timing of receiving purchase orders may result in revenue recognition shift due to delivery schedules;

●	the availability of electronic components to build our products;

●	the timing and cancellation of customer orders;

●	the cancellation of government contracts; and

●	our ability to secure agreements from our direct and indirect distributors for the purchase of our products.

As a result of these and other factors, our revenues and our operating results for any given period may not be indictive of our future revenues or operating results. As of April 30, 2026, our backlog consisted of approximately $7.3 million in signed and committed customer orders that have not yet been fully delivered and that we expect may convert to revenue over time. However, our backlog is subject to cancellation, delay or modification by customers (including due to administrative, budgetary or other bureaucratic processes) and fulfillment issues and we may not realize the full value of such orders or recognize revenue from them in the expected periods or at all. In addition, our backlog is impacted by many factors, including but not limited to the global trade landscape and our product demand profile. Moreover, we are facing challenges in global logistics due to uncertainty around tariffs and geopolitical tensions. If orders from our backlog are not converted into revenues or our results of operations fall below expectations of investors or market analysts, the price of our Ordinary Shares could fall.

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

We are an authorized supplier of the Israeli Ministry of Defense, or Ministry, and we maintain security clearance required for conducting business with them and, accordingly, we are required to comply with preconditions, rules and other regulations that apply to our engagement with the Ministry and contracts with the Israeli government or its agencies. If our authorized supplier approval with the Ministry is cancelled or if we fail to comply with preconditions, rules and other applicable regulations it could have a material adverse effect on our operations and future revenues, cash flow and financial results.

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

The U.S. Congress, the Organization for Economic Co-operation and Development or OECD, and other government agencies in jurisdictions in which we and our affiliates invest or do business, including the Israeli Tax Authority, have maintained a focus on issues related to the taxation of multinational companies. The OECD has changed numerous long-standing tax principles through its base erosion and profit shifting project which could adversely impact our effective tax rate.

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

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our new products development programs. For example, the loss of data from our projects could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. To the extent that any disruption or security breach was to result in a loss of or damage to our project data, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the General Data Protection Regulation, or GDPR damage to our reputation, and the finalization of our products under development could be delayed (see “Item 16.K. Cybersecurity” for additional information).

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

We purchase components of our technology from a group of suppliers that are affected by price fluctuations for raw materials. The Trump Administration has implemented baseline 10% tariffs on imports from the vast majority of the U.S.’s trading partners, and, effective as of April, 9, 2026, has imposed additional tariffs of up to approximately 17% on imports from Israel. The secondary effects of these policies could significantly increase the cost of components sourced from our suppliers in various countries due to abrupt supply and demand shifts. As a result of the consequences of this tariff policy, we may need to obtain components from other sources or third parties. Any of these factors may adversely affect our financial condition or results of operations.

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

A decline in U.S. government defense budgets, changes in spending or budgetary priorities, or delays in the government budget process, including the failure to timely enact annual appropriations or continuing resolutions, could adversely affect our business. In recent years, the U.S. government has experienced funding gaps and temporary government shutdowns. If annual budget appropriations or continuing resolutions are not enacted on a timely basis, or if a government shutdown occurs, contract awards, program funding and payment processes may be delayed or suspended. Disruptions in U.S. government operations or shifts in political priorities and agency leadership may indirectly impact our customers’ procurement decisions, the timing of orders, or the receipt of payments, which could adversely affect our revenues and operating results.

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

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, we report our financial statements in accordance with IFRS as opposed to U.S. GAAP, which is used by domestic U.S. registrants. We have not attempted to identify or quantify the differences between the two reporting standards, and such differences historically or in the future may be material to our financial statements. Additionally, as a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting (until March 18, 2026 with respect to our directors and officers) and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Israeli legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors, or management are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

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

We identified a material weakness in our internal control over financial reporting in the year ended December 31, 2024, which has not been fully remediated, and a material weakness in our internal control over financial reporting in the year ended December 31, 2025. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our Company and the market price of our Ordinary Shares may be adversely affected.

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

We identified a material weakness in our internal control over financial reporting in both the financial year ended December 31, 2024 and the financial year ended December 31, 2025. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Specifically, we initially determined in 2024 that, due to the configuration of our enterprise resource management system, including in matters related to order processing and approval workflows, we afforded unrestricted access across users, enabling personnel at all levels to initiate, modify and process transactions without appropriate segregation of duties. Critical transactions were, at times, subject to approval by a single individual, resulting in an excessive concentration of authority and an elevated risk of undetected errors or misappropriation. During 2025, we further assessed this material weakness and determined that it is primarily attributable to a lack of segregation of duties and deficiencies in our information technology environment, including ineffective controls over user access and approval workflows. We began remediation of this material weakness in the fourth quarter of 2024 and continued our remediation efforts during the year ended December 31, 2025, including enhancements to our access control framework and role-based permissions within our information systems. These actions included implementing a revised access control framework within the enterprise management system, including the design and deployment of permission trees that define role-based access rights aligned with job responsibilities and principles of segregation of duties, distributing transactional and approval capabilities across multiple roles, and restricting access to system functions and data based on defined roles. While these measures are intended to address the underlying causes of the material weakness, they have not yet been fully implemented or operated for a sufficient period of time to conclude that the material weakness has been fully remediated, and the material weakness continues to exist as of December 31, 2025. Accordingly, we cannot assure you that additional measures will not be required to remediate the material weakness or that we will be able to remediate it in a timely manner. We are committed to maintaining this framework going forward, with periodic reviews and updates to ensure continued effectiveness and compliance with evolving operational and regulatory requirements.

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

Our amended and restated articles of association, or articles of association, provide that, unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees.

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

Based on the composition of our income and valuation of our assets, we were not a passive foreign investment company, or PFIC, for 2025 and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC (see “Item 10.E. Taxation-U.S. Federal Income Tax Considerations-Passive Foreign Investment Companies” for additional information).

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

As of April 30, 2026 our executive officers, directors, five percent shareholders and their affiliates, in the aggregate, beneficially own approximately 49.1% of our Ordinary Shares. Therefore, these shareholders, and in particular, our largest shareholder, Mr. Nir Klein, have the ability to influence us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, acting together, may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our Ordinary Shares that you may believe are in your best interest as one of our shareholders.

We have not paid, and do not intend to pay, dividends on our Ordinary Shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our Ordinary Shares.

We have never declared or paid any dividends on our Ordinary Shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends (see “Item 8.A. Dividends”).

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

Following the October 7, 2023 attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. On June 13, 2025, Israel launched a strike against Iran, aimed to disrupt Iran’s capacity to coordinate or launch hostilities against Israel. Iran has retaliated in response, firing missiles and drones at Israeli military and civilian infrastructure. In late February 2026, Israel, together with the United States, conducted a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability. In addition, in early March 2026, Israel has been engaged with Hezbollah in Lebanon, that has been launching missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns. In response to these attacks, Israel has carried out a number of targeted strikes on sites associated with Hezbollah in Lebanon. The situation remains highly fluid, and we are unable to predict when, or on what terms, this escalation will be resolved. Further escalation, whether involving direct confrontation between Israel and Iran or through regional proxy groups, could result in additional mobilization of reserve personnel, further restrictions on movement or commerce, damage to infrastructure, supply chain interruptions, disruptions to global energy markets, and heightened cybersecurity threats. Any of the foregoing could materially and adversely affect our operations, financial condition, and results of operations, particularly if disruptions are prolonged or recur.

Since the commencement of the Israel-Hamas war, demand for our products from the Israel Defense Forces, or the IDF, has significantly increased. As a result of time-sensitive urgency of IDF orders, we have in certain periods, with the waiver and consent of effected customers, delayed the shipment and delivery of certain orders from such customers to satisfy IDF orders. With further potential intensification in this war and in future wars, the IDF’s prominence as one of our end users may result in further immediate supply constraints.

As a result of the Israel-Hamas war, there has been the significant increase in air freight for shipments to and from Israel, as a result of certain commercial liners pausing flights to and from Israel and the increased demand for air freight as a method of shipment, due to the impact of the Houthi Movement attacks on vessels in the Red Sea.

Following the entry into a ceasefire, the economic implications of the prior multi-front conflict on our business and operations and on Israel’s economy in general are difficult to predict. The potential deterioration of Israel’s economy, as a direct and indirect result of these events, may have a material adverse effect on our and its ability to effectively conduct our operations.

In connection with the current multi-front conflict, Israeli military reservists have been called up to perform military service. One of our employees was called up for reserve duty and has since returned to work as of April 30, 2026. However, there can be no guarantee that this employee, or other employees, will not be called up in the future. Additional employees may be called up, for service, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which in turn may materially and adversely affect our business, prospects, financial condition and results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel, Israeli companies and with Israeli institutions. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Prior to the war, the Israeli government pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

We were incorporated in Israel. Substantially all of our executive officers and directors reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

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

In 2023, 2024 and 2025 our capital expenditures amounted to $3 thousand, $112 thousand and $31 thousand, respectively. Our current capital expenditures are primarily for office and electronic equipment and manufacturing molds.

B. Business Overview.

Overview

We develop, manufacture, and sell ruggedized tactical protective and communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. Our in-ear headset devices, or In-Ear Headsets, are used in combat, riot control, demonstrations, weapons training courses, and factory floors. Our In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers, homeland security personnel, police officers and civilian users worldwide. Our In-Ear Headsets provide high levels of sound protection, fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots, dangerous situations and machine equipment in factories. Our sleek, lightweight, In-Ear Headsets allow wearing with any helmet type to reduce head injuries, allow wearing any earwear and in any weather condition. Our technology provides active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving our customers 360° situational awareness. Our new upgraded “drone detection” headset, sound leak test and prerecorded messages technologies provide additional, unique, features and protection level to operators in modern combat arenas.

Our revenue streams originate from a range of customers. We sell our In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units around the world. We also sell indirectly, through a specialized network of local distributors in each geography in which we operate, as well as through key strategic partnerships with radio equipment manufacturers. Our direct sales are generally conducted through government-run official tender processes. Our indirect sales are conducted through our distributor network, specialized agents, and strategic OEM. Our primary markets are currently in Israel, Europe, Asia and the United States. During 2025, we also expanded our presence in additional international markets, including parts of Asia and Latin America, through direct sales and government-run tender processes. We intend to continue expanding our sales, marketing and distribution network into additional markets.

In addition, we develop, market and sell push-to-talk devices, communication controllers and communication device cables and connectors. Our products are designed to be compatible with other products that we offer and compatible with other third-party communication products available on the market. We are also engaged in the research and development of new products and improved iterations of our existing products, technology and external and internal integration thereof.

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

We sell our products directly to military forces, law enforcement, and government agencies and indirectly, through a specialized network of local distributors, specialized agents, and, in some cases, strategic long-term OEM agreements with large military equipment providers. While our primary markets are in Israel, Europe, Asia and the United States, we have recently expanded our presence into additional international markets, including Latin America. We intend to continue expanding our sales, marketing and distribution network.

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

We focus on developing, marketing and selling two types of In-Ear Headset products. In addition, we also develop, market and sell push-to-talk devices, communication controllers and communication device cables and connectors.

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

We offer two main In-Ear Headsets models:

●	The Protego PRO - with external microphone connectivity.

●	The Protego STD - without external microphone connectivity.

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

Our push-to-talk-only products are used with our SST Headsets or sold separately. Our communication controller products are used with our Protego headsets and include “push-to-talk” audio processing features, like a push-to-talk control box and enhanced sound protection processing. We believe our push-to-talk products also provide an opportunity to cross-sell our controller products in addition to our In-Ear Headsets.

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

We are also developing CLARUS II, a next-generation in-ear tactical communication and hearing protection system designed to support multi-network communication and enhance situational awareness. The system is currently undergoing field trials with tactical units.

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

Converter and Reseller Agreement with Peltor Communications, a 3M Company

In January 2023, we signed a Converter and Reseller Agreement with Peltor Protective Communications, or Peltor, a 3M company, and one of the world’s leading manufacturers and an iconic brand name of headsets and two-way radio accessory products for military, law enforcement, hunting, sport shooting, racing, rally sports, aviation, and manufacturing industries. Under the agreement, Silynxcom will purchase Peltor’s family of Over-the Ear headset products from Peltor and will resell a modified version of the Peltor Over-the-Ear Headset which includes Silynxcom’s QDC connector, an upgraded electronic wiring system embedded with a Silynxcom-designed circuit board. We believe this enables Silynxcom to compete in the high-end market for Over-the-Ear Headsets with a more advanced battery power source and can also provide the end-user the versatility of hearing from two different radios simultaneously from each earpiece respectively.

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

Military Tactical Communication Equipment Market

According to the Global Tactical Headset Market Research Report, published by Wantstats Research and Media Pvt Ltd in 2022, or the “GTHM Report”, the tactical communications equipment market was estimated to be worth $2.66 billion in 2021 and is expected to grow to $3.8 billion by 2027, with a compound annual growth rate of 6.09%. North America accounts for the largest market share (35.81%) followed by Europe (24.07%) and then Asia Pacific (22.92%). This market includes both personal headsets and communication equipment mounted on certain types of vehicles and tanks.

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

We believe there are several reasons for this shift:

●	Soldiers and police officers are more amenable to In-Ear Headsets than ever before, driven by the overall shift in consumer behavior towards In-Ear-based listening devices.

●	Increased military and law enforcement budget spending on the personal equipment of soldiers, law enforcement and riot police who nowadays require more nimble and advanced In-Ear-based solutions as new weapons systems become noisier, while their field of combat or theatre of riot operations becomes increasingly complex.

●	New soldier-based systems such as Microsoft’s Integrated Visual Augmentation System are equipped with heavy cables hardware equipment fixed to their helmets - making wearing an Over-The-Ear Headset on a helmet even more challenging.

●	Growing awareness of the health effects and economic costs of hearing loss and impairment to soldiers. According to the U.S. Department of Veterans Affairs Annual Benefits Report (2024), tinnitus is the most prevalent service-connected disability, affecting approximately 3.2 million veterans, with hearing loss also ranking among the most common conditions, affecting approximately 1.6 million veterans.

●	As the In-Ear Headset comprises of simple hardware due to the low number of parts and low amount of assembly work, In-Ear Headsets systems provide a better cost-effective solution.

●	One key driver of growth in the use of In-Ear Headsets for workers at commercial and/or industrial manufacturers has been the emphasis on safety and efficiency at the workplace related to hands-free operations and reducing long-term health issues related to hearing loss as a result of working on the factory floor. Moreover, we have begun selling our In-Ear Headsets to the professional cycling market with our first sales to a leading road bicycle racing team and are now focusing our marketing efforts in the professional auto racing market as well.

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

●	Direct sales. We sell directly to end users mostly in Israel and in the United States. Our direct sales are generally conducted through either official public/government tender process or as “sole source” orders whereby the customer specifically requests our devices/technology. Our headquarters is in Israel and we have a representative office in the United States. Within the next twelve months, we plan to open a representative sales office in Korea.

●	Indirect sales through distributors and agents. We have developed, grown and operate a global network of distributors that are trained to independently promote and distribute our products to their customers. Our typical distributor is a well-established government supplier with a record of recent successful sales of personal protection equipment to rescue forces, military, and law enforcement bodies. The main benefits our distributors provide us are:

●	Local knowledge and relationships with customers that provide us with critical knowledge about their current and future needs,

●	Intimate involvement in the product customization for their market or customer,

●	Better forecasting of new orders and improved supply chain management, and

●	More efficient and de-risked use of time and capital expenditure.

As of April 30, 2026 we have engagements with distributors who specialize either in various territories and/or with certain customers from such territories as presented in the table below:

Distributors:

Europe	38
Asia	18
Central and South America	6
Middle East	4
Africa	1
Oceania	3

●	Collaborations with original equipment manufacturers of radios. Most manufacturers of tactical radio devices do not manufacture their own headset systems. We collaborate with a number of original equipment manufacturers of tactical radio devices who offer our products to their customers. We are working to expand these types of collaborations, as they increase our market presence and share, strengthen our brand and reputation and provide cost-efficient access to manufacturers marketing and sales channels. Our tactical radio devices, a new generation of data device, are light weight and enhance the communication ability and situational awareness of soldiers.

●	Collaborations with original equipment manufacturers of headset systems. We also cooperate and co-sell our products on an OEM basis or as synergic products to industry strategic partners, such as radio device manufacturers, who offer our headset systems with their radios as a complete solution. Our strategic partners are typically communication device producers, defense contractors/system integrators, helmets producers, gas mask producers etc. The Converter and Reseller Agreement with Peltor is an example of such a collaboration with an OEM manufacturer.

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

As of April 30, 2026, we have over 255 active customers. We have two large customers, Customer B and Customer C. Set forth below is a breakdown of our seven major customers, the revenues arising from which constitute 5% or more of our total revenues in 2023 through 2025, none of whom are one of the end users listed above:

	2025		2024		2023
Major customers	Amount (in USD thousands)	% of our Company’s total revenue	Amount (in USD thousands)	% of our Company’s total revenue	Amount (in USD thousands)	% of our Company’s total revenue
Customer A	$216	3.7%	$534	5.9%	$156	2.0%
Customer B	$409	7%	$1,332	14.7%	$908	11.8%
Customer C	$2,175	37.5%	$4,097	45.1%	$2,559	33.5%
Customer D	$861	14.8%	$-	-	$-	-
Customer E	$302	5.2%	$10	0.1%	$-	-
Customer F	$136	2.3%	$201	2.2%	$537	7.0%
Customer G	-	-	$753	8.3%	269	3.5%

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

Our In-Ear Headsets have been used by employees at Exelon Corporation’s nuclear power plants in the United States since 2021. Exelon Corporation, a utility services holding company, engages in the energy distribution and transmission businesses in the United States and Canada. Previously, employees at their nuclear power facilities, while covered in full body protective clothing, could not clearly hear and communicate with each other by using Over-the Ear Headsets or makeshift In-Ear pieces. With our In-Hear Headsets, they can hear and communicate clearly while drowning out the corrosive and hazardous sounds of the nuclear power plant floor. We expect to receive further orders in the near term from Exelon and its broad range of utility holdings.

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

In order to increase our market share in the high-growth in-ear headset segment that we operate in, our strategy for growth includes:

●	Continued joint product and business development with large military contractors and re-sellers where we can bundle together our headsets with the connectors and cables that we otherwise sell separately.

●	Leverage our QDC solution that we currently sell to manufacturers of Over-the-Ear Headsets to cross-sell our In-Ear headsets and accessories

●	Increasing cooperation with well-established global manufacturers of Over-the-Ear Headset manufacturers through the licensing of elements of our In-Ear Headset technology to be applied to Over-the-Ear headsets.

●	Continued development of benchmarks and incentive packages to our growing number of global distributors and agents in the territories in which we operate.

●	Building out a portfolio of framework agreements through participation in structured multiyear frame programs that run for three to seven years, such as the U.S. Department of Defense’s Equipment Purchasing Program.

●	We aim to reach new volume markets by addressing new user groups with a similar need to communicate in noisy and challenging environments while protecting hearing. Examples of such user groups include workers on construction sites, factory floors and mining operations all of which we have begun selling into.

●	Continue our market growth in the hotter climate areas of Asia where we are seeing a growing awareness and demand for sound protective high quality communication radios systems and headsets at a cost-effective price point.

●	Continuing sustainable and profitable growth by focusing on internal cost controls and collaborating closely with our manufacturing partners to safeguard volume gains and competitive production costs.

Commercial contracts with customers

Below are some recent examples of our defense and law enforcement related customer growth:

●	April 2023 - we were awarded the opportunity to supply our In-Ear Headsets to an Asian country’s military through what was a public tender process. The initial order was for an entire division. We are in discussions with this customer and believe that the overall opportunity could be worth over $100 million over a seven-year period. Subsequent purchase orders, including those received to date, are part of this broader opportunity. In June 2023, we were awarded a second contract to supply our In-Ear Headsets through a public tender process of a different division of that same Asian military customer.

●	June 2023 - we were awarded a second contract with the Republic of Korea national police, whereby our “push to talk” systems combined with QDC converted Sordin Over-the-Ear Headset will replace their legacy Over-the Ear Headset systems.

●	July 2023 - we were chosen by a special forces unit of the Republic of Singapore Army to supply them with our In-Ear and 3M Peltor headsets, upgraded with our technology. We delivered these units in 2024.

●	July 2023 - we recognized revenue from the first follow-on order from the German police and a first trial order from the German secret services. We have so far delivered orders amounting to $196,000.

●	February 2024 - we received our first North American order for our software-defined radio headset to a world-leading U.S.-based defense industry original equipment manufacturer amounting to $67,000.

●	February 2024 - we delivered a repeat order worth $280,000 from a military customer for our Clarus In-Ear Headsets.

●	March 2024 - we received our first order of our new In-Ear Headset system designed for law enforcement organizations that use TETRA based communication systems.

●	March 2024 - we delivered an order for a special forces military unit in the Asia-Pacific region.

●	July 2024 - we received product orders in the amount of $500,000 from the IDF for our advanced military headset system.

●	September 2024 - we received orders in the amount of $740,000 from the IDF for our tactical communication equipment.

●	February 2025 - we delivered to an elite IDF special forces unit enhanced systems with innovative new tactical communication capabilities.

●	March 2025 - we announced two orders from an elite IDF special forces unit four our in-ear headset systems.

●	April 2025 - we received a purchase order valued at approximately $1.13 million from the IDF for tactical communication headset systems.

●	June 2025 - we received a purchase order valued at approximately $140,000 from a special forces unit in the Asia-Pacific region for advanced in-ear communication systems.

●	July 2025 - we received new purchase orders valued at approximately $500,000 from the IDF for advanced in-ear headset systems and communication accessories.

●	July 2025 - we received our first purchase order from the IDF for a newly enhanced tactical communication system.

●	August 2025 - we received our first purchase order from a special forces unit in South America for advanced in-ear communication systems.

●	September 2025 - we received a purchase order exceeding $750,000 from the IDF for advanced in-ear headset systems.

●	September 2025 - we received a purchase order valued at approximately $100,000 from a military unit for tactical headset systems and related communication accessories.

●	October 2025 - we received a purchase order valued at approximately $935,000 from an elite tactical unit for advanced in-ear headset systems

●	December 2025 - we received a purchase order valued at over $286,000 from the IDF for tactical communication headset systems.

●	December 2025 - we received a purchase order valued at over $3 million from a military customer in Asia as part of a broader army tender.

●	March 2026 - we received a purchase order exceeding approximately $620,000 from a military force in the Middle East for tactical communication systems.

●	March 2026 - we received a purchase order exceeding approximately $1.1 million from a military force in the Middle East for tactical communication systems.

●	April 2026 - we received a purchase order valued at approximately $525,000 from a ministry of defense customer in the Middle East for tactical communication systems

In each of the last three financial years, we received several orders of over NIS 1 million from Elbit Systems Ltd.

In January 2023, we signed a “converter agreement” with 3M Israel, or 3M, a world leader in the field of sound protection and communication equipment. Per the agreement, we are appointed as the authorized non-exclusive convertor in Israel for the same of 3M products, allowing us to re-sell 3M products in Israel as well as sell modified Peltor headsets to our customers worldwide - expanding our product catalogue with unique Over-the-Ear headsets integrated with our QDC. The agreement is for a term of one (1) year, unless terminated earlier upon a 60-day written notice and may be renewed by written agreement between the parties for one (1) year thereafter. In April 2024, we agreed to expand the mutual conversion distributor agreement to include Peltor’s ComTac™ VIII Headset.

We are currently engaged in pursuing the following future projects:

●	Leonardo SpA - we are pursuing a potential joint development project to integrate our sound protection technology into Leonardo SpA’s existing communication systems. Leonardo SpA is one of Europe’s largest defense and aerospace contractors.

●	Large European Military Tenders - we are currently bidding directly on multiple different tenders of European military units amounting to tens of thousands of headset units per year within multi-year framework agreements.

●	We also plan to expand our presence in the family of products for the cycling and motorsports markets, respectively

Additionally, as of April 30, 2026, we had a backlog of approximately $7.3 million, representing signed and committed customer orders that have not yet been fully delivered. A portion of our backlog as of April 30, 2026 has been recognized as revenue in 2026 and additional portions may convert to revenue over time. Orders reflected in backlog are subject to adjustment, including as a result of delivery schedule changes, cancellations, delay or modification by customers and fulfillment issues, which can result in delays in shipment that would thereby elevate backlog. As such, we believe that our backlog at any given date may not be a reliable indicator of future results. For further discussion on the risks and uncertainties related to backlog, see “Item 3.D. Risks Related to our Business and Industry - Fluctuations in operating results make financial forecasting difficult and could adversely affect the price of our Ordinary Shares” for additional information.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the years ended December 31, 2023 and December 31, 2024 in our annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC on May 15, 2025 (Registration No. 001-41916).

Overview

We develop, manufacture, and sell ruggedized tactical protective and communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. Our in-ear headset devices, or In-Ear Headsets, are used in combat, riot control, demonstrations, weapons training courses, and factory floors. Our In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers, homeland security personnel, police officers and civilian users worldwide. Our In-Ear Headsets provide high levels of sound protection, fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots, dangerous situations and machine equipment in factories. Our sleek, lightweight, In-Ear Headsets allow wearing with any helmet type to reduce head injuries, allow wearing any earwear and in any weather condition. Our technology provides active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving our customers 360° situational awareness. Our new upgraded “drone detection” headset, sound leak test and prerecorded messages technologies provide additional, unique, features and protection level to operators in modern combat arenas.

Our revenue streams originate from a range of customers. We sell our In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units around the world. We also sell indirectly, through a specialized network of local distributors in each geography in which we operate, as well as through key strategic partnerships with radio equipment manufacturers. Our direct sales are generally conducted through government-run official tender processes. Our indirect sales are conducted through our distributor network, specialized agents, and strategic OEMs Our primary markets are currently in Israel, Europe, Asia and the United States. During 2025, we also expanded our presence in additional international markets, including parts of Asia and Latin America, through direct sales and government-run tender processes. We intend to continue expanding our sales, marketing and distribution network into additional markets.

In addition, we develop, market and sell push-to-talk devices, communication controllers and communication device cables and connectors. Our products are designed to be compatible with other products that we offer and compatible with other third-party communication products available on the market. We are also engaged in the research and development of new products and improved iterations of our existing products, technology and external and internal integration thereof.

Components of our Results of Operations

Our revenues primarily consist of sales of our products.

Set forth below is a table presenting breakdown of our revenues by our two product groups in 2025 and 2024:

	2025		2024
Product group	Amount (in USD thousands)	% of total revenue	Amount (in USD thousands)	% of total revenue
In-Ear Headset systems	$3,331	57%	$4,945	54%
SST Headset systems	$2,371	41%	$3,818	42%
Other revenues	$104	2%	$331	4%
Total	$5,806	100%	$9,094	100%

Set forth below is information about our revenues from sale of our products by geography:

	Revenues (in USD thousands)
Geography	2025	2024
Israel	$4,322	$6,814
USA	$1,099	$240
Asia	$195	$1,198
Europe	$189	$841
Rest of the world	$1	$1
Total revenue	$5,806	$9,094

We do not consider any material portion of our business to be seasonal. Various factors, however, can affect the distribution of our revenue between accounting periods, including the timing of contract awards, the timing and availability of government funding, as well as the timing of product deliveries and customer acceptance. Our revenue, therefore, may fluctuate from time to time. As of April 30, 2026, we had a backlog of approximately $7.3 million, representing signed and committed customer orders that have not yet been fully delivered. For further discussion on the risks and uncertainties related to backlog, see “Item 3.D. Risks Related to our Business and Industry - Fluctuations in operating results make financial forecasting difficult and could adversely affect the price of our Ordinary Shares” for additional information.

Our operating expenses consist of the following components:

●	Cost of Revenues. Our cost of revenues consists of costs related to our direct and indirect sales, including the cost of components. Cost of revenues are primarily driven by the orders customers place for our products and as revenue for our products grows, we expect a corresponding increase in our cost of revenues.

●	Research and Development. Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor’s expenses and other related research and development expenses.

●	Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of salaries and related personnel expenses, subcontractor expenses and other related research and development expenses.

●	General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses, professional services fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

Results of Operations

The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,
U.S. dollars in thousands (except per share amounts)	2025	2024
Revenues	$5,806	$9,094
Cost of revenues	$3,701	$5,290
Gross profit	2,105	3,804
Research and development expenses	866	577
Selling and marketing expenses	1,158	1,367
General and administrative expenses	3,161	3,325
Other expenses (income)	(48)	5
Operating loss	(3,032)	1,470
Initial listing expenses	-	879
Finance expenses	104	124
Finance income	78	127
Loss before income tax	$(3,058)	$2,346
Income tax expenses	6	1
Net loss	$(3,064)	$2,347
Gain (loss) from measurement of defined benefit plans	(20)	3
Total comprehensive loss	3,084	2,344
Basic earnings (loss) per share	(0.4854)	(0.4505)
Diluted earnings (loss) per share	(0.4854)	(0.4505)

Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024

Revenues

Our revenues for the year ended December 31, 2025 were $5,806 thousand, compared to $9,094 thousand for the year ended December 31, 2024. The decrease in revenues for the year ended December 31, 2025 was primarily attributable to a delay in the receipt of new orders in 2025 from both new and existing customers that we expect to fulfil in 2026.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2025 was $3,701 thousand, compared to $5,290 thousand for the year ended December 31, 2024. The decrease in cost of revenues for the year ended December 31, 2025 was primarily attributable to the decrease in raw materials purchases and the use of subcontractors, due to delay in the receipt new orders.

Gross Profit

As a result of the foregoing, our gross profit for the year ended December 31, 2025 was $2,105 thousand, compared to $3,804 thousand for the year ended December 31, 2024. The decrease in gross profit for the year ended December 31, 2025, was primarily attributable to decreased sales with no change in overhead expenses.

Research and Development expenses

Research and development expenses increased by $289 thousand to $866 thousand for the year ended December 31, 2025, compared to $577 thousand for the year ended December 31, 2024. The increase in expenses for the year ended December 31, 2025 was primarily attributable to recruitment of additional personnel in our research and development function due to the launch of new products.

Selling and Marketing expenses

Selling and marketing expenses decreased by $209 thousand to $1,158 thousand for the year ended December 31, 2025, compared to $1,367 thousand for the year ended December 31, 2024. The decrease in expenses for the year ended December 31, 2025 was primarily attributable to a decrease in stock-based compensation expenses related to our selling and marketing personnel, as certain equity awards fully vested in 2024 and did not recur in 2025, as well as due to a decrease in sales in 2025.

General and Administrative Expenses

General and administrative expenses decreased by $164 thousand to $3,161 thousand for the year ended December 31, 2025, compared to $3,325 thousand for the year ended December 31, 2024. The decrease in expenses for the year ended December 31, 2025 was primarily attributable to reduction in insurance expenses and the recovery of amounts previously provided for doubtful debts.

Other Expenses (income)

Other income was $48 thousand for the year ended December 31, 2025, compared to other expenses $5 thousand for the year ended December 31, 2024. The other income for the year ended December 31, 2025 was attributable to a one-time government grant received during 2025.

Operating Loss

Operating loss for the year ended December 31, 2025 was $3,032 thousand, compared to $1,470 thousand for the year ended December 31, 2024. The increase in operating loss for the year ended December 31, 2025 was primarily attributable to a decrease in sales and gross profit, due to delays in receipt of new orders from various customers.

Listing Expenses

Listing expenses for the year ended December 31, 2025 were $0, compared to $879 thousand for the year ended December 31, 2024. Listing expenses for 2024 were incurred in connection with the initial public offering, and 2025 represents the first full year following the initial public offering and, as such, no such expenses were incurred.

Finance Expenses

Finance expenses for the year ended December 31, 2025 was $104 thousand, compared to $124 thousand for the year ended December 31, 2024. The decrease of finance expenses for the year ended December 31, 2025 was primarily attributable to finance expenses recorded in 2024 related to SAFE instruments that did not recur in 2025, partially offset by an increase in lease-related expenses.

Finance Income

Finance income for the year ended December 31, 2025 were $78 thousand, compared to finance income of $127 thousand for the year ended December 31, 2024. The decrease in financial income for the year ended December 31, 2025 was primarily attributable to a decrease in income from marketable securities.

Net Loss

Net loss for the year ended December 31, 2025 increased to $3,064 thousand, compared to net loss $2,347 thousand for the year ended December 31, 2024. The increase in net loss for the year ended December 31, 2025 was primarily attributable to delays in receipt of new orders.

Total Comprehensive Loss

Total comprehensive loss increased to $3,084 thousand for the year ended December 31, 2025, compared to comprehensive loss $2,344 thousand for the year ended December 31, 2024. The decrease in total comprehensive loss for the year ended December 31, 2025 was primarily attributable to delays in receipt of new orders.

B. Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2025, we have funded our operations primarily with cash generated from our operating activities. As of December 31, 2025, we had $2,982 in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	Year Ended December 31,
U.S. Dollars in thousands	2025	2024
Cash used in operating activities	$(2,665)	$(958)
Cash used in investing activities	(101)	(89)
Cash provided by financing activities	2,394	3,640
Net increase in cash and cash equivalents	$196	$2,610

Operating Activities

During the year ended December 31, 2025, net cash used in operating activities was $2,665 thousand, compared to net cash provided by operating activities of $958 thousand during the year ended December 31, 2024. The increase was primarily attributable to a decrease in change of trade receivable and net loss.

Investing Activities

Net cash used in investing activities was $101 thousand during the year ended December 31, 2025, compared to $89 thousand during the year ended December 31, 2024. This included capital expenditures in the amount of $31 thousand. This increase in investing activities was primarily attributable to increase in investing in deposits, and capital expenditure by purchase of new molds and production equipment.

Financing Activities

Net cash flow provided by financing activities was $2,394 thousand during the year ended December 31, 2025, compared to $3,640 thousand used in financing activities during the year ended December 31, 2024. This decrease was primarily attributable to decrease in proceeds from the issuance of our Ordinary Shares.

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

Current Outlook

As of December 31, 2025, our cash and cash equivalents were $2,982 thousand. We have funded our operations to date primarily with cash generated from our financing activities, which provided net cash of $2,394 thousand for the year ended December 31, 2025. As of December 31, 2025, we have a positive working capital of $5,255 thousand.

We believe that our existing cash and cash equivalents balance together with cash generated from operations will be sufficient to meet our working capital expenditure requirements for at least the next 12 months. We expect to generate revenue from the sale of our products and other revenues in the future. We expect our expenses to increase in connection with our activities, particularly as we continue the development of our products, and continue our commercialization efforts. We expect that our recurring revenues and profits will support our future capital requirements, which are dependent on the following:

●	the progress and costs of our research and development activities;

●	the costs of working capital;

●	large new orders that need to financed; and

●	the magnitude of our general and administrative expenses.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results-Research and Development Expenses” and “Item 5.A. Results of Operations - Comparison of the year ended December 31, 2025, to the year ended December 31, 2024- Research and Development Expenses.”

D. Trend Information

We sell our products directly and indirectly to the IDF, among other customers. Following the heightened security situation in Israel that began in October 2023, we have received purchase orders from the IDF and police forces in Israel to supply certain products for use by various branches of the IDF and police departments, as well as to support the replenishment of equipment inventories. Regional security conditions remain uncertain and there can be no assurance that additional purchase orders will materialize. For further information, see “Item 4.B. Business Overview - Marketing Channels” and “Item 3.D. Risk Factors - Risks Related to Israeli Law and Our Operations in Israel.”

E. Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our audited consolidated financial statements for the year ended December 31, 2025 included elsewhere in this annual report on Form 20-F.

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

Name	Age	Position	Class
Executive Officers
Nir Klein	58	Chief Executive Officer and Director	III
Ilan Akselrod	48	Chief Financial Officer	N/A
Gal Nir Klein	56	Vice President of Marketing and Israel Sales and Director	II
Elihay Cohen	64	Vice President of Marketing and International Sales Officer	N/A
Ronen Hananis	45	Vice President of Operations and Development	N/A

Directors
Ron Klein	60	Chairman of the Board of Directors	I
Yossi Tisch(1)(2)(3)(4)(5)	59	Director	N/A
Yafit Keret(2)(3)(4)	53	Director	III
Adrian Adler (1)(3)(4)	61	Director	II
Itiel Efrat(1)(2)(3)(4)(5)	61	Director	N/A

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Israeli law)

(4)	Independent Director (as defined under NYSE American LLC Company Guide Manual Section 803(A)(2), or NYSE American Section 803(A)(2))

(5)	External director (as defined under the Companies Law). External directors are not assigned to a class and are elected in accordance with the Companies Law.

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

Adrian Adler, Director

Mr. Adrian Adler has worked as a systems engineer at Israel Aerospace Industries since 2019, a project manager at TechMer Ltd. since 2016 and a project manager and engineer at Mistral Group since 2013. From 2014 through 2016, Mr. Adler worked as a project manager at Motorola Solutions Ltd. Mr. Adler received his MBA from the Ben-Gurion University of the Negev and his B.Sc. in electrical engineering from Tel Aviv University.

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

Family Relationships

Nir Klein, our Chief Executive Officer and Director is a brother to Ron Klein, the Chairman of our board of directors, and husband to Gal Nir Klein, our Israel Marketing and Sales Officer and Director (see “Item 7.B. Related Party Transactions” for additional information). Roei Klein, son of Nir Klein and Gal Nir Klein, is employed by the Company as the Director of Innovation, Digitalization and Automation.

The positions that Nir and Ron Klein occupy are in accordance with the provisions of the Companies Law and the Companies Regulations (Validity Period of a Decision According to Section 121 of the Companies Law), 5776-2016, which permits them to serve in their positions of five years following the completion of our Initial Public Offering.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management for the year ended December 31, 2025. All amounts reported in the tables below reflect the cost to our Company, in U.S. Dollars, for the year ended December 31, 2025.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share-Based Compensation(1)	Total
All directors and senior management as a group, consisting of 10 persons	$1,135,215	$225,667	$285,132	$1,646,014

(1)	Includes share-based compensation recognized during the year ended December 31, 2025 with respect to equity awards granted under our 2022 Equity Reward Plan, including options to purchase up to 300,000 Ordinary Shares granted to Mr. Nir Klein, options to purchase up to 250,000 Ordinary Shares granted to Mr. Ron Klein and options to purchase up to 150,000 Ordinary Shares granted to Mrs. Gal Nir Klein, each granted on December 30, 2025, with an exercise price of $1.07 and an expiration date of 10 years..

The following table sets forth information concerning the compensation of our five most highly compensated executive officers for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of dollars upon a conversion rate of 3.19 NIS/USD, for the year ended December 31, 2025.

Name and Principal Position		Salary, Pension, Retirement and Other Similar Benefits (Management)	Share Based Compensation	Total
Nir Klein(1)	Chief Executive Officer	$329,559	-	$329,559

Ilan Akselrod	Chief Financial Officer	$209,984	$36,164	$246,148

Gal Nir Klein(1)	Vice President of Marketing and Israel Sales	$236,467	-	$236,467

Elihay Cohen	Vice President of Marketing and International Sales	$230,566	$113,856	$344,422

Ronen Hananis	Vice President of Operations and Development	$207,404	$51,988	$259,392

Ron Klein(1)	Chairman of the Board of Directors	$86,914	$58,769	$145,683

(1)	Includes share-based compensation recognized during the year ended December 31, 2025 with respect to options granted on November 23, 2025 and approved by the Company’s shareholders on December 30, 2025 under our 2022 Equity Reward Plan, consisting of options to purchase up to 300,000 Ordinary Shares granted to Mr. Nir Klein, options to purchase up to 250,000 Ordinary Shares granted to Mr. Ron Klein, and options to purchase up to 150,000 Ordinary Shares granted to Mrs. Gal Nir Klein with an exercise price of $1.07 and an expiration date of 10 years.

Employment and Service Agreements

We have entered into written service agreements with each of our executive officers and the majority of our key employees, as further detailed below. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and intellectual property and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership-Equity Incentive Plan”.

Employment Agreement with Mr. Nir Klein, CEO and Director

In 2005, SOS entered into an employment agreement with Mr. Nir Klein, as amended on August 29, 2013, by which Mr. Klein to serve as the Chief Executive Officer, or CEO, of SOS for a full-time position. As of the date of our Company’s establishment, Mr. Klein became CEO of our Company with continuous rights. Mr. Klein is entitled to a monthly salary (gross) of NIS 35 thousand (approximately $11 thousand) and accompanying benefits, including 23 annual vacation days (accumulation of vacation days is limited to an allotment of 24 months only), recreation days and sick days pursuant to the law, a company car, payment for fuel expenses, a mobile phone and laptop, executive insurance/pension insurance, contributions to an education fund up to the ceiling that is exempted from tax under Israeli laws, and reimbursement of reasonable expenses incurred in relationship of his position. The Company also intends to execute Section 14 of the Severance Pay Law - 1963, or the Severance Pay Law, with Mr. Klein, and this will be valid as of the execution date. In addition, Mr. Klein is entitled to an annual bonus pursuant to meeting certain targets as described in his employment agreement. The employment agreement is for an unlimited term, and each party is entitled to terminate the employment agreement by a two months’ prior written notice. Upon conclusion of his employment at our Company for a reason that does not establish cause for termination pursuant to the terms of the employment agreement, Mr. Klein will be entitled to a prior notice period of four additional months (beyond the two-month period noted above). In addition, Mrs. Klein is entitled to receive sales commissions on all income generated from transactions with those customers that are under Mrs. Klein’s care and responsibility. The commission shall be calculated at a fixed rate of 1% of the gross income of such transactions and, in any case, no more than the maximum amount permitted under the Company’s compensation policy.

Furthermore, during his tenure as CEO, Mr. Klein has been granted 314,160 options to purchase of 314,160 Ordinary Shares, including 300,000 options approved by the Company’s shareholders on December 30, 2025 pursuant to our 2022 Equity Reward Plan. As of April 30, 2026, Mr. Klein has a total of 300,000 options.

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

On December 30, 2024, the Company’s shareholders approved an annual bonus plan for the years 2025-2027 based on related measurable targets and other term and an increase in Mr. Nir Klein’s monthly gross salary to NIS 69,000 (approximately $18,600), effective as of January 1, 2025. On December 30, 2025, our shareholders approved an amendment to the bonus plan with respect to the 2026 performance targets.

Employment Agreement with Mrs. Gal Nir Klein, VP Marketing and Israel Sales, and Director

In 2005, SOS entered into an employment agreement with Mrs. Gal Nir Klein, by which Mrs. Klein serves as the VP Marketing and Israel Sales, of SOS for a full-time position. Mrs. Klein is entitled to a monthly salary (gross) of NIS 22 thousand (approximately $6 thousand) and accompanying benefits, including 23 annual vacation days (accumulation of vacation days is limited to an allotment of 24 months only), recreation days and sick days pursuant to Israeli law, a company car, fuel expenses, a mobile phone and laptop, executive insurance/pension insurance, contributions to an advanced education fund for her full salary, and reimbursement of reasonable expenses incurred in relationship of her position. The Company also intends to execute Section 14 of the Severance Pay Law with Ms. Klein, and this will be valid as of the execution date. In addition, Mrs. Klein is entitled to an annual bonus pursuant to meeting certain targets as described in her employment agreement. The employment agreement is for an unlimited term, and each party is entitled to terminate the employment agreement by a two months’ prior written notice. Upon conclusion of her employment at our Company for a reason that does not establish cause for termination pursuant to the terms of the employment agreement, Mrs. Klein is entitled to a prior notice period of four additional months (beyond the two months period noted above).

Furthermore, during her tenure, Mrs. Klein has been granted 151,062 options to purchase 151,062 Ordinary Shares including options to purchase up to 150,000 Ordinary Shares granted on November 23, 2025 and approved by the our shareholders on December 30, 2025 under our 2022 Equity Reward Plan. As of April 30, 2026, Mrs. Klein holds 150,000 options.

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

On December 30, 2024, our shareholders approved an annual bonus plan for the years 2025-2027 based on related measurable targets and other terms and an increase in Mrs. Gal Nir Klien’s monthly gross salary to NIS 44,850 (approximately $12,000), effective as of January 1, 2025. On December 30, 2025, our shareholders approved an amended annual bonus plan for Mrs. Gal Nir Klein for the year 2026, based on related measurable targets, as described in our proxy statement filed as Exhibit 99.2 to our Report of Foreign Private Issuer furnished to the SEC on November 25, 2025.

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

Services Agreement with Mr. Ron Klein, Chairman of the Board of Directors

Mr. Ron Klein has served as the Chairman of our Board of Directors since May 2017. Mr. Klein is entitled to a monthly management fee of NIS 25,000 (approximately $7,850) and as of fiscal year 2025, Mr. Klein is also entitled to reimbursement of expenses. The engagement is for an unlimited term. The agreement is in force until the earlier of: (i) the annual meeting of our shareholders in accordance with our amended and restated articles of association; (ii) when our Board of Directors decides to replace Mr. Klein as an active chairman (in which case, our Board of Directors will approve Mr. Klein’s new terms of compensation as a director). The agreement shall automatically expire in the event Mr. Klein no longer serves as a member of our Board of Directors or is no longer qualified to serve as a member of our Board of Directors as per any of the events specified in the Companies Law and/or our amended and restated articles of association.

On December 30, 2024, the Company’s shareholders approved an annual bonus plan for the years 2025–2027 for Mr. Ron Klein, based on related measurable targets and other terms. On December 30, 2025, the Company’s shareholders approved an amended annual bonus plan for Mr. Ron Klein for the year 2026, as described in our proxy statement filed as Exhibit 99.2 to the Report of Foreign Private Issuer furnished to the SEC on November 25, 2025.

Furthermore, during his tenure, Mr. Klein has been granted options to purchase an aggregate of 373,309 Ordinary Shares, including options to purchase up to 250,000 Ordinary Shares granted on November 23, 2025 and approved by the Company’s shareholders on December 30, 2025 under our 2022 Equity Reward Plan. Such options were granted in accordance with the terms of the 2022 Equity Reward Plan.

As of April 30, 2026, Mr. Klein holds 373,309 options to purchase Ordinary Shares.

C. Board Practices

Introduction

Our board of directors presently consists of seven members, including two external directors, as required under the Companies Law. Based on information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, four members of the board of directors qualify as “independent directors” as defined under the listing standards of the NYSE American. Our amended and restated articles of association provide that the number of directors (including external directors, as applicable) shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve directors, who are classified with respect to the term for which they each severally hold office, excluding the external directors, if any (who are elected and serve in office in accordance with the provisions of the Companies Law). Pursuant to the Companies Law, the management of our business is vested in our board of directors.

Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him, which was approved by our shareholders. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee, or the Compensation Committee, and of the board of directors and are subject to the terms of any applicable employment agreements that we may enter into with them. Our board of directors has established an audit committee, financial statement examination committee, and the Compensation Committee.

The directors, excluding the external directors if any (who are elected and serve in office in accordance with the provisions of the Companies Law), shall be classified, with respect to the terms they each severally hold in office, into three classes, as equal in number as practicable, hereby designated as Class I, Class II and Class III.

(i)	The Company’s Class I director is Mr. Ron Klein who shall hold office until our annual general meeting of shareholders to be held in 2027, and until his respective successor is elected and qualified;

(ii)	The Company’s Class II directors are (1) Mrs. Gal Nir Klein and (2) Mr. Adrian Adler who shall hold office until our annual general meeting of shareholders to be held in 2028, and until their respective successors are elected and qualified; and

(iii)	The Company’s Class III directors are (1) Mr. Nir Klein and (2) Ms. Yafit Keret, who shall hold office until our annual general meeting of shareholders to be held in 2026, and until their respective successors are elected and qualified.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors); in one of the classes and until the next annual general meeting according to the appropriate class in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law (see “Item 6.C Board Practices - External Directors”).

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

The positions held by Nir and Ron Klein are in accordance with the provisions of the Companies Law and the Companies Regulations (Validity Period of a Decision According to Section 121 of the Companies Law), 5776-2016, which permits them to serve in their positions for five years following the completion of our Initial Public Offering.

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

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business - accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions.

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

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering

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

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder (as defined under the Companies Law) whose shares are listed for trading on specified exchanges outside of Israel, including the NYSE American, may adopt certain exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. As of the date of this annual report on Form 20-F, Mr. Ron Klein and Mr. Nir Klein hold together approximately 38.6% of our Ordinary Shares, and under the Companies Law, we consider them as “controlling shareholders” (as defined under the Companies Law). Accordingly, we do not use this exemption from the requirement described herein. Notwithstanding the above, if, in the future, we will no longer have a controlling shareholder, then, we may use the described exemption.

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

Our independent directors, the independence of whom was determined by our board of directors, are Yossi Tisch, Itiel Efrat, Adrian Adler and Yafit Keret.

Alternate Directors

Our amended and restated articles of association provides, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting expertise” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

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

Our Compensation Committee acts pursuant to a written charter, and consists of Yossi Tisch, Itiel Efrat, and Adrian Adler. Mr. Tisch acts as the Chairman of our Compensation Committee.

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

The duties of the Compensation Committee will include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy will be adopted by our board of directors and approved by a special majority of our shareholders at the general meeting, of a period of five (5) years following the completion of our Initial Public Offering (see “Item 6.C Board Practices - Approval of Related Party Transactions under Israeli Law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

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

Requirements for Compensation Committee

As noted above, the members of our Compensation Committee include Yossi Tisch, Itiel Efrat, and Adrian Adler each of whom is “independent,” as such term is defined in under the NYSE American rules.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. Our internal auditor is Grant Thornton LLP. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan.

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

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to recruit the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

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

D. Employees

As of December 31, 2025, we had 36 full-time employees, including some of the senior management, and one part-time employee. In addition, we have several consultants and sub-contractors, some of whom are engaged on a part time basis. All of our employees are located in Israel or in the United States.

As of December 31, 2024, we had 34 full-time employees, including some of the senior management, and one part-time employee. In addition, we have several consultants and sub-contractors, some of whom are engaged on a part time basis, all of whom were located in Israel or in the United States as of such date.

As of December 31, 2023, we had 29 full-time employees, including some of the senior management, and four part-time employees. In addition, we have several consultants and sub-contractors, some of whom are engaged on a part time basis, all of whom were located in Israel or in the United States as of such date.

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

E. Share Ownership

See “Item 7.A. Major Shareholders”.

Equity Incentive Plan

Our employee stock option plan, the 2022 Equity Reward Plan, was adopted by our board of directors, or the board, on January 9, 2023. The 2022 Equity Reward Plan provides for the grant of options to our directors, officers, employees and/or non-employees or of any affiliate thereof (collectively, “optionees”). As of April 30, 2026, the total number of Ordinary Shares reserved for the exercise of options granted under our 2022 Equity Reward Plan was 1,889,339.

Our 2022 Equity Reward Plan is administered by our board, which may grant its authority to a committee, consisting of at least two of our directors. If so granted, such committee has the responsibility of construing and interpreting the 2022 Equity Reward Plan. The committee has the power to recommend to the board and the board has the full power and authority to: (i) designate optionees; (ii) determine the terms and provisions of the respective option agreements (including the number of options granted, the number of Ordinary Shares to be covered by each option, provisions regarding exercise of the options, and the nature and duration of restrictions as to the transferability); (iii) determine the fair market value of the Ordinary Shares covered by each option; (iv) designate the type of options; and (v) cancel or suspend options, as necessary.

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

As a default, our 2022 Equity Reward Plan provides that upon termination of an optionee’s employment or service with us or any of our affiliates, other than in the event of death, disability or cause, all unvested options will terminate and the underlying Ordinary Shares will revert to our 2022 Equity Reward Plan, and all vested options will generally be exercisable for 90 days following such termination, subject to the terms of the 2022 Equity Reward Plan and the governing option agreement. Notwithstanding the foregoing, in the event the engagement is terminated for cause (including, inter alia, due to conviction of any felony involving moral turpitude, failure to carry out (as a result of gross negligence or willful misconduct) a reasonable directive, embezzlement or theft of fund from us or our affiliates, breach of the optionee’s fiduciary duties to us, and conduct determined to be materially detrimental to us) all options granted to such optionee, whether vested or unvested, will not be exercisable and will terminate on the date of the termination. Upon termination of a service agreement due to death or disability, all the options vested at the time of termination will generally be exercisable for 12 months.

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

In the event of any variation in our share capital, including a share dividend, share split, combination or exchange of shares, recapitalization, or any other like event, the number, class and kind of shares subject to the 2022 Equity Reward Plan and outstanding options, and the exercise prices of the options, will be appropriately and equitably adjusted so as to maintain the proportionate number of shares without changing the aggregate exercise price of the options.

All awards granted under the 2022 Equity Reward Plan are subject to lapse, forfeiture and/or recoupment under any clawback policy that we may adopt pursuant to the listing standards of the NYSE American or as is otherwise required by applicable law. Any recoupment under this policy may be conducted in conjunction with any other remedies or rights of recoupment available to the Company pursuant to the terms of any similar policy or under applicable law.

F. Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of April 30, 2026 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after April 30, 2026 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: 7 Giborei Israel, Netanya, Israel.

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Nir Klein*	2,777,645	34.7%
Elihay Cohen	539,990	6.7%
Directors and senior management who are not 5% holders:
Ron Klein	302,228	3.8%
Ronen Hananis	138,119	1.7%
Ilan Akselrod	97,120	1.2%
Gal Nir Klein*	12,500	**
Yossi Tisch*	17,894	**
Yafit Keret*	17,894	**
Adrian Adler *	13,334	**
Itiel Efrat*	17,894	**
All directors and senior management as a group (10 persons)	3,934,618	49.1%

*	Indicates director of the Company.

**	Less than 1%

Changes in Percentage Ownership by Major Shareholders

In 2025, AWM Investment Company, Inc., or AWM, decreased its percentage ownership from approximately 15.7% to 0%, as reflected in its Schedule 13G filed on August 14, 2025 and its subsequent Schedule 13G/A filed with the SEC on January 8, 2026, reporting beneficial ownership as of December 31, 2025.

In 2024, Elihay Cohen increased his percentage ownership from 0% to 7.0% and AWM increased its percentage ownership from 0% to 8.57%.

In 2023, there were no major changes in the percentage ownership of our major shareholders. There was, however, a decrease in the percentage ownership of Mr. Nir Klein who had his ownership stake in the Company diluted from 61.02% to 47.32% as a result of our Initial Public Offering.

Record Holders

Based on a review of information provided to us by our transfer agent, as of April 28, 2026, there was one shareholder of record of our Ordinary Shares in the United States, Cede & Co., the nominee of the Depositary Trust Company. The number of record holders is not representative of where such beneficial holders reside since many of these shares were held in street name by brokers or other nominees.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

B. Related Party Transactions.

The following is a description of our related party transactions since January 1, 2025.

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

Employment Agreement with Nir Klein

In 2005, we entered into an employment agreement with Mr. Nir Klein, our Chief Executive Officer and a member of the board of directors, as amended on August 29, 2013. Mr. Klein has served as our Chief Executive Officer since our inception. Mr. Klein’s monthly base salary is NIS 35,000 (approximately $11,000). In addition, Mr. Klein is entitled to an annual bonus and equity-based compensation (see “Item 6.B Compensation” for additional information). Mr. Klein is also entitled to customary benefits, including a company car, reimbursement of expenses, pension and insurance arrangements, and contributions to an education fund in accordance with applicable law.

On November 23, 2025, the Compensation Committee and the Board of Directors approved, and on December 30, 2025, our shareholders approved a grant of 300,000 options to purchase up to 300,000 Ordinary Shares to Mr. Nir Klein under our 2022 Equity Reward Plan.

Employment Agreement with Gal Nir Klein

In 2005, we entered into an employment agreement with Mrs. Gal Nir Klein, our Vice President of Marketing and Israel Sales, and a member of the board of directors. Mrs. Klein is the wife of Mr. Nir Klein, our Chief Executive Officer and major shareholder. Mrs. Klein’s monthly base salary is NIS 22,000 (approximately $7,000). In addition, Mrs. Klein is entitled to an annual bonus pursuant to meeting targets as well as a grant of company options (see “Item 6.B Compensation” for additional information). In addition, Mrs. Klein is entitled to receive sales commissions on all income generated from transactions with those customers that are under Mrs. Klein’s care and responsibility.

On December 30, 2024, our shareholders approved an annual bonus plan to Mrs. Gal Klein for the years 2025-2027 based on related measurable targets and other term and an increase in Mrs. Gal Klien’s monthly gross salary to NIS 44,850 (approximately $12,000), effective as of January 1, 2025. On December 30, 2025, our shareholders approved an amended annual bonus plan for Mrs. Gal Nir Klein for the year 2026, based on related measurable targets, as described in our proxy statement filed as Exhibit 99.2 to our Report of Foreign Private Issuer furnished to the SEC on November 25, 2025.

On November 23, 2025, the Compensation Committee and the Board of Directors approved, and on December 30, 2025, our shareholders approved, a grant of 150,000 options to purchase up to 150,000 Ordinary Shares to Ms. Nir Klein under our 2022 Equity Reward Plan.

Director Agreement with Ron Klein

Ron Klein, the brother of Mr. Nir Klein, serves as the Chairman of our board of directors in return for at least 30%, in consideration for monthly management fees of NIS 25,000 (approximately $7,000) plus prevailing value added tax (see “Item 6.C Board Practices -Approval of Related Party Transactions under Israeli Law ”for additional information.) Mr. Klein has been granted 123,309 options to purchase 123,309 Ordinary Shares.

On December 30, 2024, our shareholders approved an annual bonus plan to Mr. Ron Klein for the years 2025-2027 based on related measurable targets. On December 30, 2025, our shareholders approved an amended annual bonus plan for Mr. Ron Klein for the year 2026 based on related measurable targets, as described in our proxy statement filed as Exhibit 99.2 to the Report of Foreign Private Issuer furnished to the SEC on November 25, 2025.

On November 23, 2025, the Compensation Committee and the Board of Directors approved, and on December 30, 2025, our shareholders approved, a grant of 250,000 options to purchase up to 250,000 Ordinary Shares to Mr. Ron Klein under our 2022 Equity Reward Plan.

Employment Agreement with Roei Klein

On April 15, 2026, we entered into an employment agreement with Roei Klein, our Director of Innovation, Digitization and Automation. Mr. Klein is a relative of Mr. Nir Klein, our Chief Executive Officer and a controlling shareholder. Pursuant to the agreement, Mr. Klein provides IT, AI and sales services to the Company in consideration for a monthly salary of NIS 35,000 (approximately $11,000).

On December 30, 2025, our shareholders approved the employment and compensation of Mr. Roei Klein, as described in our proxy statement filed as Exhibit 99.2 to the Report of Foreign Private Issuer furnished to the SEC on November 25, 2025.

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

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors who are also officers of the Company. In addition, on August 25, 2022, our shareholders approved the grant of options to purchase Ordinary Shares to our non-executive directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions, as defined in our stock option plan or the stated compensation policy, as the case may be. We describe our option plan under “Item 6.E. Share Ownership-Equity Incentive Plan.”

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

B. Memorandum and Articles of Association.

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 1.1 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C. Material Contracts.

We have not entered into any material contract within the two years prior to the date of this annual report on Form 20-F, other than contracts entered into in the ordinary course of business, as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices - Indemnification,” “Item 6.E Share Ownership - Equity Incentive Plan,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above, or as otherwise described below:

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

Taxation of our Shareholders

There are certain capital gains taxes that are applicable to non-Israeli resident shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company is exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations are not entitled to the foregoing exemption if Israeli residents: (i) have, directly or indirectly, along or together with another, a controlling interest of 25% or more of any means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2025, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain was recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Further, our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act and our principal shareholders are exempt from the reporting provisions thereunder. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited interim financial information.

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

The annual rate of inflation in Israel was 2.6% in 2025 and 3.2% in 2024. The NIS weakened against the U.S. dollar by approximately 1 % in 2024. In 2025, the NIS strengthened against the U.S. dollar by approximately 6.7%, based on average annual exchange-rate movements.

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

The proceeds have been used and are expected to continue to be used for marketing and business development, research and development and working capital and general corporate purposes. As of April 30, 2026, we have not used all of the net proceeds from our Initial Public Offering.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. These controls and procedures were designed to ensure that the information required to be in periodic filings under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective as of December 31, 2025.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal controls and procedures were ineffective as of December 31, 2025 due to the material weakness in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS resulting from deficiencies in our information technology environment and the configuration of our enterprise resource management system, in matters related to order processing and approval workflows, which afforded unrestricted access across users, enabling personnel at all levels to initiate, modify and process transactions without the appropriate segregation of duties. Having implemented a revised access control framework within the enterprise management system in the fourth quarter of 2024, we have undertaken actions to remediate this material weakness; however, these remediation efforts are ongoing, and the material weakness continued to exist as of December 31, 2025.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, or Ziv Haft, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2025 and 2024.

The following table provides information regarding fees paid by us to Ziv Haft, including audit services, for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024

Audit fees(1)	$182	$177
Audit-related fees	$37	19
Tax fees(2)	$12	17
All other fees	0	0
Total	$231	$213

(1)	Includes professional services rendered in connection with the fees relating to our Initial Public Offering in January 2024 and fees associated with incremental audit procedures for 2019-2020 required to comply with PCAOB standards. All of the services provided were approved by our board of directors. Pursuant to the regulations promulgated under the Companies Law, pre-approval of audit fees is only mandatory for a public company and the periods presented in the table above were prior to our Initial Public Offering.

(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

In accordance with Israeli law and practice and subject to the exemption set forth in NYSE American Section 110, we have elected to follow the provisions of the Companies Law, rather than the NYSE American rules, with respect to the following requirements:

●	Quorum. While NYSE American Section 123 recommends a quorum of at least 33.33%, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholder present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual meeting of our shareholders to hold office until the third annual meeting following his or her election, in accordance with our classified board structure, as described below. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under NYSE American Section 804.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under NYSE American Section 805 with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Compensation Committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Item 6.C Board Practices -Approval of Related Party Transactions under Israeli Law” for additional information.)

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under NYSE American Section 803(A), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6.C Board Practices - External Directors”, as opposed to NYSE American Section 802(a) that prescribes that a majority of the directors sitting on the board of directors must be independent. We are required, however, to ensure that all members of our Audit Committee are “independent” under NYSE American Section 803(B)(1) and under the SEC criteria for independence and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with the NYSE American rules. In particular, under NYSE American Sections 711-713, shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. In contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Annual Shareholders Meeting. As opposed to the NYSE American Section 704, which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders’ meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Board Structure. As opposed to NYSE American Section 802(d), which mandates that the board of directors may not be classified into more than three classes of approximately equal size and tenure, with no individual director’s term exceeding three years, and with a majority of the directors standing for reelection within every consecutive two-year period, it is required, under the Companies Law and our amended and restated articles of association, that each director, except external directors (if applicable), will hold office until the third annual general meeting of our shareholders following their appointment, or until they resign or are removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events. The directors are classified, with respect to the term for which they each severally hold office, into three classes, as equal in number as practicable, and designated as Class I, Class II and Class III. The board of directors may assign members of the board of directors already in office to such classes at the time such classification becomes effective. If the number of directors is changed, any newly created directors or decrease in directors must be apportioned by the board of directors among the classes to make them equal in number.

●	Nominating Committee. As opposed to NYSE American Section 804(a) that mandates that director nominations must be either selected, or recommended for the board’s selection, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors and that a company must adopt a formal written charter or board resolution addressing the nominations process and such related matters, we are required, under the Companies Law and our amended and restated articles of association, with the exception of directors elected by our board of directors and external directors, to elect directors in an annual meeting of our shareholders to hold office until the third annual meeting following their election, in accordance with our classified board structure. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors.

●	Written Notice. As opposed to NYSE American Section 703, that mandates each issuer to provide shareholders with written notice at least 10 days in advance of all shareholder meetings and to provide for such notice in its by-laws, we are required, under Companies Law and our amended and restated articles of association, to provide either 14 or 21 days written notice.

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

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Silynxcom Ltd. (incorporated herein by reference to Exhibit 99.1 to our Form 6-K (File No. 001-41916) filed with the SEC on September 4, 2025)
2.1*	Description of Securities
2.2	Form of Representative’s Warrant (incorporated herein by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on December 6, 2023)
4.1	Form of Indemnification and Exemption Agreement (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on January 8, 2024).
4.2	English translation of Silynxcom Ltd. 2022 Equity Reward Plan. (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on December 19, 2023).
4.3	Silynxcom Ltd. Compensation Policy (incorporated herein by reference to Exhibit 99.1 to our Form 6-K/A (File No. 001-41916) filed with the SEC on January 6, 2026).
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on October 27, 2023).
11.1*	Silynxcom Ltd. Insider Trading Policy.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ziv Haft, a member firm of BDO, independent registered public accounting firm.
97.1	Silynxcom Ltd. Clawback Policy, adopted December 28, 2023 (incorporated herein by reference to Exhibit 97.1 to our Form 20-F (File No. 001-41916) filed with the SEC on April 30, 2024.
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2025, December 31, 2024 and December 31, 2023; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2025, December 31, 2024 and December 31, 2023; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2025, December 31, 2024 and December 31, 2023; (iv) Consolidated Statements of Cash Flows as of December 31, 2025, December 31, 2024 and December 31, 2023; and (v) Notes to the consolidated financial statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Silynxcom Ltd.

Date: April 30, 2026	By:	/s/ Nir Klein
Nir Klein
Chief Executive Officer

Silynxcom Ltd.

Consolidated Financial Statements

As of December 31, 2025

-----------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Silynxcom Ltd.

Netanya, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Silynxcom Ltd. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), changes in the shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively, the “Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and Interpretations (IASB).

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

Tel Aviv, Israel
April 30, 2026,

/s/ Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Financial Position

		As of December 31
	Note	2025	2024
Current assets
Cash and cash equivalents	4	2,982	3,178
Marketable securities		13	-
Deposits with banking corporations		59	26
Trade receivables, net	5	1,058	1,144
Other current assets	6	291	191
Inventory	7	3,184	3,115
		7,587	7,654

Non-current assets
Property, plant & equipment, net	8	156	161
Long-term deposits		101	77
Right of use assets	9	980	899
		1,237	1,137
Total assets		8,824	8,791

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Financial Position (cont.)

		As of December 31
	Note	2025	2024
Current liabilities
Lease liabilities – current	9	178	100
Trade payable	10	1,042	1,154
Other accounts payables	11	1,112	1,147
		2,332	2,401

Non-current liabilities
Lease liabilities	9	984	808
Liabilities for employee benefits, net	12	64	35
		1,048	843

Shareholders’ equity
Share capital	14	-	-
Premium and other capital reserves		29,586	26,625
Capital reserve for transactions with controlling shareholders		1,542	1,542
Accumulated loss		(25,684)	(22,620)
		5,444	5,547

Total liabilities and shareholders’ equity		8,824	8,791

/s/ Ron Klein	/s/ Nir Klein	/s/ Ilan Akselrod	April 30, 2026
Ron Klein	Nir Klein	Ilan Akselrod	Date of approval of the
Chairman Of the Board	Chief Executive Officer	Chief Financial Officer	Financial Statements

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands except for EPS data

Silynxcom Ltd.

Consolidated Statements of Comprehensive Loss

		For the year ended December 31,
	Note	2025	2024	2023

Revenue	16.A.	5,806	9,094	7,633

Cost of revenue	16.B.	3,701	5,290	4,464

Gross profit		2,105	3,804	3,169

Research and development expenses	16.C.	866	577	1,048

Selling and marketing expenses	16.D.	1,158	1,367	3,170

General and administrative expenses	16.E.	3,161	3,325	1,732

Other expenses (income)	16.F.	(48)	5	-

Operating Loss		(3,032)	(1,470)	(2,781)

Listing expenses		-	879	-

Finance expenses	16.G.	104	124	104

Finance income	16.H.	(78)	(127)	(67)

Loss before income tax		(3,058)	(2,346)	(2,818)

Income tax expenses	17	6	1	1

Net Loss		(3,064)	(2,347)	(2,819)

Other comprehensive income:

Amounts that shall not be subsequently reclassified to profit and loss:
Gain (loss) from remeasurement of defined benefit plans	12	(20)	3	6

Total comprehensive Loss attributed to the shareholders of the Company		(3,084)	(2,344)	(2,813)

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands except for EPS data

Silynxcom Ltd.

Consolidated Statements of Comprehensive Loss (cont.)

		For the year ended December 31,
	Note	2025	2024	2023

Basic loss per share (in $)	18	(0.4854)	(0.4505)	(0.8916)

Weighted average of the number of ordinary shares used to calculate basic earnings per share		6,311,795	5,210,317	3,161,779

Diluted loss per share (in $)	18	(0.4854)	(0.4505)	(0.8916)
Weighted average of the number of ordinary shares used to calculate diluted earnings per share		6,311,795	5,210,317	3,161,779

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Changes in Shareholders’ Equity (deficit)

	Share capital	Premium and other capital reserves	Capital reserve for transactions with controlling shareholders	Accumulated loss	Total Shareholders’ equity (deficit)

Balance as of December 31, 2022	52	16,658	1,542	(17,454)	798

Net income for the year	-	-	-	(2,819)	(2,819)
Other comprehensive income	-	6	-	-	6
Total comprehensive income	-	6	-	(2,819)	(2,813)

Share-based compensation	-	4,236	-	-	4,236
Balance as of December 31, 2023	52	20,900	1,542	(20,273)	2,221

Net loss for the year	-	-	-	(2,347)	(2, 347)
Other comprehensive income	-	3	-	-	3
Total comprehensive loss	-	3	-	(2,347)	(2,344)

Issuance of ordinary shares in the Company’s initial public offering (“IPO”), net of underwriting commissions and offering costs	-	4,354	-	-	4,354
Conversion share capital to non-par value	(52)	52	-	-	-
SAFE conversion	-	456	-	-	456
Share-based compensation	-	860	-	-	860
Balance as of December 31, 2024	-	26,625	1,542	(22,620)	5,547

Net loss for the year	-	-	-	(3,064)	(3,064)
Other comprehensive loss	-	(20)	-	-	(20)
Total comprehensive loss	-	(20)	-	(3,064)	(3,084)

Exercise of options	-	49	-	-	49
Issuance of common stock, net	-	2,392	-	-	2,392
Stock-based compensation	-	540	-	-	540
Balance as of December 31, 2025	-	29,586	1,542	(25,684)	5,444

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net Loss	(3,064)	(2,347)	(2,819)

Adjustments Required to Present Cash Flows from Operating Activities

Income and expenses not involving cash flows

Depreciation and amortization	207	139	132
Increase in liability for employee benefits, net	9	8	4
Revaluation of derivatives measured at fair value through profit and loss	-	-	65
Capital loss	-	5	-
Other finance expenses	(32)	(15)	55
Share-based compensation	540	860	4,236
	724	997	4,492

Changes in asset and liability line items:

Decrease in trade receivable	86	1,308	322
Decrease (increase) in other current assets	(195)	272	(216)
Increase in inventory	(69)	(633)	(49)
Decrease in trade payables	(112)	(161)	(906)
Decrease in other accounts payables	(35)	(394)	(94)
	(325)	392	(943)

Net cash provided by (used in) operating activities	(2,665)	(958)	730

Cash flows from investing activities
Proceeds from (Purchase of) marketable securities	(13)	81	-
Increase in deposits	(57)	(58)	(7)
Purchase of property, plant and equipment	(31)	(112)	(3)

Net cash used in investing activities	(101)	(89)	(10)

Cash flows from financing activities
Repayment of loans from related parties	-	(43)	(73)
Repayment of warrants	-	(165)	-
Repayment of loans from banking corporations	-	(104)	(81)
Repayment to former shareholders	-	(250)	-
Exercise of stock options	49	-
Issuance of ordinary shares in the IPO, net	2,487	4,324	-
Repayment of lease liabilities	(142)	(122)	(75)

Net cash provided by (used in) financing activities	2,394	3,640	(229)

The notes to the consolidated financial statements form an integral part thereof.

U.S dollars in thousands

Silynxcom Ltd.

Consolidated Statements of Cash Flows (cont.)

	For the year ended December 31,
	2025	2024	2023

Exchange rate differentials for cash and cash equivalent balances	176	17	8

Increase (decrease) in cash and cash equivalents	(196)	2,610	499

Balance of cash and cash equivalents at beginning of year	3,178	568	69

Balance of cash and cash equivalents as at end of year	2,982	3,178	568

Appendix A - Additional information in connection with cash flows from operating activities

Interest paid	86	36	20

Appendix B - Transactions not involving cash flows

Recognition of right-of-use asset against a lease liability	252	903	39
Conversion of SAFE	-	456	-

The notes to the consolidated financial statements form an integral part thereof.

 U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements

NOTE 1 - GENERAL

A.	General

Silynxcom Ltd. was incorporated in Israel on August 22, 2021, as a privately held company. As part of a restructuring carried out by Silynxcom Ltd. (the “Restructuring”) on August 26, 2021, it became the parent company of Source of Sound Ltd. and Silynx Communications Inc. Silynxcom Ltd ’s registered offices are located at 7 Giborei Israel St., Netanya, Israel.

Silynxcom Ltd. is engaged through Silynx Communications Inc. and Source of Sound Ltd. (hereinafter: “SOS”) (All together, hereinafter: “the Company”) in a single area of activity: the development, production, marketing and sale of ruggedized noise protection and communication accessories for tactical uses (including radios used by groups such as security forces, law enforcement, and rescue forces.). As part of its activity, the Company manufactures and develops speech and audio systems that include single and dual-sided communication systems integrated into headsets and intended for the personal use of those serving in armies, security and rescue forces, and law enforcement forces in Israel and across the world.

On January 17, 2024, the Company closed its initial public offering (the “IPO”) of 1,250,000 of its ordinary shares, no par value, of the Company (the “Ordinary Shares”) at a public offering price of $4.00 per share, for gross proceeds of $5,000 before deducting underwriting discounts and before deducting the equity transaction costs. On April 2, 2025, the Company closed an underwritten public offering of 1,290,000 Ordinary Shares at a public offering price of $2.25 per share, for gross proceeds of approximately $2,900. (See also Note 14).

B.	Liquidity

As of December 31, 2005, the Company incurred a net loss of $3,064 and had an accumulated deficit of $25,684. Notwithstanding the foregoing, the Company held cash and cash equivalents, including deposits and marketable securities, amounting to $3,054, and maintained positive working capital of $5,255.

In accordance with IAS 1, management has assessed the Company’s ability to continue as a going concern and believes that the Company has sufficient resources to meet its obligations and continue its operations for the foreseeable future.

C.	The effect of the 2023-2025 Israel wars

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

Following the October 7, 2023 attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. On June 13, 2025, Israel launched a strike against Iran, aimed to disrupt Iran’s capacity to coordinate or launch hostilities against Israel. Iran has retaliated in response, firing missiles and drones at Israeli military and civilian infrastructure.

Operation Lion’s Roar

In late February 2026, Israel, together with the United States, conducted a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability. In addition, in early March 2026, Israel has been engaged with Hezbollah in Lebanon, that has been launching missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns. In response to these attacks, Israel has carried out a number of targeted strikes on sites associated with Hezbollah in Lebanon. The situation remains highly fluid, and we are unable to predict when, or on what terms, this escalation will be resolved. Further escalation, whether involving direct confrontation between Israel and Iran or through regional proxy groups, could result in additional mobilization of reserve personnel, further restrictions on movement or commerce, damage to infrastructure, supply chain interruptions, disruptions to global energy markets, and heightened cybersecurity threats. Any of the foregoing could materially and adversely affect our operations, financial condition, and results of operations, particularly if disruptions are prolonged or recur.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 1 - GENERAL (Cont.)

Since this is an event beyond the Company’s control and characterized by uncertainty, in particular as to when these military operations will end, as of the approval date of these consolidated financial statements, the Company is unable to predict the intensity of the impact of operation Lion’s Roar on the Company’s financial condition and the results of operations.

As of the date of approval of these consolidated financial statements, a ceasefire has been announced. While this development may contribute to a gradual easing of certain restrictions and a recovery in economic activity, significant uncertainty remains regarding the stability of the ceasefire and the potential for renewed escalation. Accordingly, the ultimate impact of the operation and related developments on the Company’s financial condition and results of operations remains uncertain, and the Company continues to monitor the situation closely.

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

B.	Significant considerations, estimates and assumptions used in the preparation of the financial statements

Main estimates and assumptions

Preparation of the financial statements requires management to use estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The underlying estimates and assumptions are reviewed on an ongoing basis. Changes in the accounting estimates are made in the period in which the change in estimate is made Set forth below are the key assumptions made and critical estimates calculated in the preparation of the financial statements:

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

D.	Functional currency and foreign currency

(1)	Functional currency and presentation currency

The Consolidated Financial Statements are presented in U.S. dollars (hereinafter - “$” or “USD”), the functional currency of the Company and its consolidated companies and the currency that best reflects their transactions and the commercial environments in which they operate, and their transactions.

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

E.	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments, including short-term bank deposits with original maturities of at least three months from the investment date, and which are not restricted by a pledge.

F.	Short-term deposits

Short-term bank deposits with original maturities of three months from the investment date, with banking corporations, and which do not meet the definition of cash equivalents. The deposits are presented according to the terms of their deposit.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Inventory

Inventory is measured at the lower of cost or net realizable value. Inventory costs include expenditures for the purchase of inventory and bringing it to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated selling costs. The company periodically examines the condition and age of its inventory and makes provisions for damaged or slow-moving inventory accordingly. As of December 31, 2025, and 2024, the provision for slow-moving inventory and damage were $865 and $109, respectively. The cost of inventory is determined on a “first in-first out” basis.

H.	Financial instruments

(1)	Financial assets

Financial assets measured at amortized cost

Financial assets measured at amortized cost include loans and receivables that comply with both of the following conditions:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows arising therefrom.

-	According to the contractual terms and conditions of the financial asset, the Company is entitled, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Financial instruments (cont.)

(2)	Financial liabilities

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

I.	Research and development costs

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

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Leases

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

Set forth below are data regarding the depreciation periods of the relevant right-of-use assets by groups of right-of-use assets:

Years
Office space	5-10
Vehicles	3

K.	Property, plant and equipment

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

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.	Impairment of non-financial assets

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

M.	Provisions

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

Warranty provision

The Company provides a standard warranty of 12 months for its customers.

N.	Liabilities for employee benefits

(1)	Short-term employee benefits

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

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Liabilities for employee benefits (cont.)

(2)	Post-employment employee benefits (cont.)

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

O.	Revenue recognition

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

Q.	Earnings (loss) per share

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

R.	Fair value measurement

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

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Transaction costs of equity transactions

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

T.	Changes in accounting policies

Several amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards:

New IFRS adopted in the period

On August 15, 2023, the IASB issued Lack of Exchangeability, which amended IAS 21 - The Effects of Changes in Foreign Exchange Rates (the “IAS 21” Amendments”).

The IAS 21 Amendments are applicable to annual reporting periods beginning on or after January 1, 2025. The IAS 21 Amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. They require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable for another currency. The IAS 21 Amendments also introduce additional disclosure requirements when an entity estimates a spot exchange rate because a currency is not exchangeable for another currency.

Prior to the IAS 21 Amendments, IAS 21 did not include explicit requirements for determining the exchange rate when a currency is not exchangeable for another currency, which led to differences in practice.

When applying the IAS 21 Amendments, an entity is not permitted to restate comparative information.

The Company has assessed the impacts, and there is no effect of the IAS 21 Amendments on the Company’s financial results.

New IFRS not yet effective

IFRS 18, Presentation and Disclosure in Financial Statements:

IFRS 18 replaces IAS 1, Presentation of Financial Statements. IFRS 18 provides guidance for improving the structure and content of the financial statements, particularly the income statement. IFRS 18 includes new disclosure and presentation requirements as well as requirements that were taken from IAS 1, Presentation of Financial Statements. As part of the new disclosure requirements, it is required to present two subtotals in the income statement: operating profit and profit before financing and taxes. Furthermore, results in the income statement will be classified into three new categories: an operating category, an investing category and a financing category.

In addition to the changes in the structure of the income statements, IFRS 18 also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures. Furthermore, IFRS 18 adds specific guidance for aggregation and disaggregation of items in the financial statements and in the notes.

IFRS 18’s initial date of application is for annual reporting periods beginning on or after January 1, 2027 with earlier application being permitted.

The Company is examining the effects of IFRS 18 on its financial statements with no plans for early adoption.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 3 – THE COMPANY’S SUBSIDIARIES

A.	Set forth below are details regarding the Company’s subsidiaries:

	Jurisdiction of incorporation	Rights to equity/voting rights
Investee

Silynx Communications Inc.	Delaware, USA	100%

Source of Sound Ltd.	Israel	100%

B.	Additional information

(1)	Silynx was a privately held company that was incorporated in Delaware, USA in September 2005. through the completion date of the Restructuring completed by the Company on August 26, 2021 (see Note 1.A), Silynx held the entire issued and paid-up share capital of SOS.

(2)	SOS was a privately held company that was incorporated in Israel in September 2005. SOS was engaged in the development, production, marketing and sale of personal speech and audio accessories for tactical uses (i.e., radios used by security forces, law enforcement and rescue forces, etc.).

NOTE 4 – CASH AND CASH EQUIVALENTS

	December 31
	2025	2024
Composition:

Cash - in USD	1,768	1,585
Cash - in New Israeli Shekel (“NIS”)	1,192	1,569
Cash - in Euros	22	24
	2,982	3,178

NOTE 5 – TRADE RECEIVABLES, NET

	December 31
	2025	2024
A. Composition:

Trade receivables	1,064	1,199
Less expected credit loss (see Note B below)	(6)	(55)
Trade receivables, net	1,058	1,144

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

At every reporting date, the historically observed default rates are updated and changes in the forward-looking estimates are analyzed. The Company estimated the following provision matrix:

Three-level provision matrix

	Default rate	As of December 31, 2025	ECL	Default rate	As of December 31, 2024	ECL

Key customers IL	0.1%	993	1	0.1%	1,015	1
Other customers	3.5%	71	2	3.5%	184	6
Specific provision	-	-	3	-	-	48
Total		1,064	6		1,199	55

The Company periodically estimates the financial stability of its customers. The Company believes that the financial stability of its key customers is high.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 6 – OTHER CURRENT ASSETS

	December 31
	2025	2024
Composition:

Institutions	237	31
Prepaid issuance costs	-	95
Prepaid expenses	22	29
Advances to suppliers	27	35
Other	5	1
	291	191

NOTE 7 – INVENTORY

	December 31
	2025	2024
Composition:

Raw materials	2,157	1,803
Products in process	523	800
Finished goods	504	512
	3,184	3,115

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

	Furniture and office equipment	Computers and electronic equipment	Leasehold improvements	Molds and production equipment	Total

Cost
As of January 1, 2024	451	291	70	1,156	1,968
Additions	41	16	22	33	112
Derecognitions	-	-	(69)	-	(69)
As of December 31, 2024	492	307	23	1,189	2,011
Additions	-	1	3	27	31
As of December 31, 2025	492	308	26	1,216	2,042

Accumulated depreciation
As of January 1, 2024	444	284	65	1,081	1,874
Additions	2	7	2	30	41
Derecognitions	-	-	(65)	-	(65)
As of December 31, 2024	446	291	2	1,111	1,850
Additions	2	6	3	25	36
As of December 31, 2025	448	297	5	1,136	1,886

Amortized cost
As of December 31, 2025	44	11	21	80	156

As of December 31, 2024	46	16	21	78	161

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 9 – LEASES

A.	Set forth below are details regarding the lease agreements in which the Company is (or was) engaged in the reporting periods:

(1)	In May 2019, the Company entered into agreement with a third party (hereinafter - the “Lessor CA”), under which the Company leases from the Lessor offices in California, USA in consideration for monthly lease fees of approximately $2 and for a period of 6 months; in practice, as of the approval date of the Consolidated Financial Statements, the Company still leases the offices from the Lessor, but without a valid lease agreement.

After the term of the agreement, which is shorter than one year, the above lease was accounted for as an operating lease in the financial statements, and consequently the lease expenses in respect of the lease were recognized directly in profit and loss as incurred.

(2)	In January 2019, SOS entered into agreement with a third party (hereinafter - the “Lessor”), to lease offices in Netanya, in consideration for monthly lease fees of approximately $6 (NIS 21 thousand) for a period of one year with an option to extend the lease term by one further year. During the years 2021 to 2024 the terms with the Lessor were on a monthly basis. Since there was no long-term lease agreement, the rental expenses were recognized as current expenses, in accordance with the IFRS 16 exemption.

(3)	The Company is a party to lease agreements, under which it leases vehicles for a period of 3 years.

(4)	On July 25, 2024, SOS entered into a new lease agreement, in consideration for monthly lease fees of approximately $10 (NIS 35 thousand). The lease period is 5 years with 5 years extensional period.

The company recognized a lease liability of $844 (NIS 3,059 thousand). The Company estimated this liability using a discount rate of 6.83%, as estimated by an independent external appraiser to be the SOS’s incremental interest rate as of that date. On the other hand, SOS recognized a right-of-use asset of an identical amount as of that date.

B.	Set forth below are the changes in the right-of-use assets attributed to vehicles:

	Vehicles	Office space	Total
Cost
As of January 1, 2024	230	-	230
Additions	45	858	903
Derecognitions	(37)	-	(37)
As of December 31, 2024	238	858	1,096
Additions	256	13	269
Derecognitions	(193)	-	(193)
As of December 31, 2025	301	871	1,172

Accumulated depreciation
As of January 1, 2024	135	-	135
Addition	64	35	99
Derecognitions	(37)	-	(37)
As of December 31, 2024	162	35	197
Additions	86	85	171
Derecognitions	(176)	-	(176)
As of December 31, 2025	72	120	192

Amortized cost
As of December 31, 2025	229	751	980

As of December 31, 2024	76	823	899

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 9 – LEASES (cont.)

C.	Lease liabilities

	December 31
	2025	2024
Composition:

Lease liabilities in respect of lease of vehicles	257	76
Lease liabilities in respect of lease of office space	905	832
Less current maturities	178	100
	984	808

The contractual repayment dates of the lease liabilities subsequent December 31, 2025:

First year - current maturities	258
Second year	257
Third year onwards	997
1,512

D.	Additional details regarding lease transactions

	For the year ended December 31,
	2025	2024
Finance expenses for lease liabilities	234	34

Expenses short-term leases (*)	50	48

Cash flow used in lease transactions	228	116

(*)	The Company has expenses in respect of the lease of offices for a period shorter than 12 months. The Company applied to this lease the exemption made available in the standard and recognized the lease costs on a straight-line basis over the lease term.

NOTE 10 – TRADE PAYABLES

	December 31
	2025	2024
Composition:

Trade payables	1,011	1,154
Checks payable	31	-
	1,042	1,154

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 11 – OTHER ACCOUNTS PAYABLES

	December 31
	2025	2024
Composition:

Accrued expenses	353	500
Employees and liabilities in respect thereof	326	341
Advance payments from customers	212	128
Institutions	164	121
Warranty provision	35	35
Related parties	6	8
Other	16	14
	1,112	1,147

NOTE 12 – LIABILITIES FOR EMPLOYEE BENEFITS, NET

	December 31
	2025	2024
A. Composition:

Present value of defined benefit liabilities	351	260
Less - fair value of plans’ assets	287	225
	64	35

B.	Changes in the present value of defined benefit liabilities

	December 31
	2025	2024

Balance at beginning of year	260	234
Current service cost	6	7
Interest cost	15	12
Benefits paid	-	-
Expenses in respect of exchange rate differences	42	(1)
Net actuarial loss	28	8
Balance at end of year	351	260

C.	Plans’ assets

The plans’ assets include severance pay funds, and the severance pay component in executive insurance policies and in pension funds.

Changes in the fair value of plan assets

	2025	2024

Balance at beginning of year	225	204
Expected return on plan assets	13	11
Employer contributions	7	-
Benefits paid	-	-
Income from exchange rate differences	34	(1)
Net actuarial gain	8	11
Balance at end of year	287	225

Actual return on plan assets	21	25

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 12 – LIABILITIES FOR EMPLOYEE BENEFITS, NET (cont.)

D.	Expenses in respect of defined benefit plans

	For the year ended December 31,
	2025	2024

Current service cost	(1)	7
Interest cost	15	2
Expected return on plans’ assets	(13)	-
Exchange rate differentials, net	7	-
	8	9
Presentation in profit and loss:
Cost of revenue	6	7
Finance expenses	2	2
	8	9

Presentation in other comprehensive loss (income)	20	(3)

E.	Key actuarial assumptions

	December 31,
	2025	2024

Discount rate	4.78%	5.53%

The expected weighted average cost of capital on plans’ assets	5.53%	5.57%

Expected pay rise rate	1.98%	2.39%

F.	Expenses in respect of defined contribution plans

	For the year ended December 31,
	2025	2024

Expenses in respect of employee benefits	8	9

Presentation on profit and loss:
Cost of revenue	1	3
Research and development expenses	1	1
Selling and marketing expenses	2	2
General and administrative expenses	4	3
	8	9

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 13 – COMMITMENTS AND PLEDGES

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

Subject to completion of the IPO, the Company and the Investors (the Investors would be considered as one party) would transfer to the Mediator Ordinary Shares representing 1% of the Company’s issued and paid-up share capital immediately prior to completion of the Issuance, in equal parts (i.e.: each party would transfer 0.5% of the Company’s issued share capital as aforesaid), and the Mediator would bear the tax consequences for this transfer.

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

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 13 – COMMITMENTS AND PLEDGES (cont.)

B.	Convertible loan

In 2017, the Company signed a loan agreement with one of its employees according to which the employee would grant the Company a convertible loan of $ 30 in exchange for receiving an option to purchase 282,667 shares of the Company.

The employee can exercise the option in one of two ways:

1.	Waiver of loan repayment in exchange for exercising the option at an exercise price of $0.11 per share.

2.	Receiving the loan amount back and receiving the option to exercise 53,624 options in exchange for an exercise price of $0.843 per share for four years from the repayment date. The option was exercised in January 2025.

NOTE 14 – EQUITY

A.	Composition of share capital

	Authorized	Issued and paid-up
	No. of shares	No. of shares

Ordinary Shares on par value per share, As of December 31, 2025	50,000,000	6,634,400
Ordinary Shares on par value per share, As of December 31, 2024	20,000,000	5,286,982

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

On November 28, 2023, the Company’s shareholders approved in the general shareholders meeting that:

all shares (issued and unissued) are consolidated on the basis that every 1 ordinary share par value NIS 0.01 is consolidated into 1.064572054 ordinary shares, no par value, such that the authorized ordinary shares of the Company following the stock split will be in the amount of 21,291,441 ordinary shares, no par value. In addition, the Company approved to decrease its authorized share capital to 20,000,000 ordinary shares, and the Company’s current issued and outstanding Ordinary Shares will be in the aggregate amount of 3,161,779 Ordinary Shares, no par value per share, and the Company’s options will be in the amount of 1,150,275 options to purchase Ordinary Shares (in such case the exercise price will be adjusted accordingly).

On January 17, 2024, the Company closed its IPO of 1,250,000 Ordinary shares at a public offering price of $4.00 per share, for gross proceeds of $5,000 before deducting underwriting discounts and before deducting the equity transaction costs, and $ 4,475 after deducting underwriting discounts. (see Note 1.A above).

On April 2, 2025, the Company closed an underwritten public offering of 1,290,000 Ordinary Shares at a public offering price of $2.25 per share, for gross proceeds of approximately $2.9 million, and net proceeds of approximately $2.6 million after deducting underwriting discounts and offering expenses. All the Ordinary Shares were offered by the Company.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 15 – SHARE-BASED PAYMENT IN A CONSOLIDATED SUBSIDIARY

On January 1, 2023, the Company granted 957,345 options to employees and officers with an exercise price ranging between $1.265 and $2.79 per option. The options are exercisable to shares in a 1:1 ratio. The options will vest over a period of 3 years.

On January 9, 2023, the Company granted 24,662 options to employees with an exercise price of $1.37 per option. The options are exercisable to shares in a 1:1 ratio. The options will vest over a period of three years.

The fair value of the aforesaid options was estimated on their award date at $5,381, with the assistance of an independent external appraiser, using the Black-Scholes pricing model. Set forth below are the parameters used in determining the fair value of the options:

The Company share price ($) (*)	6.8
Exercise price (in $)	2.79 - 1.265	See above.
Expected volatility in the Company’s share price	49.4% - 39.9%
Expected life of the warrants (in years)	8 – 5
Risk-free interest	3.86% - 4.29%
Expected dividend yield	-

(*)	The Company’s share price is determined based on the Company’s value as appraised by the appraiser as of the award date, while using the discounted cash flow method, and at a discount rate of 18%.

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

On February 27, 2025, the Company granted 106,812 options to employees with an exercise price of $3.97 per option. The options are exercisable to shares in a 1:1 ratio. The options will vest over a period of 3 years. The fair value of the aforesaid options was estimated on their award date at $168,782, using the Black-Scholes pricing model. Set forth below are the parameters used in determining the fair value of the options:

Company share price ($)	3.75
Exercise price (in $)	1.8
Expected volatility in the Company’s share price	40.48%
Expected life of the warrants (in years)	5
Risk-free interest	4%

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 15 – SHARE-BASED PAYMENT IN A CONSOLIDATED SUBSIDIARY (cont.)

Set forth below are the movements in options awarded to Company employees and officers in the reporting years:

	For the year ended December 31,
	2025		2024
	No. of options	Weighted Average Exercise Price	No. of options	Weighted Average Exercise Price

Outstanding at beginning of year	1,183,939	2.14	1,096,652	1.97
Granted during the year	806,812	1.17	100,520	4.00
Exercised during the year	(3,794)	1.37	-	-
Expired and/or forfeited during the year	(21,579)	13.29	(13,233)	1.59
Outstanding at ending of year	1,965,378	1.62	1,183,939	2.14

Exercisable at the end of the year	944,735	1.79	714,778	1.99

On December 30, 2025, the Company granted 700,000 options to the Company’s directors at an exercise price of $1.07 per option, for a vesting period of 3 years. The options expire in 10 years from the granted date.

NOTE 16 – ADDITIONAL INFORMATION REGARDING PROFIT OR LOSS ITEMS

	For the year ended December 31,
	2025	2024	2023
A. Revenue
Breakdown of revenue by geography
Israel	4,322	6,814	4,947
Europe	189	240	423
Asia	195	1,198	1,072
USA	1,099	841	1,070
Other	1	1	121
	5,806	9,094	7,633

	For the year ended December 31,
	2025	2024	2023
Revenues from key customers, each of which is responsible for 10% or more of the total revenues reported in the Consolidated Financial Statements:
Customer 1	2,175	4,097	2,559
Customer 2	861	-	-
Customer 3	409	1,332	908
	3,445	5,429	3,467

Trade receivables balance from key customers:
Customer 1	523	648	1,592
Customer 2	-	-	-
Customer 3	169	365	469
	692	1,013	2,061
Revenue by product group:
In-Ear Headset systems	3,331	4,945	4,532
SST Headset systems	2,371	3,818	2,713
Other	104	331	388
	5,806	9,094	7,633

The Company operates in one operation segment. The Company’s chief operating decision-maker (CODM) the chief executive officer, evaluates performance, makes operating decisions and allocates resources based on financial data, consistent with the presentation in the accompanying financial statements. The CODM reviews revenue, gross profit and operating income.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 16 – ADDITIONAL INFORMATION REGARDING PROFIT OR LOSS ITEMS (cont.)

	For the year ended December 31,
	2025	2024	2023
B. Cost of revenue
Salaries and related expenses*	1,085	1,190	1,139
Purchases	2,445	4,452	3,164
Depreciation and amortization	87	64	61
Decrease (increase) in inventory	(69)	(633)	(49)
Other	153	217	149
	3,701	5,290	4,464

*	Includes share-based compensation of $59 in 2025, $137 in 2024 and $421 in 2023.

C. Research and development expenses*
Salaries and related expenses	656	518	980
Purchases	47	8	3
Professional consulting	119	6	15
Depreciation and amortization	11	14	19
Other	33	31	31
	866	577	1,048

*	Includes share-based compensation of $48 in 2025, $160 in 2024 and $541 in 2023.

D. Selling and marketing expenses*
Salaries and related expenses	930	1,116	2,969
Exhibitions and advertising	58	119	46
Depreciation and amortization	23	11	25
Other	147	121	130
	1,158	1,367	3,170

*	Includes share-based compensation of $114 in 2025, $284 in 2024 and $2,467 in 2023.

E. General and administrative expenses*
Salaries and related expenses	1,248	1,121	1,400
Professional services	1,614	1,799	131
Rent and maintenance	76	105	57
Depreciation and amortization	86	52	26
Other	137	248	118
	3,161	3,325	1,732

*	Include share-based compensation of $318 in 2025, $279 in 2024 and $807 in 2023.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 16 – ADDITIONAL INFORMATION REGARDING PROFIT OR LOSS ITEMS (cont.)

	For the year ended December 31,
	2025	2024	2023
F. Other expenses (income)
Grants	(48)	-	-
Capital loss	-	5	-
	(48)	5	-

G. Finance expenses
In respect of interest lease liabilities	86	34	12
In respect of credit from banking corporations	1	14	9
Revaluation of a SAFE	-	47	53
Revaluation of a liability in respect of a warrants	-	-	12
Other	17	29	18
	104	124	104

H. Finance income
Securities income	15	81	-
Exchange rate differentials	63	31	67
Other	-	15	-
	78	127	67

NOTE 17 - INCOME TAXES

A. The tax rates applicable to Company’s income

(1)	In the reporting periods, the income of the Company and its consolidated company SOS are subject to corporate tax at the rate of 23% in Israel.

(2)	The income of the consolidated company Silynx - a company incorporated in Delaware USA - is subject to state tax of 8.84%, that reflects Silynx’s activity in California, and to federal tax of 21%.

B. Tax assessments

The Company has not yet been issued with final tax assessments since incorporation, including due to the end of limitation periods.

C. Carryforward tax losses

As of the reporting date, SOS has business losses carried forward for tax purposes at the total amount of $9,266 approximately. The company did not recognize deferred tax assets in respect of the aforesaid losses, since it is not expected that they will be utilized in the foreseeable future.

D. Tax reconciliation

	For the year ended December 31,
	2025	2024	2023

Lost before taxation	(3,058)	(2,346)	(2,818)
Theoretical tax credit at applicable statutory rate: 23%	(703)	(540)	(648)
Temporary differences and tax losses for which no deferred tax assets are recognized	156	(1,120)	(3,575)
Non-allowable expenses	541	1,659	4,222
Tax on income	6	1	1

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 18 – EARNING (LOSS) PER SHARE

	For the year ended December 31,
	2025	2024	2023
Weighted average of the number of ordinary shares used to calculate basic earnings per share	6,311,795	5,210,317	3,161,779

Weighted average of the number of ordinary shares used to calculate diluted earnings per share	6,311,795	5,210,317	3,161,779

The loss used in calculation (in $)	(3,064)	(2,347)	(2,819)

NOTE 19 – FINANCIAL INSTRUMENTS

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

C. Classification of financial instruments

	As of December 31,
	2025	2024
Financial assets
Cash and cash equivalents (including deposits with banks)	3,041	3,204
Marketable securities	13	-
Loans and receivables	1,064	1,144
	4,118	4,348

Financial liabilities
Financial liabilities measured at amortized cost	2,907	2,902
	2,907	2,902

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 19 - FINANCIAL INSTRUMENTS (cont.)

D. Fair value of financial instruments

(1)	Classification of financial instruments within the fair value hierarchy

Financial instruments presented in the statement of financial position at fair value, are classified into groups with similar characteristics, within a fair value hierarchy that is determined based on the source of the data used to measure the fair value, as follows:

Level 1:	Quoted prices (unadjusted) in an active market for identical assets or liabilities.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3:	Inputs that are not based on observable market data (assessment techniques not using observable market input).

(2)	Set forth below is the classification of the Company’s financial instruments, that are measured at fair value through profit and loss, in accordance with the above hierarchy as of the reporting dates:

	Level 1	Level 3	Total
As of December 31, 2025

Financial liabilities	-	-	-

(3)	Set forth below are the movements in the Company’s Level 3 financial liabilities measured at fair value through profit and loss in the reporting periods:

Balance as of January 1, 2025	-
Change in fair value	-
SAFE exercised	-
Warrant exercised	-
For the year ended of December 31, 2025	-

Balance as of January 1, 2024	574
Change in fair value	47
SAFE exercised	(456)
Warrant exercised	(165)
For the year ended of December 31, 2024	-

In the reported years there were no transfers between Level 1 and Level 2 and Level 3.

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 19 - FINANCIAL INSTRUMENTS (cont.)

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

E. Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate as a result of changes in the exchange rate of a foreign currency (other than the Company’s functional currency). Set forth below are the linkage terms of the Company’s financial instruments (in USD thousand) as of the reporting date:

As of December 31, 2025:

	NIS	USD	Other	Total

Cash and cash equivalents (including deposits with banks and marketable securities)	1,264	1,768	22	3,054
Loans and receivables	561	503	-	1,064
Total financial assets	1,825	2,271	22	4,118

Trade payable	684	218	140	1,042
Other accounts payables	421	282	-	703
Lease liabilities	1,162	-	-	1,162
Total financial liabilities	2,267	500	140	2,907

Total financial assets (liabilities), net	(442)	1,771	(118)	1,211

As of December 31, 2024:
	NIS	USD	Other	Total

Cash and cash equivalents (including deposits with banks)	1,595	1,585	24	3,204
Loans and receivables	683	461	-	1,144
Total financial assets	2,278	2,046	24	4,348

Trade payable	649	395	110	1,154
Other accounts payables	695	145	-	840
Lease liabilities	908	-	-	908
Total financial liabilities	2,252	540	110	2,902

Total financial assets (liabilities), net	26	1,506	(86)	1,446

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 19 - FINANCIAL INSTRUMENTS (cont.)

E. Currency risk (cont.)

As of the reporting date, the Company has net financial liabilities linked to NIS at the total amount of $442 A 10% increase in the exchange rate of NIS against the dollar would lead to a $44 increase in the Company’s net income and to an equal amount decrease in capital deficiency. A 10% decrease in the exchange rate of NIS against the dollar would lead to a $44 decrease in the Company’s net income and to an equal amount decrease in capital deficiency.

F. Risk in respect of interest rate

Fair value risk in respect of interest rate is the risk that the value of a financial instrument will fluctuate as a result of changes in the market interest rate. The Company’s risk in respect of interest rate stems mainly from loans from others, the Company has no loans outstanding as of December 31, 2025.

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

Set forth below are the repayment dates of the Company’s financial liabilities (other than financial liabilities measured at fair value through profit and loss) in accordance with their contractual terms and at undiscounted amounts (including interest payments) as of the reporting dates:

As of December 31, 2025:

	Up to one year	One to two years	From two years to three years	Total

Trade payable	1,042	-	-	1,042
Payables and credit balances	703	-	-	703
Lease liability	178	190	119	487
	1,923	190	119	2,232

As of December 31, 2024:

	Up to one year	One to two years	From two years to three years	Total

Trade payable	1,154	-	-	1,154
Payables and credit balances	840	-	-	840
Lease liability	100	77	80	257
	2,094	77	80	2,251

U.S dollars in thousands

Silynxcom Ltd.

Notes to the Financial Statements (Cont.)

NOTE 20 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

A. Balances with related parties

	December 31
	2025	2024

Accounts payable and accruals (included in employees and liabilities in respect thereof)	80	122

B. Benefits to related parties

	For the year ended December 31,
	2025	2024	2023

Payroll and related expenses in respect of employed related parties (*)	712	758	868

Number of related parties	3	3	4

(*)	Including $58, $147 and $500 in share-based payment in 2025, 2024 and 2023 respectively.

C. Benefits to senior officers

	For the year ended December 31,
	2025	2024	2023

Short-term benefits (*)	848	1,092	3,656

No. of recipients	3	3	3

(*)	Including $202 in share-based payment in 2025, $505 in share-based payment in 2024 and $3,216 in 2023.

D. Profit and loss data (*)

	For the year ended December 31,
	2025	2024	2023

Cost of revenue	195	233	233

Research and development expenses	65	78	421

Selling and marketing expenses	580	733	2,796

General and administrative expenses	721	806	1,074

(*)	Including benefits to related parties and officers, included in subsections b and c above.